Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172631

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

To the shareholders of DSW Inc. and Retail Ventures, Inc.:

On February 8, 2011, DSW Inc. and Retail Ventures, Inc. announced our proposed merger. This joint proxy statement/prospectus describes the merger, including the reasons the merger was proposed, the negotiation process that led to the merger, and other background information. We are sending you this joint proxy statement/prospectus and related materials in connection with the solicitation of proxies by the boards of directors of DSW and Retail Ventures for use at their special meetings of shareholders, both to be held on May 19, 2011. At the special meetings, among other items, the shareholders of DSW and Retail Ventures will be asked to consider and vote on proposals regarding the merger of Retail Ventures with and into DSW MS LLC, referred to as Merger Sub, a newly formed wholly owned subsidiary of DSW. These proposals are discussed in greater detail in the remainder of this joint proxy statement/prospectus. We urge you to read carefully this joint proxy statement/prospectus and the documents incorporated by reference into it.

If the proposed merger is completed, each holder of Retail Ventures common shares will be entitled to receive 0.435 DSW class A common shares for each Retail Ventures common share he, she or it owns, unless the holder affirmatively elects to receive 0.435 DSW class B common shares in lieu of DSW class A common shares. DSW shareholders will continue to own their existing DSW class A common shares. DSW class A common shares are currently traded on the New York Stock Exchange under the symbol “DSW,” and Retail Ventures common shares are currently traded on the New York Stock Exchange under the symbol “RVI.” DSW class B common shares are not publicly traded.

Based on the recommendation of a special committee of the DSW board of directors, the independent members of the DSW board of directors approved unanimously the merger agreement and the merger, and the DSW board of directors recommends unanimously that the DSW shareholders vote “FOR” the proposal to adopt the merger agreement and approve the merger at the DSW special meeting. Based on the recommendation of a special committee of the Retail Ventures board of directors, the Retail Ventures board of directors approved unanimously the merger agreement and the merger and recommends unanimously that the Retail Ventures shareholders vote “FOR” the proposal to adopt the merger agreement and approve the merger at the Retail Ventures special meeting.

We cannot complete the merger unless:

•	the holders of a majority of the voting power of the DSW class A common shares and the DSW class B common shares outstanding and entitled to vote, voting together as a single class, adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares;

•	the holders of a majority of the DSW class A common shares outstanding and entitled to vote that are not held by Retail Ventures, Schottenstein Stores Corporation and their respective affiliates adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares;

•	the holders of a majority of the DSW class A common shares outstanding and entitled to vote, adopt DSW’s Amended and Restated Articles of Incorporation;

•	the holders of a majority of the voting power of the DSW class A common shares and the DSW class B common shares outstanding and entitled to vote, voting together as a single class, adopt DSW’s Amended and Restated Articles of Incorporation; and

•	the holders of a majority of Retail Ventures common shares outstanding and entitled to vote adopt the merger agreement and approve the merger.

All Retail Ventures and DSW shareholders are invited to attend their company’s special meeting in person. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend either special meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the DSW or Retail Ventures special meeting, as applicable, by signing, dating and returning the enclosed proxy card, by calling the toll-free telephone number, or by using the Internet as described in the instructions included with your proxy card.

The obligations of DSW and Retail Ventures to complete the merger are subject to the satisfaction or waiver of several conditions. The accompanying joint proxy statement/prospectus contains detailed information about DSW, Retail Ventures, the special meetings, the merger agreement and the merger. You should read this joint proxy statement/prospectus carefully and in its entirety before voting, including the section entitled “Risk Factors” beginning on page 19.

Michael R. MacDonald President and Chief Executive Officer DSW Inc.	James A. McGrady Chief Executive Officer, President, Chief Financial Officer and Treasurer Retail Ventures, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is adequate, accurate, truthful, or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated April 11, 2011, and is first being mailed to shareholders on or about April 15, 2011.

DSW INC.
810 DSW Drive
Columbus, Ohio 43219
(614) 237-7100

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Time:	10:30 a.m.

Date:	May 19, 2011

Place:	Corporate offices of DSW Inc., located at 810 DSW Drive, Columbus, Ohio 43219

Purpose:
(1) To adopt the Agreement and Plan of Merger, dated February 8, 2011, among DSW Inc., DSW MS LLC, an Ohio limited liability company and a wholly owned subsidiary of DSW, and Retail Ventures, Inc., and approve the merger and the issuance of DSW class A common shares and DSW class B common shares

(2) To adopt the Amended and Restated Articles of Incorporation

(3) To approve any motion to adjourn or postpone the DSW special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the DSW special meeting to adopt any of the foregoing proposals

(4) To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement thereof

The first and second proposals are conditioned on each other and approval of each is required for completion of the merger.

Record Date:	Holders of record of DSW class A common shares and DSW class B common shares as of the close of business on March 22, 2011, the record date for the special meeting, are entitled to notice of and to vote at the meeting.

Proxy Statement:	The enclosed joint proxy statement/prospectus describes the purpose and business of the special meeting, contains a detailed description of the merger and the merger agreement, and includes a copy of the merger agreement as Appendix A. Please read these documents carefully before deciding how to vote.

The DSW board of directors recommends unanimously that shareholders vote “FOR” the proposal to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares, “FOR” the proposal to adopt the Amended and Restated Articles of Incorporation, and “FOR” the proposal to adjourn or postpone the special meeting, if necessary to solicit additional proxies.

YOUR VOTE IS IMPORTANT

If you receive a copy of the proxy card by mail, we urge you to date, sign, and promptly return the enclosed form of proxy in the enclosed envelope, to which no postage need be affixed if mailed in the United States. You may also authorize the individuals named on your proxy card to vote shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your card. Voting your shares over the Internet, via the toll-free telephone number or by mailing a proxy card will not limit your right to vote in person or attend the special meeting. You are invited to attend the special meeting. If you attend, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy. Please note, however, if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the special meeting, you must obtain from the record holder a proxy issued in your name.

By order of the board of directors,

William L. Jordan
Secretary

Columbus, Ohio
April 11, 2011

RETAIL VENTURES, INC.
4150 East 5th Avenue
Columbus, Ohio 43219
(614) 238-4148

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Time:	3:00 p.m.

Date:	May 19, 2011

Place:	Corporate offices of DSW Inc., located at 810 DSW Drive, Columbus, Ohio 43219

Purpose:
(1) To adopt the Agreement and Plan of Merger, dated February 8, 2011, among DSW Inc., DSW MS LLC, an Ohio limited liability company and a wholly owned subsidiary of DSW, and Retail Ventures, Inc., and approve the merger

(2) To approve any motion to adjourn or postpone the Retail Ventures special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Retail Ventures special meeting to adopt the merger agreement and approve the merger

(3) To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement thereof

Record Date:	Holders of Retail Ventures common shares as of the close of business on March 22, 2011, the record date for the special meeting, are entitled to notice of and to vote at the meeting.

Proxy Statement:	The enclosed joint proxy statement/prospectus describes the purpose and business of the special meeting, contains a detailed description of the merger and the merger agreement, and includes a copy of the merger agreement as Appendix A. Please read these documents carefully before deciding how to vote.

The Retail Ventures board of directors recommends unanimously that Retail Ventures shareholders vote “FOR” the proposal to adopt the merger agreement and approve the merger and “FOR” the proposal to adjourn or postpone the special meeting, if necessary to solicit additional proxies. Jay L. Schottenstein, chairman of the board of directors of Retail Ventures, Schottenstein Stores Corporation and other privately held entities controlled by Jay L. Schottenstein and his family own, in the aggregate, a majority of the outstanding Retail Ventures common shares and have indicated they intend to vote their Retail Ventures common shares in favor of these proposals.

YOUR VOTE IS IMPORTANT

If you receive a copy of the proxy card by mail, we urge you to date, sign and promptly return the enclosed form of proxy in the enclosed envelope, to which no postage need be affixed if mailed in the United States. You may also authorize the individuals named on your proxy card to vote shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your card. Voting your shares over the Internet, via the toll-free telephone number or by mailing a proxy card will not limit your right to vote in person or attend the special meeting. You are invited to attend the special meeting. If you attend, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy. Please note, however, if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain from the record holder a proxy issued in your name.

By order of the board of directors,

James A. McGrady
Chief Executive Officer, President,
Chief Financial Officer and Treasurer

Columbus, Ohio
April 11, 2011

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about DSW and Retail Ventures from other documents filed with the Securities and Exchange Commission, referred to as the SEC, that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of those documents filed with the SEC through the SEC at the SEC’s website, www.sec.gov. Shareholders of DSW or Retail Ventures may obtain documents filed with the SEC or documents incorporated by reference in this joint proxy statement/prospectus, when available, free of cost, by directing a written or oral request to the applicable company at:

DSW Inc.	Retail Ventures, Inc.
810 DSW Drive	4150 East 5th Avenue
Columbus, Ohio 43219	Columbus, Ohio 43219
Attn: Corporate Secretary	Attn: Corporate Secretary
(614) 237-7100	(614) 238-4148

Shareholders of DSW may also obtain copies of any of these documents and answers to questions about the DSW special meeting and proposals from Georgeson, DSW’s proxy solicitor, by directing a written or oral request to Georgeson at:

Georgeson
199 Water Street, 26th Floor
New York, New York 10038
(866)-391-7007

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the date of the special meetings. This means you must request this information no later than May 12, 2011. DSW or Retail Ventures, as the case may be, will mail properly requested documents to requesting shareholders by first class mail, or another equally prompt means, within one business day after receipt of such request.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated April 11, 2011. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date, except to the extent that such information is contained in an additional document filed with the SEC under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, between the date of this joint proxy statement/prospectus and the date of the DSW and Retail Ventures special meetings and is incorporated into this joint proxy statement/prospectus by reference. Neither the mailing of this joint proxy statement/prospectus to DSW or Retail Ventures shareholders nor the issuance by DSW of DSW class A common shares or DSW class B common shares in connection with the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding DSW has been provided by DSW, and information contained in this joint proxy statement/prospectus regarding Retail Ventures has been provided by Retail Ventures.

For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 130 of this joint proxy statement/prospectus.

Questions and Answers

Following are brief answers to certain questions that you may have regarding the proposals being considered at the special meeting of DSW shareholders, which we refer to as the DSW special meeting, and the special meeting of Retail Ventures shareholders, which we refer to as the Retail Ventures special meeting. DSW and Retail Ventures urge you to read carefully this entire joint proxy statement/prospectus, including the appendices, and the other documents to which this joint proxy statement/prospectus refers or incorporates by reference, because this section does not provide all of the information that might be important to you.

Unless stated otherwise, all references in this joint proxy statement/prospectus to DSW are to DSW Inc., an Ohio corporation; all references to Retail Ventures are to Retail Ventures, Inc., an Ohio corporation; all references to the combined company are to DSW after the completion of the merger; all references to Merger Sub are to DSW MS LLC, an Ohio limited liability company and a wholly owned subsidiary of DSW; all references to the Schottenstein Affiliates are to Jay L. Schottenstein, chairman of the board of directors of DSW and Retail Ventures, Schottenstein Stores Corporation, a Delaware corporation, and other privately held entities controlled by Jay L. Schottenstein and members of his family; all references to DSW class A common shares are to DSW’s class A common shares, without par value; all references to DSW class B common shares are to DSW’s class B common shares, without par value; and all references to DSW common shares are collectively to the DSW class A common shares and DSW class B common shares. All references to the merger agreement are to the Agreement and Plan of Merger, dated as of February 8, 2011, as it may be amended from time to time, by and among DSW, Retail Ventures and Merger Sub, a copy of which is attached as Appendix A to this joint proxy statement/prospectus.

Q:	Why am I receiving these materials?

A:	In order to complete the merger, among other conditions, DSW class A shareholders and DSW class B shareholders, voting together as a single class, and those DSW class A shareholders other than Retail Ventures, the Schottenstein Affiliates, and their respective officers and directors, referred to as the unaffiliated DSW shareholders, must vote to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders pursuant to the merger, and DSW class A shareholders and DSW class B shareholders, voting together as a single class, and DSW class A shareholders, voting as a separate class, must vote to adopt the DSW Amended and Restated Articles of Incorporation.

Retail Ventures shareholders must vote to adopt the merger agreement and approve the merger. DSW and Retail Ventures will hold separate special meetings to obtain these approvals.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger, the merger agreement and the special meetings of shareholders of DSW and Retail Ventures.

Q:	When and where are the special meetings of shareholders?

A:	Both the DSW special meeting and the Retail Ventures special meeting will take place on May 19, 2011, at 10:30 a.m. local time and 3:00 p.m. local time, respectively, at the corporate offices of DSW Inc., located at 810 DSW Drive, Columbus, Ohio 43219.

Q:	What will Retail Ventures shareholders receive in the merger?

A:	If the merger is completed, each outstanding Retail Ventures common share will be converted into the right to receive 0.435 DSW class A common shares, unless the holder properly and timely elects to receive an equal number of DSW class B common shares instead of DSW class A common shares. DSW will not issue any fractional DSW class A common shares or DSW class B common shares in exchange for Retail Ventures common shares. Instead, each holder of a fractional share interest will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the closing price of a DSW class A common share on the New York Stock Exchange, referred to as the NYSE, on the last trading day immediately preceding the effective time of the merger. For more information on the

v

treatment of fractional shares, see the section entitled “The Merger Agreement — Fractional Shares,” beginning on page 75.

Q:	What is the value of the merger consideration?

A:	Because DSW will issue 0.435 DSW class A common shares or DSW class B common shares in exchange for each Retail Ventures common share, the value of the merger consideration that holders of Retail Ventures common shares receive will depend on the price per share of DSW class A common shares at the effective time of the merger. That price will not be known at the time of the special meetings and may be less or more than the current price or the price at the time of the special meetings. We urge you to obtain current market quotations of DSW class A common shares and Retail Ventures common shares. The DSW class B common shares are not publicly traded and, therefore, there is no market price available for these shares.

Q:	What are the differences between DSW class A common shares and DSW class B common shares?

A:	The holders of DSW class A common shares and DSW class B common shares have identical rights except that holders of DSW class A common shares are entitled to one vote per share on all matters to be voted on by the DSW shareholders, while holders of DSW class B common shares are entitled to eight votes per share on all matters to be voted on by the DSW shareholders. Upon completion of the merger, the holders of DSW class B common shares will have the right to convert such shares into DSW class A common shares at any time on a one-for-one basis. The DSW class A common shares are registered under the Exchange Act and are listed on the NYSE. DSW will file a subsequent listing application with the NYSE prior to the consummation of the merger to list the DSW class A common shares that Retail Ventures shareholders will receive at closing, and it is a condition to the completion of the merger that the DSW class A common shares issuable pursuant to the merger be approved for listing on the NYSE. DSW intends that all DSW class A common shares, including those received in exchange for Retail Ventures common shares at the time of closing, will continue to trade on the NYSE under the symbol “DSW.” DSW does not plan to list the DSW class B common shares on the NYSE or any other securities exchange and therefore does not expect there to be a liquid trading market for such shares. Thus, if you elect to receive DSW class B common shares, you may be unable to sell your DSW class B common shares or there may be a limited number of buyers for such shares, which may affect the price you receive upon such sale. Alternatively, a holder of DSW class B common shares following the merger will have the right to convert them into DSW class A common shares prior to selling such shares. However, this could affect the timing of any such sale which may in turn affect the price you receive upon such sale.

Q:	What will happen to DSW common shares in the merger?

A:	Holders of DSW class A common shares will continue to own their existing shares, which will not be converted or canceled in the merger. If the merger is completed, all of the DSW class B common shares that are held by Retail Ventures will be held by Merger Sub, but will not be regarded as outstanding for voting purposes or taken into account for purposes of calculating shares outstanding or ownership percentages, so long as they are held by Merger Sub. In the merger, each outstanding Retail Ventures common share will be converted into the right to receive 0.435 DSW class A common shares, unless the holder properly and timely elects to receive an equal number of DSW class B common shares instead of DSW class A common shares. Based on 16,741,975 DSW class A common shares and 50,251,878 Retail Ventures common shares outstanding as of March 22, 2011, there would be an aggregate of approximately 38,601,542 DSW class A common shares and DSW class B common shares outstanding on a pro forma basis, giving effect to the merger as of that date.

Q:	What will happen to Retail Ventures in the merger?

A:	Retail Ventures will merge with and into Merger Sub. Upon effectiveness of the merger, the separate corporate existence of Retail Ventures will cease, and Merger Sub will continue as the surviving company in the merger as a wholly owned subsidiary of DSW and will succeed to and assume all the rights and obligations of Retail Ventures.

Q:	What is the relationship among DSW, Retail Ventures, and the Schottenstein Affiliates?

A:	Retail Ventures owns 100% of the outstanding DSW class B common shares, representing a control position in DSW. DSW class B common shares represent approximately 62.1% of the issued and outstanding DSW common shares and approximately 92.9% of the combined voting power of all DSW common shares (based on shares owned and outstanding as of March 22, 2011). A majority of the outstanding Retail Ventures common shares are owned by the Schottenstein Affiliates. The Schottenstein Affiliates have indicated that they intend to vote their Retail Ventures common shares in favor of the merger proposal.

Q:	How will these relationships be affected by the proposed merger?

A:	The Schottenstein Affiliates have indicated that they intend to vote their Retail Ventures common shares in favor of the merger proposal and to elect to receive DSW class B common shares instead of DSW class A common shares in the merger. Retail Ventures has agreed in the merger agreement that, unless a change in the recommendation of the merger by Retail Ventures’ board has occurred, it will vote the DSW common shares it owns, which represent approximately 92.9% of the combined voting power of all DSW common shares (based on shares owned and outstanding as of March 22, 2011) in favor of the proposal to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares.

If all of the Retail Ventures shareholders other than the Schottenstein Affiliates receive DSW class A common shares, then (based upon DSW common shares owned and outstanding as of March 22, 2011) upon completion of the merger, the Schottenstein Affiliates would hold approximately 33.2% of the outstanding DSW common shares and approximately 77.9% of the voting power of the outstanding DSW common shares, and all other shareholders would hold approximately 66.8% of the outstanding DSW common shares and approximately 22.1% of the voting power of the DSW common shares.

If all of the Retail Ventures shareholders, including the Schottenstein Affiliates, elect to receive DSW class B common shares, then (based upon DSW common shares owned and outstanding as of March 22, 2011) upon completion of the merger, the Schottenstein Affiliates would hold approximately 33.2% of the outstanding DSW common shares and approximately 47.5% of the voting power of the outstanding DSW common shares, and all other shareholders would hold approximately 66.8% of the outstanding DSW common shares and approximately 52.5% of the voting power of the DSW common shares.

Q:	How do Retail Ventures’ and DSW’s directors and executive officers intend to vote on the proposal to adopt the merger agreement and approve the merger at the special meetings?

A:	DSW: As of March 22, 2011, which is the record date for the DSW special meeting, the directors and executive officers of DSW held and are entitled to vote, in the aggregate, DSW class A common shares representing approximately 12.4% of the aggregate voting power of the outstanding DSW common shares. As of that same date, those directors and executive officers of DSW who are DSW shareholders and not Schottenstein Affiliates or affiliates of Retail Ventures, hold and are entitled to vote, in the aggregate, DSW class A common shares representing approximately 0.6% of the aggregate voting power of the outstanding unaffiliated DSW class A common shares and will be entitled to participate in the vote of the unaffiliated holders of DSW class A common shares with respect to the merger proposal as further described in the section entitled “DSW Special Meeting — Vote Required” beginning on page 117.

Retail Ventures:  As of March 22, 2011, which is the record date for the Retail Ventures special meeting, the directors and executive officers of Retail Ventures held and are entitled to vote, in the aggregate, Retail Ventures common shares representing approximately 0.8% of the outstanding Retail Ventures common shares.

Each of Retail Ventures and DSW believes that its directors and executive officers intend to vote all of their Retail Ventures common shares and DSW class A common shares “FOR” the proposal to adopt the merger agreement and approve the merger at the respective special meetings.

Q:	Are there risks I should consider in deciding whether to vote for the merger?

A.	Yes. A description of some of the risks that you should consider in connection with the merger is included in this joint proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 19.

Q:	When do you expect to complete the merger?

A:	If Retail Ventures and DSW receive the required shareholder approvals at their respective special meetings to be held on May 19, 2011, and the other conditions to closing have been satisfied or waived, we expect to complete the merger shortly after those meetings.

Q:	What will happen to Retail Ventures stock options, restricted stock, and stock appreciation rights?

A:	At the time of the merger, options to purchase and stock appreciation rights based on Retail Ventures common shares, and all other compensatory awards based on Retail Ventures common shares, such as restricted stock, will be converted into and become, respectively, options to purchase, or, as the case may be, stock appreciation rights based on, DSW class A common shares, and with respect to all other compensatory awards, such as restricted stock, awards based on DSW class A common shares, in each case on terms substantially identical to those in effect immediately prior to the effective time of the merger. The number of DSW class A common shares issuable upon the exercise of such converted awards will be equal to the number of Retail Ventures common shares that were issuable upon exercise of the award under the applicable Retail Ventures equity plan immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole share. The per share exercise price of such converted awards (if any) will be the per share exercise price of the award under the applicable Retail Ventures equity plan immediately prior to the effective time of the merger, divided by the exchange ratio, rounded up to the nearest whole cent.

Q:	What will happen to the Retail Ventures warrants?

A:	Merger Sub will assume by operation of law, as of the effective time of the merger, the warrants issued by Retail Ventures to purchase either Retail Ventures common shares or DSW class A common shares to the extent such warrants remain outstanding immediately prior to the effective time of the merger.

Q:	What will happen to the Retail Ventures Premium Income Exchangeable SecuritiesSM or PIES?

A:	Merger Sub will assume, as of the effective time of the merger, by supplemental indenture and supplemental agreement, all of Retail Ventures’ obligations with respect to the 6.625% Mandatorily Exchangeable Notes due September 15, 2011, referred to as Premium Income Exchangeable SecuritiesSM or PIES.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:	The merger is intended to qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, referred to as the Code, so that a U.S. holder (as defined in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 66) whose Retail Ventures common shares are exchanged in the merger solely for DSW common shares will not recognize gain or loss, except with respect to cash received instead of a fractional DSW class A or DSW class B common share. The merger is conditioned on the IRS Private Letter Rulings, including any supplements, issued in respect of the merger, referred to as the IRS Private Letter Rulings, remaining in full force and effect, or if not, the receipt of legal opinions that for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of section 368(a) of the Code. For a more complete discussion of the U.S. federal income tax consequences of the merger, see the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 66. Tax matters are complicated and the consequences of the merger to you will depend on your particular facts and circumstances. You are urged to consult with your tax advisor as to the specific tax consequences of the merger to you, including the applicability of U.S. federal, state, local, foreign and other tax laws.

Q:	Why is DSW proposing adoption of the DSW Amended and Restated Articles of Incorporation?

A:	DSW is proposing adoption of the DSW Amended and Restated Articles of Incorporation to permit all of the holders of DSW class B common shares to convert such shares into DSW class A common shares on a one-for-one basis. In addition, the DSW Amended and Restated Articles of Incorporation would eliminate references to Retail Ventures as a related party because, as a result of the merger, Retail Ventures will cease to exist.

Q:	Who is entitled to vote at the DSW special meeting and the Retail Ventures special meeting?

A:	DSW shareholders: The record date for the DSW special meeting is March 22, 2011. Only holders of record of DSW class A common shares and DSW class B common shares outstanding and entitled to vote as of the close of business on the record date are entitled to notice of, and to vote at, the DSW special meeting or any adjournment or postponement of the DSW special meeting.

Retail Ventures shareholders:  The record date for the Retail Ventures special meeting is March 22, 2011. Only holders of record of Retail Ventures common shares outstanding and entitled to vote as of the close of business on the record date are entitled to notice of, and to vote at, the Retail Ventures special meeting or any adjournment or postponement of the Retail Ventures special meeting.

Q:	What shareholder vote is required to adopt the various proposals at the DSW meeting?

The holders of a majority of the voting power of the DSW class A common shares and the DSW class B common shares outstanding and entitled to vote, voting together as a single class (for purposes of this vote, holders of DSW class A common shares have one vote for each share and holders of DSW class B common shares have eight votes for each share), must vote in favor of the adoption of the merger agreement and the approval of the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders as a condition to the closing of the merger.

The holders of a majority of the DSW class A common shares outstanding and entitled to vote that are held by unaffiliated DSW shareholders (i.e., those holders other than Retail Ventures, the Schottenstein Affiliates, and their respective officers and directors) must vote in favor of the adoption of the merger agreement and the approval of the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders as a condition to the closing of the merger.

The holders of a majority of the voting power of the DSW class A common shares and the DSW class B common shares outstanding and entitled to vote, voting together as a single class (for purposes of this vote, holders of DSW class A common shares have one vote for each share and holders of DSW class B common shares have eight votes for each share), and the holders of a majority of the DSW class A common shares outstanding and entitled to vote, voting as a separate class, must vote in favor of the adoption of the Amended and Restated Articles of Incorporation for its approval and adoption as a condition to the closing of the merger.

The holders of a majority of the DSW class A common shares and DSW class B common shares, voting together as a single class, represented and entitled to vote at the DSW special meeting, whether or not a quorum is present, must vote in favor of the proposal to approve any motion to adjourn or postpone the DSW special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the DSW special meeting to adopt any of the foregoing proposals, for this proposal to be approved and adopted.

Unless the merger agreement is terminated or there is a permitted change in the recommendation of the merger by the board of directors of either Retail Ventures or DSW, Retail Ventures has agreed to vote all of its DSW class B common shares in favor of the adoption of the merger agreement and the approval of the merger and the issuance of DSW common shares to Retail Ventures shareholders; the adoption of the Amended and Restated Articles of Incorporation; and the proposal to approve any motion to adjourn or postpone the DSW special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the DSW special meeting to adopt any of the foregoing proposals. Retail Ventures’ ownership of all of the outstanding DSW class B common shares represents approximately 92.9% of the combined voting power of the two classes of DSW common shares as of March 22, 2011.

Q:	What shareholder vote is required to adopt the various proposals at the Retail Ventures meeting?

A:	The holders of a majority of the Retail Ventures common shares outstanding and entitled to vote must vote in favor of the adoption of the merger agreement and the approval of the merger. The holders of Retail Ventures common shares representing a majority of the votes cast by such holders at the Retail Ventures special meeting must vote in favor of the proposal to approve any motion to adjourn or postpone the Retail Ventures special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Retail Ventures special meeting to adopt the merger agreement and approve the merger. The Schottenstein Affiliates hold sufficient Retail Ventures common shares to approve the proposal to adopt the merger agreement and approve the merger without the affirmative vote of other Retail Ventures shareholders, and have indicated that they intend to vote in favor of such proposal.

Q:	What constitutes a quorum?

A.	For the DSW special meeting, a quorum is present if the holders of at least 50% of the DSW common shares outstanding and entitled to vote at the meeting are present or represented. For the Retail Ventures special meeting, a quorum is present if the holders of a majority of the Retail Ventures common shares outstanding and entitled to vote at the meeting are present or represented. Broker non-votes (which are described below) and abstentions will be counted for purposes of determining whether a quorum is present.

Q:	How do I vote my shares?

A:	Holders of shares of DSW class A common shares or Retail Ventures common shares may indicate how they want to vote on their proxy card and then sign, date, and mail their proxy card in the enclosed return envelope as soon as possible so that their shares may be represented at the DSW special meeting or the Retail Ventures special meeting, as applicable. You may also authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your card. Please note that if you are a shareholder of both Retail Ventures and DSW, you will be receiving two separate mailings that contain the same joint proxy statement/prospectus, but two different proxy cards: one for the DSW special meeting and one for the Retail Ventures special meeting. Please complete, sign, date, and return all proxy cards you receive in order to ensure that your shares are voted at the DSW special meeting or the Retail Ventures special meeting, as applicable. Holders of DSW common shares or Retail Ventures common shares may also attend their company’s meeting and vote in person instead of submitting a proxy.

If you are a holder of record of DSW common shares or Retail Ventures common shares and you sign, date, and send in your proxy but do not indicate how you want to vote, your proxy will be voted “FOR” the proposal to adopt the merger agreement and approve the merger and “FOR” all other proposals to be voted on at the respective company’s special meeting. If your shares are held by a broker, bank or other nominee, please see the answer to the next question.

Since approval of the proposals requires the affirmative vote of a majority of the voting power of the shares outstanding and entitled to vote, if you submit a proxy or otherwise respond, but you abstain from voting with respect to a proposal, your abstention will have the same effect as a vote “AGAINST” such proposal.

Q:	If my DSW class A common shares or Retail Ventures common shares are held by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:	If you do not provide your broker, bank or other nominee with instructions on how to vote your shares, your broker, bank or other nominee will not be permitted to vote them with respect to the proposal regarding the merger. This results in a broker non-vote. A broker non-vote with respect to the proposal regarding the merger and the proposal regarding the adoption of the DSW Amended and Restated Articles

x

of Incorporation will have the same effect as a vote “AGAINST” such proposals since approval of the proposals requires the affirmative vote of a majority of the voting power of the shares outstanding and entitled to vote. You should, therefore, provide your broker, bank or other nominee with instructions on how to vote your shares or arrange to attend the DSW special meeting or Retail Ventures special meeting, as the case may be, and vote your shares in person to avoid a broker non-vote. You are urged to utilize telephone or Internet voting if your broker, bank or other nominee has provided you with the opportunity to do so. See the relevant voting instruction form for instructions. If your broker, bank or other nominee holds your shares and you attend your company’s special meeting in person, you should bring a letter from your broker, bank or other nominee identifying you as the beneficial owner of the shares and authorizing you to vote your shares at the corresponding meeting.

Q:	If I am a DSW shareholder, can I attend the DSW special meeting and vote my shares in person?

A:	Yes. All holders of DSW common shares, including shareholders of record and shareholders who hold their shares through a broker, bank or other nominee, or any other holder of record, are invited to attend the DSW special meeting. Holders of record of DSW common shares as of the record date can vote in person at the DSW special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the DSW special meeting. If you plan to attend the DSW special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you in order to be admitted. DSW reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:	If I am a Retail Ventures shareholder, can I attend the Retail Ventures special meeting and vote my shares in person?

A:	Yes. All holders of Retail Ventures common shares, including shareholders of record and shareholders who hold their shares through a broker, bank or other nominee, or any other holder of record, are invited to attend the Retail Ventures special meeting. Holders of record of Retail Ventures common shares as of the record date can vote in person at the Retail Ventures special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Retail Ventures special meeting. If you plan to attend the Retail Ventures special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership, and you must bring a form of personal photo identification with you in order to be admitted. Retail Ventures reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the DSW or Retail Ventures special meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of DSW or Retail Ventures, as applicable, which must be received no later than 5:00 p.m. Eastern Time on the day before the special meeting;

•	by logging onto the Internet website specified on your proxy card in the same manner in which you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card, at any time before 11:59 p.m. Eastern Time on May 18, 2011;

•	by sending a completed proxy card bearing a later date than your original proxy card, which must be received by 11:59 p.m. Eastern Time on May 18, 2011; or

•	by attending the DSW or Retail Ventures special meeting, as applicable, and voting in person.

Q:	Are DSW and Retail Ventures shareholders entitled to exercise dissenters’ rights?

A:	Yes. If the merger is completed, under Ohio law, holders of Retail Ventures common shares or DSW common shares who do not vote in favor of adopting the merger agreement and approving the merger may be entitled to seek relief as a dissenting shareholder under Section 1701.85 of the Ohio Revised Code, referred to as the ORC, which will include the right to seek appraisal of the fair cash value of their shares as determined by the Court of Common Pleas of Franklin County, Ohio, but only if the shareholder complies with sections 1701.84 and 1701.85 of the ORC. The fair cash value of Retail Ventures or DSW common shares could be more, the same as, or less than the value you would be entitled to receive under the merger agreement. For more information on shareholder dissenters’ rights, see the section entitled “The Merger — Dissenting Shareholders’ Rights” beginning on page 69.

Q:	What should I do if I receive more than one set of voting materials for the DSW special meeting or the Retail Ventures special meeting?

A:	You may receive more than one set of voting materials for the DSW special meeting or the Retail Ventures special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your DSW class A common shares or Retail Ventures common shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your DSW class A common shares or Retail Ventures common shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction card that you receive by following the instructions set forth in each separate proxy or voting instruction card.

Q:	When and how must I elect the type of merger consideration that I prefer to receive for my Retail Ventures common shares?

A:	No later than the mailing of this joint proxy statement/prospectus, you will be mailed a form of election. The form of election allows you to elect to receive DSW class B common shares instead of DSW class A common shares for the Retail Ventures common shares that you own, at the same exchange ratio. If you wish to receive DSW class B common shares, you must return your properly completed and signed form of election to the exchange agent prior to the anticipated election deadline, which will be 5:00 p.m., Eastern Time, on the fifth business day prior to the effective time of the merger. DSW will publicly announce the anticipated election deadline at least ten business days prior to the anticipated effective time of the merger. If the effective time of the merger is delayed to a subsequent date, the election deadline will also be delayed and DSW will promptly announce any such delay and, when determined, the rescheduled election deadline. If you wish to receive DSW class A common shares, you need not return an election form.

Q:	Can I revoke or change an election as to the type of merger consideration I want to receive after it has been submitted to the exchange agent?

A:	Yes. An election as to the type of merger consideration you want to receive may be revoked by written notice to the exchange agent received prior to the election deadline. An election may also be changed prior to the election deadline by submitting to the exchange agent a properly completed and signed revised form of election.

Q:	Should I send in my Retail Ventures share certificates now?

A:	No. You should not send in your Retail Ventures share certificates until you receive written instructions and a letter of transmittal. Please do not send your Retail Ventures share certificates with your proxy. If you are a DSW shareholder, you are not required to take any action with respect to your DSW share certificates.

Q:	What do I need to do now?

A:	Mail your signed and dated proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the meeting to vote on approving the merger.

Q:	Who do I call if I have questions about the meetings or the merger?

A:	Please call the corporate secretary of DSW at (614) 237-7100 or the corporate secretary of Retail Ventures at (614) 238-4148. DSW has also retained Georgeson, a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the DSW special meeting. You may contact Georgeson with questions about the DSW special meeting at (866)-391-7007.

Summary

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. DSW and Retail Ventures urge you to read carefully this joint proxy statement/prospectus in its entirety, as well as the appendices. Additional, important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus; see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 130.

The Parties to the Merger Agreement

DSW (page 98)

DSW, an Ohio corporation, is a leading branded footwear specialty retailer that offers a wide selection of brand name and designer, dress, casual and athletic footwear for women and men. As of January 29, 2011, DSW operated 311 stores in 39 states and operated an e-commerce site, www.dsw.com. DSW also supplied footwear to 352 leased locations in the United States as of such date.

DSW’s class A common shares trade on the NYSE under the symbol “DSW.” Its executive offices are located at 810 DSW Drive, Columbus, Ohio 43219, Telephone: (614) 237-7100.

For additional information regarding DSW, see the section entitled “Information About the Companies — DSW” beginning on page 98.

Merger Sub (page 98)

DSW MS LLC, an Ohio limited liability company and a direct, wholly owned subsidiary of DSW, was formed on February 2, 2011, solely for the purpose of facilitating the merger.

Its executive offices are located at 810 DSW Drive, Columbus, Ohio 43219, Telephone: (614) 237-7100.

For additional information regarding Merger Sub, see the section entitled “Information About the Companies — Merger Sub” beginning on page 98.

Retail Ventures (page 98)

Retail Ventures, an Ohio corporation, is a holding company operating retail stores through its majority-owned subsidiary, DSW. Retail Ventures has no net sales on a standalone basis.

Retail Ventures’ common shares trade on the NYSE under the symbol “RVI.” Its executive offices are located at 4150 East 5th Avenue, Columbus, Ohio 43219, Telephone: (614) 238-4148.

For additional information regarding Retail Ventures, see the section entitled “Information About the Companies — Retail Ventures” beginning on page 98.

The DSW Special Meeting (page 117)

DSW will hold its special meeting of shareholders at its corporate offices located at 810 DSW Drive, Columbus, Ohio 43219, on May 19, 2011, at 10:30 a.m., local time. At this meeting, shareholders of DSW will be asked to (1) adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares; (2) adopt the DSW Amended and Restated Articles of Incorporation; (3) approve any motion to adjourn or postpone the meeting to solicit additional proxies; and (4) consider such other business as may properly come before the special meeting or any adjournment or postponement thereof.

You can vote at the DSW special meeting only if you owned DSW common shares at the close of business on March 22, 2011, which is the record date for that meeting.

The holders of a majority of the voting power of the DSW class A common shares and the DSW class B common shares outstanding and entitled to vote, voting together as a single class (for purposes of this vote, holders of DSW class A common shares have one vote for each share and holders of DSW class B common shares have eight votes for each share), must vote in favor of the proposal to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders as a condition to the closing of the merger.

The holders of a majority of the DSW class A common shares outstanding and entitled to vote that are held by unaffiliated DSW shareholders (i.e., those holders other than Retail Ventures, the Schottenstein Affiliates, and their respective officers and directors) must vote in favor of the proposal to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders as a condition to the closing of the merger.

The holders of a majority of the voting power of the DSW class A common shares and the DSW class B common shares outstanding and entitled to vote, voting together as a single class (for purposes of this vote, holders of DSW class A common shares have one vote for each share and holders of DSW class B common shares have eight votes for each share), and the holders of a majority of the DSW class A common shares outstanding and entitled to vote, voting as a separate class, must each vote in favor of the proposal to adopt the Amended and Restated Articles of Incorporation as a condition to the closing of the merger.

The holders of a majority of the DSW class A common shares and DSW class B common shares, voting together as a single class, represented and entitled to vote at the DSW special meeting, whether or not a quorum is present, must vote in favor of the proposal to approve any motion to adjourn or postpone the DSW special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the DSW special meeting to adopt any of the foregoing proposals.

Unless the merger agreement is terminated or there is a permitted change in the recommendation of the merger by the board of directors of either Retail Ventures or DSW, Retail Ventures has agreed, in the merger agreement, to vote all of its DSW common shares in favor of the adoption of the merger agreement and the approval of the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders, the adoption of the Amended and Restated Articles of Incorporation, and the proposal to approve any motion to adjourn or postpone the DSW special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the DSW special meeting to adopt any of the foregoing proposals. Retail Ventures’ ownership of all of the outstanding DSW class B common shares represents approximately 92.9% of the combined voting power of the two classes of DSW common shares as of March 22, 2011.

At the close of business on the record date for the DSW special meeting, DSW’s directors and executive officers collectively owned approximately 2,109,040 DSW class A common shares, which represents approximately 0.9% of the combined voting power of the two classes of DSW common shares. DSW’s directors and executive officers have indicated that they intend to vote in favor of the foregoing proposals.

The Retail Ventures Special Meeting (page 123)

Retail Ventures will hold its special meeting of shareholders at DSW’s corporate offices located at 810 DSW Drive, Columbus, Ohio 43219, on May 19, 2011, at 3:00 p.m., local time. At this meeting, shareholders of Retail Ventures will be asked to (1) adopt the merger agreement and approve the merger; (2) approve any motion to adjourn or postpone the meeting to solicit additional proxies; and (3) consider such other business as may properly come before the special meeting or any adjournment or postponement thereof.

You can vote at the Retail Ventures special meeting only if you owned Retail Ventures common shares at the close of business on March 22, 2011, which is the record date for that meeting.

The holders of a majority of the Retail Ventures common shares outstanding and entitled to vote at the Retail Ventures special meeting must vote in favor of the proposal to adopt the merger agreement and approve the merger. The holders of a majority of the Retail Ventures common shares represented and entitled to vote at the Retail Ventures special meeting must vote in favor of the proposal to approve any motion to adjourn or postpone the Retail Ventures special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Retail Ventures special meeting to adopt the merger agreement and approve the merger.

At the close of business on the record date for the Retail Ventures special meeting, Retail Ventures’ directors and executive officers collectively beneficially owned approximately 936,399 Retail Ventures common shares (inclusive of shares subject to stock options which may be exercised within 60 days following that date), which represents approximately 1.9% of the Retail Ventures common shares entitled to vote at the Retail Ventures special meeting.

At the close of business on the record date for the Retail Ventures special meeting, the Schottenstein Affiliates collectively owned approximately 27,387,326 Retail Ventures common shares, which represents approximately 52.7% of the Retail Ventures common shares entitled to vote at the Retail Ventures special meeting. The Schottenstein Affiliates hold sufficient Retail Ventures common shares to approve the proposal to adopt the merger agreement and approve the merger without the affirmative vote of other Retail Ventures shareholders.

The directors and officers of Retail Ventures and the Schottenstein Affiliates have indicated that they intend to vote in favor of the proposal to adopt the merger agreement and approve the merger.

Overview of the Merger Agreement (page 74)

DSW, Merger Sub, and Retail Ventures entered into a merger agreement, which provides for the merger of Retail Ventures with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of DSW. Pursuant to the merger agreement, each Retail Ventures common share outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive 0.435 DSW class A common shares, unless the shareholder properly and timely elects to receive an equal number of DSW class B common shares instead of DSW class A common shares, as well as cash payable instead of any fractional shares.

Please see the section entitled “The Merger — Consideration to be Received in the Merger” beginning on page 65 and the section entitled “The Merger Agreement” beginning on page 74 for a more complete description of the material terms of the merger agreement. The full text of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference.

DSW Amended and Restated Articles of Incorporation (page 121)

The closing of the merger is conditioned upon the holders of a majority of the voting power of the DSW class A common shares and the DSW class B common shares outstanding and entitled to vote, voting together as a single class (for purposes of this vote, holders of DSW class A common shares have one vote for each share and holders of DSW class B common shares have eight votes for each share), and the holders of a majority of the DSW class A common shares outstanding and entitled to vote, voting as a separate class, voting in favor of the adoption of the DSW Amended and Restated Articles of Incorporation. If this proposal is adopted, and the proposals regarding the merger agreement and the merger become effective, then upon the filing of the DSW Amended and Restated Articles of Incorporation with the Secretary of State of Ohio, each holder of DSW class B common shares would be permitted to convert such shares into DSW class A common shares at any time on a one-for-one basis at the holder’s discretion. The DSW Amended and Restated Articles of Incorporation would also delete all references to Retail Ventures as a related party because as a result of the merger Retail Ventures will cease to exist.

Purposes and Reasons for the Merger (page 40)

DSW

A special committee of the board of directors of DSW, referred to as the DSW committee and comprised solely of independent directors of the DSW board of directors (each of whom was also determined by the DSW board of directors to be independent of the Schottenstein Affiliates), considered many factors in making its determination that the adoption of the merger agreement and the approval of the merger and the issuance of

DSW class A common shares and DSW class B common shares are advisable and recommending unanimously that the independent members of the DSW board of directors and the DSW shareholders adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares. In arriving at its determination, the DSW committee consulted with independent legal and financial advisors to the DSW committee, as well as DSW’s management, legal advisors and other representatives, and considered a number of factors as generally supporting its recommendation, including the following:

•	The proposed merger would simplify the corporate structure of DSW;

•	The proposed merger would enhance the trading liquidity of DSW class A common shares;

•	The proposed merger would result in slightly fewer DSW diluted shares outstanding upon closing and would allow DSW the opportunity to decrease efficiently the number of diluted shares outstanding in the future through DSW’s ability to settle the PIES in cash; and

•	The DSW committee expects that, following the merger, DSW will succeed to certain tax attributes of Retail Ventures, which would benefit the shareholders of DSW following the merger.

A detailed discussion of the background of, and reasons for, the merger are described in the sections entitled “The Merger — Background of the Merger” and “The Merger — DSW’s Purposes and Reasons for the Merger” beginning on pages 24 and 40, respectively.

Retail Ventures

A special committee of the board of directors of Retail Ventures, referred to as the Retail Ventures committee and comprised solely of independent directors of Retail Ventures (each of whom was also determined by the Retail Venture board of directors to be independent of the Schottenstein Affiliates), considered many factors in making its determination that the adoption of the merger agreement and the approval of the merger are advisable and recommending unanimously that the Retail Ventures board of directors approve the merger agreement and the merger and recommend that the Retail Ventures shareholders adopt the merger agreement and approve the merger. In arriving at its determination, the Retail Ventures committee consulted with independent legal and financial advisors to the Retail Ventures committee, as well as Retail Ventures’ management, legal advisors and other representatives, and considered a number of factors as generally supporting its recommendation, including the following:

•	The proposed merger would result in greater value to the Retail Ventures shareholders than any of the other strategic alternatives available to Retail Ventures shareholders;

•	In the merger, Retail Ventures shareholders will receive shares in DSW, a proven operating entity with a well-known brand producing reliable cash flows;

•	The proposed merger would allow the Retail Ventures shareholders to become direct shareholders of DSW at an exchange ratio that the Retail Ventures committee and board of directors determined to be fair to the unaffiliated Retail Ventures shareholders; and

•	The proposed merger would eliminate the complexity and public company expenses associated with Retail Ventures.

A detailed discussion of the background of, and reasons for, the merger are described in the sections entitled “The Merger — Background of the Merger” and “The Merger — Retail Ventures’ Purposes and Reasons for the Merger” beginning on pages 24 and 42, respectively.

Ownership of DSW After the Merger

As of March 22, 2011, holders of DSW’s class A common shares hold approximately 37.9% of the combined issued and outstanding DSW common shares and have approximately 7.1% of the voting power of the outstanding DSW common shares. As of March 22, 2011, Retail Ventures, as the sole holder of the DSW class B common shares, holds approximately 62.1% of the issued and outstanding DSW common shares and has approximately 92.9% of the voting power of the outstanding DSW common shares. If the merger is completed, all of the DSW class B common shares that are held by Retail Ventures will be held by Merger Sub, but will not be regarded as outstanding for voting purposes or taken into account for purposes of calculating shares outstanding or ownership percentages, so long as they are held by Merger Sub.

As of March 22, 2011, the Schottenstein Affiliates hold approximately 51.1% of the Retail Ventures common shares and voting power. The Schottenstein Affiliates have indicated that they intend to elect to receive DSW class B common shares as merger consideration for their majority interest in Retail Ventures. If all of the Retail Ventures shareholders other than the Schottenstein Affiliates receive DSW class A common shares, then upon completion of the merger, the Schottenstein Affiliates would hold (based on shares owned and outstanding as of March 22, 2011) approximately 33.2% of the outstanding DSW common shares and have approximately 77.9% of the voting power of the outstanding DSW common shares, and all of the other shareholders of the combined company would hold approximately 66.8% of the outstanding DSW common shares and have approximately 22.1% of the voting power of the DSW common shares.

If all of the Retail Ventures common shareholders, including the Schottenstein Affiliates, elect to receive DSW class B common shares, then upon completion of the merger, the Schottenstein Affiliates would hold (based on shares owned and outstanding as of March 22) approximately 33.2% of the outstanding DSW common shares and have approximately 47.5% of the voting power of the outstanding DSW common shares, and all other shareholders of the combined company would hold approximately 66.8% of the outstanding DSW common shares and have approximately 52.5% of the voting power of the DSW common shares.

The range of ownership and voting power for DSW class A common shares and DSW class B common shares after giving effect to the merger will depend on the percentage of Retail Ventures shareholders that elect to receive DSW class B common shares in the merger.

Directors and Executive Officers After the Merger (page 66)

The officers of Merger Sub immediately prior to the effective time of the merger will be the officers of the surviving entity of the merger. DSW will increase the size of its board of directors from 11 members to 12 members and fill this vacancy with a current member of the Retail Ventures board of directors. DSW and Retail Ventures currently anticipate that this director will be Henry L. Aaron.

Recommendations of the DSW Committee and Board of Directors (page 42)

In light of Retail Ventures’ controlling interest in DSW, the DSW board of directors authorized the members of the DSW audit committee to serve as a special committee, referred to as the DSW committee, to consider and negotiate a possible merger transaction.

Each of the members of the DSW committee is an independent director and no member of the DSW committee serves as a director of Retail Ventures. The members of the DSW committee are James D. Robbins, Joanna T. Lau, Philip B. Miller, and Allan J. Tanenbaum. The two independent directors of DSW that are not members of the DSW committee are Elaine J. Eisenman and Carolee Friedlander. The DSW committee reviewed and considered the terms and conditions of the merger as well as the opinion of its financial advisor that, as of February 8, 2011, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to DSW.

DSW Committee Recommendation

The DSW committee determined unanimously that the merger is advisable, fair to, and in the best interests of DSW and the unaffiliated DSW shareholders, and recommended unanimously to the independent members of the DSW board of directors that they approve the merger agreement and the merger and the issuance of DSW class A common shares and DSW class B common shares.

DSW Board Recommendation

Following the DSW committee’s recommendation, the independent members of the DSW board determined unanimously that the merger is advisable, fair to, and in the best interests of DSW and the unaffiliated DSW shareholders, and approved the merger agreement and the merger and the issuance of DSW class A common shares and DSW class B common shares. The DSW board of directors recommends unanimously that shareholders vote “FOR” the proposal to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares, “FOR” the proposal to adopt the Amended and Restated Articles of Incorporation, and “FOR” the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

Recommendations of the Retail Ventures Committee and Board of Directors (page 44)

The Retail Ventures board of directors formed a special committee to consider Retail Ventures’ strategic alternatives, including the proposed merger with DSW, on behalf of the unaffiliated Retail Ventures shareholders, in light of the ownership by the Schottenstein Affiliates of a majority of Retail Ventures’ voting shares, Mr. Schottenstein’s position as chairman of DSW’s board of directors, and Harvey Sonnenberg’s membership on both the Retail Ventures board of directors and the DSW board of directors. All of the members of the Retail Ventures committee are independent of the Schottenstein Affiliates and of DSW.

Retail Ventures Committee Recommendation

The Retail Ventures committee determined unanimously that the merger agreement and the merger are advisable, fair to, and in the best interests of Retail Ventures and the unaffiliated Retail Ventures shareholders, and recommended unanimously that the Retail Ventures board of directors approve the merger agreement and the merger and recommend that the Retail Ventures shareholders adopt the merger agreement and approve the merger. For more information regarding the factors considered by the Retail Ventures committee in making its determination, see the section entitled “The Merger — Retail Ventures’ Purposes and Reasons for the Merger” beginning on page 42.

Retail Ventures Board Recommendation

Following the Retail Ventures committee’s recommendation, the Retail Ventures board of directors determined that the merger agreement and the merger are advisable and in the best interests of Retail Ventures and the Retail Ventures shareholders, and approved the merger agreement and the merger. The Retail Ventures board of directors recommends unanimously that the Retail Ventures shareholders vote “FOR” the proposal to adopt the merger agreement and approve the merger and “FOR” the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

Opinion of Goldman, Sachs & Co., Financial Advisor to the DSW Committee (page 47)

Goldman, Sachs & Co., referred to as Goldman Sachs, delivered its opinion to the DSW committee that as of February 8, 2011, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to DSW.

The full text of the written opinion of Goldman Sachs, dated February 8, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the DSW committee in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of DSW common shares should vote or make any election with respect to the merger or any other matter.

Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Retail Ventures Committee (page 51)

On February 7, 2011, Houlihan Lokey Capital, Inc., referred to as Houlihan Lokey, rendered its oral opinion to the Retail Ventures committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated February 7, 2011), as to the fairness, from a financial point of view, to the unaffiliated Retail Ventures shareholders, as of February 7, 2011, of the exchange ratio provided for in the merger pursuant to the merger agreement, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. For purposes of its opinion, “unaffiliated Retail Ventures shareholders” means the holders of Retail Ventures common shares, other than Schottenstein Stores Corporation, Schottenstein RVI, LLC, referred to as SRVI, members of the Schottenstein family, the directors and officers of DSW, and each of their respective affiliates.

Houlihan Lokey’s opinion was directed to the Retail Ventures committee and Retail Ventures’ board of directors. Houlihan Lokey’s opinion only addressed the fairness from a financial point of view to the unaffiliated Retail Ventures shareholders, as of February 7, 2011, of the exchange ratio provided for in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Appendix C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, Houlihan Lokey’s opinion and the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are not intended to be, and do not constitute, a recommendation to the Retail Ventures committee, Retail Ventures’ board of directors or any shareholder as to how to act or vote with respect to the merger or related matters, including, without limitation, whether or not any holder of Retail Ventures common shares should elect to receive DSW class B common shares instead of DSW class A common shares in the merger. See the section entitled “The Merger — Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Retail Ventures Committee” beginning on page 51.

Interests of Certain Persons in the Merger (page 59)

In considering the recommendation of the independent members of the DSW board of directors, you should be aware that certain of DSW’s officers and directors have interests in the transaction that are different from, or are in addition to, the interests of the unaffiliated DSW shareholders. In considering the recommendation of the Retail Ventures board of directors, you should be aware that certain of Retail Ventures’ executive officers and directors have interests in the transaction that are different from, or are in addition to, the interests of the unaffiliated Retail Ventures shareholders. These interests include the following:

•	One member of Retail Ventures’ board of directors who is not currently a director of DSW will become a director of DSW at the effective time of the merger. DSW and Retail Ventures anticipate that this director will be Henry L. Aaron.

•	Jay L. Schottenstein (who is chairman of the board of DSW, Retail Ventures, and Schottenstein Stores Corporation, referred to as SSC), Harvey L. Sonnenberg (who is a member of the boards of DSW and Retail Ventures), Heywood Wilansky (who is a member of the board of DSW and who served as a member of the Retail Ventures board until July 2009 and as president and chief executive officer of Retail Ventures until January 2009), and James A. McGrady (who is the chief executive officer, president, chief financial officer and treasurer of Retail Ventures and a vice president of DSW) each beneficially own shares in both Retail Ventures and DSW. In addition, the spouse of James D. Robbins, a DSW board member and chairman of the DSW committee, beneficially owns less than 100 shares in Retail Ventures.

•	Certain directors of Retail Ventures hold unvested options to purchase common shares of Retail Ventures that will vest in connection with the merger.

•	Each of the two executive officers of Retail Ventures is a party to an employment agreement entitling the officer to certain severance benefits and is a participant in a retention bonus plan.

•	The Retail Ventures committee members and the DSW committee members received compensation for their participation on such committees.

•	Following the merger, Retail Ventures directors, officer and employees are entitled to continued indemnification coverage relating to their service to Retail Ventures in such capacity.

The DSW committee, the Retail Ventures committee, the independent members of the DSW board of directors, and the Retail Ventures board of directors were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend the merger. For more information relating to the interests of Retail Ventures and DSW directors and officers and certain other persons in the merger, see the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 59 and “— Material Agreements and Relationships Between the Parties” beginning on page 62.

Accounting Treatment of the Merger (page 68)

The pending transaction between DSW and Retail Ventures will be accounted for as a reverse merger with Retail Ventures as the accounting acquirer and DSW as the accounting acquiree (which is the surviving entity for legal purposes). As this is a common control transaction under Accounting Standard Codification (ASC) 805, Business Combinations, the transaction will be accounted for as an equity transaction in accordance with ASC 810, Consolidation as the acquisition of a noncontrolling interest and will not require purchase accounting.

Furthermore, because Retail Ventures is treated as the continuing reporting entity for accounting purposes, the reports filed by DSW, as the surviving corporation in the transaction, after the date of the transaction will be prepared as if Retail Ventures were the legal successor to its reporting obligation as of the date of the transaction. Accordingly, prior period financial information presented in the DSW financial statements will reflect the historical activity of Retail Ventures.

No Solicitation of Alternative Proposals (page 82)

The merger agreement restricts the ability of DSW and Retail Ventures to take action with respect to other acquisition transactions. Except with respect to superior proposals for which the failure to take action would likely be inconsistent with fiduciary duties, each of DSW and Retail Ventures has agreed that neither of them will, and they will not permit any of their subsidiaries, or any directors, officers, employees, affiliates, agents or representatives to, initiate, solicit, encourage, or knowingly facilitate the making of any proposal or offer with respect to an acquisition proposal.

Termination of the Merger Agreement (page 87)

Even if the shareholders of DSW and Retail Ventures approve the proposals to adopt the merger agreement, DSW and Retail Ventures can jointly agree to terminate the merger agreement by mutual written consent. The merger agreement also contains provisions addressing the circumstances under which either DSW or Retail Ventures may terminate the merger agreement. Upon termination of the merger agreement pursuant to any such provision, the merger agreement does not provide for any termination fee to be paid by the terminating party. The merger agreement provides that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except as described below. If the merger agreement is terminated following the failure to obtain the requisite DSW shareholder approval of the adoption of the merger, then DSW will reimburse Retail Ventures for its reasonable expenses up to $10 million. If the merger agreement is terminated following the failure to obtain the requisite Retail Ventures shareholder approval of the adoption of the merger, then Retail Ventures will reimburse DSW for its reasonable expenses up to $10 million. If the agreement is terminated by DSW or Retail Ventures following receipt of a superior proposal, then the non-terminating party will reimburse the other for its expenses up to $10 million. For more information on the circumstances under which DSW or Retail Ventures may terminate the merger agreement, see the section entitled “The Merger Agreement — Termination” beginning on page 87.

Conditions to Completion of the Merger (page 85)

The merger will be completed only if specific conditions, including, among others, the following, are met or waived (to the extent permitted by applicable law) by the parties to the merger agreement:

•	the registration statement that includes this joint proxy statement/prospectus has become effective;

•	the Retail Ventures and DSW proposals to adopt the merger agreement and approve the merger have been approved by the requisite votes of the Retail Ventures and DSW shareholders, as applicable, and the aggregate number of Retail Ventures common shares with respect to which shareholders have exercised dissenters’ rights does not exceed 10% of the number of outstanding Retail Ventures common shares;

•	the DSW proposal to adopt the DSW Amended and Restated Articles of Incorporation has been approved by the requisite vote of the DSW shareholders;

•	the absence of any judgment or order of a state or federal court or governmental entity that would prohibit or enjoin the consummation of the merger;

•	the DSW class A common shares to be issued in the merger have been approved for listing on the NYSE, subject to official notice of issuance;

•	the representations and warranties of the parties to the merger agreement are true and correct, except for inaccuracies that would not have a material adverse effect;

•	the requisite covenants of each of the parties have been performed in all material respects in accordance with the merger agreement; and

•	the IRS Private Letter Rulings with respect to the merger continue to remain in full force and effect, or, if not, each of DSW and Retail Ventures shall have received an opinion of counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

Dissenting Shareholders’ Rights (page 69)

If the merger is completed, holders of DSW common shares who do not vote in favor of adopting the merger agreement and approving the merger may be entitled to seek relief as dissenting shareholders under Section 1701.85 of the ORC, which will include the right to seek appraisal of the fair value of their shares as determined by the Court of Common Pleas in Franklin County, Ohio, if the merger is completed, but only if they comply with the Ohio law procedures applicable to such dissenting shareholders’ rights. This amount could be more, the same as, or less than the closing price of DSW class A common shares on the closing date of the merger.

If the merger is completed, holders of Retail Ventures common shares who do not vote in favor of adopting the merger agreement and approving the merger may be entitled to seek relief as dissenting shareholders under Section 1701.85 of the ORC, which will include the right to seek appraisal of the fair value of their shares as determined by the Court of Common Pleas in Franklin County, Ohio, if the merger is completed, but only if they comply with the Ohio law procedures applicable to such dissenting shareholders’ rights. This amount could be more, the same as, or less than the value that Retail Ventures shareholders are entitled to receive under the terms of the merger agreement.

SECTION 1701.85 OF THE ORC GOVERNING THE RIGHTS OF DISSENTING SHAREHOLDERS IS REPRINTED IN ITS ENTIRETY AS APPENDIX E TO THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY RETAIL VENTURES OR DSW SHAREHOLDER WHO WISHES TO EXERCISE DISSENTING SHAREHOLDERS’ RIGHTS OR WHO WISHES TO PRESERVE HIS, HER, OR

ITS RIGHT TO DO SO SHOULD REVIEW APPENDIX E CAREFULLY AND SHOULD CONSULT HIS, HER, OR ITS LEGAL ADVISOR, SINCE FAILURE TO TIMELY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS. A VOTE IN FAVOR OF ADOPTION OF THE MERGER AGREEMENT BY A RETAIL VENTURES OR DSW SHAREHOLDER MAY RESULT IN A LOSS OF SUCH HOLDER’S DISSENTING SHAREHOLDERS’ RIGHTS.

Listing of DSW Class A Common Shares (page 68)

The DSW class A common shares issuable to Retail Ventures shareholders pursuant to the merger agreement will be approved for listing on the NYSE. After the merger, the DSW class A common shares will continue to be listed on the NYSE under the symbol “DSW.”

No Listing of DSW Class B Common Shares; Delisting of Retail Ventures Common Shares (page 68)

DSW class B common shares will not be listed on any securities exchange, such as the NYSE or Nasdaq Stock Market, and it is unlikely that a trading market for DSW class B common shares will develop. If the proposal to adopt the DSW Amended and Restated Articles of Incorporation is approved, holders of DSW class B common shares will have the right to convert their shares into DSW class A common shares. The Retail Ventures common shares will be delisted from the NYSE after the merger, and deregistered under the Exchange Act.

Comparative Rights of DSW and Retail Ventures Shareholders (page 100)

As a result of the merger, DSW’s Amended and Restated Articles of Incorporation, and amended and restated code of regulations, and the applicable provisions of the Ohio General Corporation Law, referred to as the OGCL, will govern the rights of the former holders of Retail Ventures common shares who receive DSW common shares in the merger. The rights of those Retail Ventures shareholders are governed currently by the amended articles of incorporation of Retail Ventures, the amended and restated code of regulations of Retail Ventures, and the applicable provisions of the OGCL.

Regulatory Approval (page 72)

DSW and Retail Ventures currently are not aware of material governmental consents, approvals, or filings that are required prior to the parties’ consummation of the merger, other than the requirement that the parties maintain the effectiveness of the IRS Private Letter Rulings, which are described in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 66, or, if not, receive opinions from each of their respective tax counsel to the effect that, for U.S. federal income tax purposes, the merger will qualify as a reorganization within the meaning of section 368(a) of the Code, and the requirement that DSW obtain approval of the listing of the DSW class A common shares to be issued in the merger on the NYSE.

Material U.S. Federal Income Tax Consequences of the Merger (page 66)

DSW and Retail Ventures intend that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Pursuant to the merger agreement, DSW’s and Retail Ventures’ obligations to effect the merger are conditioned on the continued effectiveness of the IRS Private Letter Rulings or the receipt by Retail Ventures and DSW of a written opinion, from their respective tax counsel, to the effect that for U.S. federal income tax purposes, the merger will be treated as a reorganization within the meaning of section 368(a) of the Code.

A Retail Ventures shareholder will not recognize gain or loss upon the receipt of DSW class A common shares or DSW class B common shares in exchange for the shareholder’s Retail Ventures common shares, except that gain or loss generally will be recognized on the receipt of cash instead of a fractional DSW class A common share or DSW class B common share. If a Retail Ventures shareholder receives cash instead of a fractional DSW class A common share or DSW class B common share, the shareholder generally will be required to recognize gain or loss, measured by the difference between the amount of cash received and the shareholder’s tax basis allocable to such fractional DSW class A common share or DSW class B common share. Any capital gain or loss will be a long-term capital gain or loss if the holding period for the Retail Ventures common shares so exchanged is more than one year as of the effective date of the merger.

Litigation Relating to the Merger (page 73)

Purported shareholders of Retail Ventures have filed two putative shareholder class action lawsuits in an Ohio state court captioned as follows: Steamfitters local #449 Retirement Security Fund v. Schottenstein, et. al (“Steamfitters”), and Farkas v. Retail Ventures, Inc. (“Farkas”). The Steamfitters action is brought against Retail Ventures and its directors and chief executive officer (referred to, collectively, as the Retail Ventures defendants) and DSW. The Farkas action is brought against Retail Ventures and its directors, and DSW and Merger Sub. The Steamfitters action alleges, among other things, that Retail Ventures and its directors breached their fiduciary duties by approving the merger agreement, and that Retail Ventures’ chief executive officer and DSW aided and abetted in these alleged breaches of fiduciary duty. The Farkas action alleges, among other things, that the Retail Ventures’ board of directors breached its fiduciary duties by approving the merger agreement and failing to disclose certain alleged material information, and that Retail Ventures and DSW aided and abetted these alleged breaches of fiduciary duty. Both complaints seek, among other things, to enjoin the shareholder vote on the merger, as well as money damages. In order to avoid the costs associated with the litigation, the defendants have agreed in principle to the terms of a disclosure-based settlement of the lawsuits. The agreement in principle contemplates, among other things, additional public disclosure with respect to the merger. Based upon the agreement in principle, the proposed disclosure is included in this joint proxy statement/prospectus. The agreement in principle is subject to negotiation of a memorandum of understanding, potential agreement with respect to fees to be paid to plaintiffs’ counsel, definitive settlement documents, and final court approval. If the parties are unable to obtain final court approval of the settlement, then the litigation may proceed, and the outcome of any such litigation is inherently uncertain.

Selected Historical Consolidated Financial Data of DSW

The selected historical consolidated financial data of DSW for each of the years ended January 29, 2011, January 30, 2010 and January 31, 2009, and as of January 29, 2011, and January 30, 2010, have been derived from DSW’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended January 29, 2011, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for the years ended February 2, 2008, and February 3, 2007, and as of January 31, 2009, February 2, 2008, and February 3, 2007, have been derived from DSW’s audited consolidated financial statements for such years, which have not been incorporated by reference in this joint proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of DSW or the combined company, and you should read the following information together with DSW’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in DSW’s Annual Report on Form 10-K for the year ended January 29, 2011, which is incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 130.

	As of and for the Fiscal Years Ended(1)
	1/29/2011	1/30/2010	1/31/2009	2/2/2008	2/3/2007
	(Dollars in thousands, except per share data)

Net sales(2)	$1,822,376	$1,602,605	$1,462,944	$1,405,615	$1,279,060
Gross profit(3)	$565,681	$467,492	$379,099	$370,135	$366,351
Depreciation and amortization	$47,825	$46,260	$36,336	$25,055	$20,686
Operating profit	$173,583	$93,455	$42,813	$81,321	$100,714
Net income	$107,624	$54,741	$26,902	$53,775	$65,464
Diluted earnings per share	$2.40	$1.23	$0.61	$1.21	$1.48
Total assets	$1,008,897	$850,756	$721,197	$693,882	$608,303
Working capital(4)	$463,465	$382,271	$295,721	$282,717	$298,704
Current ratio(5)	2.8	2.7	2.9	2.7	2.9
Total shareholders’ equity	$640,794	$524,881	$465,584	$433,480	$374,579
Long-term obligations	$—	$—	$—	$—	$—

(1)	Fiscal 2006 was based on a 53 week year. All other fiscal years are based on a 52 week year.

(2)	Includes net sales of leased departments and dsw.com.

(3)	Gross profit is defined as net sales less cost of sales. DSW also includes distribution and warehousing expenses (including depreciation) and store occupancy expenses (excluding depreciation and including impairments in cost of sales).

(4)	Working capital represents current assets less current liabilities.

(5)	Current ratio represents current assets divided by current liabilities.

Selected Historical Consolidated Financial Data of Retail Ventures

The selected historical consolidated financial data of Retail Ventures for each of the years ended January 29, 2011, January 30, 2010, and January 31, 2009, and as of January 29, 2011, and January 30, 2010, have been derived from Retail Ventures’ audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended January 29, 2011, which is incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for the years ended February 2, 2008, and February 3, 2007, and as of January 31, 2009, February 2, 2008, and February 3, 2007, have been derived from Retail Ventures’ audited consolidated financial statements for such years, which have not been incorporated by reference in this joint proxy statement/prospectus. The selected historical consolidated financial data for Retail Ventures includes the operations of Retail Ventures’ controlled subsidiary, DSW. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Retail Ventures or the combined company, and you should read the following information together with Retail Ventures’ audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Retail Ventures’ Annual Report on Form 10-K for the year ended January 29, 2011, which are incorporated by reference in this joint proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 130.

	As of and for the Fiscal Years Ended(1)
	1/29/2011	1/30/2010	1/31/2009	2/2/2008	2/3/2007
	(Dollars in thousands, except per share data)

Net sales	$1,822,376	$1,602,605	$1,462,944	$1,405,615	$1,279,060
Gross profit(2)	$812,268	$712,140	$621,351	$583,768	$550,699
Change in fair value of derivative instruments	$(49,014)	$(66,499)	$85,235	$248,193	$(175,955)
Operating profit (loss)	$120,560	$(39,844)	$128,048	$329,514	$(75,241)
Income (loss) from continuing operations	$51,820	$(65,610)	$109,180	$261,846	$(98,714)
Diluted earnings (loss) per share from continuing operations attributable to Retail Ventures common shareholders	$0.23	$(1.76)	$1.28	$1.54	$(2.73)
Total assets	$1,041,477	$903,465	$953,762	$951,966	$1,301,658
Working capital(3)	$320,629	$369,204	$307,776	$295,862	$274,439
Current ratio(4)	1.8	2.4	2.2	2.0	1.5
Long-term obligations, continuing operations(5)	$132,132	$129,757	$127,576	$135,293	$133,053

(1)	Fiscal 2006 was based on a 53 week year. All other fiscal years are based on a 52 week year.

(2)	Gross profit is defined as net sales less cost of sales. Retail Ventures also includes inbound freight, duties, commissions, and outbound freight in cost of sales.

(3)	Working capital represents current assets less current liabilities.

(4)	Current ratio represents current assets divided by current liabilities.

(5)	As of January 29, 2011, the PIES are classified as a current liability.

Selected Unaudited Pro Forma Condensed Consolidated Financial Information

For the unaudited pro forma financial information of DSW and Retail Ventures after giving effect to the merger, please see the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 90. The unaudited pro forma condensed consolidated financial information has been derived from the historical financial statements of DSW and Retail Ventures after giving effect to the merger as a purchase of the noncontrolling interest in DSW by Retail Ventures as described in the section titled “Accounting Treatment of the Merger” of this joint proxy statement/prospectus. As the transaction represents a merger of entities under common control, a total of three years of pro forma statements of operations are required.

Unaudited Comparative Per Share Data

The historical per share income (loss) from continuing operations and book value of DSW and Retail Ventures shown in the table below are derived from their audited condensed consolidated financial statements as of and for the fiscal years ended January 29, 2011 and January 30, 2010 and for the fiscal year ended January 31, 2009. The pro forma comparative per share data for DSW common shares and Retail Ventures common shares was derived from the unaudited pro forma condensed consolidated financial information included in this joint proxy statement/prospectus beginning on page 90. The pro forma book value per share information was computed as if the merger had been completed on January 29, 2011. You should read this information in conjunction with such pro forma financial information and the related notes and with the historical financial information of DSW and Retail Ventures included or incorporated elsewhere in this joint proxy statement/prospectus, including DSW’s and Retail Ventures’ financial statements and related notes. The pro forma shares outstanding as of January 29, 2011 assume that Retail Ventures common shares convert at the 0.435 exchange ratio. The pro forma data is not necessarily indicative of actual results had the merger occurred during the periods indicated and is not necessarily indicative of future operations of the combined entity.

	As of and for the	As of and for the	For the
	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended
	January 29, 2011	January 30, 2010	January 31, 2009

DSW Historical Per Share Data:
Net Earnings:
Basic	$2.45	$1.24	$0.61
Diluted	$2.40	$1.23	$0.61
Book Value:	$14.50	$11.96
Retail Ventures Historical Per Share Data:
Net Earnings (Loss):
Basic	$0.23	$(1.76)	$2.04
Diluted	$0.23	$(1.76)	$1.28
Book Value:	$4.88	$4.20
Pro Forma Per Share Data:
Net Earnings (Loss):
Basic	$1.46	$(1.70)	$2.99
Diluted	$1.42	$(1.70)	$1.55
Book Value:	$16.18

Comparative Market Prices and Dividends

DSW class A common shares are listed on the NYSE under the symbol “DSW.” Retail Ventures common shares are listed on the NYSE under the symbol “RVI.” The following table shows the closing sale prices of DSW class A common shares and Retail Ventures common shares as reported on the NYSE on February 8, 2011, the last full trading day prior to the public announcement of the proposed merger, and on April 7, 2011 the last practicable trading day prior to mailing this joint proxy statement/prospectus. This table also shows the implied value as of those dates of the merger consideration proposed for each Retail Ventures common share, which we calculated by multiplying the closing price of DSW class A common shares on those dates by the exchange ratio of 0.435.

			Implied Value of
	DSW Class A	Retail Ventures	One Retail Ventures
	Common Shares	Common Shares	Common Share

February 8, 2011	$36.23	$15.94	$15.76
April 7, 2011	$44.05	$19.00	$19.16

The following table sets forth for the periods indicated the high and low per share sale price of DSW’s class A common shares and Retail Ventures’ common shares.

	DSW		Retail Ventures
	High	Low	High	Low

2008
First Quarter	$20.69	$11.46	$7.46	$3.77
Second Quarter	15.50	10.10	5.58	3.29
Third Quarter	16.32	9.17	5.17	1.35
Fourth Quarter	13.21	7.30	3.53	0.90
2009
First Quarter	$11.70	$6.66	$2.98	$1.45
Second Quarter	13.82	9.30	3.68	2.14
Third Quarter	22.43	11.99	7.43	3.10
Fourth Quarter	27.44	18.62	9.66	5.94
2010
First Quarter	$33.49	$24.14	$11.96	$8.05
Second Quarter	31.55	20.96	11.70	7.26
Third Quarter	33.97	22.65	13.73	8.18
Fourth Quarter	41.84	32.76	17.40	13.59
2011
First Quarter (through April 7, 2011)	$44.75	$33.10	$19.38	$14.75

Retail Ventures shareholders are encouraged to obtain current market quotations for DSW class A common shares prior to making any decision with respect to the merger. No assurance can be given concerning the market price for DSW class A common shares before or after the date on which the merger is consummated. The market price for DSW class A common shares will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is consummated and thereafter.

Cautionary Statement Regarding Forward-Looking Statements

This joint proxy statement/prospectus contains or incorporates by reference a number of forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. Forward-looking statements often, although not always, include words or phrases like “will likely result,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “outlook,” or similar expressions. For example, the following types of statements are, or may be, forward-looking statements:

•	projections, predictions, expectations, estimates or forecasts of the financial or operational performance of DSW, Retail Ventures, or the combined company or of the value of assets or liabilities of DSW, Retail Ventures, or the combined company;

•	DSW’s, Retail Ventures’ or the combined company’s objectives, plans, or goals; and

•	conditions or events following the completion of the proposed merger of DSW or Retail Ventures.

These forward-looking statements represent DSW’s and Retail Ventures’ intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of these factors are outside the control of DSW and Retail Ventures and could cause actual results to differ materially from the results expressed or implied by these forward-looking statements. In addition to the risk factors described in the section entitled “Risk Factors” beginning on page 19 of this joint proxy statement/prospectus, these factors include:

•	obtaining DSW and Retail Ventures shareholder approval of the merger;

•	the merger being more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the anticipated cost savings of the merger taking longer to realize or not being achieved in their entirety;

•	the possibility of adverse publicity or litigation related to the merger, including an adverse outcome thereof, any delay or inability to complete the merger resulting therefrom, and the costs and expenses associated therewith;

•	the risk that the conditions to closing will not be satisfied;

•	the risk that the transaction will be delayed or not close when expected;

•	fluctuations in the trading price and volume of Retail Ventures and DSW common shares;

•	the risk that certain contingent liabilities assumed by Merger Sub become actual liabilities;

•	the risk that DSW’s ability to use Retail Ventures’ tax attributes may be restricted or impaired;

•	other economic, business, and competitive factors generally affecting the business of the combined company;

•	Retail Ventures’ ability to manage and enhance liquidity;

•	the impact of Retail Ventures’ disposition of Filene’s Basement and of a majority interest in Value City and Retail Ventures’ reliance on a credit facility from SEI, Inc., referred to as SEI, to pay ongoing expenses, indebtedness and intercompany service obligations;

•	the risk of Value City and Filene’s Basement not paying Retail Ventures or their creditors, for which Retail Ventures may have some liability;

•	the risk of the Filene’s Basement stores operated by Syms Corp not paying obligations related to the assets it has assumed from Filene’s Basement, to the extent such obligations are subject to ongoing guarantees by Retail Ventures;

•	Retail Ventures’ dependence on DSW for key services;

•	Retail Ventures’ lease of an office facility;

•	DSW’s success in opening and operating new stores on a timely and profitable basis;

•	continuation of DSW’s supply agreements and the financial condition of its leased business partners;

•	DSW maintaining good relationships with its vendors;

•	DSW’s ability to anticipate and respond to fashion trends;

•	fluctuation of DSW’s comparable store sales and quarterly financial performance;

•	disruption of DSW’s distribution operations;

•	DSW’s failure to retain key executives or attract qualified new personnel;

•	DSW’s competitiveness with respect to style, price, brand availability and customer service; and

•	risks inherent in international trade with countries that are major manufacturers of footwear.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus and should be read in conjunction with the risk factors and other disclosures contained or incorporated by reference into this joint proxy statement/prospectus. The areas of risk and uncertainty described above are not exclusive and should be considered in connection with any written or oral forward-looking statements that may be made in this joint proxy statement/prospectus or on, before or after the date of this joint proxy statement/prospectus by DSW or Retail Ventures or anyone acting for either or both of them. Except as required by applicable law or regulation, neither DSW nor Retail Ventures undertakes any obligation to release publicly or otherwise make any revisions to any forward-looking statements, to report events or circumstances after the date of this joint proxy statement/prospectus or to report the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other reports filed with the SEC by DSW and Retail Ventures. See the section entitled “Where You Can Find More Information; Incorporation By Reference” beginning on page 130 for a list of the documents incorporated by reference.

Risk Factors

In addition to the other information in this joint proxy statement/prospectus or incorporated in this joint proxy statement/prospectus by reference, including the matters addressed under “Forward-Looking Statements,” you should consider carefully the following factors before deciding how to vote.

Risks Relating to the Merger

Retail Ventures has actual liabilities and significant contingent liabilities. After the merger, Merger Sub will be required to fulfill Retail Ventures’ obligations with respect to these actual liabilities and contingent liabilities, if they become actual liabilities, which could adversely affect DSW’s results of operations and financial condition.

As of January 29, 2011, Retail Ventures had approximately $19.9 million of liabilities on its balance sheet net of cash on hand and not including the PIES and other derivative instruments. If the merger is completed, Merger Sub will be obligated with respect to all of Retail Ventures’ liabilities.

Retail Ventures also has significant contingent liabilities. Retail Ventures has guaranteed the obligations of Filene’s Basement in connection with three leases for retail store locations. If the merger is completed, Merger Sub will be responsible for these guarantees. The remaining lease obligations under these leases could be as much as $100 million. In addition, Retail Ventures is the tenant under two leases for which it has subleased the property to a third party. Retail Ventures is principally responsible for the rent due under these leases, and if the subtenants do not pay the rent to the landlord, Merger Sub would be required to make full rent payments to the landlords. The remaining lease obligations under these leases could be as much as $37 million. If the merger is completed, all of the foregoing circumstances or events could have an adverse impact on Merger Sub’s financial condition and results of operations, which could in turn have an adverse impact on DSW’s financial condition and results of operations.

In addition, if the assumptions or estimates regarding the amount of any actual or contingent liabilities made by the parties were incorrect or become incorrect due to changes in economic conditions, among other reasons, this could cause the amount of any actual liability to exceed the amounts assumed or estimated by the parties in negotiating the merger, which could have an adverse effect on DSW’s results of operations and financial condition.

Retail Ventures’ ability (and DSW’s ability following completion of the merger) to use net operating loss carryforwards to reduce future tax payments may be limited if there is a change in ownership of Retail Ventures or DSW.

Retail Ventures has significant net operating loss carryforwards, referred to as NOLs, and other income tax attributes available to reduce taxable income in future years. Retail Ventures’ and DSW’s ability to utilize these NOLs may be limited by section 382 of the Code if Retail Ventures undergoes an ownership change before, or as a result of, the merger or DSW undergoes an ownership change after the merger. An ownership change generally occurs if 5% shareholders (and certain persons treated as 5% shareholders) of an issuer’s stock, collectively, increase their ownership percentage by more than 50 percentage points within any three-year period. If an ownership change occurs, section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOLs.

Retail Ventures has adopted a shareholder rights plan in an effort to prevent it from undergoing an ownership change before the merger. Based upon a review of the aggregate change in percentage ownership during the current testing period, Retail Ventures does not believe that it will undergo an ownership change as a result of the merger. However, such a determination is complex and there can be no assurance that the IRS could not successfully challenge Retail Ventures’ conclusion. Moreover, issuances or sales of Retail Ventures common shares before the merger and DSW common shares following the merger (including certain transactions outside of Retail Ventures’ and DSW’s control) could result in an ownership change under section 382 of the Code. For these and other reasons, we cannot assure you that DSW will be able to use the NOLs after the merger without limitation.

The Schottenstein Affiliates will directly control or substantially influence the outcome of matters submitted for DSW shareholder votes following the merger, and their interests may differ from DSW’s other shareholders.

The Schottenstein Affiliates that own Retail Ventures common shares have indicated that they plan to elect to receive DSW class B common shares in the merger, which shares entitle the holder to eight votes per share on all matters submitted to the DSW shareholders. The Schottenstein Affiliates are privately held entities controlled by Jay L. Schottenstein, chairman of the board of directors of DSW and Retail Ventures, and members of his family. If all of the Retail Ventures shareholders other than the Schottenstein Affiliates receive DSW class A common shares, then (based upon DSW common shares owned and outstanding as of March 22, 2011) upon completion of the merger, the Schottenstein Affiliates would have approximately 77.9% of the voting power of the outstanding DSW common shares. If all of the Retail Ventures shareholders, including the Schottenstein Affiliates, elect to receive DSW class B common shares, then (based upon DSW common shares owned and outstanding as of March 22, 2011) upon completion of the merger, the Schottenstein Affiliates would have approximately 47.5% of the voting power of the outstanding DSW common shares. Therefore, the Schottenstein Affiliates will directly control or substantially influence the outcome of all matters submitted to DSW’s shareholders for approval following the merger, including the election of directors, approval of mergers or other business combinations, and acquisitions or dispositions of assets.

The interests of the Schottenstein Affiliates may differ from or be opposed to the interests of DSW’s other shareholders, and their level of ownership and voting power in DSW following the merger may have the effect of delaying or preventing a subsequent change in control that may be favored by other DSW shareholders.

Retail Ventures may not be able to repay its obligations under an unsecured loan agreement between SEI and Retail Ventures if the merger is not completed, which may have a significant adverse effect on its financial condition.

In connection with the merger, SEI, an affiliate of SSC and Retail Ventures, is obligated pursuant to a loan agreement to lend up to $30 million to Retail Ventures to provide for the ongoing working capital and general business needs of Retail Ventures for the term of the loan. The loan agreement contemplates that the loan will mature on the earlier of February 8, 2013, or two days after the consummation of the merger. If the merger is not completed, Retail Ventures may not be able to repay this obligation, which may have a significant adverse effect on its financial condition.

Pending litigation against DSW and Retail Ventures could prevent or delay the completion of the merger, result in the payment of damages in the event the merger is completed, or adversely affect DSW’s financial condition or results of operations following the merger.

Purported shareholders of Retail Ventures have filed two putative shareholder class action lawsuits in an Ohio state court captioned as follows: Steamfitters local #449 Retirement Security Fund v. Schottenstein, et. al (“Steamfitters”), and Farkas v. Retail Ventures, Inc. (“Farkas”). The Steamfitters action is brought against Retail Ventures and its directors and chief executive officer (referred to, collectively, as the Retail Ventures defendants) and DSW. The Farkas action is brought against Retail Ventures and its directors, and DSW and Merger Sub. The Steamfitters action alleges, among other things, that Retail Ventures and its directors breached their fiduciary duties by approving the merger agreement, and that Retail Ventures’ chief executive officer and DSW aided and abetted in these alleged breaches of fiduciary duty. The Farkas action alleges, among other things, that the Retail Ventures’ board breached its fiduciary duties by approving the merger agreement and failing to disclose certain alleged material information, and that Retail Ventures and DSW aided and abetted these alleged breaches of fiduciary duty. Both complaints seek, among other things, to enjoin the shareholder vote on the merger, as well as money damages. While the Retail Ventures defendants and DSW believe the lawsuits are without merit, in order to avoid the costs associated with the litigation, the defendants have agreed in principle to the terms of a disclosure-based settlement of the lawsuits. The agreement in principle is subject to negotiation of a Memorandum of Understanding, potential agreement with respect to fees to be paid to plaintiffs’ counsel, definitive settlement documents, and final court approval. If the parties are unable to obtain final Court approval of the settlement, then the litigation may proceed, and the outcome of any such litigation is inherently uncertain. If a settlement is not finalized, the lawsuit could prevent or delay the completion of the merger and result in substantial costs to Retail Ventures and DSW. In addition, the defense or settlement of any lawsuit or claim that remains unresolved at the time the merger closes could adversely affect DSW’s financial condition or results of operations.

We do not expect a trading market for the DSW class B common shares to develop and therefore any investment in DSW class B common shares may be effectively illiquid, unless such DSW class B common shares are converted into DSW class A common shares.

There is currently no public market for DSW class B common shares. DSW does not intend to list the class B common shares on any securities exchange or any automated quotation system. As a result, there can be no assurance that a secondary market will develop, and we do not expect any market makers to participate in a secondary market. Trading activity, if any, in the DSW class B common shares will be very limited. Because the DSW class B common shares will not be listed on a securities exchange or automated quotation system, it may be difficult to obtain pricing information with respect to the shares. Accordingly, there may be a limited number of buyers if you decide to sell your DSW class B common shares. This may affect the price you receive upon such sale. Alternatively, a holder of DSW class B common shares could convert them into DSW class A common shares prior to selling such shares. However, this could affect the timing of any such sale, which may in turn affect the price a holder may receive upon such sale.

Following the merger, Retail Ventures shareholders’ relative voting power may be less than such shareholders’ economic interests.

A holder of Retail Ventures common shares owns shares in a company with only one class of shares. Following the merger, such holders will own shares in DSW, a company with two classes of shares where the DSW class B common shares have voting rights that are superior to the voting rights of the DSW class A common shares. As a result, the issuance of DSW common shares in exchange for Retail Ventures common shares in the merger may result in a Retail Ventures shareholder’s relative voting power being less than such shareholder’s economic interests.

The merger will result in an increase in the number of DSW class A common shares available for trading, which could depress the price of such shares and increase the volatility of the price of such shares, both before and after completion of the merger.

The merger will increase the number of DSW class A common shares available for sale in the public markets. As of March 22, 2011, approximately 16,741,975 DSW class A common shares and 27,382,667 DSW class B common shares were outstanding. Currently, all 27,382,667 outstanding DSW class B common shares are held by Retail Ventures and do not trade in the public markets, but all DSW class B common shares outstanding after the merger will be convertible, at the holder’s option, into DSW class A common shares and could trade in the public markets.

Because of the election that may be made by Retail Ventures shareholders, the numbers of new DSW class A common shares and new DSW class B common shares that will be issued to holders of Retail Ventures common shares and become immediately available for sale following the merger is unknown. Additional DSW class A common shares could become available for sale after the merger depending upon whether holders of options or warrants to purchase Retail Ventures common shares exercise those options or warrants and the timing of such exercises. Additionally, if DSW settles the PIES or warrants with DSW common shares, such shares would be immediately available for sale.

Sales of large amounts of DSW class A common shares could depress the market price of DSW class A common shares. In addition, the potential that such sales may occur could depress prices, even in advance of such sales. DSW cannot predict the effect that any such sales, or the perception that such sales could occur, will have on the price of DSW common shares, either before or after completion of the merger.

The merger is subject to closing conditions that, if not satisfied or waived in a timely manner or at all, will result in the merger not being completed or delayed. A failure to complete or delay in completing the merger may have an adverse effect on both companies’ businesses due to uncertainty or operating restrictions while the merger is pending or cause the market prices of DSW class A common shares or Retail Ventures common shares to decline.

The merger will not be completed unless all of the conditions to the merger have been satisfied or, if permissible, waived. Neither DSW nor Retail Ventures can predict what the effect on the market price of their respective shares would be if the merger is not completed, but depending on market conditions at the time, it could result in a decline in market price. A substantial delay in completing the merger due to litigation that has or may be instituted regarding the merger or the need to satisfy the conditions to closing the merger, or the imposition of any unfavorable terms, conditions or restrictions in obtaining a waiver to such conditions or otherwise, could have a material adverse effect on the anticipated benefits of, or increase the costs associated with or delay the cost savings anticipated from, the merger, thereby impacting the business, financial condition or results of operations of DSW after the merger. In addition, the parties are subject to restrictions on the operation of their business while the merger is pending, which could impair their ability to operate their businesses and prevent them from pursuing attractive business opportunities that may arise prior to the completion of the merger. Any of these situations could also result in a decline in the market price of DSW class A common shares or Retail Ventures common shares. Also, the uncertainty regarding whether the merger will be completed (including uncertainty regarding whether the conditions to closing will be met) could impact DSW’s and Retail Ventures’ relationships with their employees, suppliers and partners. These restrictions and uncertainties could have an adverse impact on DSW’s and Retail Ventures’ business, operations and financial condition and could result in a decline in the market price of DSW class A common shares or Retail Ventures common shares or an increase in the volatility of these market prices.

Officers and directors of Retail Ventures may have conflicts of interest because they have severance and other agreements providing for payments.

When considering the recommendation of the Retail Ventures board of directors, you should be aware that some executive officers of Retail Ventures and some members of the Retail Ventures board of directors have interests in the merger that are different from yours. These interests exist because of rights certain directors and executive officers have under incentive, benefit and compensation agreements. These interests may create conflicts of interest with respect to the merger. The Retail Ventures board was aware of these conflicts of interest when they approved the merger. See the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 59.

The merger agreement contains provisions that limit Retail Ventures’ and DSW’s ability to pursue alternatives to the merger, which could discourage a potential competing acquirer of either DSW or Retail Ventures from making an alternative transaction proposal and, in certain circumstances, could require DSW or Retail Ventures to pay to the other up to $10 million of transaction expenses.

Under the merger agreement, Retail Ventures and DSW are restricted, subject to limited exceptions, from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in the section entitled “The Merger Agreement” beginning on page 74), both Retail Ventures and DSW are restricted from initiating, soliciting, encouraging, or knowingly facilitating, any inquiry, proposal or offer for a competing acquisition proposal with any person. Additionally, under the merger agreement, in the event of a potential change by either the Retail Ventures or the DSW board of directors of its recommendation with respect to the merger-related proposals, the company changing its recommendation must negotiate in good faith an adjustment to the terms and conditions of the merger agreement prior to changing its recommendation. Retail Ventures and DSW may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including compliance with the non-solicitation provisions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Retail Ventures or DSW from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the transaction expenses that may become payable in certain circumstances.

Because the exchange ratio is fixed and will not be adjusted for any change in either the price of Retail Ventures common shares or the price of DSW class A common shares, Retail Ventures shareholders cannot be sure of the value of the merger consideration they will receive.

If the merger is completed, each Retail Ventures common share outstanding as of immediately prior to the effective time will be converted into the right to receive 0.435 DSW class A common shares or DSW class B common shares. This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either DSW class A common shares or Retail Ventures common shares. Changes in the market price of DSW class A common shares prior to the effective time of the merger will affect the market value of the merger consideration that Retail Ventures shareholders will receive in the merger. In addition, the relationship between the market price of Retail Ventures common shares and the market price of DSW class A common shares could change prior to consummation of the merger in a manner that makes the exchange ratio, from a current market price standpoint, less favorable to Retail Ventures shareholders, or less favorable to DSW, than it was based on the market prices of the Retail Ventures common shares and of the DSW class A common shares at the time the parties executed the merger agreement.

Risks Relating to DSW and Retail Ventures

DSW and Retail Ventures are, and will continue to be, subject to the risks described in Part I, Item 1A, “Risk Factors” in DSW’s Annual Report on Form 10-K for the fiscal year ended January 29, 2011, which was filed by DSW on March 22, 2011, with the SEC, and Part I, Item 1A, “Risk Factors” in Retail Ventures’ Annual Report on Form 10-K for the fiscal year ended January 29, 2011, which was filed by Retail Ventures on March 28, 2011, with the SEC, and in each case incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 130 for how you can obtain information incorporated by reference in this joint proxy statement/prospectus.

The Merger

General Description of the Merger

On February 8, 2011, DSW, Merger Sub and Retail Ventures entered into the merger agreement. The merger agreement provides for the merger of Retail Ventures with and into Merger Sub with Merger Sub as the surviving entity and a wholly owned subsidiary of DSW.

If the merger is completed, each Retail Ventures common share outstanding as of immediately prior to the effective time will be converted into the right to receive 0.435 shares of DSW class A common shares, unless the shareholder properly and timely elects to receive an equal amount of DSW class B common shares instead of DSW class A common shares, with cash to be paid instead of fractional shares.

In connection with the proposed merger and subject to shareholder approval and completion of the merger, the DSW board of directors adopted and approved the Amended and Restated Articles of Incorporation, which will permit all holders of DSW class B common shares to convert such shares into DSW class A common shares and delete all references to Retail Ventures as a related party because as a result of the Merger, Retail Ventures will cease to exist.

Background of the Merger

Retail Ventures is a holding company with no operations other than the holding of equity interests in DSW. Until January 23, 2008, Retail Ventures had three operating subsidiaries: Value City Department Stores LLC, Filene’s Basement, Inc., and DSW.

Retail Ventures disposed of an 81% ownership interest in Value City on January 23, 2008. Value City filed for bankruptcy protection on October 26, 2009, and no longer operates any stores. In October 2008, a private equity fund, in which certain affiliates of Schottenstein Stores Corporation have interests, approached Retail Ventures about a possible going-private transaction. The Retail Ventures board of directors formed a special committee of its directors, comprising James Weisman, Elizabeth Eveillard and Harvey Sonnenberg, each of whom is an independent director of Retail Ventures and was determined by the Retail Ventures board of directors to be independent of Schottenstein Stores Corporation and its affiliates, collectively referred to as the Schottenstein Affiliates, to assess and respond to the fund’s overture and, in that context, to evaluate other strategic alternatives available to Retail Ventures. The committee, which we refer to as the Retail Ventures special committee, engaged Houlihan Lokey to act as its independent financial advisor and engaged Baker & Hostetler LLP, referred to as Baker Hostetler, to act as its independent counsel. In December 2008, the Retail Ventures special committee, following consultation with Houlihan Lokey and Baker Hostetler, and the Retail Ventures board of directors, determined not to act on the fund’s overture, in part because of the deterioration of conditions in the economy and capital markets generally and the continuing deterioration in the operations and financial condition of Retail Ventures’ Filene’s Basement subsidiary.

During January 2009, the Retail Ventures special committee and Retail Ventures’ board of directors evaluated Filene’s Basement’s capital needs and potential sources of capital available to Retail Ventures, including possible sales of Retail Ventures common shares or DSW common shares held by Retail Ventures. The Retail Ventures special committee and Retail Ventures board also evaluated, during the first quarter of 2009, a possible disposition of Filene’s Basement, and other alternatives for both Filene’s Basement and Retail Ventures, including the possibility of a business combination of Retail Ventures and DSW. In April 2009, the Retail Ventures special committee and Retail Ventures board of directors determined to sell Filene’s Basement and continued to evaluate the near-term and longer term funding and other alternatives available to Retail Ventures for purposes of maximizing value to Retail Ventures’ shareholders, taking into account considerations including, among other things, the absence of business operations or other sources of revenue at the Retail Ventures level, Retail Ventures’ significant continuing expenses associated with being a public company and its substantial annual interest costs on the outstanding PIES, the relative trading histories of Retail Ventures common shares and DSW class A common shares, opportunities to reduce costs and improve efficiency, and Retail Ventures’ tax attributes. Retail Ventures disposed of its entire interest in Filene’s Basement on April 21,

2009, following which Retail Venture’s sole asset with operations and revenues was its interest in DSW. Filene’s Basement filed for bankruptcy protection on May 4, 2009.

Retail Ventures focused primarily during May and June 2009 on matters relating to maximizing Retail Ventures’ recovery of amounts payable to it by Filene’s Basement, and to responding to intercompany claims asserted by Filene’s Basement and its creditors’ committee against Retail Ventures and Retail Ventures’ affiliates.

Following Retail Ventures’ sale of its interest in Filene’s Basement in April 2009, Retail Ventures’ sole asset with operations and revenue was its interest in DSW. Accordingly, the Retail Ventures special committee determined there were inefficiencies in the current structure of Retail Ventures, including significant continuing expenses associated with being a public company, as reflected in recent trading prices of Retail Ventures common shares relative to the implied market value of the DSW common shares owned by Retail Ventures on a per share basis. Finally, it was anticipated that the Retail Ventures shareholders would be able to benefit from DSW succeeding to certain of Retail Ventures’ tax attributes as shareholders of a combined Retail Ventures-DSW entity. Accordingly, in late June 2009, the Retail Ventures special committee determined that a merger of Retail Ventures into DSW might be a viable and attractive means of maximizing Retail Ventures shareholder value and subsequently directed Retail Ventures’ counsel, Skadden, Arps, Slate, Meagher and Flom LLP, referred to as Skadden Arps, to prepare, and Baker Hostetler, the Retail Ventures special committee’s independent counsel, reviewed and commented on, an outline of the principal features of such a merger. In early July 2009, Retail Ventures directed Skadden Arps to begin preparing a private letter ruling request to the Internal Revenue Service, referred to as the IRS, under various sections of the Internal Revenue Code, referred to as the Ruling Request, by which Retail Ventures and DSW could request certain rulings regarding the U.S. federal income tax consequences of a downstream merger of Retail Ventures with DSW, including that the merger be treated as a tax-free reorganization.

In light of the continuing possibility of a downstream merger, or alternative transactions, between Retail Ventures and DSW, the Retail Ventures board of directors formed a strategic review committee in July 2009, comprising Mr. Weisman, Ms. Eveillard and Lawrence Ring, each of whom is an independent director of Retail Ventures (and is not also a director of DSW) and was determined by the Retail Ventures board of directors to be independent of the Schottenstein Affiliates. The strategic review committee, referred to as the Retail Ventures committee, as well as the DSW committee described below, was established in order to ensure an independent arm’s-length process and negotiation between Retail Ventures and DSW. The Retail Ventures committee was given broad authority to review, evaluate, and negotiate independently the terms of any merger or similar transaction with DSW or any of Retail Ventures’ other strategic alternatives that the Retail Ventures committee considered advisable, and to engage independent financial and legal advisors to assist it in those efforts. In light of the Retail Ventures committee’s effective assumption of the Retail Ventures special committee’s functions, the Retail Ventures committee engaged Houlihan Lokey as its independent financial advisor and Baker Hostetler as its independent counsel.

The Retail Ventures committee held a meeting on July 22, 2009 to review Retail Ventures’ financial condition and near-term and longer term financing and other alternatives. Representatives of the committee’s advisors, Baker Hostetler and Houlihan Lokey, as well as James A. McGrady (the chief executive officer of Retail Ventures), Julia Davis (Retail Ventures’ general counsel) and representatives of Skadden Arps, participated in the meeting at the committee’s invitation. At that meeting, representatives of Houlihan Lokey reviewed with the committee certain preliminary financial analyses regarding Retail Ventures and DSW and certain information provided by Retail Ventures’ management regarding, among other things, Retail Ventures’ and DSW’s projected cash flows through the end of 2010, Retail Ventures’ potential liability for obligations of Filene’s Basement, potential liabilities of Retail Ventures relating to the Value City disposition, and a comparison of the implied market value of the DSW common shares owned by Retail Ventures on a per share basis, given recent trading prices of Retail Ventures common shares, to recent trading prices of DSW class A common shares. The Retail Ventures committee then discussed with its advisors the advantages and disadvantages of various financing alternatives available to Retail Ventures, including a privately-negotiated sale to a third party of DSW common shares owned by Retail Ventures, a sale of DSW common shares owned by Retail Ventures in a registered offering, a private placement of Retail Ventures equity securities, a sale of

DSW common shares owned by Retail Ventures to DSW or one or more other Retail Ventures affiliates (such as the Schottenstein Affiliates) in a privately-negotiated transaction, a rights offering of Retail Ventures common shares to Retail Ventures shareholders, a rights offering of DSW common shares owned by Retail Ventures to Retail Ventures shareholders, and various means of raising capital by leveraging the DSW shares owned by Retail Ventures. The advantages and disadvantages considered for these financing alternatives included, among other factors, the dilution of Retail Ventures’ ownership of DSW, the dilution of existing Retail Ventures shareholders, the risks of executing each transaction, the certainty of completing each transaction, the impact on Retail Ventures and DSW share prices, the impact on Retail Ventures’ tax attributes, the loss of the potential future benefits of holding DSW shares, transaction costs, regulatory requirements, flexibility offered by the transaction and the time required to complete such transaction. At the conclusion of these discussions, the Retail Ventures committee determined to pursue multiple financing alternatives simultaneously in order to determine the most efficient and attractive means of raising necessary capital, and directed the Houlihan Lokey representatives to assist the Retail Ventures committee in evaluating various alternatives.

At an August 12, 2009 meeting of the Retail Ventures committee in which, at the committee’s invitation, Mr. McGrady, Ms. Davis and representatives of Baker Hostetler participated, and Skadden Arps attended as counsel to Retail Ventures, Mr. Weisman led a discussion regarding Retail Ventures’ capital-raising efforts, including an update regarding the amount and timing of Retail Ventures’ anticipated near-term capital requirements and further discussions regarding various potential transaction structures involving the sale of DSW common shares owned by Retail Ventures to one or more third parties, DSW, one or more Retail Ventures affiliates, or a combination thereof, as described above. At the conclusion of this discussion, the Retail Ventures committee determined to approach both DSW and the Schottenstein Affiliates to determine whether, and at what price, either may be willing to purchase DSW common shares from Retail Ventures as part of the Retail Ventures committee’s plan to address Retail Ventures’ near-term capital needs.

The Retail Ventures committee met again on September 15, 2009, with representatives of Houlihan Lokey and Baker Hostetler participating at the committee’s invitation. Mr. Weisman reviewed the latest estimates of Retail Ventures’ cash requirements, reported that, when approached by Mr. Weisman following the Retail Ventures committee’s August 12, 2009 meeting, a representative of the Schottenstein Affiliates had expressed a willingness on the part of the Schottenstein Affiliates to exercise Retail Ventures warrants that were “in the money,” reviewed the likelihood that Retail Ventures would receive distributions from the Filene’s Basement bankruptcy estate, and, in light of Retail Venture’s near and longer term cash needs, reiterated the importance of exploring DSW’s willingness to purchase DSW common shares from Retail Ventures regardless of whether the Schottenstein Affiliates exercised any of their Retail Ventures warrants.

During an October 21, 2009 meeting, the Retail Ventures committee again considered the effects of selling DSW common shares alternatively to DSW, the Schottenstein Affiliates or other buyers, including in relation to the possibility of a subsequent merger of Retail Ventures into DSW and the related ownership changes that could affect Retail Ventures’ tax attributes. The Retail Ventures committee then discussed further the possibility of a merger of Retail Ventures into DSW and Retail Ventures’ other strategic alternatives.

On November 2, 2009, Skadden Arps, as counsel to Retail Ventures, forwarded a draft of the Ruling Request to the Retail Ventures committee and Baker Hostetler for their review and comment. The Retail Ventures committee met on November 5, 2009 and, with the assistance of Houlihan Lokey and Baker Hostetler, discussed the price at which DSW common shares might be sold to address Retail Ventures’ near-term capital needs, and the advisability of any such sale, including with respect to maintaining Retail Ventures’ flexibility to enter into subsequent strategic transactions with a view to maximizing value to Retail Ventures’ shareholders.

On November 6, 2009, Mr. McGrady, in his capacity as the chief executive officer of Retail Ventures and with the approval of the Retail Ventures committee, and Ms. Davis met with DSW management to outline the background for, potential structure of, and anticipated benefits to both parties of a merger of Retail Ventures into DSW. Mr. McGrady and Ms. Davis noted that Retail Ventures no longer owned any operating companies (other than its interest in DSW), and was incurring substantial costs as a standalone public company, many of which were duplicative of costs also incurred by DSW, such as external auditor fees and general public company-compliance costs. Mr. McGrady and Ms. Davis outlined a proposed structure in which Retail Ventures would merge with and into a limited liability company wholly-owned by DSW, with the limited liability company surviving the merger, and holders of Retail Ventures common shares would be entitled to elect to receive either DSW class A common shares or DSW class B common shares. Potential benefits of the transaction for DSW were also summarized, including elimination of the shared services agreement between Retail Ventures and DSW and the creation of a more diverse shareholder base for DSW common shares. Mr. McGrady reviewed the process for and prospective timing of entering into a transaction, but no financial terms were discussed. Mr. McGrady also delivered to the DSW attendees a draft of the Ruling Request.

On November 18, 2009, Mr. McGrady, with the approval of the Retail Ventures committee, outlined the possible merger transaction to the DSW audit committee, in light of that committee’s responsibility to review and approve all related-party transactions. The transaction outlined would take the form of an all-stock merger in which Retail Ventures shareholders would receive DSW class A common shares or DSW class B common shares in exchange for their Retail Ventures common shares. Mr. McGrady discussed the key goals for such a transaction, including allowing Retail Ventures shareholders to participate directly in the ownership of DSW commensurate with their portion of Retail Ventures’ ownership interest in DSW prior to the merger, reducing the expenses associated with maintaining two separate public companies, enhancing the trading liquidity of DSW class A common shares, and preserving Retail Ventures’ income tax attributes. Mr. McGrady requested that the DSW audit committee join the Retail Ventures committee in seeking guidance from the IRS regarding the proposed transaction in the form of the Ruling Request. Mr. McGrady did not discuss with the DSW audit committee any specific value of or exchange ratio relating to the DSW class A common shares and DSW class B common shares that would be issued in the merger. Mr. McGrady then left the meeting. Upon consideration of Mr. McGrady’s presentation and after further discussion, the DSW audit committee agreed that seeking a private letter ruling may be warranted.

The Retail Ventures committee met again on November 20, 2009, with Houlihan Lokey and Baker Hostetler in attendance at the committee’s invitation, to continue the committee’s evaluation of Retail Ventures’ near-term and longer term alternatives. The Retail Ventures committee discussed the recent trading prices of Retail Ventures’ common shares and DSW common shares, Retail Ventures’ near-term cash needs, Retail Ventures’ tax attributes, and the potential benefits of having DSW assume Retail Ventures’ obligations under the PIES. The Retail Ventures committee and its advisors also discussed Retail Ventures’ lack of any source of liquidity other than its DSW class B common shares and the benefits of eliminating Retail Ventures’ public company expenses in light of its lack of any significant assets other than its DSW class B common shares and lack of continuing income.

The Retail Ventures committee and its advisors then discussed the advantages and disadvantages of various alternatives, including maintaining the status quo, a merger of Retail Ventures into DSW, Retail Ventures’ distribution to its shareholders of the DSW common shares owned by Retail Ventures, a sale of those DSW common shares to a third party, a sale of Retail Ventures to a third party, and Retail Ventures’ acquisition of another operating company. During this discussion, Mr. Weisman reported that, during the course of conversations with representatives of the Schottenstein Affiliates, those representatives had informed him that the Schottenstein Affiliates desired to maintain their investment in Retail Ventures and its assets, including DSW common shares owned by Retail Ventures. Mr. Weisman also reported that DSW had expressed interest in purchasing DSW common shares owned by Retail Ventures in connection with Retail Ventures addressing its near-term cash needs, and that DSW had also expressed interest in pursuing discussions concerning a merger of Retail Ventures into DSW. Following a lengthy discussion, the Retail Ventures committee concluded that a merger of Retail Ventures into DSW presented the most favorable and viable opportunity to maximize value for the unaffiliated Retail Ventures’ shareholders, and also approved the submission of the Ruling Request to the IRS. The reasons and factors that led the Retail Ventures committee to reach this conclusion included the tax free nature of the merger to Retail Ventures shareholders, the potential increase in value over the current trading price of the Retail Ventures shares, the potential for Retail Ventures shareholders to realize value from Retail Ventures’ tax attributes through ownership in the combined company, the elimination of duplicative overhead costs and the Schottenstein Affiliates’ desire to maintain their interest in DSW.

In November 2009, DSW engaged Thompson Hine LLP, referred to as Thompson Hine, as tax counsel to advise DSW regarding the drafting and submission of the Ruling Request, and Thompson Hine was provided a draft of the Ruling Request. The DSW audit committee also began seeking legal advice from Katten Muchin Rosenman LLP, referred to as Katten Muchin, at this juncture, as independent counsel with respect to the potential Retail Ventures transaction. The DSW audit committee and the independent members of the board of directors of DSW previously had consulted with Katten Muchin as independent counsel on matters unrelated to the proposed transaction.

In early December 2009, Retail Ventures management updated the Retail Ventures committee on Retail Ventures’ near-term cash needs. In addition, Mr. Weisman and the Retail Ventures committee’s advisors discussed potential pricing for, and other implications and considerations surrounding, any sale of DSW common shares by Retail Ventures. During this time, Baker Hostetler and William Jordan, DSW’s general counsel, exchanged views on terms, other than price, of an agreement for Retail Ventures’ sale to DSW of DSW common shares owned by Retail Ventures.

On December 14, 2009, at a meeting of the DSW audit committee, representatives of Thompson Hine presented the objectives of submitting the Ruling Request, including confirmation that the transaction would be treated as a tax-free reorganization and verification of the parties’ understanding of certain tax attributes following a change of ownership.

The Thompson Hine representatives also discussed whether the potential merger transaction would result in DSW succeeding to Retail Ventures’ tax attributes. Upon consideration of Thompson Hine’s presentation and after further discussion, the DSW audit committee approved DSW’s joint submission with Retail Ventures of the Ruling Request. The DSW audit committee identified several investment banking firms that it would like to consider engaging to advise the DSW audit committee regarding a potential merger transaction. The DSW audit committee instructed DSW management to interview these firms on a preliminary basis and report the results of such interviews for further consideration by the DSW audit committee.

Also at the December 14, 2009 meeting of the DSW audit committee, Michael MacDonald, chief executive officer of DSW, reported that Retail Ventures had approached him regarding a possible sale by Retail Ventures of DSW common shares owned by Retail Ventures, and proposed that DSW purchase $8 million to $10 million of DSW class B common shares held by Retail Ventures. Mr. MacDonald observed that the purchase would be attractive to both Retail Ventures and DSW because it would reduce the number of outstanding DSW common shares and thus increase earnings per share. It would also potentially offer a better return on investment than DSW’s investment portfolio return at the time. Mr. MacDonald stated the purchase would provide liquidity for Retail Ventures and would impose lower regulatory and transaction costs than if Retail Ventures sold a similar amount of shares on the open market, and that DSW would expect to purchase the shares at a discount as Retail Ventures would enjoy the benefit of reduced transaction costs and reduced downward pressure on the share price that Retail Ventures might receive if it attempted to sell a similar amount of DSW common shares on the open market. Upon consideration of Mr. MacDonald’s presentation and after further discussion, the DSW audit committee approved proceeding with a transaction to purchase up to $10 million of DSW class B common shares from Retail Ventures, subject to Mr. Robbins’ approval of the final terms of the transaction in his capacity as chairman of the DSW audit committee.

On December 29, 2009, Mr. Weisman notified the other members of the Retail Ventures committee that the Schottenstein Affiliates had declined to pursue a purchase of DSW common shares from Retail Ventures, and that DSW had offered to purchase DSW class B common shares from Retail Ventures for $22.50 per share. Mr. Weisman requested an early January 2010 meeting of the committee, and subsequently caused to be distributed to the other members of the committee and to DSW management a pro forma analysis relating to ownership changes with respect to Retail Ventures and DSW based on varied assumptions regarding the number of DSW common shares to be sold by Retail Ventures and the identity of the purchaser.

Early in 2010, Retail Ventures and DSW jointly submitted the Ruling Request to the IRS. Retail Ventures and DSW ultimately received an IRS private letter ruling in response to the Ruling Request, referred to as the IRS Private Letter Ruling, to the effect that, subject to specified representations and conditions, a merger of Retail Ventures into DSW would qualify as a tax-free reorganization.

The Retail Ventures committee met on January 4, 2010, with Houlihan Lokey and Baker Hostetler in attendance at the committee’s invitation, to consider DSW’s proposal to purchase DSW common shares from Retail Ventures for $22.50 per share. Following a lengthy discussion, the committee directed Mr. Weisman to endeavor to secure an increase in the share purchase price.

The Retail Ventures committee met again with its advisors in attendance on January 8, 2010. Mr. Weisman reported that DSW had agreed to pay $25.00 per share for up to 320,000 DSW class B common shares owned by Retail Ventures. The meeting participants discussed Retail Ventures liquidity needs and other factors including the adequacy of the proposed price in light of DSW’s current share trading price and average trading prices over various periods, Retail Ventures’ current capital needs, the relative certainty and timing of closing of the proposed purchase and the absence of other viable purchasers at the same or for a more favorable price for the volume of shares to be sold. The Retail Ventures committee approved unanimously the sale to DSW of 320,000 DSW class B common shares owned by Retail Ventures, at a price of $25.00 per share, for an aggregate of $8 million.

At a meeting of the DSW audit committee on January 13, 2010, Douglas J. Probst, chief financial officer of DSW, reported to the DSW audit committee on DSW management’s information regarding each of seven investment banking firms interviewed as potential advisors to the DSW audit committee with respect to the possible merger transaction. Upon consideration of management’s report and after further discussion, the DSW audit committee determined that it would perform its own interview of Goldman, Sachs & Co, referred to as Goldman Sachs.

At the same meeting, Mr. Jordan updated the DSW audit committee regarding negotiations to purchase DSW class B common shares held by Retail Ventures. Upon consideration of Mr. Jordan’s presentation and after further discussion, the DSW audit committee authorized DSW to purchase up to $8 million of DSW class B common shares from Retail Ventures at a purchase price of $25 per share. On January 15, 2010, in accordance with the Retail Ventures committee’s and DSW audit committee’s respective authorizations, Retail Ventures sold to DSW 320,000 DSW class B common shares at a price of $25 per share, for an aggregate of $8 million. The per share price reflected a discount of 3.9% to the $26.02 prior day closing price of DSW class A common shares.

On January 28, 2010, the DSW audit committee recommended to the DSW board of directors that the DSW board authorize the members of the DSW audit committee, namely James D. Robbins (chairman), Joanna Lau, Philip Miller and Allan Tanenbaum, each of whom is an independent member of the DSW board of directors and is not a member of the Retail Ventures board of directors, to act as a special committee with regard to the consideration of a potential transaction with Retail Ventures. Also at this meeting, the DSW audit committee interviewed Goldman Sachs as a potential financial advisor with respect to the proposed merger transaction with Retail Ventures.

At its quarterly meeting held on January 28, 2010, the Retail Ventures board of directors discussed, among other agenda items, a possible business combination transaction between Retail Ventures and DSW. The discussion topics pertaining to a combination included the status of the Ruling Request and of other work being performed by the Retail Ventures committee’s advisors.

On February 1, 2010, the DSW board of directors approved the DSW audit committee’s recommendation that the members of the audit committee be authorized to act as a special committee with respect to the proposed transaction with Retail Ventures, referred to in this capacity as the DSW committee. The DSW committee was vested with the power to:

•	review and evaluate the possible transaction with Retail Ventures;

•	negotiate the price and terms of the possible transaction;

•	approve on behalf of the DSW board of directors any transaction involving interested shareholders, subject to the approval of the DSW independent directors;

•	discontinue the aforementioned review, evaluation and negotiation process at any time and, if it deems appropriate, dissolve the DSW committee; and

•	recommend to the DSW independent directors whether to authorize and approve any proposed transaction.

The DSW committee was also vested with the power to retain independent counsel and financial advisors.

In February 2010, DSW engaged Porter Wright Morris & Arthur, LLP as counsel to advise it with respect to the proposed Retail Ventures transaction. On February 19, 2010, the DSW committee engaged Goldman Sachs as its financial advisor regarding the transaction.

In early March 2010, Mr. Weisman, on behalf of the Retail Ventures committee, asked Houlihan Lokey to prepare to assist the Retail Ventures committee in a closer evaluation of a potential business combination of Retail Ventures and DSW. Additionally, DSW submitted a preliminary due diligence request to Retail Ventures, which Retail Ventures management forwarded to the Retail Ventures committee and Houlihan Lokey, and Retail Ventures, after consulting committee advisors, submitted a preliminary due diligence request to DSW.

On March 3, 2010, at a meeting of the DSW committee, Mr. Jordan and a representative of Katten Muchin provided an update of the status of the proposed merger transaction. The other DSW independent directors (Carolee Friedlander and Elaine Eisenman) also attended this meeting.

During the remainder of March and in April 2010, Mr. Weisman had periodic discussions with the other members of the Retail Ventures committee, Retail Ventures management and Houlihan Lokey regarding, among other things, the Value City bankruptcy proceeding, certain Filene’s Basement lease guarantees, the impact these uncertainties and other potential liabilities could have on Retail Ventures’ financial position and on negotiations with DSW, and the negotiation process and timing for a possible business combination involving Retail Ventures and DSW.

On April 9, 2010, the DSW committee, along with the other DSW independent directors, met to review the status of the proposed merger transaction. At the meeting, the DSW committee determined to engage Katten Muchin to serve as the DSW committee’s independent counsel. The DSW committee discussed the nature and scope of Retail Ventures’ liabilities, including contingent liabilities and commitments, and the due diligence that should be undertaken to evaluate these financial attributes, and Retail Ventures’ tax attributes. The DSW committee also discussed the steps that could be taken, including in the terms of a transaction, to potentially mitigate the contingencies and commitments assumed in any transaction. The DSW committee discussed that, subsequent to the dispositions of Value City and Filene’s Basement, Retail Ventures’ audited consolidated financial statements had consisted primarily of DSW’s financial statements. In evaluating an acquisition of Retail Ventures, the DSW committee believed it was important to understand Retail Ventures’ net assets on a stand-alone basis, excluding its investment in DSW. As part of this discussion, the DSW committee concluded that a nationally-recognized independent registered public accounting firm should be engaged to perform a special-purpose audit of Retail Ventures’ statement of net assets, exclusive of Retail Ventures’ investment in DSW, and if necessary, provide a subsequent bring down report in anticipation of closing the proposed merger transaction. The DSW committee believed that this audit and the related procedures would help the DSW committee in understanding and assessing the financial condition, contingencies and commitments of Retail Ventures on a stand-alone basis, would help DSW in confirming the satisfaction of the conditions to closing any such transaction, and would serve as a benchmark for future consolidated financial reporting by DSW if a transaction were completed.

At the same DSW committee meeting, representatives of Goldman Sachs, together with the DSW committee, discussed several topics related to the proposed merger transaction, including key criteria for assessing alternative transaction structures; the potential financial impact on DSW and Retail Ventures on a combined basis of a proposed merger transaction; the preliminary work that had been done on behalf of the DSW committee with respect to assessing Retail Ventures’ liabilities, contingencies and commitments; potential structures for mitigation of Retail Ventures’ contingent liabilities; considerations regarding Retail Ventures’ tax attributes; governance issues with respect to DSW’s two classes of common shares; considerations influencing the exchange ratio at which shares of Retail Ventures would be exchanged for shares of DSW; and a review of a draft term sheet to be submitted to the Retail Ventures committee.

The Retail Ventures committee met on April 19, 2010, with representatives of Houlihan Lokey, Mr. McGrady and Ms. Davis participating at the committee’s invitation, in anticipation of receipt of a merger proposal from DSW later in April or in May 2010. The Houlihan Lokey representatives reviewed and discussed with the Retail Ventures committee their preliminary financial analyses with respect to Retail Ventures and DSW and a potential business combination of Retail Ventures with DSW. The information discussed by the Retail Ventures committee and Houlihan Lokey included certain information and considerations relevant to any such combination and other strategic alternatives available to Retail Ventures based on information provided by Retail Ventures’ management regarding, among other things, Retail Ventures’ ownership and voting interests in DSW; Retail Ventures’ recent corporate history and financial results, including its background and contingent liabilities; Retail Ventures’ cost structure (including public-company expenses estimated to be $6.8 million for 2010 and PIES interest costs of $8.9 million per year); a summary of the assets and liabilities of each of Retail Ventures and DSW; certain projected financial information for Retail Ventures and DSW; DSW’s historical earnings and EBITDA; updated DSW operating information and trends; the potential structure of a business combination of Retail Ventures and DSW; and further information and considerations based on publicly available information regarding, among other things, the trading prices of Retail Ventures’ and DSW’s common shares, and the ratio between those trading prices, DSW’s historical share price performance, on a standalone basis and in relation to the share price performance of selected comparable companies, and financial analyst commentary regarding DSW.

On April 30, 2010, the DSW committee met with Goldman Sachs and Katten Muchin to review and approve a term sheet for the proposed transaction to be submitted to Retail Ventures. The proposed terms included an exchange ratio in which each common share of Retail Ventures would be converted into 0.35 DSW class A common shares. The DSW committee members discussed the manner in which Retail Ventures’ liabilities, contingencies and commitments could be defined in a merger transaction and how the exchange ratio might be adjusted to address any fluctuations. The committee members also discussed a proposal to create a liquidating trust that could be utilized to mitigate DSW’s exposure to Retail Ventures’ contingent liabilities. At the conclusion of the meeting, the committee members directed Goldman Sachs to present a proposal with an exchange ratio of 0.35 DSW class A common shares per Retail Ventures common share and a liquidating trust to Houlihan Lokey for communication to the Retail Ventures committee.

On May 6, 2010, Goldman Sachs presented the DSW committee’s proposal to Houlihan Lokey. The proposal contemplated a merger transaction in which DSW would acquire all of Retail Ventures’ outstanding shares in exchange for newly-issued DSW class A common shares and units in a liquidating trust, with the trust serving initially to fund indemnification against certain contingent liabilities of Retail Ventures above a specified base amount. The suggested terms included an exchange ratio of 0.27 DSW class A common shares per Retail Ventures common share, plus an additional 0.08 DSW class A common shares per Retail Ventures common share to be placed in a liquidating trust, with the number of shares to be released from the trust to be determined based on the realized value of Retail Ventures’ liabilities and contingencies over the next five years. The terms also contemplated that the then-current board of directors and management of DSW would remain in place following the merger, that the transaction would be subject to approval by the holders of a majority of Retail Ventures’ common shares and the holders of a majority of the DSW common shares held by unaffiliated DSW shareholders, that DSW would be able to succeed to certain of Retail Ventures’ tax attributes following the merger, that Retail Ventures would adopt a shareholder rights plan with a 4.9% threshold to mitigate the risk of interim ownership changes impacting its tax attributes, and that the Schottenstein Affiliates would enter into a three-year lock-up agreement for that purpose.

Promptly following the presentation by Goldman Sachs of the DSW committee’s proposal to Houlihan Lokey, Mr. Weisman convened a May 11, 2010 meeting of the Retail Ventures committee, in which Houlihan Lokey, Mr. McGrady and Ms. Davis also participated at the request of the committee. The meeting participants discussed each of the terms set forth in the proposal, and at the Retail Ventures committee’s request, Mr. McGrady undertook to solicit Mr. Schottenstein’s assessment of the proposal, including in light of the suggested terms relating directly to the Schottenstein Affiliates.

On May 19, 2010, at a meeting of the DSW committee, representatives of Goldman Sachs and Katten Muchin provided an update of the status of the proposed merger transaction and informed the committee that a due diligence review of Retail Ventures had commenced.

The Retail Ventures committee met again on May 25, 2010, and, after further discussing the terms of the DSW committee’s proposal and consistent with its discussions at its May 11, 2010 meeting, determined that those terms were unacceptable. Mr. McGrady also reported at the meeting that Mr. Schottenstein’s response to the Retail Ventures committee’s inquiry was that he did not believe the DSW committee’s proposal was acceptable. The Retail Ventures committee also determined to, and subsequently did, inform the DSW committee on June 1, 2010 that the proposed terms were unacceptable and that the Retail Ventures committee would present a responsive outline of terms. At the Retail Ventures committee’s request, a draft term sheet was prepared by its advisors for the committee’s review and discussion.

The Retail Ventures committee met on June 10, 2010 to discuss the draft term sheet, with representatives of Houlihan Lokey and Baker Hostetler, as well as representatives of Retail Ventures management and Retail Ventures’ counsel, Skadden Arps, participating at the committee’s invitation. The meeting participants discussed comprehensively the outlined terms, which included an exchange ratio of 0.50 DSW shares for each Retail Ventures common share, elimination of the liquidating trust proposed by DSW, retention of DSW’s dual-class capital structure, designation by Retail Ventures of four DSW board members upon consummation of the transaction, adoption by Retail Ventures of a shareholder rights plan as described above, and an outline of the shareholder approvals to be obtained by each of Retail Ventures and DSW for the transaction. Following the departure from the meeting of the representatives of Retail Ventures’ management and Skadden Arps, the Retail Ventures committee, with the assistance of Houlihan Lokey and Baker Hostetler, discussed further the proposed terms, the viability of certain alternatives to a business combination, including obtaining a cash dividend from DSW or engaging in an acquisition of another operating company using shares of Retail Ventures or shares of DSW owned by Retail Ventures, considerations regarding Retail Ventures’ tax attributes, and how best to achieve (and provide to the DSW committee) additional clarity regarding Retail Ventures’ contingent liabilities. At the conclusion of this discussion and a discussion of how best to conduct negotiations, the committee directed Houlihan Lokey to communicate the Retail Ventures committee’s proposal to DSW for its consideration.

On June 11, 2010, representatives of Houlihan Lokey conveyed to representatives of Goldman Sachs the Retail Ventures committee’s proposal.

On June 30, 2010, representatives of Goldman Sachs and Mr. Jordan met with representatives of Retail Ventures and the Schottenstein Affiliates and reiterated DSW’s initial proposal to accomplish the merger with a 0.35 exchange ratio. Key DSW considerations for a proposed merger transaction were presented, including whether the transaction would be accretive to DSW’s earnings per share and balanced in its impact on Retail Ventures and DSW shareholders, and appropriately reflect the relative trading histories of Retail Ventures common shares and DSW class A common shares. Following this meeting, members of Retail Ventures’ management (with Skadden Arps) and Mr. Weisman (with Baker Hostetler) conferred regarding those discussions and steps for a continuing dialogue with DSW.

On July 6, 2010, the DSW committee, along with the other DSW independent directors and representatives of Katten Muchin and Goldman Sachs, met to discuss the status of the proposed merger transaction. Mr. Robbins updated the committee on the June 30, 2010 meeting and reviewed Retail Ventures’ latest proposal. Mr. Robbins also noted that he, representatives of Goldman Sachs and Mr. Jordan would be meeting with the Retail Ventures committee and its advisors in the coming weeks to discuss the proposed transaction.

On July 13, 2010, Mr. Weisman and representatives of Retail Ventures management, Houlihan Lokey and Baker Hostetler reviewed updated information prepared by Retail Ventures management regarding Retail Ventures’ contingent liabilities and certain updated DSW financial projections, and discussed those and other matters in preparation for a July 20, 2010 meeting to be held among Mr. Weisman, Mr. Robbins, as chairman of the DSW committee, the Retail Ventures committee’s and DSW committee’s respective financial and legal advisors, and selected members of management of Retail Ventures and of DSW.

At the July 20, 2010 meeting, Mr. Weisman, with the assistance of Houlihan Lokey, Baker Hostetler and representatives of Retail Ventures management, and Mr. Robbins, with the assistance of Goldman Sachs, Katten Muchin and members of DSW management, discussed in detail their respective views on the rationale for a merger of Retail Ventures into DSW, Retail Ventures’ assets and contingent liabilities, DSW’s dual-class capital structure, and the exchange ratio of DSW common shares for Retail Ventures common shares. At the conclusion of the meeting, a substantial gap between the parties’ viewpoints remained, and each party undertook to review its position and to consider the other’s viewpoint.

The Retail Ventures committee held a meeting on July 27, 2010, in which Mr. Weisman informed the committee that he had had a discussion with Mr. Robbins, subsequent to the July 20, 2010 meeting described above, regarding the transaction terms. Mr. Weisman reported on and discussed the gap between the Retail Ventures committee’s and the DSW committee’s respective viewpoints on, among other things, the treatment of Retail Ventures’ contingent liabilities, the retention of DSW’s dual-class capital structure, and the exchange ratio for a merger. Mr. Weisman also noted that he had had a separate discussion with certain representatives of the Schottenstein Affiliates regarding exchange ratios for the proposed merger that might be acceptable to them. The Retail Ventures committee discussed considerations relating to an appropriate exchange ratio and Retail Ventures’ alternatives to pursuing the merger, and determined that Mr. Weisman should continue discussions with Mr. Robbins in an effort to find mutually acceptable ground for a merger.

On July 28, 2010, the DSW committee, along with the other DSW independent directors and Goldman Sachs, met to discuss the status of the proposed merger transaction with Mr. Jordan and representatives of Katten Muchin. At the meeting, the DSW committee received and discussed an update on the current status of the negotiations between the parties, an update on DSW’s due diligence investigation of Retail Ventures, including a detailed review of Retail Ventures’ actual and contingent liabilities, an updated preliminary financial analysis from Goldman Sachs relating to the proposed transaction, and an overview based on publicly available information on the financial performance of Syms Corp, which had assumed certain Filene’s Basement lease tenancy obligations of which Retail Ventures is a guarantor.

At the meeting, the DSW committee reviewed and approved terms of an updated proposal, which included an exchange ratio of either 0.41 if the DSW class B common shares were maintained or 0.425 if the DSW class B common shares were eliminated. The offer was contingent on Retail Ventures finding a way to limit the risk of its contingent liabilities, such as through insurance or settlement.

The Retail Ventures committee next met on August 3, 2010, with representatives of Houlihan Lokey and Baker Hostetler participating at the committee’s invitation. Mr. Weisman reported that Mr. Robbins spoke with him on August, 2, 2010 regarding the DSW committee’s proposal referred to above. Mr. Weisman reported that he had responded that Retail Ventures would require a 0.45 exchange ratio, with retention of the dual-class capital structure. The Houlihan Lokey representatives reviewed and discussed analyses based on information provided by Retail Ventures’ management regarding the potential impact of various exchange ratios and the existing DSW dual-class capital structure on the possible post-merger ownership and voting interests of Retail Ventures’ shareholders, including of the unaffiliated Retail Ventures shareholders, in DSW. Following substantial discussion among the Retail Ventures committee with the assistance of Houlihan Lokey, the Retail Ventures committee directed Mr. Weisman to confirm to DSW the Retail Ventures committees’ counterproposal of 0.45 DSW common shares for each Retail Ventures common share, and also to discuss the counterproposal with the Schottenstein Affiliates.

On August 17, 2010, the DSW committee, along with the other DSW independent directors and representatives of Katten Muchin and Goldman Sachs, met to discuss the proposed transaction. Mr. Robbins first updated the committee on the status of his discussions with Mr. Weisman. The committee next received updated preliminary financial analyses from Goldman Sachs, which included financial analyses of the transaction at various exchange ratios. After discussion, the committee approved a revised proposal to Retail Ventures that included a 0.43 exchange ratio for a transaction in which all shareholders of Retail Ventures would receive DSW class B common shares, with the DSW class B common shares converting into DSW class A common shares after three years.

At a meeting of the Retail Ventures committee held on August 19, 2010, in which representatives of Houlihan Lokey and Baker Hostetler participated at the committee’s invitation, Mr. Weisman reported that in a conversation subsequent to the committee’s August 3, 2010 meeting, Mr. Robbins had proposed a merger with a 0.41 exchange ratio if DSW’s dual-class capital structure were retained indefinitely, or with a 0.43 exchange ratio if the dual-class capital structure were retained for only three years following consummation of the merger. The meeting participants discussed that proposal, the likely confusion inherent in a short-term retention of a dual-class structure, alternative voting ratios in a dual-class structure, and the financial effect to the unaffiliated Retail Ventures shareholders of various merger exchange ratios. At the conclusion of these discussions, the Retail Ventures committee confirmed its intention to continue its efforts to seek greater value in any merger transaction it may undertake with DSW.

The Retail Ventures board of directors held a special meeting on August 30, 2010, at which Mr. Schottenstein reported that Retail Ventures and DSW had recently been approached by a third party (financial buyer) about the possibility of an acquisition transaction, though no specific transaction terms or structure had been discussed. Following discussion of that overture, the Retail Ventures board (including the members of the Retail Ventures committee) determined to authorize the execution of a confidentiality agreement with the third party to permit the sharing of relevant information in connection with exploration of a possible transaction. Later that day, at a special meeting of the DSW board of directors, Mr. Schottenstein provided the same report, and the DSW board (including the members of the DSW committee) also determined to authorize the execution of a confidentiality agreement for that purpose. During the course of September 2010, both Retail Ventures and DSW responded to information requests from the third party. However, a discussion of transaction terms was not initiated, and the financial buyer decided to not pursue the transaction, because it did not believe that market conditions were appropriate for a transaction at such time.

On August 31, 2010, the DSW committee, along with the other DSW independent directors, met to discuss recent developments, including an apparent impasse in the negotiations with Retail Ventures. The committee reconvened the following day, along with representatives of Katten Muchin to further discuss recent developments and next steps. The DSW committee agreed to make itself available to the Retail Ventures committee for further negotiations if requested by the Retail Ventures committee, but not to initiate any discussion. The committee also agreed to suspend Goldman Sachs’ engagement until such time as further negotiations occurred. During the period from August 31, 2010 until the next regularly-scheduled meeting of the DSW board of directors on September 14, 2010, the only activity that transpired consisted of due diligence that was performed by the third party (financial buyer) with respect to the potential transaction discussed at the August 30, 2010 meeting of the Retail Ventures board of directors.

On September 14, 2010, the DSW board of directors held a regularly scheduled board meeting. At the meeting, an update of the current status of the discussions with Retail Ventures was presented to the board. Following this meeting, Mr. Schottenstein and Mr. Robbins, in his capacity as chairman of the DSW committee, spoke regarding the possibility of a merger involving a 0.44 exchange ratio and the retention of DSW’s current dual-class structure.

The Retail Ventures committee next met on September 23, 2010, with representatives of Houlihan Lokey and Baker Hostetler, as well as representatives of Retail Ventures management and Skadden Arps, participating at the committee’s invitation. At this meeting, among other things, Mr. McGrady reported, at Mr. Weisman’s request, that Mr. Robbins had stated that the DSW committee was not prepared to accept an exchange ratio of 0.44. An extended discussion ensued regarding the Retail Ventures committee’s views as to whether such an exchange ratio would be acceptable, the value to be achieved through a merger on those terms and whether more favorable terms could be achieved. The committee expressed a desire to present those terms to the DSW committee and DSW board of directors with a comprehensive explanation of Retail Ventures’ rationale for a merger on those terms. At the conclusion of this discussion, the Retail Ventures committee directed Mr. Weisman to request an opportunity to address the DSW board at a forthcoming DSW board meeting.

On September 28, 2010, the DSW committee reengaged Goldman Sachs to seek its advice with respect to a proposed transaction.

Beginning in October 2010, Retail Ventures and its legal advisors had discussions with the NYSE regarding the transaction in light of the fact that the transaction would involve the issuance of high vote shares.

On October 12, 2010, the DSW committee, along with the other DSW independent directors, met with representatives of Goldman Sachs and Katten Muchin to discuss the status of the proposed merger transaction. Following this meeting, at a regular meeting of the DSW board of directors, and at the DSW board’s invitation in response to Mr. Weisman’s request, Mr. Weisman presented a revised merger proposal on behalf of the Retail Ventures committee. The proposal included:

•	an exchange ratio of 0.44;

•	the ability of all Retail Ventures shareholders to elect to receive either DSW class A common shares or DSW class B common shares in the merger; and

•	Retail Ventures’ right to appoint four members to the DSW board of directors, at least two of whom would be independent.

At the conclusion of the presentation of the proposal, Mr. Schottenstein indicated to those present that the Schottenstein Affiliates would, in their capacity as shareholders of Retail Ventures, support a merger with an exchange ratio of 0.44. Mr. Weisman, Ms. Eveillard, and Mr. McGrady, who had accompanied Mr. Weisman at the DSW board’s invitation, highlighted the benefits to DSW of the proposed transaction, including an increased public float of DSW common shares, elimination of duplicate corporate overhead and public reporting structures, the ability of DSW to settle Retail Ventures’ outstanding PIES in cash instead of DSW common shares, and its anticipated limited impact on Retail Ventures’ tax attributes.

Following the presentation of Retail Ventures’ proposal, Messrs. Weisman and McGrady and Ms. Eveillard left the meeting, and the DSW board of directors discussed the proposal. Following this discussion, the DSW committee, along with the other DSW independent directors, met with Goldman Sachs and Katten Muchin to discuss the proposal. This discussion included a review of the status of due diligence and the fact that the current estimation of the risk-weighted exposure for Retail Ventures’ contingent liabilities was lower than earlier estimates, the expectation that the amount of the contingent liabilities associated with the Value City bankruptcy would become quantified and likely resolved before the merger agreement was executed, and the DSW committee’s understanding that a special-purpose audit of a statement of Retail Ventures’ net assets would be conducted. The DSW committee also recognized that the recent increase in DSW’s class A common share price meant that a transaction at an exchange ratio of 0.435 likely would be accretive even if DSW settled the PIES using DSW common shares. The DSW committee determined that it would accept in principle a transaction under the following terms:

•	an exchange ratio of 0.435;

•	allowing all Retail Ventures shareholders to elect to receive either DSW class A common shares or DSW class B common shares, noting that DSW would not seek to list the DSW class B common shares for trading on a stock exchange;

•	three of Retail Ventures’ four designees to the DSW board would be independent;

•	a special-purpose audit of a statement of Retail Ventures net assets, exclusive of Retail Ventures’ investment in DSW, would be conducted as of a current date; and

•	the combination would be subject to the approval of a majority of the Retail Ventures voting shares and a nonwaivable majority of DSW class A common shares held by unaffiliated DSW shareholders.

Mr. Robbins presented this proposal to Mr. Weisman and Ms. Eveillard immediately following the meeting.

At a meeting of the Retail Ventures committee held on October 13, 2010, in which representatives of Houlihan Lokey and Baker Hostetler and Mr. McGrady participated at the committee’s invitation, Messrs. Weisman and McGrady and Ms. Eveillard described the events that transpired at the October 12, 2010

DSW board of directors meeting and the terms of the merger proposal that emerged. Mr. Weisman also reported that representatives of the Schottenstein Affiliates, upon being informed of the new merger proposal, had indicated that those terms would be acceptable. Following discussion of those events and terms, the Retail Ventures committee directed Mr. Weisman and the committee’s legal and financial advisors to negotiate a merger agreement reflecting the described terms and other customary and appropriate terms for transactions of that nature with the DSW committee and its advisors. During this meeting, Mr. Weisman also reported that he had requested the DSW board to consider declaring and paying a $1.00 per share special dividend to DSW shareholders before December 31, 2010, in light of Retail Ventures’ need for cash for 2011 operating expenses.

On October 20, 2010, Skadden Arps, in collaboration with Baker Hostetler, delivered an initial draft of a merger agreement to Katten Muchin.

On October 22, 2010, Katten Muchin delivered to Retail Ventures’ counsel a list of issues in response to the merger agreement draft, including issues relating to post-closing DSW board of directors membership, the treatment of Retail Ventures options, warrants and other derivative securities, a rights plan for preserving Retail Ventures’ tax attributes, shareholder approval matters, the parties’ pre-closing conduct of business, a “material adverse effect” definition, Retail Ventures’ contingent liabilities, a special-purpose audit of a statement of Retail Ventures’ net assets and a cap on its liabilities, and transaction closing conditions. On October 25, 2010, Baker Hostetler, Katten Muchin, Ms. Davis, Mr. Jordan and Skadden Arps discussed the listed issues, and Katten Muchin delivered a revised merger agreement draft to Baker Hostetler and Skadden Arps on October 28, 2010.

In late October 2010, Ms. Davis apprised the Retail Ventures committee, and Retail Ventures’ and the Retail Ventures committee’s respective advisors, of an action filed in bankruptcy court by Value City’s liquidating trustee against Retail Ventures and DSW, among others, alleging that all monies flowing from Value City to Retail Ventures and DSW in the year prior to the filing of Value City’s bankruptcy petition were voidable preferences, and seeking substantial monetary recoveries from Retail Ventures and from DSW.

On November 9, 2010, Skadden Arps circulated a revised draft of the merger agreement prepared by Baker Hostetler and Skadden Arps, reflecting the Retail Ventures committee’s and Retail Ventures’ and their advisors’ responses to the October 28, 2010 DSW draft’s treatment of the issues discussed on October 25, 2010. The DSW committee met to discuss the status of the merger agreement on November 14, 2010. At this meeting, representatives of Katten Muchin reviewed several of the open issues with the committee. The DSW committee then discussed several other issues relating to the proposed transaction, including an amendment of DSW’s amended articles of incorporation, the treatment of options and warrants issued by Retail Ventures, the possible adoption by DSW of a shareholder rights plan designed to mitigate the risk of ownership changes impacting DSW’s tax attributes after the proposed merger, the potential mitigation of Retail Ventures’ contingent liabilities, and a possible loan from DSW to Retail Ventures to fund Retail Ventures operations through the close of the transaction.

On November 15, 2010, Katten Muchin, Baker Hostetler, Mr. Weisman, Mr. McGrady, Ms. Davis and Skadden Arps discussed the November 9, 2010 draft of the merger agreement, with a focus during the discussion on DSW’s insistence on a special-purpose audit of Retail Ventures’ net assets, excluding its investment in DSW. The call participants also discussed whether, in the absence of a DSW cash dividend being declared and paid, DSW would consider making a loan to Retail Ventures to assist Retail Ventures in meeting its cash needs. On November 16, 2010, Katten Muchin circulated another revised draft of the merger agreement.

On November 18, 2010, the DSW committee and representatives of Goldman Sachs and Katten Muchin discussed the status of the draft merger agreement and various open issues, including the definition of material adverse effect, the proposed special-purpose audit of a statement of net assets of Retail Ventures, exclusive of Retail Ventures’ investment in DSW, representations and warranties regarding Retail Ventures’ assets and liabilities, and conditions to closing. The DSW committee then discussed other issues relating to the proposed transaction, including the possibility of DSW declaring a cash dividend prior to closing the transaction and issues relating to lending Retail Ventures money to fund its operations through the closing of the transaction.

Also on November 18, 2010, at a regularly-scheduled meeting, the DSW board of directors discussed, with representatives of Goldman Sachs and Katten Muchin present at the DSW board’s invitation, the status of the proposed transaction and the open issues. Mr. Schottenstein reported at the meeting that the third party whose expression of interest he had reported at DSW’s August 30, 2010 board of directors meeting had determined not to pursue a transaction with Retail Ventures or DSW.

On December 2, 2010, Mr. McGrady and Ms. Davis, with the approval of the Retail Ventures committee, discussed a number of open merger agreement issues with Mr. Jordan in an effort to develop recommended resolutions of those issues for review by the Retail Ventures committee and the DSW committee. The issues discussed included a material adverse effect definition, the vote required for Retail Ventures to approve the merger, the proposed special-purpose audit of a statement of Retail Ventures’ net assets, and whether DSW would make a loan to Retail Ventures to address Retail Ventures’ short-term cash needs. The Retail Ventures committee met on December 7 and 8, 2010 to discuss the suggested resolutions of the issues, with representatives of Baker Hostetler in attendance at both meetings and representatives of Houlihan Lokey and Skadden Arps in attendance at the December 7, 2010 meeting. The December 7, 2010 meeting participants also discussed a report from Mr. McGrady that Retail Ventures had agreed orally to a settlement of the Value City action filed in late October 2010, which would require a payment of $3.64 million to the Value City bankruptcy estate.

Katten Muchin circulated a revised draft of the merger agreement on December 9, 2010, reflecting the DSW committee’s views on resolution of the issues discussed on December 2, 2010. Baker Hostetler communicated with Mr. Weisman, Houlihan Lokey and Skadden Arps on December 12, 2010 regarding the issues that would require further discussion, which were chiefly those relating to Retail Ventures’ liabilities, the material adverse effect definition and the proposed special-purpose audit.

On December 14, 2010, DSW management forwarded to Retail Ventures management, and Retail Ventures management forwarded to the Retail Ventures committee, Baker Hostetler and Skadden Arps, an initial draft of an engagement letter for the proposed special-purpose audit of a statement of Retail Ventures’ net assets, exclusive of its investment in DSW. On December 22, 2010, DSW management delivered to Retail Ventures management, and Retail Ventures management forwarded to the Retail Ventures committee, Baker Hostetler and Skadden Arps, an initial draft of a credit agreement for a proposed loan by DSW to Retail Ventures of up to $20 million to assist Retail Ventures in meeting its cash needs, in lieu of payment by DSW of the cash dividend that Mr. Weisman had suggested at DSW’s October 12, 2010 board of directors meeting. Also on December 22, 2010, representatives of Katten Muchin and Baker Hostetler conferred in an effort to resolve the remaining merger agreement issues. Baker Hostetler circulated a revised draft of the merger agreement on December 27, 2010, and a revised draft of the proposed special-purpose audit engagement letter reflecting Baker Hostetler’s comments was circulated on December 31, 2010.

On January 3, 2011, Katten Muchin circulated a revised draft of the merger agreement, and Baker Hostetler, Mr. Weisman, on behalf of the Retail Ventures committee, Retail Ventures management and Skadden Arps exchanged communications regarding the merger agreement issues pertaining to the proposed special-purpose audit.

On January 6, 2011, the DSW committee met with its advisors and the independent directors of DSW’s board of directors to consider a substantially final draft of the merger agreement. Prior to the meeting, the members of the DSW committee and the independent directors had been furnished a draft and summary of the merger agreement and other information related to the proposed transaction. At this meeting, the DSW committee considered the proposed related-party loan to Retail Ventures and, along with the DSW independent directors, also discussed the following items:

•	the history of the transaction discussions with Retail Ventures;

•	the effect of the proposed transaction on DSW’s financial statements;

•	Retail Ventures’ tax attributes;

•	a DSW shareholder rights plan;

•	a form S-4 registration statement and the joint proxy statement/prospectus that would be required to be filed with the SEC and provided to Retail Ventures and DSW shareholders in connection with the transaction; and

•	the reasons for and against recommending that DSW’s shareholders approve the merger.

Representatives of DSW and Retail Ventures and of the respective committees exchanged further communications regarding the material adverse effect definition and the proposed special-purpose audit on January 7 and 18, 2011. The Retail Ventures committee met on January 20, 2011, to discuss those issues, the feasible timing for execution of a merger agreement, and Retail Ventures’ consideration, in the context of its near-term cash needs, of a loan from one of the Schottenstein Affiliates in light of several issues related to the potential loan from DSW, as described below. Mr. Weisman reported to the Retail Ventures committee that the settlement of the Value City action had been approved by the bankruptcy court, and that absent an appeal the approval would become final and not subject to further challenge as of February 4, 2011, and Retail Ventures would have to make the agreed-upon settlement payment by February 10, 2011. The Retail Ventures committee determined, based on its understanding of when the DSW committee and the DSW board of directors would be prepared to meet to approve the merger agreement and merger, to meet on February 3, 2011 for a comprehensive review of the proposed transaction and its legal and financial implications, followed by February 7, 2011 meetings of the Retail Ventures committee and board of directors to consider approval of the transaction assuming all open issues had been resolved by that date. The Retail Ventures committee also discussed its recognition that no commercial or third party lender would be likely to extend a loan to Retail Ventures within a time period and on terms that would permit Retail Ventures to make payment of the Value City settlement amount and meet its other near-term cash needs.

In collaboration with Baker Hostetler and at its request, Skadden Arps circulated a revised draft of the merger agreement to the committees and their representatives on January 21, 2011. On January 25, 2011, Katten Muchin signified that all merger agreement issues except those relating to the special-purpose audit had been resolved, and Baker Hostetler circulated to the committees and their representatives proposed merger agreement provisions relating to the special-purpose audit.

Discussions between Katten Muchin and Baker Hostetler regarding the scope and nature of, and Retail Ventures’ and DSW’s rights and obligations regarding, the special-purpose audit continued between January 26 and February 2, 2011.

On January 27, 2011, the Retail Ventures audit committee met to consider Retail Ventures’ loan alternatives, a $20 million credit facility from DSW that would become payable upon termination of the merger agreement, or a $30 million credit facility from a Schottenstein Affiliate (SEI) that would be available for a period of two years (but maturing on consummation of the merger). The Retail Ventures audit committee, following discussions with Skadden Arps and, at the suggestion of the Retail Ventures committee, with Houlihan Lokey, determined that the SEI credit facility was the preferable option for several reasons, including Retail Ventures’ continuing need for liquidity if the merger with DSW were not consummated, Retail Ventures’ need for cash in the near term in light of the forthcoming Value City settlement payment obligation, the potential need to request a supplement to the original IRS Private Letter Ruling if the DSW loan were selected, and the amount of each of the proposed credit facilities.

On February 3, 2011, the Retail Ventures committee met with representatives of Baker Hostetler and Houlihan Lokey, with the remaining members of the Retail Ventures board of directors, Mr. McGrady, Ms. Davis, Skadden Arps, and Jeffry Swanson and Irwin Bain, as representatives of the Schottenstein Affiliates, in attendance at the committee’s invitation. Prior to the meeting, all members of the Retail Ventures board of directors had been furnished a draft and summary of the merger agreement and other information regarding the proposed transaction. Baker Hostetler reviewed the Retail Ventures special committee’s and Retail Ventures committee’s authority and highlights of their actions, with a focus on, among other items, the Retail Ventures committee’s actions with respect to the proposed DSW merger and the strategic alternatives considered by the committee, following which Skadden Arps, at Baker Hostetler’s request, presented a detailed summary of the merger agreement. Houlihan Lokey then reviewed and discussed its updated financial analysis of the proposed transaction and confirmed that it believed it would be in a position, at the Retail Ventures committee’s scheduled February 7, 2011 meeting, to render its opinion with respect to whether the exchange ratio in the merger was fair, from a financial point of view, to the unaffiliated Retail Ventures shareholders.

The Retail Ventures management personnel, Retail Ventures directors who were not members of the Retail Ventures committee, and Messrs. Swanson and Bain were then excused from the meeting. The Retail Ventures committee then reviewed proposed resolutions to be adopted by the committee at its February 7 meeting, and, with the assistance of Houlihan Lokey and Baker Hostetler, discussed whether the committee was prepared to recommend that the Retail Ventures board of directors approve the proposed merger and the merger agreement, including in its discussion a review of the factors and considerations set forth under the heading “Recommendation of the Retail Ventures Committee and Board of Directors” beginning on page 44. The Retail Ventures committee also acknowledged, with approval, the Retail Ventures audit committee’s determination to secure a credit facility for Retail Ventures’ cash needs from SEI rather than from DSW.

Immediately following the conclusion of the Retail Ventures committee’s meeting, the Retail Ventures board of directors, with representatives of Skadden Arps and Baker Hostetler, Mr. McGrady, Ms. Davis, Mr. Swanson and Mr. Bain in attendance, met to consider the Retail Ventures committee’s preliminary recommendations with respect to the proposed merger and the merger agreement and the Retail Ventures audit committee’s recommendations with respect to a loan from SEI. Mr. Weisman, on behalf of the Retail Ventures committee, reported on the matters presented and discussed at the Retail Ventures committee’s meeting. The Retail Ventures board of directors then heard a report from Mr. Sonnenberg, on behalf of the Retail Ventures audit committee, regarding a proposed loan from SEI, following which Skadden Arps summarized the proposed terms of the credit facility with SEI that had been negotiated. Skadden Arps also provided the board with a summary of the shareholder rights plan to be considered by the board of directors for adoption in connection with entering into the merger agreement. The Retail Ventures board of directors then reviewed proposed resolutions to be considered for adoption at its February 7, 2011 meeting.

Although, as described above, in late June 2009, the Retail Ventures special committee determined that a merger of Retail Ventures into DSW might be a viable and attractive means of maximizing Retail Ventures shareholder value, the decision by the Retail Ventures committee to recommend approval of the merger by the Retail Ventures board of directors was made on February 7, 2011, based on a thorough consideration of the relevant facts as they existed at such time, including the factors described in the section entitled “The Merger — Retail Ventures’ Purposes and Reasons for the Merger.

Between February 3 and 7, 2011, representatives of Retail Ventures’ management, Baker Hostetler and Katten Muchin conducted discussions, and resolved the remaining open issues, concerning the merger agreement provisions relating to the special-purpose audit of a statement of Retail Ventures’ net assets, exclusive of its investment in DSW. Retail Ventures’ settlement of the Value City action became final on February 4, 2011.

The Retail Ventures committee met again on February 7, 2011, with Baker Hostetler and Houlihan Lokey, as well as Mr. McGrady and Skadden Arps, participating at the committee’s invitation. Mr. McGrady confirmed the absence of any material development affecting Retail Ventures or DSW subsequent to February 3, 2011, and Baker Hostetler confirmed and explained the resolution of the merger agreement issues pertaining to the special-purpose audit of a statement of Retail Ventures’ net assets. Houlihan Lokey then rendered its oral opinion to the Retail Ventures committee (which was confirmed in writing by delivery of its written opinion dated February 7, 2011) to the effect that, as of February 7, 2011, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the unaffiliated Retail Ventures shareholders. The Retail Ventures committee reviewed briefly the considerations that it had discussed in detail at its February 3, 2011 meeting, determined that the merger was advisable and fair to and in the best interests of Retail Ventures and its unaffiliated and other shareholders, and voted unanimously to adopt resolutions approving the merger and the merger agreement and recommending that the Retail Ventures board of directors approve the merger and the merger agreement and present them to the Retail Ventures shareholders for their approval and adoption.

Immediately following the conclusion of the Retail Ventures committee’s meeting, the Retail Ventures board of directors met to consider approval of the merger and the merger agreement, with representatives of Skadden Arps, Baker Hostetler and Houlihan Lokey participating at the board’s invitation. Mr. Weisman, on behalf of the Retail Ventures committee, reported on the matters presented and discussed and actions taken at the Retail Ventures committee’s meeting and, following discussion, the Retail Ventures board of directors determined that the merger was advisable and fair to and in the best interests of Retail Ventures and its unaffiliated and other shareholders, and voted unanimously to approve the merger and the merger agreement and to present them to the Retail Ventures shareholders for their approval and adoption. The Retail Ventures board also adopted the shareholder rights plan as previously presented to the board at the February 3, 2011 meeting.

On February 8, 2011, the DSW committee, along with the independent directors of DSW’s board of directors, held a meeting to be updated on events since the previous meeting and review the final version of the merger agreement. Representatives of Katten Muchin and Goldman Sachs and Mr. Jordan were also present. Prior to the meeting, the members of the DSW committee and the independent directors had been furnished a draft and summary of the merger agreement and other information related to the proposed transaction. At this meeting, Goldman Sachs rendered its oral opinion to the DSW committee (which was confirmed in writing by delivery of its written opinion dated February 8, 2011) to the effect that as of February 8, 2011, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to DSW. After discussion, including consideration of the factors described in “Recommendations of the DSW Committee and Board of Directors and Reasons for the Merger,” beginning on page 42 the DSW audit/special committee unanimously deemed it advisable and in the best interests of DSW and its shareholders to recommend to the DSW independent directors that the merger is advisable and fair to and in the best interests of DSW and its shareholders, including the unaffiliated DSW shareholders, and unanimously recommended that the independent members of the DSW board of directors adopt the merger agreement, approve the merger and recommend that the shareholders of DSW vote for the adoption of the merger agreement and approval of the merger.

At the same meeting, the independent members of the DSW board of directors, acting upon the recommendation of the DSW committee, unanimously approved the merger and adopted the merger agreement and the other transactions contemplated by the merger agreement, and recommended that the shareholders of DSW vote in favor of the adoption of the merger agreement and approval of the merger.

Shortly thereafter, the DSW board of directors ratified, approved and adopted the actions of the DSW committee and the DSW independent directors in connection with the merger, recommended that the DSW shareholders adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares, subject to shareholder approval and the completion of the merger, adopted and approved the amended and restated articles of incorporation, and authorized the preparation, execution and filing of this joint proxy statement/prospectus.

On February 8, 2011, after all required parties approved the transaction, DSW, Merger Sub and Retail Ventures executed the merger agreement.

DSW’s Purposes and Reasons for the Merger

Because a transaction involving the combination of Retail Ventures and DSW could simplify DSW’s capital ownership and enhance the trading liquidity of DSW class A common shares by increasing the public float, the DSW committee and the independent members of the DSW board of directors determined that it was in the best interests of DSW to evaluate the merger initially suggested by Retail Ventures, and to pursue the negotiations of the proposed transaction. Following such negotiations, the DSW committee and the independent members of the DSW board of directors concluded that the transaction was in the best interests of DSW and the unaffiliated DSW shareholders. In determining the fairness of the merger and unanimously recommending adoption of the merger agreement to the independent members of the DSW board of directors, the DSW committee also considered a number of additional factors which, in the opinion of the members of the DSW committee, supported the DSW committee’s recommendation, including:

•	The proposed merger would simplify the corporate structure of DSW.

•	The proposed merger would enhance the trading liquidity of DSW class A common shares.

•	The proposed merger would result in slightly fewer DSW diluted shares outstanding upon closing and would allow DSW the opportunity to decrease efficiently the number of diluted shares outstanding in the future through DSW’s ability to settle the PIES in cash.

•	The DSW committee expects that, following the merger, DSW will succeed to certain tax attributes of Retail Ventures, which would benefit the shareholders of DSW following the merger.

•	The merger will eliminate management and board of directors inefficiencies associated with managing current intercompany affairs and will allow DSW’s management and board of directors to devote their full attention to the growth of DSW’s business.

•	The merger is intended to qualify as a reorganization for U.S. federal income tax purposes.

•	Under the terms of the merger agreement, the DSW board of directors may terminate the merger agreement if it determines in good faith, after consultation with its legal counsel, that it is required by its fiduciary duties to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal.

The DSW committee also considered a variety of risks and other potentially negative factors concerning the merger. The material risks and potentially negative factors considered by the DSW committee were as follows:

•	Merger Sub will assume, as of the effective time of the merger, by supplemental indenture and supplemental agreement, all of Retail Ventures’ obligations with respect to the PIES and other derivate instruments.

•	Merger Sub will, as a result of the merger, assume actual liabilities, net of cash and excluding the PIES and other derivative instruments, which were approximately $19.9 million, as of January 29, 2011, including certain severance payments to be made to officers and other employees of Retail Ventures.

•	Merger Sub will be subject to risks related to any litigation and other contingencies pending against Retail Ventures. In particular, Merger Sub will assume significant contingent liabilities principally consisting of lease guarantees for three retail locations which are leased by Filene’s Basement, a subsidiary of Syms Corp.

•	Although DSW believes the increase in its public float as a result of the merger will have a positive effect, it is possible the issuance of a significant number of DSW common shares into the markets, as would happen in the merger, could cause a decline in its price and the increased size of DSW’s public float thereafter could adversely affect the price at which it trades.

•	Delays or difficulties in eliminating certain redundant costs of the two companies could reduce earnings relative to anticipated levels.

•	Certain of DSW’s directors and executive officers have interests in connection with the merger that are different from, or in addition to, the interests of DSW shareholders generally (for further information, see the section entitled “The Merger — Interests of Certain Persons in the Merger” beginning on page 59).

•	Each of the factors described above in the section entitled “Risk Factors — Risks Relating to the Merger” beginning on page 19.

The DSW committee and the independent directors of the DSW board of directors concluded, however, that these risks and potentially negative factors were outweighed by the potential benefits of the merger. The DSW committee also considered that the Schottenstein Affiliates, after the merger, will have significant direct voting power in DSW, and there may be less transparency with respect to their interest in DSW since such control will be exercised through private ownership. The foregoing discussion of the information and factors considered and given weight by the DSW committee in connection with the fairness of the merger to DSW and unaffiliated DSW shareholders is not intended to be exhaustive but is believed to include all material factors considered by the DSW committee. The DSW committee did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusions as to the fairness of the proposed merger to DSW and unaffiliated DSW shareholders. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.

Recommendation of the DSW Committee and Board of Directors

The DSW committee oversaw the performance of financial and legal due diligence by DSW management and its advisors and conducted an extensive review, evaluation and negotiation of the terms and conditions of the merger on behalf of DSW. The DSW committee, after giving careful consideration to the presentation made by Goldman Sachs, determined by a unanimous vote at a meeting on February 8, 2011, that the merger is advisable, fair to, and in the best interests of DSW and the unaffiliated DSW shareholders.

On February 8, 2011, the DSW committee recommended unanimously to the independent members of the DSW board of directors that they approve the merger agreement and the merger and the issuance of DSW class A common shares and DSW class B common shares. The independent members of the DSW board of directors adopted the conclusions and analysis of the DSW committee regarding the fairness of the transaction, and following the DSW committee’s recommendation, the independent members of the DSW board of directors, as well as the DSW board of directors as a whole, determined that the merger is advisable, fair to, and in the best interests of DSW and the unaffiliated DSW shareholders, approved the merger agreement, the merger and the issuance of the DSW class A common shares and DSW class B common shares, and recommended that holders of DSW common shares adopt the merger agreement and approve the merger and the issuance of DSW class A and DSW class B common shares.

Retail Ventures’ Purposes and Reasons for the Merger

The Retail Ventures committee considered many factors in making its determination that the merger agreement and the merger are advisable and recommending approval by the Retail Ventures board of directors and adoption by the Retail Ventures shareholders. In arriving at its determination, the Retail Ventures committee consulted with independent legal and financial advisors to the Retail Ventures committee, as well as Retail Ventures’ management, legal advisors and other representatives, and considered the following factors as generally supporting its recommendation:

•	The Retail Ventures committee determined that the proposed merger and merger consideration would result in greater value to the unaffiliated Retail Ventures shareholders than any of the other strategic alternatives to maximize shareholder value considered by the Retail Ventures committee.

•	In the merger, Retail Ventures shareholders will receive shares in DSW, a proven operating entity with a well-known brand producing reliable cash flows at an exchange ratio the Retail Ventures committee determined to be fair to the unaffiliated Retail Ventures shareholders.

•	The DSW class A common shares deliverable as merger consideration or on conversion of DSW class B common shares have substantially more trading liquidity than the Retail Ventures common shares because of DSW’s larger market capitalization, larger daily trading volume, DSW’s broader investor base, and favorable analyst coverage.

•	The merger will result in a reduction of duplication of services and expenses required to maintain two public companies to hold interests in one operating business.

•	The financial analysis reviewed by Houlihan Lokey with the Retail Ventures committee and its oral opinion to the Retail Ventures committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated February 7, 2011), with respect to the fairness, from a financial point of view, to the unaffiliated Retail Ventures shareholders, as of February 7, 2011, of the exchange ratio provided for in the merger pursuant to the merger agreement, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. See the section entitled “The Merger — Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Retail Ventures Committee” beginning on page 51.

•	It is expected that DSW would have increased financing and acquisition flexibility following the merger.

•	DSW’s credit profile following consummation of the merger with Retail Ventures is expected to be stronger than Retail Ventures’ credit profile prior to the merger.

•	Absent the proposed merger, Retail Ventures will continue to lack any source of revenue and will continue to need to raise capital from time to time to satisfy its liabilities as and when they become due, as evidenced by Retail Ventures’ estimated cash flow through January 31, 2012, which indicated an estimated cash and cash equivalents balance of approximately $3.5 million at February 1, 2011 and an estimated cash and cash equivalents balance of approximately $(17.5) million at January 31, 2010, without giving effect to any anticipated borrowings under the credit facility from SEI.

•	The merger is intended to qualify as a tax-free reorganization under the Code and therefore will be non-taxable to the Retail Ventures shareholders, except with respect to cash that is received instead of fractional DSW common shares.

•	Retail Ventures shareholders will have the right to elect to receive either DSW class A common shares or DSW class B common shares on the terms set forth in the merger agreement.

•	The merger will eliminate potential conflicts of interest between Retail Ventures and DSW that would otherwise require continued monitoring and management.

•	The Retail Ventures committee expects that, following the merger, DSW will succeed to certain tax attributes of Retail Ventures, which would benefit the shareholders of DSW following the merger, including the former shareholders of Retail Ventures that receive shares of DSW upon consummation of the merger.

•	The Retail Ventures committee believes that there is increased potential for cash distributions to Retail Ventures shareholders because, after the merger, Retail Ventures’ shareholders will own a direct, rather than indirect, interest in DSW, a company with a history of profitability, reliable cash flows and strong earnings growth. Accordingly, any cash distributions made by DSW following the merger will be made directly to such shareholders, rather than to Retail Ventures, which may have retained or used such cash amounts for other corporate purposes in lieu of distributing such amounts to Retail Ventures shareholders in light of Retail Ventures’ limited revenues and its existing and projected liabilities.

•	The terms of the proposed merger agreement permit Retail Ventures to terminate the merger agreement under certain conditions, including if, prior to receiving the required shareholder approval, Retail Ventures obtains a superior proposal in compliance with the terms and conditions set forth in the merger agreement.

The Retail Ventures committee also identified and considered potential risks and other potentially negative factors of the transaction, including the following:

•	The merger might not be completed as a result of the failure of the closing conditions to be satisfied or waived. Failure to complete the merger could negatively impact the stock price of Retail Ventures because of, among other things, the market disruption that would occur as a result of uncertainties relating to a failure to complete the merger.

•	Certain executive officers and directors of Retail Ventures have separate interests with respect to the merger, in addition to their interests as Retail Ventures shareholders generally, as described in the section entitled “— Interests of Certain Persons in the Merger” beginning on page 59;

•	A change of ownership as defined in the Code could limit the benefits resulting from the anticipated use of Retail Ventures’ tax attributes following the merger.

•	The merger agreement imposes certain limitations on Retail Ventures’ right to consider third-party offers received prior to closing the merger.

•	There are various other risks associated with the merger, including those described under the section entitled “Risk Factors” beginning on page 19.

The Retail Ventures committee concluded, however, that these risks and potentially negative factors were outweighed by the expected benefits of the merger. The foregoing discussion and the discussion under “Background of the Merger” are not intended to be exhaustive, but rather include the material factors considered by the Retail Ventures committee and board of directors in evaluating the proposed merger. The Retail Ventures committee oversaw the performance of financial and legal due diligence by Retail Ventures’ management with the assistance of its and Retail Ventures’ respective advisors and conducted an extensive review, evaluation and negotiation of the terms and conditions of the merger on behalf of Retail Ventures. In view of the large number of factors considered by the Retail Ventures committee and board of directors in connection with the evaluation of the merger and the merger agreement and the complexity of these matters, the Retail Ventures committee and board of directors did not consider it practicable, nor did it attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. Rather, the Retail Ventures committee and board of directors made their recommendations based on the totality of information presented and the investigation conducted by each of them. In addition, individual directors may have given different weight to the various factors.

Recommendation of the Retail Ventures Committee and Board of Directors

On February 7, 2011, the Retail Ventures committee determined unanimously that the merger is the strategic alternative for Retail Ventures that will best maximize value for the unaffiliated Retail Ventures shareholders and other shareholders, and recommended unanimously that the Retail Ventures board of directors (1) approve the merger agreement and the merger, (2) declare the advisability of the merger agreement, and (3) recommend that the Retail Ventures shareholders adopt the merger agreement and approve the merger. Based on the Retail Ventures committee’s determination and recommendation and other factors it deemed relevant, on February 7, 2011, the Retail Ventures board of directors determined unanimously that the merger agreement and the merger are advisable and in the best interests of Retail Ventures shareholders, approved the merger agreement and the merger, and recommended that the Retail Ventures shareholders adopt the merger agreement and approve of the merger. The Retail Ventures’ board of directors recommends that the Retail Ventures shareholders vote “FOR” the proposal to adopt the merger agreement and approve the merger at the Retail Ventures special meeting.

Certain Unaudited Financial Forecasts

Certain Unaudited Financial Forecasts of DSW

DSW does not, as a matter of course, make public projections as to future performance or earnings beyond its then current fiscal year. DSW is particularly cautious of making projections for extended periods due to the difficulty inherent in making predictions regarding the underlying assumptions and estimates. However, in connection with the merger discussions, in January 2011, DSW management provided Goldman Sachs, on a confidential basis, financial forecasts for DSW for the fiscal years 2011 through 2016. The DSW financial forecasts also were provided to Houlihan Lokey.

The January 2011 forecasted information was not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. Neither DSW’s independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the January 2011 forecasted information, nor have they or any other person expressed any opinion or given any form of assurance on this forecasted information.

Because DSW’s operations are the only active business operations reflected in the financial statements of Retail Ventures and DSW, DSW management believes these forecasts are of limited utility in analyzing the merger other than for the purpose of analyzing DSW’s potential ability, after the merger, to utilize the net operating losses and tax credits of Retail Ventures.

The DSW forecasted information was prepared to reflect DSW management’s base line growth assumptions and specifically does not include the effect of future business initiatives or the deployment of DSW’s cash into profit-generating initiatives beyond those that DSW is currently pursuing. Furthermore, this forecasted information:

•	reflects numerous assumptions, including:

•	an annual comparable stores sales increase of 3% to 4%; and

•	opening approximately ten new stores per year;

•	does not reflect revised prospects for DSW’s business, changes in general business or economic conditions or any other transaction or event that has occurred since the preparation of this forecasted information or that may occur subsequent to the date of the merger agreement;

•	is not indicative necessarily of current values or future performance, which may be significantly more favorable or less favorable than as set forth in the January 2011 forecasted information;

•	does not give effect to the merger; and

•	should not be regarded as a representation that the forecasted results will be achieved.

DSW’s management believes the January 2011 forecasted information was prepared on a reasonable basis, reflected their best available estimates and judgments and represented a reasonable projection of DSW’s future financial performance for the purpose for which such information was used. However, you should not rely on this forward-looking financial information as being indicative of future results. For information on factors that may cause DSW’s future financial results to vary materially, see “Cautionary Statement Regarding Forward-Looking Statements” on page 17. Other than periodic statements with respect to its annual outlook for comparable store sales and diluted earnings per share, in the then current fiscal year, and quarterly updates, in a manner consistent with past practices, DSW does not intend to update or revise the January 2011 forecasted information. The inclusion of the unaudited financial forecasts in this joint proxy statement/prospectus shall not be deemed an admission or representation by DSW or Retail Ventures or any other person that such information is material.

The following table presents the net sales, net income and diluted earnings per share forecasts that DSW management provided to Goldman Sachs and Houlihan Lokey in January 2011:

	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015	Fiscal 2016
			(In millions, except per share amounts)

Net Sales	$1,820	$1,924	$2,048	$2,159	$2,267	$2,375	$2,423

Net Income	$108	$117	$127	$140	$150	$162	$170

Diluted EPS	$2.41	$2.59	$2.80	$3.06	$3.28	$3.53	$3.69

Fiscal 2011 Annual Outlook

On March 15, 2011, DSW issued a press release, included as an exhibit to a Form 8-K submitted to the SEC, stating that DSW estimated an annual comparable store sales increase of 3% to 5% and annual diluted earnings per share of $2.60 to $2.75 for fiscal 2011, excluding any impact from the proposed merger with Retail Ventures.

Retail Ventures Unaudited Financial Forecasts

Retail Ventures does not, as a matter of course, make public projections as to future performance, earnings or cash flow. Retail Ventures is particularly cautious of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the merger discussions with DSW, Retail Ventures management provided the Retail Ventures board of directors and the Retail Ventures committee’s financial advisor, Houlihan Lokey, on a confidential basis, with unaudited financial forecasts relating to the estimated monthly cash flow for Retail Ventures through January 31, 2012 based upon projections developed by Retail Ventures management.

The unaudited financial forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or generally accepted accounting principles. Neither Retail Ventures’ independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the unaudited financial forecasts, nor have they expressed any opinion or given any form of assurance on this forecasted information.

The unaudited financial forecasts were, in general, prepared solely for internal use and are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited financial forecasts reflect numerous estimates and assumptions made by the management of Retail Ventures involving judgments with respect to, among other things:

•	estimated expenses associated with certain lease obligations;

•	payroll and benefit expenses and associated taxes; and

•	expenses associated with the merger.

Retail Ventures’ management believes the unaudited financial forecasts were prepared on a reasonable basis, reflected their best available estimates and judgments and represented a reasonable projection of Retail Ventures’ future cash flows for the purpose for which such information was used. However, you should not rely on these unaudited financial forecasts as being indicative of future results. For information on factors that may cause Retail Ventures’ future financial results to vary materially, see “Cautionary Statement Regarding Forward-Looking Statements” on page 17.

The cash and equivalents balance included in the unaudited financial forecasts, as discussed below, is not being included in this joint proxy statement/prospectus to influence DSW shareholders or Retail Ventures shareholders to vote in favor of the proposals to be voted upon at the special meetings, but because it represents unaudited financial forecasts prepared by Retail Ventures management that were provided to Retail Ventures’ financial advisor. The disclosure in this joint proxy statement/prospectus of the cash and equivalents balance included in the unaudited financial forecasts shall not be deemed an admission or representation by Retail Venturesor DSW or any other person that such information is material.

The following table presents the estimated beginning of period and the estimated end of period cash and equivalents balances included in the monthly cash flow forecasts for Retail Ventures, on a standalone basis, excluding its investment in DSW, from February 1, 2011 through January 31, 2012 that Retail Ventures management provided to Houlihan Lokey, and does not reflect the anticipated impact of any borrowings under the credit facility from SEI.

Fiscal Year Ended
January 31, 2012

Cash and equivalents, beginning of period	$3.6 million
Cash and equivalents, end of period	$(17.5) million

RETAIL VENTURES DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE.

Opinion of Goldman, Sachs & Co., Financial Advisor to the DSW Committee

Goldman Sachs rendered its opinion to the DSW committee that, as of February 8, 2011, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to DSW.

The full text of the written opinion of Goldman Sachs, dated February 8, 2011, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the DSW committee in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of DSW common shares should vote or make any election with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of DSW and Retail Ventures for the five fiscal years ended January 30, 2010;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of DSW and Retail Ventures;

•	certain other communications from DSW and Retail Ventures to their respective shareholders;

•	certain publicly available research analyst reports for DSW; and

•	certain internal financial analyses and forecasts for DSW and certain financial analysis and forecasts for Retail Ventures (the “Forecasts”), including internal analyses relating to the net operating losses and tax credits of Retail Ventures and, after the consummation of the merger, DSW, as well as related savings arising therefrom (the “NOL Analyses”), and certain contingent and other liabilities of Retail Ventures, including certain shutdown costs (the “Retail Ventures Liability Analyses”), in each case as prepared by the management of DSW and approved for Goldman Sachs’ use by the DSW committee.

Goldman Sachs also held discussions with members of the senior managements of DSW and Retail Ventures regarding their assessment of the past and current business operations, financial condition and future prospects of Retail Ventures and with the members of senior management of DSW regarding their assessment of the past and current business operations, financial condition and future prospects of DSW and the strategic rationale for, and the potential benefits of, the merger; reviewed the reported price and trading activity for the DSW class A common shares and the Retail Ventures common shares; compared certain financial and stock market information for DSW and Retail Ventures with similar information for certain other companies, the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs, and Goldman Sachs does not assume any responsibility for any such information. In that regard, Goldman Sachs assumed with the consent of the DSW committee that the Forecasts, including the NOL Analyses and the Retail Ventures Liability Analyses, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the DSW committee. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of DSW or Retail Ventures or any of their respective subsidiaries and, except for the NOL Analyses and Retail Ventures Liability Analyses, Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other opinions, consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on DSW or Retail Ventures or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs also assumed that the DSW class A common shares and DSW class B common shares are equivalent from a financial point of view.

Goldman Sachs’ opinion does not address the underlying business decision of DSW to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to DSW; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to DSW, as of February 8, 2011, of the exchange ratio pursuant to the merger agreement. Goldman Sachs does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of DSW; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of DSW or Retail Ventures, or any class of such persons in connection with the merger, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs is not expressing any opinion as to the prices at which DSW common shares or the PIES will trade at any time or as to the impact of the merger on the solvency or viability of DSW or Retail Ventures or the ability of DSW or Retail Ventures to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, February 8, 2011, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after February 8, 2011. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the DSW committee in connection with its consideration of the merger and Goldman Sachs’ opinion does not constitute a recommendation as to how any holder of DSW common shares should vote or make any election with respect to the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the DSW committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses may include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 7, 2011, which was the last business day prior to the date that Goldman Sachs delivered its opinion to the DSW committee, and is not necessarily indicative of current market conditions.

Illustrative Value to DSW of the Merger

Goldman Sachs reviewed the value of the DSW common shares to be issued in the merger and the DSW class B common shares held by Retail Ventures to be acquired by Merger Sub in the merger, in each case based on the closing trading price per DSW class A common share as of February 2, 2011. Based on this review, the illustrative value of the DSW class B common shares held by Retail Ventures and to be acquired by Merger Sub in the merger exceeded the illustrative value of the shares issued in the merger by $31 million. Goldman Sachs then adjusted this illustrative value of $31 million to take into account the net actual and contingent liabilities of Retail Ventures (including risk weighted exposures) that would be assumed by Merger Sub in the merger, based on the Retail Ventures Liability Analyses, and the projected present value of the net operating losses and tax credits of Retail Ventures, based on the NOL Analyses, that DSW will obtain upon consummation of the merger. Goldman Sachs calculated these adjustments under two scenarios. First,

Goldman Sachs attributed a present value to the net operating losses and tax credits that assumed no limitations arising under section 382 of the Internal Revenue Code, based on the NOL Analyses, and a discount rate of 13.0% based on DSW’s estimated cost of equity. Second, Goldman Sachs attributed a present value to the net operating losses and tax credits that assumed limitations from a pre-merger ownership shift arising under section 382 of the Internal Revenue Code, based on the NOL Analyses, and a discount rate of 6.0% based on DSW’s estimated cost of debt. This analysis resulted in a range of illustrative values of the merger to DSW from $83 million to $105 million.

Pro Forma Financial Analysis

Goldman Sachs calculated the illustrative pro forma financial impact of the merger on the estimated fully diluted earnings per share (“EPS”) of DSW for fiscal year 2011, based on the Forecasts, assuming that the merger closed at the end of fiscal year 2010 with full year impact of share or cash settlement of the PIES issued by Retail Ventures and excluding any one-time items and mark-to-market gains or losses arising from the PIES and warrants issued by Retail Ventures. First, Goldman Sachs calculated this impact based on the assumption that the PIES issued by Retail Ventures would be settled at maturity through the issuance of DSW common shares. Under this first scenario, the merger would be 1.9% accretive to DSW’s shareholders on an EPS basis in fiscal year 2011. Second, Goldman Sachs calculated this impact based on the assumption that the PIES issued by Retail Ventures would be settled in cash at maturity through the payment of cash based on a price per share of DSW common shares equal to $37.93. Under this second scenario, the merger would be 10.6% accretive to DSW’s shareholders on an EPS basis in fiscal year 2011.

Illustrative (Discount)/Premium to Intrinsic Value of Retail Ventures

Goldman Sachs calculated a value of approximately $805 million for the DSW common shares held by Retail Ventures, excluding shares underlying the PIES, based on the closing trading price of DSW class A common shares on February 2, 2011. Goldman Sachs then reduced this value by approximately $44 million to take into account the net actual and contingent liabilities of Retail Ventures (including potential risk-weighted exposures) based on the Retail Ventures Liability Analyses. After this adjustment, the illustrative intrinsic value of Retail Ventures was approximately $762 million, and the market value of the DSW common share consideration, based on the closing trading price per DSW class A common share on February 2, 2011, that would be received by the shareholders of Retail Ventures in the merger represented a 2.1% premium to Retail Ventures’ $762 million illustrative intrinsic value. Goldman Sachs then further adjusted this illustrative intrinsic value to take into account the present value of the net operating losses and tax credits of Retail Ventures, based on the NOL Analyses. Goldman Sachs calculated these adjustments under two scenarios. Under the first scenario, Goldman Sachs assumed that the net operating losses and tax credits of Retail Ventures were subject to limitations arising from a pre-merger ownership shift under section 382 of the Internal Revenue Code. Based on the NOL Analyses and a discount rate of 6%, reflecting an estimate of DSW’s cost of debt, Goldman Sachs attributed a present value of $96 million to these net operating losses and tax credits under this first scenario. Under this first scenario, the illustrative intrinsic value of Retail Ventures, after taking into account the present value of the net operating losses and tax credits of Retail Ventures, was approximately $858 million, and the market value of the DSW share consideration, based on the closing trading price per share of DSW class A common shares on February 2, 2011, that would be received by the shareholders of Retail Ventures in the merger represented a 9.3% discount to Retail Ventures’ $858 million illustrative intrinsic value. Under the second scenario, Goldman Sachs assumed that the net operating losses and tax credits of Retail Ventures were not subject to limitations arising under section 382 of the Internal Revenue Code. Based on the NOL Analyses and a discount rate of 13%, reflecting an estimate of DSW’s cost of equity, Goldman Sachs attributed a present value of $118 million to these net operating losses and tax credits under this second scenario. Goldman Sachs derived the discount rate of 13% by utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for DSW and selected companies which exhibited similar business characteristics to DSW, as well as certain financial metrics for the United States financial markets generally. Under this second scenario, the illustrative intrinsic value of Retail Ventures, after taking into account the present value of the net operating losses and tax credits of Retail Ventures, was approximately $879 million, and the market value of the DSW share consideration, based on the closing trading price per DSW class A common share on February 2, 2011, that would be received by the shareholders of Retail Ventures in the merger represented a 11.6% discount to Retail Ventures’ $879 million illustrative intrinsic value.

Selected Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the following selected transactions, each of which involved the acquisition by a publicly traded company of its principal shareholder (listed first in each case below) in a stock-for-stock transaction:

			Illustrative
			(Discount)/Premium
	Principal Shareholder		Received by Shareholders
	Acquired by the Publicly	Publicly Traded	of the Principal
Date Completed	Traded Company	Company/Acquiror	Shareholder

01/24/1995	Petrie Stores Corporation	Toys “R” Us, Inc.	(8.3)%
11/22/2000	Seagate Technology, Inc.	VERITAS Software Corporation	(14.6)%
08/15/1997	Durwood, Inc.	AMC Entertainment, Inc.	0%
04/18/2006	American BioScience, Inc.	American Pharmaceutical Partners, Inc.	0%
11/9/2006	Fidelity National Financial, Inc.	Fidelity Information Services	0%
04/22/2009	Smith Investment Company	A. O. Smith Corporation	(1.5)%

None of the businesses or companies that participated in these selected transactions are directly comparable to DSW’s current businesses and operations or Retail Ventures. Goldman Sachs selected these transactions because each involved the acquisition by a publicly traded company of its principal shareholder.

Goldman Sachs calculated the illustrative (discount)/premium received by the shareholders of each principal shareholder in these selected transactions relative to the intrinsic value of the principal shareholder, based on publicly available information and the market value of the stock consideration used by the acquiror. The illustrative (discounts)/premiums to the shareholders of the principal shareholders, relative to the intrinsic values of the principal shareholders, in these selected transactions ranged from a 14.6% discount to a 0% premium, with a median of a 0.8% discount.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the DSW committee that, as of February 8, 2011 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to DSW. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of DSW, Retail Ventures, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between DSW and Retail Ventures and was approved by the DSW committee. Goldman Sachs provided advice to the DSW committee during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to DSW or the DSW committee or recommend that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.

As described above, Goldman Sachs’ opinion to the DSW committee was one of many factors taken into consideration by the DSW committee in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Appendix B to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of DSW, Retail Ventures, third parties, including SSC, an affiliate of Retail Ventures, and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to the DSW committee in connection with, and has participated in certain of the negotiations leading to, the merger. Goldman Sachs has received fees and expects to receive additional fees for Goldman Sachs’ services in connection with the merger, the principal portion of which is contingent upon consummation of the merger, and DSW has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs’ against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs may also in the future provide investment banking services to DSW, Retail Ventures, SSC and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

The DSW committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated February 19, 2010, the DSW committee engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. Pursuant to the terms of this engagement letter, DSW has agreed to pay Goldman Sachs a transaction fee of $4 million, a principal portion of which is payable upon consummation of the merger. In addition, DSW has agreed to reimburse Goldman Sachs for its expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

Opinion of Houlihan Lokey Capital, Inc., Financial Advisor to the Retail Ventures Committee

On February 7, 2011, Houlihan Lokey rendered its oral opinion to the Retail Ventures committee (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated February 7, 2011), as to the fairness, from a financial point of view, to the unaffiliated shareholders, as of February 7, 2011, of the exchange ratio provided for in the merger pursuant to the merger agreement, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Retail Ventures committee and Retail Ventures’ board of directors. Houlihan Lokey’s opinion only addressed the fairness from a financial point of view to the unaffiliated Retail Ventures shareholders, as of February 7, 2011, of the exchange ratio provided for in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Appendix C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, Houlihan Lokey’s opinion and the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are not intended to be, and do not constitute, a recommendation to the Retail Ventures committee, Retail Ventures’ board of directors or any shareholder as to how to act or vote with respect to the merger or related matters, including, without limitation, whether or not any holder of Retail Ventures common shares should elect to receive DSW class B common shares in lieu of DSW class A common shares in the merger. In arriving at its opinion, Houlihan Lokey, among other things:

1. reviewed a draft, dated February 7, 2011, of the merger agreement;

2. reviewed certain publicly available business and financial information relating to Retail Ventures and DSW that Houlihan Lokey deemed to be relevant;

3. reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Retail Ventures and DSW made available to Houlihan Lokey by Retail Ventures and DSW, including (a) estimated monthly cash flow for Retail Ventures prepared by the management of Retail Ventures through January 31, 2012, which we refer to as the Retail Ventures Budget, (b) an estimate of $350 million of net operating loss carryforwards, which we refer to as the Estimated NOLs, of Retail Ventures available to offset federal income taxes prepared by management of Retail Ventures, as well as projections regarding DSW’s ability to utilize such NOLs prepared by management of DSW, referred to as the Estimated NOL Projections, (c) estimates with respect to certain contingent liabilities of Retail Ventures associated with discontinued businesses of Retail Ventures prepared by management of Retail Ventures, which we refer to as the Contingent Liability Estimates, and (d) financial projections prepared by the management of DSW relating to DSW for the fiscal years ending January 2011 through January 2016, which we refer to as DSW Projections;

4. spoke with certain members of management of each of Retail Ventures and DSW and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of each of Retail Ventures and DSW, the merger and related matters;

5. compared the financial and operating performance of DSW with that of other public companies that Houlihan Lokey deemed to be relevant;

6. reviewed the current and historical market prices and trading volume for certain of Retail Ventures’ and DSW’s publicly traded securities, and the current and historical market prices and trading volume for the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

7. conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, the managements of Retail Ventures and DSW advised Houlihan Lokey, and Houlihan Lokey assumed, that (i) the Retail Ventures Budget, the Estimated NOLs and the Contingent Liability Estimates reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Retail Ventures as to (A) the future cash flow of Retail Ventures through January 31, 2012, (B) the net operating loss carryforwards of Retail Ventures available to offset federal and state income taxes, and (C) the contingent liabilities of Retail Ventures associated with discontinued businesses, respectively and (ii) the NOL Projections and DSW Projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of DSW as to (A) DSW’s ability to utilize Retail Ventures’ Estimated NOLs and (B) the future financial results and condition of DSW, respectively, and Houlihan Lokey expressed no opinion with respect to any of such estimates or projections or the assumptions on which they were based. For purposes of Houlihan Lokey’s analyses and its opinion, Houlihan Lokey assumed with Retail Ventures’ consent that if the merger is not consummated, Retail Ventures would elect to pay the principal due at maturity on its 6.625% Mandatorily Exchangeable Notes due September 15, 2011 (the “PIES”) in DSW class B common shares. Retail Ventures advised Houlihan Lokey, and for purposes of its analyses and its opinion Houlihan Lokey assumed, that the value of the assets of Retail Ventures other than DSW class B common shares (but including the value of the proceeds from the exercise of outstanding options and warrants to acquire Retail Ventures common shares) less the value of Retail Ventures’ liabilities (contingent or otherwise) excluding its liabilities under the PIES (which, as set forth above, Houlihan Lokey assumed, in the absence of the merger, Retail Ventures will satisfy at maturity with DSW class B common shares) was estimated to be a net liability of approximately $9 million as of the estimated closing date of the merger. In addition, for purposes of its analyses and its opinion, Houlihan Lokey assumed with Retail Ventures’ consent that based on management of Retail Ventures’ then current estimates with respect to the future financial performance of Retail Ventures, Retail Ventures would be unable to utilize its Estimated NOLs to offset Retail Ventures’ future tax liabilities. Furthermore, Retail Ventures advised Houlihan Lokey and Houlihan Lokey assumed that, to the extent DSW is able to utilize the Estimated NOLs to offset its future tax liabilities, holders of Retail Ventures common shares would indirectly benefit in proportion to their percentage ownership of DSW after giving effect to the merger. In addition, Houlihan Lokey was advised by Retail Ventures that the Schottenstein Affiliates had indicated that they intended to elect to receive DSW class B common shares as merger consideration. Because, among other things, the unaffiliated Retail Ventures shareholders would be exchanging an indirect noncontrolling equity interest in DSW for a direct noncontrolling equity interest in DSW, Houlihan Lokey assumed with Retail Ventures’ consent that to the extent held by unaffiliated Retail Ventures shareholders, DSW class B common shares (which are convertible into DSW class A common shares) are economically equivalent to DSW class A common shares. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Retail Ventures or DSW since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to it that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Because, among other things, the unaffiliated Retail Ventures shareholders would be exchanging an indirect equity interest in DSW for a direct equity interest in DSW, Houlihan Lokey evaluated the fairness to the unaffiliated Retail Ventures shareholders, from a financial point of view, of the exchange ratio provided for in the merger pursuant to the merger agreement primarily on the basis that the unaffiliated Retail Ventures shareholders will, after giving effect to the merger, directly own approximately the same or a greater number of DSW common shares than they indirectly own through their ownership of Retail Ventures common shares as well as, among other things, have the opportunity to benefit through their ownership of DSW common shares if DSW were able to utilize Retail Ventures’ Estimated NOLs.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger would be satisfied without waiver thereof, and (d) the merger would be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed, with Retail Ventures’ consent, that the merger would be treated as a tax-free transaction. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Retail Ventures or DSW, or otherwise have an effect on Retail Ventures or DSW or any expected benefits of the merger that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the merger agreement would not differ in any respect from the draft of the merger agreement identified above that would be material to its analysis.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Retail Ventures, DSW or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Retail Ventures or DSW was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Retail Ventures or DSW was or may be a party or was or may be subject.

Houlihan Lokey was not requested to, and did not, solicit any indications of interest from third parties with respect to the securities, assets, businesses or operations of Retail Ventures or any other party, or any alternatives to the merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any opinion as to what the value of DSW class A common shares or DSW class B common shares actually would be when issued pursuant to the merger or the price or range of prices at which Retail Ventures common shares, DSW class A common shares or DSW class B common shares may be purchased or sold at any time. Houlihan Lokey assumed that the DSW class A common shares to be issued in the merger to the holders of Retail Ventures common shares will be listed on the New York Stock Exchange.

Houlihan Lokey’s opinion was furnished for the use and benefit of the Retail Ventures committee and the Retail Ventures board of directors (solely in their capacity as such) in connection with their consideration of the merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Retail Ventures committee, the Retail Ventures board of directors, any security holder or any other person as to how to act or vote with respect to any matter relating to the merger, including, without limitation, whether or not any holder of Retail Ventures common shares should elect to receive DSW class B common shares in lieu of DSW class A common shares in the merger.

Houlihan Lokey’s opinion only addressed the fairness to the unaffiliated Retail Ventures shareholders, from a financial point of view, of the exchange ratio provided for in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any agreement, arrangement or understanding entered in connection therewith or otherwise. In addition, Houlihan Lokey’s opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Retail Ventures committee, Retail Ventures board of directors, Retail Ventures, DSW, their respective security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger or otherwise (other than the exchange ratio to the extent expressly specified in the opinion), (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of Retail Ventures, DSW, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the merger as compared to any alternative business strategies that might exist for Retail Ventures, DSW or any other party or the effect of any other transaction in which Retail Ventures, DSW or any other party might engage, (v) the fairness of any portion or aspect of the merger to any one class or group of Retail Ventures’, DSW’s or any other party’s security holders vis-à-vis any other class or group of Retail Ventures’, DSW’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not Retail Ventures, DSW, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) the solvency, creditworthiness or fair value of Retail Ventures, DSW or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the exchange ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It was assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the Committee’s consent, on the assessments by the Retail Ventures committee, Retail Ventures’ board of directors, Retail Ventures, DSW and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Retail Ventures, DSW and the merger. The issuance of Houlihan Lokey’s opinion was approved by a committee authorized to approve opinions of such nature.

In preparing its opinion to the Retail Ventures committee and Retail Ventures’ board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses provided below is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Retail Ventures and DSW, such as the impact of competition on the business of Retail Ventures and DSW and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Retail Ventures, DSW or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Retail Ventures, DSW or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in Retail Ventures’ analyses and the implied exchange ratio reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Retail Ventures. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the Retail Ventures committee in connection with its consideration of the proposed merger and was only one of many factors considered by the Retail Ventures committee and Retail Ventures’ board of directors in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the exchange ratio or of the views of the Retail Ventures committee or management with respect to the merger or the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Retail Ventures and DSW, and the decision to enter into the merger was solely that of the Retail Ventures committee and Retail Ventures’ board of directors.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Retail Ventures committee in connection with Houlihan Lokey’s opinion rendered on February 7, 2011. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

Unless the context indicates otherwise, equity values used in the trading price ratio analysis described below were calculated using the closing price of Retail Ventures and DSW’s class A common shares as of January 31, 2011. Accordingly, this information may not reflect current or future market conditions.

Historical Trading Price Ratio Analyses.  Houlihan Lokey observed the following historical trading price ratios of Retail Ventures common shares and DSW class A common shares based on the closing prices of such shares as of January 31, 2011, and the average closing prices of such shares for the 30 and 90-day period ending January 31, 2011, as well as the high and low trading price ratios of Retail Ventures common shares and DSW class A common shares based on the closing prices of such shares for the 90 day period ended January 31, 2011, in each case as compared to the exchange ratio provided for in the merger of 0.435 of a share of DSW class A common shares or DSW class B common shares per Retail Ventures common share:

	Closing Price of	Closing Price of
	Retail Ventures	DSW Class A Common	Implied
	Common Shares	Shares	Exchange Ratio

Current Trading Prices(1)	$15.08	$33.29	0.453	x
30-Day Average(2)	$15.19	$34.91	0.435	x
90-Day Average(3)	$15.67	$37.23	0.421	x
Low Ratio(3)	$14.18	$35.63	0.398	x
High Ratio(3)	$15.86	$34.57	0.459	x

(1)	Closing price of Retail Ventures common shares and DSW class A common shares as of January 31, 2011.

(2)	Based on the closing prices of Retail Ventures common shares and DSW class A common shares for the 30 day period ended January 31, 2011.

(3)	Based on the closing prices of Retail Ventures common shares and DSW class A common shares for the 90 day period ended January 31, 2011.

Indirect DSW Share Ownership Analyses.  Houlihan Lokey observed the following indirect ownership ratios of Retail Ventures common shares and DSW common shares based on the number of outstanding Retail Ventures common shares and the number of DSW common shares owned by Retail Ventures, less the current, maximum and minimum number of DSW common shares required to satisfy Retail Ventures’ obligations under the PIES and less Retail Ventures’ estimated net liability of $9 million divided by the current price of DSW’s class A common shares, as compared to the exchange ratio provided for in the merger of 0.435 of a share of DSW class A common shares or class B common shares per Retail Ventures common share:

			DSW Shares
			Held by
			Retail	DSW Shares
			Ventures	Net of DSW
		Number of	Net of DSW	Shares to
	Total DSW	DSW Shares to	Shares to	Satisfy PIES	Implied
	Shares Held by	Satisfy PIES	Satisfy PIES	Obligations and	Exchange
	Retail Ventures	Obligations	Obligations	Net Liabilities(1)	Ratio(2)
	(Figures in millions, except ratios)

Maximum DSW Shares reserved for PIES	27.383	4.880(3)	22.503	22.233	0.418x
DSW Shares reserved for PIES based on Current DSW Price	27.383	4.018(4)	23.365	23.095	0.434x
Minimum DSW Shares reserved for PIES	27.383	3.827(3)	23.556	23.286	0.438x

(1)	Represents an adjustment to the “DSW Shares Held by Retail Ventures Net of DSW Shares to Satisfy PIES Obligations” for Retail Ventures’ estimated net liability of $9 million. Calculated by reducing the number of DSW common shares held by Retail Ventures by the number of DSW common shares required to satisfy the $9 million net liabilities, calculated based on the closing price of DSW class A common shares as of January 31, 2011.

(2)	Calculated by dividing “DSW Shares Net of DSW Shares to Satisfy PIES Obligations and Net Liabilities” by 53.181 million shares, the number of outstanding Retail Ventures common shares on a fully-diluted basis.

(3)	Calculated based on information provided by Retail Ventures’ management regarding the terms of the PIES.

(4)	Calculated based on the closing price of DSW class A common shares on January 31, 2011 and information provided by Retail Ventures’ management regarding the terms of the PIES.

Other Considerations

Houlihan Lokey observed that without giving effect to the proposed merger (i) Retail Ventures shareholders currently have an indirect ownership of between 0.418 and 0.438 DSW common shares per Retail Ventures common share depending upon the number of DSW common shares that may be required to satisfy Retail Ventures’ obligations under the PIES, (ii) Retail Ventures advised Houlihan Lokey that it had approximately $350 million of federal net operating loss carryforwards, as well as additional tax credits, and that Houlihan Lokey had been advised that Retail Ventures did not believe it would be able to utilize the NOLs to offset future tax liabilities, (iii) Retail Ventures would satisfy its obligations with respect to the PIES at maturity with DSW common shares and (iv) Retail Ventures had an estimated net liability of approximately $9 million calculated as set forth above. Houlihan Lokey also observed that as a result of the proposed merger, Retail Ventures shareholders would, in addition to the direct receipt of DSW common shares in accordance with the exchange ratio, benefit from DSW’s ability to utilize Retail Ventures’ NOLs, subject to applicable limitations, and DSW’s ability to satisfy Retail Ventures’ obligations under the PIES in cash rather than with DSW common shares if DSW deemed appropriate. Based in part on discussions with Retail Ventures, DSW and their respective advisors, Houlihan Lokey understood that the merger was expected to be value accretive to DSW as a result of DSW’s ability to (i) utilize Retail Venture’s NOLs, and (ii) settle the PIES in cash. Houlihan Lokey was informed by Retail Ventures that, in contrast to the merger with DSW, a merger of Retail Ventures with a third party likely would have triggered certain use limitations on Retail Ventures’ NOLs. For illustrative purposes, Houlihan Lokey also compared the value of the DSW common shares to be received by unaffiliated Retail Ventures shareholders per Retail Ventures common share, based on the Exchange Ratio and closing trading prices of DSW class A common shares on January 31, 2011 and the 30 and 90 day average trading prices up to January 31, 2011 to the closing trading prices of Retail Ventures common shares on the corresponding dates and periods. Houlihan Lokey conducted this analysis under two scenarios, attributing no value to the NOLs and attributing a proportion of the estimated net present value of the NOLs equal to approximately $119.8 million (or $1.21 per Retail Ventures common share) based on information provided by Retail Ventures management and DSW management and the approximately 53.9% of the outstanding DSW common shares on a fully diluted basis that would be owned by Retail Ventures shareholders after giving effect to the transaction. Houlihan Lokey observed that the value of the DSW common shares to be received per Retail Ventures common share, as set for above, without giving effect to the NOLs, as compared to the Retail Ventures trading prices over the periods described above represented a discount of 4.0% to a premium of 3.3%. Houlihan Lokey observed that the value of the DSW common shares to be received, giving effect to the NOLs, as compared to the Retail Ventures trading prices over the periods described above represented a premium of 4.1% to a premium of 11.1%.

As discussed on page 56, Houlihan Lokey observed the following historical trading price ratios of Retail Ventures common shares and DSW class A common shares based on the closing prices of such shares as of January 31, 2011, and the average closing prices of such shares for the 30 and 90-day period ending January 31, 2011, as well as the high and low trading price ratios of Retail Ventures common shares and DSW class A common shares based on the closing prices of such shares for the 90 day period ended January 31, 2011, in each case as compared to the exchange ratio provided for in the merger of 0.435 of a share of DSW class A common shares or DSW class B common shares per Retail Ventures common share:

	Closing Price	Closing Price of
	of Retail Ventures	DSW class A common	Implied Exchange
	common shares	shares	Ratio

Current Trading Prices(1)	$15.08	$33.29	0.453x
30-Day Average(2)	$15.19	$34.91	0.435x
90-Day Average(3)	$15.67	$37.23	0.421x
Low Ratio(3)	$14.18	$35.63	0.398x
High Ratio(3)	$15.86	$34.57	0.459x

(1)	Closing price of Retail Ventures common shares and DSW class A common shares as of January 31, 2011.

(2)	Based on the closing prices of Retail Ventures common shares and DSW class A common shares for the 30 day period ending January 31, 2011.

(3)	Based on the closing prices of Retail Ventures common shares and DSW class A common shares for the 90 day period ending January 31, 2011.

Other Matters

Houlihan Lokey was engaged by the Retail Ventures committee to provide financial advisory services to the Retail Ventures committee in connection with its consideration of the proposed merger. The Retail Ventures committee engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to the engagement letter, Retail Ventures will pay Houlihan Lokey aggregate fees of $750,000 for its services, a portion of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the merger. Retail Ventures has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Retail Ventures, DSW, or any other party that may be involved in the merger and their respective affiliates or any currency or commodity that may be involved in the merger.

Houlihan Lokey has in the past provided investment banking, financial advisory and other financial services to Retail Ventures and/or one or more of its affiliates for which Houlihan Lokey has received compensation, including, among other things, having acted as financial advisor to a special committee of the Board of Directors of Retail Ventures in connection with the disposition of certain assets of Retail Ventures in 2009 and providing certain other financial advisory services to Retail Ventures since 2006 for which services Houlihan Lokey received aggregate fees of approximately $650,000. Houlihan Lokey may also have in the past provided investment banking, financial advisory and other financial services to Schottenstein Stores Corporation, Schottenstein RVI, LLC, members of the Schottenstein family and/or one or more of their respective affiliates and/or portfolio companies for which Houlihan Lokey may have received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Retail Ventures, DSW, Schottenstein Stores Corporation, Schottenstein RVI, LLC, members of the Schottenstein family, other participants in the merger or certain of their respective affiliates and/or portfolio companies in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates, as well as its and their respective employees, may have committed to invest in private equity or other investment funds managed or advised by participants in the merger or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with participants in the merger or certain of their respective affiliates and/or portfolio companies, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, participants in the merger or certain of their respective affiliates and/or portfolio companies, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Interests of Certain Persons in the Merger

DSW shareholders considering the recommendation of DSW’s board of directors regarding the merger should be aware that certain directors and executive officers of DSW have interests in the merger that are different from, or in addition to, the interests of DSW shareholders generally. The DSW committee, the independent members of the DSW board, and the DSW board of directors were aware of these interests and considered them when they approved the merger agreement and the merger and the issuance of DSW class A common shares and DSW class B common shares, and recommended that the unaffiliated DSW shareholders adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares.

Retail Ventures shareholders considering the recommendation of Retail Ventures’ board of directors regarding the merger should be aware that certain directors and executive officers of Retail Ventures have certain interests in the merger that are different from, or in addition to, the interests of Retail Ventures shareholders generally. The Retail Ventures committee and the Retail Ventures board of directors were aware of these interests and considered them when they approved the merger agreement and the merger and recommended that the Retail Ventures shareholders adopt the merger agreement and approve the merger.

Interests of Jay L. Schottenstein and Other Directors and Officers of DSW and Retail Ventures

Jay L. Schottenstein is chairman of the board of directors of DSW and was its chief executive officer until April 2009. He is also chairman of the board of Retail Ventures and Schottenstein Stores Corporation, referred to as SSC. Mr. Schottenstein beneficially owns 27,387,326 Retail Ventures common shares, representing 52.7% of the outstanding shares as of March 22, 2011. This includes (i) 195,300 common shares beneficially owned by Mr. Schottenstein individually; (ii) 1,260,000 common shares beneficially owned by SSC (Mr. Schottenstein serves as a director, chairman of the board, president and chief executive officer of SSC); (iii) 17,946,766 common shares and 1,731,460 common shares which are issuable upon the exercise of warrants beneficially owned by SRVI (Mr. Schottenstein serves as the manager of SRVI); (iv) 6,201,300 common shares beneficially owned by SEI (Mr. Schottenstein is the chairman of SEI); and (v) 52,500 common shares owned by Glosser Brothers Acquisition, Inc. (Mr. Schottenstein serves as chairman and president of Glosser Brothers Acquisition, Inc. and Mr. Schottenstein expressly disclaims beneficial ownership of these shares).

Mr. Schottenstein beneficially owned 2,115,975 DSW class A common shares, representing 12.3% of the outstanding class A common shares as of March 22, 2011. This includes (i) 350,100 class A common shares held by various family trusts for which Mr. Schottenstein serves as trustee and is therefore deemed to beneficially own such shares; (ii) 328,915 class A common shares beneficially owned by SRVI, LLC, which are issuable upon the exercise of warrants; (iii) 1,292,900 class A common shares beneficially owned by SEI; and (iv) 144,060 class A common shares that Mr. Schottenstein has a right to purchase within 60 days of March 22, 2011.

Harvey L. Sonnenberg is a member of the board of directors of Retail Ventures and DSW. Mr. Sonnenberg beneficially owned 85,000 Retail Ventures common shares, which represent approximately 0.2% of the outstanding Retail Ventures common shares as of March 22, 2011, and 20,796 DSW class A common shares, which represent approximately 0.1% of the outstanding DSW class A common shares as of March 22, 2011.

Heywood Wilansky is a member of the board of directors of DSW who served as a member of the board of directors of Retail Ventures until July 2009, and as president and chief executive officer of Retail Ventures until January 2009. As of March 22, 2011, Mr. Wilansky beneficially owned no Retail Ventures common shares, and 25,000 DSW class A common shares, which represent approximately 0.1% of the outstanding DSW class A common shares.

James A. McGrady is the chief executive officer, president, chief financial officer and treasurer of Retail Ventures and a vice president of DSW. As of March 22, 2011, Mr. McGrady beneficially owned 254,635 Retail Ventures common shares, which represent approximately 0.5% of the outstanding Retail Ventures common shares, and 7,445 DSW class A common shares, which represent approximately 0.1% of the outstanding DSW class A common shares.

James D. Robbins, is a member of the board of directors of DSW and chairman of the DSW committee. As of March 22, 2011, Mr. Robbins’ spouse beneficially owned 94 Retail Ventures common shares, which represent less than 0.1% of the outstanding Retail Ventures common shares.

One member of the Retail Ventures board of directors at the effective time of the merger who is not currently a director of DSW will become a director of DSW. DSW and Retail Ventures anticipate that this director will be Henry L. Aaron.

Interests of Directors and Executive Officers of Retail Ventures, Inc.

Treatment of Equity Awards.  The two executive officers of Retail Ventures each hold equity incentive compensation awards denominated in common shares of Retail Ventures, but all such awards are presently vested. Certain of the directors of Retail Ventures hold unvested options to purchase common shares of Retail Ventures that will vest in connection with the merger. The following table sets forth, for each director, as of March 22, 2011, the number of shares subject to his or her unvested options and the weighted-average exercise price of such options.

		Weighted-Average
Director	Shares	Exercise Price

Henry L. Aaron	10,000	$12.48
Elizabeth Eveillard	10,000	$12.48
Lawrence Ring	10,000	$12.48
Harvey L. Sonnenberg	10,000	$12.48
James Weisman	10,000	$12.48

Retention and Severance Obligations.  Each executive officer of Retail Ventures, Mr. McGrady and Ms. Davis, is a party to an employment agreement with Retail Ventures and participates in a retention bonus plan approved by the Retail Ventures compensation committee on February 3, 2011. Each of the employment agreements provides for a one-year post-termination non-competition period and a two-year post-termination non-solicitation and non-interference period and customary confidentiality, non-disparagement and cooperation requirements.

Pursuant to the retention bonus plan, each executive officer will receive a monthly retention bonus of $10,000 for each full and partial month in which he or she remains employed with Retail Ventures from March 1, 2011 through February 29, 2012. The maximum amount of the retention bonus payable to each executive officer for the twelve-month period is $120,000.

The employment agreement with Mr. McGrady provides that upon a termination without “cause” he generally will be entitled to: (i) continued payment of base salary for 12 months (for a maximum payment of $200,000 at his present base salary); (ii) payment of any declared but unpaid incentive bonus; and (iii) continuation of his health insurance coverage for 12 months. Mr. McGrady will also be entitled under the employment agreement to retention payments of $10,000 per month until and including July 1, 2013 if he is terminated by Retail Ventures or if he resigns provided that, if requested by Retail Ventures, he enters into a mutually agreeable consulting agreement with Retail Ventures for a period up to and including July 31, 2013.

The employment agreement with Ms. Davis provides that upon a termination without “cause” she generally will be entitled to: (i) continued payment of base salary for 12 months (for a maximum payment of $360,000 at her present base salary); (ii) reimbursement for the cost of maintaining continuing health insurance coverage for a period of no more then 12 months; (iii) the pro rata share of any cash incentive bonus that she would have otherwise received for the year of termination had she remained employed; and (iv) an additional year of vesting service credit for equity incentive compensation award purposes.

See also the section entitled “— Material Agreements and Relationships Between the Parties” beginning on page 62.

Committee Compensation

The DSW committee consists of four disinterested and independent directors, Messrs. Robbins, Miller, and Tanenbaum, and Ms. Lau. DSW’s board of directors authorized the compensation for the members of the DSW committee and each of the independent directors, in addition to the reimbursement of expenses and payment of all other fees that they receive as members of the DSW board of directors. The DSW board of directors determined that each member of the committee and each independent director will receive remuneration in the amount of $3,000 per meeting attended in consideration of his or her acting in such capacity, and the chairman of the DSW committee will receive a $25,000 cash retainer. The approved compensation for the members of the DSW committee was not, and is not, contingent upon the approval of the merger proposal and completion of the merger or any other transaction involving DSW.

The Retail Ventures committee consists of three disinterested and independent directors, Messrs. Weisman and Ring and Ms. Eveillard. Retail Ventures’ board of directors authorized the compensation for the members of the Retail Ventures committee in addition to the reimbursement of expenses and payment of all other fees that they receive as members of the Retail Ventures board of directors. The Retail Ventures board of directors determined that each member receive remuneration in the amount of $5,000 per month of service on the committee in consideration of his or her acting in such capacity, and Mr. Weisman receive $10,000 per month in consideration of his role as chairman. On February 3, 2011, in light of the increased time and effort that Mr. Weisman had devoted to the negotiations of the proposed transaction and the view that this increased workload would continue until closing of the merger, the Retail Ventures compensation committee approved a one-time payment of $25,000 to Mr. Weisman and an increase in his monthly retainer to $15,000, beginning in February 2011. The approved compensation for the members of the Retail Ventures committee was not, and is not, contingent upon the approval of the merger proposal and completion of the merger or any other transaction involving Retail Ventures.

Indemnification and Insurance

The merger agreement provides that from and after the effective time of the merger, DSW will indemnify and hold harmless all past and present directors and officers and employees of Retail Ventures to the same extent such persons are indemnified as of the date of the merger agreement by Retail Ventures pursuant to Retail Ventures’ articles of incorporation, code of regulations, or indemnification agreements in existence on the date of the merger agreement arising out of acts or omissions in their capacity as directors or officers or employees of Retail Ventures or any subsidiary occurring at or prior to the effective time of the merger.

For six years following the effective time of the merger, DSW will purchase and maintain a “tail” directors’ and officers’ liability insurance policy for the persons who, as of the date of the merger agreement or as of the effective time of the merger, are covered by Retail Ventures’ existing directors’ and officers’ liability insurance, with respect to claims arising from facts or events which occurred at or before the effective time of the merger, with substantially the same coverage and amounts and terms and conditions as the existing policies of directors’ and officers’ liability insurance maintained by Retail Ventures, or the maximum coverage available on substantially equivalent terms for a cost not to exceed $1.75 million.

Material Agreements and Relationships Between the Parties

In addition to the merger agreement and the merger, certain additional agreements, relationships, and transactions have existed and will continue to exist among DSW, Retail Ventures and their respective affiliates, which are described in Item 13, “Certain Relationships, Related Transactions and Director Independence” in DSW’s Annual Report on Form 10-K for the fiscal year ended January 29, 2011, which was filed by DSW on March 22, 2011, and Item 13, “Certain Relationships, Related Transactions and Director Independence” in Retail Ventures’ Annual Report on Form 10-K for the fiscal year ended January 29, 2011, which was filed by Retail Ventures on March 28, 2011, and in each case incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 130 for how you can obtain information incorporated by reference in this joint proxy statement/prospectus. The following updates such descriptions for new matters occurring since January 29, 2011 and to describe the impact of the merger.

Non-Continuing Agreements

The following agreements will be terminated as of the effective time of the merger, or such other date specified below:

Loan Agreement.  SEI, an affiliate of SSC and Retail Ventures, is obligated, pursuant to a loan agreement entered into immediately prior to the execution of the merger agreement, to lend up to $30 million to Retail Ventures to provide for the ongoing working capital and general business needs of Retail Ventures for the term of the loan. Retail Ventures made a one-time commitment fee payment to SEI in the amount of $2,625,000. Interest will accrue on the unpaid balance of the loan at a rate of LIBOR plus 5% per year, unless a default occurs under the loan agreement, in which case interest will accrue at a rate of LIBOR plus 7% per year. The loan agreement contemplates that the loan will mature on the earlier of February 8, 2013, or two days after the consummation of the merger. The principal amount outstanding as of the date this joint proxy statement/prospectus is first mailed to shareholders is $11.0 million of which $3.64 million was paid to settle a lawsuit filed by Value City and to satisfy Retail Ventures’ obligations arising under the settlement agreement and release with Value City entered into on December 21, 2010.

Amended and Restated Shared Services Agreement.  Effective March 17, 2008, DSW entered into an amended and restated shared services agreement with Retail Ventures and its subsidiaries. Under this agreement, DSW provides Retail Ventures and its subsidiaries with services relating to risk management, tax, financial services, benefits administration, payroll and information technology.

Exchange Agreement.  In connection with DSW’s initial public offering in July 2005, DSW and Retail Ventures entered into an exchange agreement. The exchange agreement provides that if Retail Ventures desires to exchange all or a portion of the DSW class B common shares held by it for DSW class A common shares, DSW will issue to Retail Ventures an equal number of duly authorized, validly issued, fully paid and nonassessable DSW class A common shares in exchange for the DSW class B common shares of DSW held by Retail Ventures. Retail Ventures may make one or more requests for such exchange, covering all or a part of the DSW class B common shares that it holds.

Footwear Fixture Agreement.  In connection with the completion of DSW’s initial public offering in July 2005, DSW and Retail Ventures entered into an agreement related to DSW’s patented footwear display fixtures. DSW agreed to sell to Retail Ventures, upon its request, the fixtures covered by the patents at the cost associated with obtaining and delivering them. In addition, DSW has agreed to pay Retail Ventures a percentage of any net profit DSW may receive should DSW ever market and sell the fixtures to third parties.

Partially-Continuing Agreement

Master Separation Agreement.  The master separation agreement, dated July 5, 2005, between DSW and Retail Ventures will be terminated as of the effective time of the merger, except for certain provisions that provide registration rights to the Schottenstein Affiliates (other than DSW) as holders of DSW common shares after the merger.

Continuing Agreements

Tax Separation Agreement.  The tax separation agreement provides that DSW is exclusively responsible for preparing any tax return with respect to Retail Ventures’ consolidated group or any combined group. For purposes related to an applicable statute of limitations, DSW and Retail Ventures have no plans to terminate this agreement in connection with the merger.

For fiscal years after fiscal 2007, DSW and Retail Ventures ceased reimbursing each other for the benefits or detriments derived from combined and unitary state and local filing positions. In fiscal 2010, Retail Ventures contributed tax benefits to DSW resulting in an adjustment to non-cash capital contributions of a reduction of $0.9 million.

Continuing Agreements between DSW and the Schottenstein Affiliates

Leases and Subleases

•	Warehouse and Distribution Facility. DSW leases its approximately 700,000 square foot corporate headquarters, warehouse and distribution facility in Columbus, Ohio from a Schottenstein Affiliate. In fiscal 2006, in connection with the execution of the lease for a new corporate office described below, DSW exercised the first renewal option extending the term of this lease until December 2021. Additionally, DSW was granted an additional five-year renewal option for this facility. The monthly rent is $179,533, $194,228 and $208,922, and $220,416 during the first, second, third and fourth five-year periods of the initial term and first renewal period, respectively. The lease has three remaining renewal options with terms of five years each. The rent increases to $235,111, $249,805, and $265,160 in the second, third and fourth renewal terms, respectively. Under this agreement, DSW incurred approximately $2.5 million of expense for fiscal 2010.

•	Corporate Office. In fiscal 2006, DSW entered into a lease for a new corporate headquarters immediately adjacent to its existing home office in Columbus, Ohio. The landlord is a Schottenstein Affiliate. The lease expires in December 2021 and has three renewal options with terms of five years each. The monthly rent is $123,143 with a minimum annual rent of $1,477,710. Under this agreement, DSW incurred approximately $1.3 million of expense for fiscal 2010.

•	Fulfillment Center. In fiscal 2007, DSW entered into a lease for a new fulfillment center for dsw.com adjacent to its existing home office in Columbus, Ohio. The landlord is a Schottenstein Affiliate. The lease expires in September 2017 and has two renewal options with terms of five years each. For fiscal 2009, the monthly rent was $46,375, with a minimum annual rent of $556,500. Under this agreement, DSW incurred approximately $0.8 million of expense for fiscal 2010.

•	DSW Stores. As of January 29, 2011, DSW leased or subleased 21 DSW stores from Schottenstein Affiliates. DSW incurred approximately $8.0 million of rent and approximately $1.8 million of other expense (real estate taxes, maintenance and insurance) related to these leases for fiscal 2010. In addition to base rent, for each lease, DSW (a) pays percentage rent equal to approximately 2% annually of gross sales that exceed specified breakpoints that increase as the minimum rent increases and (b) pays a portion of the expenses related to maintenance, real estate taxes and insurance. These leases have terms expiring between July 2011 and January 2023 and generally have at least three renewal options of five years each.

Merchandise Transactions with the Schottenstein Affiliates.  DSW purchases merchandise from Schottenstein Affiliates from time to time. During fiscal 2010, DSW purchased merchandise from Schottenstein Affiliates in an amount of $0.4 million. Any merchandise purchases from such sources are on terms at least as favorable to DSW as could be obtained in an arm’s length transaction with an unaffiliated third party.

Corporate Services Agreement with SSC.  DSW receives services from SSC pursuant to a corporate services agreement between Retail Ventures and SSC. The agreement sets forth the costs of shared services, including specified legal, advertising, import, real estate, travel expense, and administrative services. For fiscal 2010, DSW’s allocated portion of the amount it paid to SSC was in an amount immaterial to its financial statements.

Until July 2004, DSW was self-insured through its participation in a self-insurance program maintained by SSC. While DSW no longer participates in the program, it remains liable for liabilities incurred by DSW under the program. Under the program, SSC charged Retail Ventures amounts based, among other factors, on loss experience and its actual payroll and related costs for administering the program. For fiscal year 2010, DSW’s allocated portion of the amount Retail Ventures paid SSC was in an amount immaterial to the financial statements.

Registration Rights Agreement.  DSW entered into a registration rights agreement with certain Schottenstein Affiliates, under which DSW agreed to register in specified circumstances the DSW class A common shares issued to such Schottenstein Affiliates upon exercise of warrants, and such Schottenstein Affiliates and Millenium will be entitled to participate in the registrations initiated by other entities. Under this agreement, such Schottenstein Affiliates (together with transferees of at least 15% of its interest in registrable DSW common shares) may request up to five demand registrations with respect to the DSW class A common shares issued to it upon exercise of its warrants provided that no party may request more than two demand registrations, except that such Schottenstein Affiliates may each request up to three demand registrations. The agreement also grants such Schottenstein Affiliates and Millennium the right to include these DSW class A common shares in an unlimited number of other registrations of any of DSW’s securities initiated by DSW or on behalf of DSW’s other shareholders (other than a demand registration made under the agreement).

Taryn Rose.  In January 2010, DSW invested approximately $1.2 million into an entity that purchased certain assets of Taryn Rose, a luxury comfortable shoe brand. In exchange for its $1.2 million investment, DSW received a 19.9% interest in the entity. The 80.1% owner of the entity is a Schottenstein Affiliate. DSW received a return of capital in the amount of $0.2 million in fiscal 2010.

Corporate Opportunities.  Following the merger, the Schottenstein Affiliates will remain a substantial shareholder of DSW. SSC is engaged in the same or similar activities or lines of business as DSW and has interests in the same areas of corporate opportunities. Pursuant to DSW’s Amended and Restated Articles of Incorporation, after the merger, SSC will continue to have the right to engage in the same businesses as DSW, to do business with DSW’s suppliers and customers and to employ any of DSW’s officers or employees. In the event that SSC or any of its directors or officers who is also one of DSW’s directors or officers learns about a potential transaction or business opportunity which DSW is financially able to undertake, which is in DSW’s line of business, which is of practical advantage to DSW and in which DSW has an interest or a reasonable expectancy, but which may also be appropriate for SSC, the following provisions will continue to apply:

•	If SSC learns about a corporate opportunity, it does not have to tell DSW about it and it is not a breach of any fiduciary duty for it to pursue such corporate opportunity for itself or to direct it elsewhere.

•	If one of DSW’s directors or officers who is also a director or officer of SSC learns about a corporate opportunity, he or she will not be liable to DSW or to its shareholders if SSC pursues the corporate opportunity for itself, directs it elsewhere or does not communicate information about the opportunity to DSW, if such director or officer acts in a manner consistent with the following policy:

•	If the corporate opportunity is offered to one of DSW’s officers who is also a director but not an officer of SSC, the corporate opportunity belongs to DSW unless it was expressly offered to the officer in writing solely in his or her capacity as a director of SSC, in which case it belongs to SSC.

•	If the corporate opportunity is offered to one of DSW’s directors who is not an officer of DSW, and who is also a director or officer of SSC, the corporate opportunity belongs to DSW only if it was expressly offered to the director in writing solely in his or her capacity as a director of DSW.

•	If the corporate opportunity is offered to one of DSW’s officers, whether or not such person is also a director, who is also an officer of SSC, it belongs to DSW only if it is expressly offered to the officer in writing solely in his or her capacity as an officer or director of DSW.

Consideration to be Received in the Merger

Upon completion of the merger, each Retail Ventures common share outstanding immediately prior to the effective time of the merger will be canceled and converted automatically into the right to receive 0.435 fully paid and non-assessable DSW class A common shares, unless the shareholder properly and timely elects to receive an equal number of DSW class B common shares in lieu of DSW class A common shares. DSW will not issue any fractional shares in connection with the merger. Instead, each holder of Retail Ventures common shares who would otherwise be entitled to receive a fraction of a DSW common share will receive cash, without interest, in an amount equal to the fraction multiplied by the closing price of DSW class A common shares on the NYSE on the last trading day immediately preceding the closing date of the merger. See the section entitled “The Merger — Effect on Awards Outstanding Under Retail Ventures Equity Plans” beginning on page 65 for a description of the treatment of stock options, stock appreciation rights and other awards under Retail Ventures’ equity plans.

Election of Merger Consideration

No later than the mailing of this joint proxy statement/prospectus, each Retail Ventures common shareholder will be mailed an election form that will permit the holder to elect to receive DSW class B common shares in lieu of DSW class A common shares as merger consideration. All Retail Ventures common shareholders who do not complete an election form will become entitled to receive the merger consideration in the form of DSW class A common shares. The deadline for completing an election form is 5:00 p.m., New York time, on the fifth business day prior to the effective time of the merger. DSW will publicly announce the anticipated deadline at least 10 business days prior to the anticipated effective time of the merger. If the effective time of the merger is delayed to a subsequent date, the election deadline will be delayed by the same number of days, and DSW will promptly announce any such delay and, when determined, the rescheduled election deadline. Any election form may be revoked or changed by the person submitting the election form by written notice received prior to the election deadline.

Surrender of Retail Ventures Stock Certificates

Promptly following the effective time of the merger, the exchange agent will mail to each record holder of Retail Ventures common shares a letter of transmittal and instructions for surrendering the record holder’s share certificates in exchange for certificates representing the DSW class A common shares or DSW class B common shares issuable to such holder pursuant to the merger. Retail Ventures shareholders who hold their shares in book entry form also will receive instructions for the exchange of their shares for the merger consideration from the exchange agent. Following the completion of the merger, Retail Ventures will not register any transfers of Retail Ventures common shares on its share transfer books.

Payment of Merger Consideration

Those holders of Retail Ventures common shares who properly surrender their Retail Ventures share certificates (or uncertificated shares) in accordance with the exchange agent’s instructions will receive (a) the DSW class A common shares or DSW class B common shares issuable to them pursuant to the merger, (b) cash, without interest, in lieu of any fractional DSW class A common share or DSW class B common share issuable to such holders, and (c) dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement.

Effect on Awards Outstanding Under Retail Ventures Equity Plans

At the effective time of the merger, options to purchase Retail Ventures common shares, stock appreciation rights based on Retail Ventures common shares, and all other outstanding Retail Ventures stock awards will be converted into options to purchase DSW class A common shares, stock appreciation rights based on DSW class A common shares, and stock awards based on DSW class A common shares, respectively. The number of DSW class A common shares issuable upon the exercise of such converted awards will be equal to the number of Retail Ventures common shares that were issuable upon exercise of the award under the applicable Retail Ventures equity plan immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole share. The per share exercise price of such converted awards (if any) will be the per share exercise price of the award under the applicable Retail Ventures equity plan immediately prior to the effective time of the merger, divided by the exchange ratio, rounded up to the nearest whole cent.

Effect on Warrants

Merger Sub will assume by operation of law, as of the effective time of the merger, the warrants issued by Retail Ventures to purchase either Retail Ventures common shares or DSW class A common shares held by Retail Ventures to the extent such warrants remain outstanding immediately prior to the effective time of the merger. Following the effective time of the merger, the right to exercise such warrants for DSW class A common shares will continue in accordance with the terms of the warrants. Following the effective time of the merger, each warrant to purchase either Retail Ventures common shares or DSW class A common shares will, in accordance with the terms of the warrants, represent the right to purchase a number of DSW class A common shares equal to the number of Retail Ventures common shares that could have been purchased pursuant to such warrant immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole share. The per share exercise price of each warrant will be the exercise price applicable under such warrant for Retail Ventures common shares immediately prior to the effective time of the merger, divided by the exchange ratio, rounded up to the nearest whole cent.

Effect on PIES

Merger Sub will assume, as of the effective time of the merger, by supplemental indenture and supplemental agreement, all of Retail Ventures’ obligations with respect to the PIES.

Board of Directors and Management of DSW Following the Merger

At the effective time of the merger, the board of directors of DSW will be increased to 12 members and will include a director of Retail Ventures who is not currently a director of DSW. DSW and Retail Ventures anticipate that this director will be Henry L. Aaron. The management of DSW is not expected to change in connection with the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. persons who hold Retail Ventures common shares. The discussion which follows is based on the Code, Treasury regulations issued under the Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change at any time, possibly with retroactive effect. The discussion applies only to shareholders who hold Retail Ventures common shares as a capital asset within the meaning of section 1221 of the Code. The discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. This discussion is not a complete description of all of the consequences of the merger, and, in particular, may not address U.S. federal income tax considerations applicable to Retail Ventures shareholders subject to special treatment under U.S. federal income tax law, including, without limitation:

•	financial institutions or insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	shareholders who are not citizens or residents of the United States;

•	pass-through entities or investors in such entities;

•	dealers or brokers in securities or foreign currencies;

•	shareholders who hold individual retirement or other tax-deferred accounts;

•	traders in securities who elect to apply mark-to-market method of accounting;

•	shareholders who actually or constructively own 5% or more of the outstanding shares of Retail Ventures common shares;

•	shareholders who acquired their shares of Retail Ventures common shares pursuant to the exercise of employee stock options or otherwise as compensation; or

•	shareholders of Retail Ventures or DSW who exercise dissenting shareholders’ rights.

In addition, tax consequences arising under state, local and foreign laws or under federal laws other than federal income tax laws, are not addressed in this joint proxy statement/prospectus.

Retail Ventures shareholders are strongly urged to consult with their own tax advisors regarding the tax consequences of the merger to them, including the effects of U.S. federal, state, local, foreign and other tax laws.

Tax Consequences of the Merger to Retail Ventures Shareholders

It is a condition to the obligation of Retail Ventures to complete the merger that the IRS Private Letter Rulings remain in full force and effect or that Retail Ventures receive a written opinion from tax counsel to Retail Ventures to the effect that the merger will be treated as a “reorganization” within the meaning of section 368(a) of the Code. It is a condition to the obligation of DSW to effect the merger that the IRS Private Letter Rulings remain in full force and effect or that DSW receive a written opinion from tax counsel to DSW to the effect that the merger will be treated as a “reorganization” within the meaning of section 368(a) of the Code. Neither Retail Ventures nor DSW currently intends to waive this opinion condition to its obligation to effect the merger. If either Retail Ventures or DSW does waive this opinion condition after the registration statement is declared effective, and if the U.S. federal income tax consequences of the merger to Retail Ventures shareholders have materially changed, Retail Ventures and DSW will recirculate the joint proxy statement/prospectus and resolicit the shareholder votes of Retail Ventures and DSW. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the IRS Private Letter Ruling requests are untrue or incomplete in any material respect, we will not be able to rely on the rulings. Further, any opinion provided by tax counsel of Retail Ventures or DSW would rely on assumptions, representations and covenants, which may include assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement and representations contained in representation letters of officers of Retail Ventures, DSW and Merger Sub. If any of those representations, covenants or assumptions is inaccurate, tax counsel may be unable to render the required opinion and the merger may not be completed or the tax consequences of the merger could differ from those discussed here. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS, or any court, nor does it preclude the IRS from adopting a contrary position.

Provided that the merger qualifies as a reorganization within the meaning of section 368(a) of the Code, for U.S. federal income tax purposes, in general:

•	a Retail Ventures shareholder whose Retail Ventures shares are exchanged in the merger for DSW class A common shares or DSW class B common shares will not recognize gain or loss, except to the extent of cash, if any, received instead of a fractional DSW class A common share or DSW class B common share;

•	a Retail Ventures shareholder’s aggregate tax basis in the DSW class A common shares or DSW class B common shares received in the merger, including any fractional share interests deemed received and redeemed as described below, will equal the aggregate tax basis of the Retail Ventures common shares surrendered in the merger;

•	a Retail Ventures shareholder’s holding period for the DSW class A common shares or DSW class B common shares received in the merger will include the shareholder’s holding period for Retail Ventures common shares surrendered in the merger; and

•	a Retail Ventures shareholder who receives cash instead of a fractional DSW class A common share or DSW class B common share in the merger will be treated as having received a fractional share in the merger and then as having received the cash in redemption of such fractional share. As a result, such a Retail Ventures shareholder should generally recognize capital gain or loss equal to the difference between the amount of the cash received instead of the fractional share and the shareholder’s tax basis allocable to such fractional share. The capital gain or loss will be long-term capital gain or loss if the holding period for Retail Ventures shares redeemed for cash instead of the fractional DSW class A common share or DSW class B common share is more than one year as of the effective date of the merger. The deductibility of capital losses is subject to limitations.

Retail Ventures shareholders who hold Retail Ventures shares with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular DSW common shares received in the merger.

The discussion of material U.S. federal income tax consequences set forth above is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. Moreover, the discussion set forth above does not address tax consequences that may vary with, or are contingent upon, individual circumstances. In addition, the discussion set forth above does not address any non-income tax or any foreign, state or local tax consequences of the merger and does not address the tax consequences of any transaction other than the merger.

Accounting Treatment of the Merger

The pending transaction between DSW and Retail Ventures will be accounted for as a reverse merger with Retail Ventures as the accounting acquirer and DSW as the accounting acquiree (which is the surviving entity for legal purposes). As this is a common control transaction under ASC 805, Business Combinations, the transaction will be accounted for as an equity transaction in accordance with ASC 810, Consolidation, the acquisition of a noncontrolling interest and will not require purchase accounting.

Furthermore, because Retail Ventures is treated as the continuing reporting entity for accounting purposes, the reports filed by DSW, as the surviving corporation in the transaction, after the date of the transaction will be prepared as if Retail Ventures were the legal successor to its reporting obligation as of the date of the transaction. Accordingly, prior period financial information presented in the DSW financial statements will reflect the historical activity of Retail Ventures.

Listing of DSW Class A Common Shares

It is a condition to the merger that at or prior to the effective time, the DSW class A common shares which may be issued to Retail Ventures shareholders pursuant to the merger agreement and the DSW class A common shares to be reserved for issuance upon the exercise, vesting, or payment under any Retail Ventures stock award are approved for listing on the NYSE, subject to official notice of issuance. The DSW class A common shares will continue to be listed on the NYSE under the symbol “DSW.”

No Listing of DSW Class B Common Shares

DSW class B common shares will not be listed on any securities exchange, such as the NYSE or Nasdaq Stock Market.

Dissenting Shareholders’ Rights

DSW Shareholders

If the merger agreement is adopted and the merger is approved, a holder of DSW common shares who does not vote in favor of adopting the merger agreement and approving the merger may be entitled to seek relief as a dissenting shareholder under section 1701.85 of the ORC.

The following is a summary of the principal steps a DSW shareholder must take to perfect dissenting shareholders’ rights under the ORC. This summary is qualified by reference to section 1701.85 and other provisions of the ORC. Any shareholder contemplating exercise of such person’s dissenting shareholders’ rights is urged to carefully review the provisions of section 1701.85 and to consult an attorney, since failure to follow fully and precisely the procedural requirements of the statute may result in termination or waiver of such rights. A copy of section 1701.85 of the ORC is attached to this joint proxy statement/prospectus as Appendix E and is incorporated herein by reference.

To perfect dissenting shareholders’ rights, a dissenting DSW shareholder must satisfy each of the following conditions and must otherwise comply with section 1701.85:

•	Must be a shareholder of record. A dissenting shareholder must be a record holder of DSW common shares on March 22, 2011, the record date established for determining those shareholders entitled to vote on the proposal to adopt the merger agreement and approve the merger. Because only shareholders of record on the record date may exercise dissenting shareholders’ rights, any person who beneficially owns shares that are held of record by a broker, fiduciary, nominee or other holder and who desires to exercise dissenting shareholders’ rights must, in all cases, instruct the record holder of the shares to satisfy all of the requirements outlined under section 1701.85 of the ORC.

•	Does not vote in favor of the merger agreement and approving the merger. A dissenting shareholder must not vote his, her or its shares in favor of the proposal to adopt the merger agreement and approve the merger at the DSW shareholders meeting. Failing to vote or abstaining from voting does not waive a dissenting shareholder’s rights. However, a proxy returned to DSW signed but not marked to specify voting instructions will be voted in favor of the proposal to adopt the merger agreement and the merger and will be deemed a waiver of dissenting shareholders’ rights. A dissenting shareholder may revoke such person’s proxy at any time before its exercise by delivering to DSW prior to the special meeting a written notice of revocation addressed to the Secretary at the corporate headquarters, 810 DSW Drive, Columbus, Ohio 43219; delivering to the Secretary prior to the special meeting a properly executed proxy with a later date; or attending the special meeting and giving notice of revocation in person.

•	File a written demand. Not later than ten days after the date upon which DSW shareholders vote upon the adoption of the merger agreement and approval of the merger, any shareholder seeking to perfect dissenting shareholders’ rights must make a written demand upon DSW for the fair cash value of the DSW common shares so held by him, her or it. Any written demand must specify the shareholder’s name and address, the number and class of shares held by him, her or it on the record date, and the amount claimed as the “fair cash value” of the shares. DSW will not notify shareholders of the expiration of this ten day period. Voting against the adoption of the merger agreement is not a written demand as required by section 1701.85 of the ORC.

•	Deliver certificates for placement of a legend. If DSW sends a request to the dissenting shareholder at the address specified in the dissenting shareholder’s demand, the dissenting shareholder must submit his, her or its share certificates to DSW within 15 days of such request for endorsement thereon by DSW that a demand for the fair cash value of the DSW common shares has been made. Such a request is not an admission by DSW that a dissenting shareholder is entitled to relief. DSW will promptly return the share certificates to the dissenting shareholder. At the option of DSW, a dissenting shareholder who fails to deliver his, her or its certificate upon request may have his, her or its dissenting shareholder’s rights terminated, unless a court for good cause shown otherwise directs.

DSW and a dissenting shareholder may come to an agreement as to the fair cash value of the dissenting shareholder’s DSW common shares. If DSW and any dissenting shareholder cannot agree upon the fair cash value of the DSW common shares, then either DSW or the dissenting shareholder may, within three months after service of the dissenting shareholder’s demand for fair cash value, file a petition in the Court of Common Pleas in Franklin County, Ohio for a determination that the shareholder is entitled to exercise dissenting shareholders’ rights and to determine the fair cash value of the DSW common shares. The cost of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, will be assessed as the court considers equitable.

“Fair cash value” is the amount that a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay. In no event will the fair cash value be in excess of the amount specified in the dissenting shareholder’s demand. Fair cash value is determined as of the day before the meeting to adopt the merger agreement and approval of the merger. The amount of the fair cash value excludes any appreciation or depreciation in market value of the shares resulting from the merger. The fair cash value of the shares may be higher, the same as, or lower than the market value of the shares on the date of the merger. Shareholders should be aware that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a merger are not opinions as to, and do not in any way address, fair cash value under section 1701.85 of the ORC.

Payment of the fair cash value must be made within 30 days after the later of the final determination of such value or the closing date of the merger. Such payment shall be made only upon simultaneous surrender to DSW of the share certificates for which such payment is made.

A dissenting shareholder’s rights to receive the fair cash value of such person’s DSW common shares will terminate if:

•	the dissenting shareholder has not complied with section 1701.85 of the ORC;

•	the merger is abandoned or is finally enjoined or prevented from being carried out, or DSW shareholders rescind their adoption of the merger agreement and approval of the merger;

•	the dissenting shareholder withdraws his, her or its demand with the consent of the DSW board of directors; or

•	the dissenting shareholder and the DSW board of directors have not agreed on the fair cash value per share and neither has filed a timely complaint within three months after delivering his, her or its demand for fair cash value in the Court of Common Pleas of Franklin County, Ohio.

All rights accruing from DSW common shares, including voting and dividend and distribution rights, are suspended from the time a dissenting shareholder makes a demand for payment with respect to such shares until the termination or satisfaction of the rights and obligations of the dissenting shareholder and DSW arising from such demand. During this period of suspension, any dividend or distribution paid on the common shares will be paid to the record owner as a credit upon the fair cash value thereof. If a shareholder’s dissenters’ rights are terminated other than by purchase by DSW of the dissenting shareholder’s common shares, then at the time of termination all rights will be restored and all distributions that would have been made, but for suspension, will be made.

Retail Ventures Shareholders

If the merger agreement is adopted and the merger is approved, a holder of Retail Ventures common shares who does not vote in favor of adopting the merger agreement and approving the merger may be entitled to seek relief as a dissenting shareholder under section 1701.85 of the ORC.

The following is a summary of the principal steps a Retail Ventures shareholder must take to perfect dissenting shareholders’ rights under the ORC. This summary is qualified by reference to section 1701.85 and other provisions of the ORC. Any shareholder contemplating exercise of dissenting shareholders’ rights is urged to carefully review the provisions of section 1701.85 and to consult an attorney, since failure to follow fully and precisely the procedural requirements of the statute may result in termination or waiver of such rights. A copy of section 1701.85 of the ORC is attached to this joint proxy statement/prospectus as Appendix E and is incorporated herein by reference.

To perfect dissenting shareholders’ rights, a dissenting Retail Ventures shareholder must satisfy each of the following conditions and must otherwise comply with section 1701.85:

•	Must be a shareholder of record. A dissenting shareholder must be a record holder of Retail Ventures common shares on March 22, 2011, the record date established for determining those shareholders entitled to vote on the proposal to adopt the merger agreement and approve the merger. Because only shareholders of record on the record date may exercise dissenting shareholders’ rights, any person who beneficially owns shares that are held of record by a broker, fiduciary, nominee or other holder and who desires to exercise dissenting shareholders’ rights must, in all cases, instruct the record holder of the shares to satisfy all of the requirements outlined under section 1701.85 of the ORC.

•	Does not vote in favor of the merger agreement and approving the merger. A dissenting shareholder must not vote his, her or its shares in favor of the proposal to adopt the merger agreement and approve the merger at the Retail Ventures shareholders meeting. Failing to vote or abstaining from voting does not waive a dissenting shareholder’s rights. However, a proxy returned to Retail Ventures signed but not marked to specify voting instructions will be voted in favor of the proposal to adopt the merger agreement and the merger and will be deemed a waiver of dissenting shareholders’ rights. A dissenting shareholder may revoke his, her or its proxy at any time before its exercise by delivering to Retail Ventures prior to the special meeting a written notice of revocation addressed to the Secretary at the corporate headquarters, 4150 East 5th Avenue, Columbus, Ohio 43219; delivering to the Secretary prior to the special meeting a properly executed proxy with a later date; or attending the special meeting and giving notice of revocation in person.

•	File a written demand. Not later than ten days after the date upon which Retail Ventures shareholders vote upon the adoption of the merger agreement and approval of the merger, any shareholder seeking to perfect dissenting shareholders’ rights must make a written demand upon Retail Ventures for the fair cash value of the Retail Ventures common shares so held by him, her or it. Any written demand must specify the shareholder’s name and address, the number and class of shares held by him, her or it on the record date, and the amount claimed as the “fair cash value” of the shares. Retail Ventures will not notify shareholders of the expiration of this ten day period. Voting against the adoption of the merger agreement is not a written demand as required by section 1701.85 of the ORC.

•	Deliver certificates for placement of a legend. If Retail Ventures sends a request to the dissenting shareholder at the address specified in the dissenting shareholder’s demand, the dissenting shareholder must submit his, her or its share certificates to Retail Ventures within 15 days of such request for endorsement thereon by Retail Ventures that a demand for the fair cash value of the Retail Ventures common shares has been made. Such a request is not an admission by Retail Ventures that a dissenting shareholder is entitled to relief. Retail Ventures will promptly return the share certificates to the dissenting shareholder. At the option of Retail Ventures, a dissenting shareholder who fails to deliver his, her or its certificate upon request may have his, her or its dissenting shareholder’s rights terminated, unless a court for good cause shown otherwise directs.

Retail Ventures and a dissenting shareholder may come to an agreement as to the fair cash value of the dissenting shareholder’s Retail Ventures common shares. If Retail Ventures and any dissenting shareholder cannot agree upon the fair cash value of the Retail Ventures common shares, then either Retail Ventures or the dissenting shareholder may, within three months after service of the dissenting shareholder’s demand for fair cash value, file a petition in the Court of Common Pleas in Franklin County, Ohio for a determination that the shareholder is entitled to exercise dissenting shareholders’ rights and to determine the fair cash value of the common shares. The cost of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, will be assessed as the court considers equitable.

“Fair cash value” is the amount that a willing seller, under no compulsion to sell, would be willing to accept, and that a willing buyer, under no compulsion to purchase, would be willing to pay. In no event will the fair cash value be in excess of the amount specified in the dissenting shareholder’s demand. Fair cash value is determined as of the day before the meeting to adopt the merger agreement and approve the merger. The amount of the fair cash value excludes any appreciation or depreciation in market value of the shares resulting from the merger. The fair cash value of the shares may be higher, the same as, or lower than the value that Retail Ventures shareholders would be entitled to receive under the terms of the merger agreement. Shareholders should be aware that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a merger are not opinions as to, and do not in any way address, fair cash value under section 1701.85 of the ORC.

Payment of the fair cash value must be made within 30 days after the later of the final determination of such value or the closing date of the merger. Such payment shall be made only upon simultaneous surrender to Retail Ventures of the share certificates for which such payment is made.

A dissenting shareholder’s rights to receive the fair cash value of their Retail Ventures common shares will terminate if:

•	the dissenting shareholder has not complied with section 1701.85 of the ORC;

•	the merger is abandoned or is finally enjoined or prevented from being carried out, or Retail Ventures shareholders rescind their adoption of the merger agreement and approval of the merger;

•	the dissenting shareholder withdraws his, her or its demand with the consent of the Retail Ventures board of directors; or

•	the dissenting shareholder and the Retail Ventures board of directors have not agreed on the fair cash value per share and neither has filed a timely complaint within three months after delivering his, her or its demand for fair cash value in the Court of Common Pleas of Franklin County, Ohio.

All rights accruing from Retail Ventures common shares, including voting and dividend and distribution rights, are suspended from the time a dissenting shareholder makes a demand for payment with respect to such shares until the termination or satisfaction of the rights and obligations of the dissenting shareholder and Retail Ventures arising from such demand. During this period of suspension, any dividend or distribution paid on the common shares will be paid to the record owner as a credit upon the fair cash value thereof. If a shareholder’s dissenters’ rights are terminated other than by purchase by Retail Ventures of the dissenting shareholder’s common shares, then at the time of termination all rights will be restored and all distributions that would have been made, but for suspension, will be made.

Regulatory Approval

To complete the merger, DSW and Retail Ventures are required to maintain the effectiveness of the IRS Private Letter Rulings, which are described in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 66, and DSW is required to obtain the approval of the listing of the DSW class A common shares to be issued in the merger on the NYSE. DSW and Retail Ventures currently are not aware of additional material governmental consents, approvals, or filings that are required prior to the parties’ consummation of the merger, and the merger is not subject to the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If additional material consents, approvals, or filings are required to complete the merger, it is presently contemplated that such consents, approvals or filings will be sought or made. The parties’ obligations to complete the merger are conditioned upon the absence of any injunction prohibiting the merger.

DSW and Retail Ventures will seek to complete the merger in the second quarter of DSW’s 2011 fiscal year. While DSW and Retail Ventures currently do not expect any action by a regulatory authority to enjoin or prohibit the merger or otherwise impose conditions upon or changes to the merger, there can be no assurance that there will not be any such actions, conditions or changes, and any such actions, conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on the parties or limiting revenues following the merger.

Litigation Relating to the Merger

Purported shareholders of Retail Ventures have filed two putative shareholder class action lawsuits in an Ohio state court captioned as follows: Steamfitters local #449 Retirement Security Fund v. Schottenstein, et. al (“Steamfitters”), and Farkas v. Retail Ventures, Inc. (“Farkas”). The Steamfitters action is brought against Retail Ventures and its directors and chief executive officer (referred to, collectively, as the Retail Ventures defendants) and DSW. The Farkas action is brought against Retail Ventures and its directors, and DSW and Merger Sub. The Steamfitters action alleges, among other things, that Retail Ventures and its directors breached their fiduciary duties by approving the merger agreement, and that Retail Ventures’ chief executive officer and DSW aided and abetted in these alleged breaches of fiduciary duty. The Farkas action alleges, among other things, that the Retail Ventures’ board of directors breached its fiduciary duties by approving the merger agreement and failing to disclose certain alleged material information, and that Retail Ventures and DSW aided and abetted these alleged breaches of fiduciary duty. Both complaints seek, among other things, to enjoin the shareholder vote on the merger, as well as money damages. In order to avoid the costs associated with the litigation, the defendants have agreed in principle to the terms of a disclosure-based settlement of the lawsuits. The agreement in principle contemplates, among other things, additional public disclosure with respect to the merger. Based upon the agreement in principle, the proposed disclosure is included in this joint proxy statement/prospectus. The agreement in principle is subject to negotiation of a memorandum of understanding, potential agreement with respect to fees to be paid to plaintiffs’ counsel, definitive settlement documents, and final court approval. If the parties are unable to obtain final court approval of the settlement, then the litigation may proceed, and the outcome of any such litigation is inherently uncertain.

The Merger Agreement

The following summary describes certain aspects of the merger, including material provisions of the merger agreement. This summary may not include all of the information about the merger agreement that is important to you. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the Agreement and Plan of Merger, which is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety.

The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide you with any factual information about any party to the merger agreement, including any information about their condition (financial or otherwise). Specifically, although the merger agreement contains representations and warranties of each of DSW, Retail Ventures, and Merger Sub, the assertions embodied in those representations and warranties were made for purposes of the merger agreement and the closing conditions under the merger agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement, including exceptions and other information contained in the confidential disclosure schedules that the parties exchanged in connection with signing the merger agreement that are not included in this joint proxy statement/prospectus. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures. Accordingly, you should not look to or rely on such representations and warranties for information about the parties to the merger agreement. You should read the merger agreement together with the other information in this joint proxy statement/prospectus and that we publicly file in reports and statements with the SEC. See the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 130.

The Merger

Each of the independent members of the DSW board of directors, the Retail Ventures board of directors and the sole member of Merger Sub approved the merger agreement, which provides for the merger of Retail Ventures with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of DSW.

Effective Time

The merger will become effective when a certificate of merger is filed with the Ohio Secretary of State (or at a later time as specified in the certificate of merger). DSW and Retail Ventures will cause the certificate of merger to be filed as soon as practicable on or after the closing, which will take place on the second business day after the satisfaction or (to the extent permitted by applicable law) waiver of the parties’ conditions to completion of the merger, or on such other date as agreed to by DSW and Retail Ventures. See the section entitled “— Conditions to the Completion of the Merger” beginning on page 85.

Consideration to be Received in the Merger

Upon completion of the merger, each Retail Ventures common share outstanding immediately prior to the effective time of the merger will be canceled and automatically converted into the right to receive 0.435 fully paid and non-assessable DSW class A common shares, or if the shareholder properly and timely elects to do so, the shareholder may receive an equal number of DSW class B common shares in lieu of DSW class A common shares, plus any cash payable in respect of any fractional DSW common shares, as described below in the section entitled “— Fractional Shares” beginning on page 75.

After the merger is effective, each holder of a certificate or book entry position formerly representing Retail Ventures common shares will no longer have any rights as a shareholder of Retail Ventures with respect to the shares, except for the right to receive the merger consideration.

Adjustments

The exchange ratio will be appropriately adjusted if, at any time between the signing of the merger agreement and the effective time of the merger, there is any change in the number or class of the outstanding shares of DSW or Retail Ventures, by reason of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with a record date during that period.

Dividends and Distributions

No dividends or other distributions declared or made after the effective time of the merger on DSW common shares with a record date after such effective time will be paid to Retail Ventures shareholders, until such shareholder surrenders his, her, or its Retail Ventures common shares for exchange.

Fractional Shares

DSW will not issue any fractional DSW class A common shares or DSW class B common shares in connection with the merger. Instead, each holder of Retail Ventures common shares who would otherwise be entitled to receive a fraction of a DSW class A common share or DSW class B common share (after aggregating all DSW class A common shares and DSW class B common shares held by such holder) will receive cash, without interest, in an amount equal to the fraction multiplied by the closing price of DSW class A common shares on the NYSE on the last trading day immediately preceding the closing date of the merger.

Merger Consideration Election Procedures

No later than the mailing of this joint proxy statement/prospectus, each Retail Ventures common shareholder will be mailed an election form that will permit the holder to elect to receive DSW class B common shares in lieu of DSW class A common shares as merger consideration. All Retail Ventures common shareholders who do not complete an election form will become entitled to receive the merger consideration in the form of DSW class A common shares. The deadline for completing an election form is 5:00 p.m., New York time, on the fifth business day prior to the effective time of the merger. DSW will publicly announce the anticipated deadline at least ten business days prior to the anticipated effective time of the merger. If the effective time of the merger is delayed to a subsequent date, the election deadline will be delayed by the same number of days, and DSW will promptly announce any such delay and, when determined, the rescheduled election deadline. Any election form may be revoked or changed by the person submitting the election form by written notice received by the exchange agent prior to the election deadline. The exchange agent has reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in an election form, and any good faith decisions of the exchange agent regarding such matters are binding and conclusive. DSW and Retail Ventures have no obligation to notify a shareholder of any defect in any election form submitted by the shareholder.

Conversion of Shares; Exchange Procedures

The conversion of Retail Ventures common shares into the right to receive the merger consideration will occur automatically at the effective time of the merger. No later than the mailing of this joint proxy statement/prospectus, DSW will select an exchange agent reasonably satisfactory to Retail Ventures to exchange certificates or book entries, as applicable, which immediately prior to the effective time of the merger represented Retail Ventures common shares, for the applicable DSW common shares to be issued to Retail Ventures shareholders.

On or prior to the effective time of the merger, DSW will deposit such DSW common shares constituting the merger consideration with the exchange agent. From time to time after the effective date of the merger, as necessary, DSW will also make available cash in an amount sufficient to pay cash in lieu of fractional DSW class A common shares and DSW class B common shares, and, if required pursuant to the merger agreement, any dividends or distributions on DSW common shares with a record date after the completion of the merger.

Promptly following the effective time of the merger, the exchange agent will mail to each record holder of Retail Ventures common shares a letter of transmittal and instructions for surrendering the record holder’s share certificates in exchange for certificates representing the DSW class A common shares or DSW class B common shares issuable to each such holder pursuant to the merger. Those holders of Retail Ventures common shares who properly surrender their Retail Ventures share certificates (or uncertificated shares) in accordance with the exchange agent’s instructions will receive (a) the DSW class A common shares or DSW class B common shares issuable to each such holder pursuant to the merger, (b) cash, without interest, in lieu of any fractional DSW class A common share or DSW class B common share issuable to any such holders, and (c) dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement. Following the completion of the merger, Retail Ventures will not register any transfers of Retail Ventures common shares on its share transfer books.

DSW, Merger Sub, and the exchange agent will each be entitled to deduct and withhold from the merger consideration and from any cash dividends or other distributions, if any, to which a holder is entitled under the terms of the merger agreement such amounts as it is required to deduct or withhold under any United States federal, state, local, or foreign tax law. If DSW, Merger Sub, or the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Any portion of the merger consideration payable pursuant to the merger agreement and supplied to the exchange agent which remains unclaimed by the holders of Retail Ventures common shares for 12 months after the effective time of the merger will be returned to DSW upon demand. Thereafter, a holder of Retail Ventures common shares must look only to DSW for payment of the applicable merger consideration to which the holder is entitled under the terms of the merger agreement.

Lost Certificates

If a certificate representing shares of Retail Ventures common shares has been lost, stolen or destroyed, the exchange agent will issue the merger consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction, and if required by DSW, the delivery of a bond in such amount as DSW or the exchange agent may reasonably direct as indemnity.

Treatment of Stock Options, Stock Appreciation Rights, and Restricted Stock

At the effective time of the merger, options to purchase shares of, and stock appreciation rights based on, Retail Ventures common shares, and all other compensatory awards based on Retail Ventures common shares will be converted into and become, respectively, options to purchase, or, as the case may be, stock appreciation rights based on DSW class A common shares and, with respect to all other compensatory awards, awards based on DSW class A common shares, in each case on terms substantially identical to those in effect immediately prior to the effective time of the merger (after giving effect to any acceleration of vesting that occurs by reason of the merger and any related transactions).

Each converted stock option or stock appreciation right may be exercised solely to purchase or otherwise in respect of DSW class A common shares. The number of DSW class A common shares issuable upon exercise of such converted option or stock appreciation right will be equal to the number of shares of Retail Ventures that were issuable upon exercise under the corresponding Retail Ventures option or stock appreciation right immediately prior to the effective time of the merger multiplied by the exchange ratio, rounded down to the nearest whole share. The per share exercise price under the converted option or stock appreciation right will be the per share exercise price of the corresponding Retail Ventures stock option or stock appreciation right immediately prior to the effective time divided by the exchange ratio, rounded up to the nearest whole cent. The number of DSW class A common shares subject to other types of converted awards will be determined by multiplying the number of Retail Ventures common shares subject to the corresponding Retail

Ventures award immediately prior to the effective time by the exchange ratio, rounded down to the nearest whole share.

Treatment of Warrants

Merger Sub will assume by operation of law, as of the effective time of the merger, the warrants issued by Retail Ventures to purchase either Retail Ventures common shares or DSW class A common shares held by Retail Ventures to the extent such warrants remain outstanding immediately prior to the effective time of the merger. Following the effective time of the merger, the right to exercise such warrants for DSW class A common shares will continue in accordance with the terms of the warrants. Following the effective time of the merger, each warrant to purchase either Retail Ventures common shares or DSW class A common shares will, in accordance with the terms of the warrants, represent the right to purchase a number of DSW class A common shares equal to the number of Retail Ventures common shares that could have been purchased pursuant to such warrant immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole share. The per share exercise price of each warrant will be the exercise price applicable under such warrant for Retail Ventures common shares immediately prior to the effective time of the merger, divided by the exchange ratio, rounded up to the nearest whole cent.

Treatment of PIES

Merger Sub will assume, as of the effective time of the merger, by supplemental indenture and supplemental agreement, all of Retail Ventures’ obligations with respect to the PIES.

Articles of Organization and Operating Agreement; Directors and Executive Officers

At the effective time of the merger, each of the articles of organization and operating agreement of Merger Sub as in effect immediately prior to the effective time will be the articles of organization and operating agreement of the surviving company until amended in accordance with their respective provisions and applicable law.

The merger agreement provides that the officers of Merger Sub immediately prior to the effective time of the merger will be the officers of the surviving entity of the merger. The merger agreement provides that DSW will increase the size of its board of directors from 11 members to 12 members and fill this vacancy with a current member of the Retail Ventures board. DSW and Retail Ventures currently anticipate that this director will be Henry L. Aaron.

Representations and Warranties

The merger agreement contains representations and warranties made by each of DSW and Merger Sub, on the one hand, and Retail Ventures, on the other hand. These representations and warranties were made for the purposes, and subject to the qualifications, limitations and exceptions, described in the introduction to this section.

The merger agreement contains representations and warranties of DSW as to, among other things:

•	organization, standing and power;

•	capital structure;

•	authorization, execution, delivery, consummation and the enforceability of the merger agreement and related matters;

•	absence of violations of or conflicts with governing documents, applicable law or certain agreements as a result of entering into the merger agreement and completing the merger;

•	required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	SEC filings and financial statements;

•	absence of undisclosed liabilities;

•	compliance with applicable laws and reporting requirements;

•	legal proceedings;

•	tax matters;

•	benefit plans;

•	absence of certain changes or events including any material adverse effect;

•	board approval;

•	vote required for adoption of the merger agreement by DSW shareholders;

•	brokers or finders; and

•	receipt of a fairness opinion from Goldman Sachs.

The merger agreement contains representations and warranties made by Retail Ventures as to, among other things:

•	organization, standing and power;

•	capital structure;

•	authorization, execution, delivery, consummation and the enforceability of the merger agreement and related matters;

•	absence of violations of or conflicts with governing documents, applicable law or certain agreements as a result of entering into the merger agreement and completing the merger;

•	required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	SEC filings and financial statements;

•	absence of undisclosed liabilities;

•	compliance with applicable laws and reporting requirements;

•	legal proceedings;

•	tax matters;

•	benefit plans;

•	absence of certain changes or events including any material adverse effect;

•	board approval;

•	vote required for adoption of the merger agreement by Retail Ventures’ shareholders;

•	brokers or finders; and

•	receipt by its special committee of an opinion of Houlihan Lokey as to the fairness from a financial point of view to the unaffiliated Retail Ventures shareholders of the exchange ratio.

With certain limited exceptions, Retail Ventures’ representations and warranties relate solely to Retail Ventures and its subsidiaries, excluding its interest in DSW.

Certain representations and warranties of DSW and Retail Ventures are qualified as to materiality or as to “material adverse effect.” With respect to DSW, material adverse effect is not specifically defined. With respect to Retail Ventures, a “material adverse effect,” other than with respect to any litigation concerning the merger, means an adverse effect on the financial condition, properties, businesses or results of operations of Retail Ventures and its subsidiaries taken as a whole in an amount greater than $17.5 million that is neither reflected nor reserved for in the consolidated financial statements of Retail Ventures included in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2010, nor an ordinary course operating expense or expense relating to the merger. None of the following will be deemed material or is considered to be a material adverse effect with respect to Retail Ventures:

•	changes in prevailing economic, political, or market conditions;

•	changes in generally accepted accounting principles or requirements or interpretations thereof;

•	changes in applicable laws or interpretations thereof by any governmental entity;

•	the execution, delivery and performance of the merger agreement or the consummation of the transactions contemplated by the merger agreement or the announcement thereof or any action taken pursuant to and in accordance with the merger agreement;

•	any outbreak of major hostilities, act of terrorism, act of God or other force majeure event; or

•	changes in Retail Ventures’ stock price or trading volume (unless due to a change or event that would separately constitute a material adverse effect with respect to Retail Ventures).

However, a material adverse effect with respect to Retail Ventures could arise from the items listed in the first, second, third and fifth bullets above if such events have a disproportionate effect on Retail Ventures.

Covenants Relating to Conduct of Business Prior to the Merger

Retail Ventures has undertaken certain covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, unless contemplated by the merger agreement or consented to by DSW, Retail Ventures and its subsidiaries have agreed to conduct their business in the ordinary course and to use their reasonable best efforts to preserve intact their present business organizations and assets, maintain their rights, franchises, licenses and other authorizations issued by governmental authorities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses will not be impaired in any material respect at the closing of the merger, recognizing that Retail Ventures is a holding company with no interests in any active operating business other than DSW. In addition, unless contemplated by the merger agreement or consented to by DSW, Retail Ventures has agreed to certain restrictions limiting its and its subsidiaries’ ability to, among other things:

•	enter into or engage in any new line of business;

•	enter into, terminate or fail to renew any material lease, contract, license or agreement, or make any change to any existing material leases, contracts, licenses or agreements;

•	make any capital expenditures;

•	declare or pay any dividends on or make any distributions in respect of its capital stock;

•	split, combine, or reclassify any of its capital stock;

•	except for agreed upon issuances of Retail Ventures common share awards, issue, authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

•	repurchase, redeem, or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

•	amend or propose to amend its articles of incorporation, code of regulations, or similar organizational documents, or enter into or permit any subsidiary to enter into, a plan of consolidation, merger or reorganization with any person;

•	acquire or agree to acquire, by merger or consolidation with, by purchasing a substantial equity interest in or a substantial portion of the assets, or by partnership or joint venture or any other manner, any business or any corporation, association or other business organization or division thereof or otherwise agree to acquire any material assets, rights or properties;

•	sell, lease, assign, encumber or dispose of any of its material assets, rights or properties;

•	except for an agreement with SEI to borrow up to $30 million, incur, create, assume or prepay any indebtedness for borrowed money, or modify any material terms of such indebtedness, guarantee any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities of Retail Ventures or any of its subsidiaries or guarantee any debt securities;

•	make any loan, advance any capital contribution to, or invest in, any other person;

•	change its methods of accounting or its financial accounting policies or procedures in effect at January 1, 2010, except as required by generally accepted accounting principles;

•	change its annual tax accounting period or material tax accounting method, make or change any tax election, settle or compromise any material tax audit, file any amendment to a material tax return, enter into any material closing agreement, surrender any right to a material refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•	take or cause any action to be taken, which would reasonably be expected to prevent or impede the merger from qualifying as a reorganization within the meaning of section 368(a) of the Code;

•	enter into, adopt, amend, or terminate, or take any action to accelerate rights under any Retail Ventures benefit plan;

•	except as required by any Retail Ventures benefit plan in effect, increase in any manner the compensation benefit of any director, officer, employee, independent contractor or consultant;

•	enter into, amend, or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by the merger agreement;

•	adopt a plan of complete or partial liquidation;

•	waive, release, assign, settle, or compromise any legal action; and

•	amend, modify or waive any provision of the Retail Ventures shareholder rights plan.

DSW has also undertaken certain covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, unless contemplated by the merger agreement or consented to by Retail Ventures, DSW has agreed that DSW and its subsidiaries will conduct their business in the ordinary course and use their reasonable best efforts to preserve intact their present business organizations and assets, maintain their rights, franchises, licenses and other authorizations issued by governmental authorities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses will not be impaired in any material respect at the closing of the merger. In addition, unless contemplated by the merger agreement or consented to by Retail Ventures, DSW has agreed to certain restrictions limiting its and its subsidiaries ability to, among other things:

•	declare or pay any dividends on or make any distributions in respect of its capital stock;

•	split, combine, or reclassify any of its capital stock;

•	issue, authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

•	repurchase, redeem, or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

•	except for the amendments to DSW’s amended articles of incorporation required by the merger agreement, amend or propose to amend its articles of incorporation, code of regulations, or similar organizational documents, or enter into or permit any subsidiary to enter into, a plan of consolidation, merger or reorganization with any person;

•	incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), guarantee any indebtedness for borrowed money, issue or sell any debt securities or warrants or rights to acquire any debt securities of DSW or any of its subsidiaries or guarantee any debt securities, other than (i) in the ordinary course of business or in replacement of existing or maturing indebtedness, (ii) indebtedness of any subsidiary of DSW to DSW or to another subsidiary of DSW, or (iii) indebtedness not exceeding a specified amount;

•	change its material methods of accounting or its financial accounting policies or procedures in effect at January 1, 2010, except as required by generally accepted accounting principles;

•	(i) change its annual tax accounting period, (ii) change any material tax accounting method, (iii) make or change any material tax election, (iv) settle or compromise any material tax audit, (v) file any amendment to a material tax return, (vi) enter into any material closing agreement, (vii) surrender any right to claim a material refund of taxes, or (viii) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to DSW or any of its subsidiaries;

•	take or cause any action to be taken, which would reasonably be expected to prevent or impede the merger from qualifying as a reorganization within the meaning of section 368(a) of the Code;

•	provide, with respect to the grant of any DSW stock award on or after the date of the merger agreement, that the vesting of such award will accelerate or otherwise be affected by the occurrence of any of the transactions contemplated by the merger agreement; or

•	adopt a plan of complete or partial liquidation.

Reasonable Best Efforts

Each party to the merger agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the merger agreement.

Access to Information; Confidentiality

DSW and Retail Ventures each agree to afford to the representatives of the other reasonable access to all properties, books, contracts, records and officers and make available to each other such information concerning its business, properties and personnel as such other party may reasonably request. Neither party is required to provide access or disclose information where such access or disclosure would violate or prejudice the rights of it customers, jeopardize any applicable privilege, or contravene any law or binding agreement. The parties have agreed to hold such information that is nonpublic in confidence and to act to preserve any applicable privilege with respect to such information.

Board of Directors Recommendations

Except as expressly provided by the merger agreement, DSW has agreed to recommend to its shareholders adoption of the merger agreement, approval of the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders, and approval of the amendment of the DSW amended articles of incorporation, which is referred to collectively as the DSW board recommendation, and the DSW board of directors will not:

•	withdraw or modify in any manner adverse to Retail Ventures, the DSW board of directors recommendation; or

•	publicly propose to, or publicly announce that the DSW board of directors has resolved to take any such action.

Except as expressly provided by the merger agreement, Retail Ventures has agreed to recommend to its shareholders adoption of the merger agreement and approval of the merger, referred to collectively as the Retail Ventures board recommendation, and the Retail Ventures board of directors will not:

•	withdraw or modify in any manner adverse to DSW, the Retail Ventures board of directors recommendation; or

•	publicly propose to, or publicly announce that the Retail Ventures board of directors has resolved to take any such action.

No Solicitation of Alternative Proposals

Each of DSW and Retail Ventures has agreed to certain limitations of their ability to take action with respect to other acquisition transactions. Except as set forth below, each of DSW and Retail Ventures has agreed that neither of them will, and they will not cause any of their subsidiaries, or any directors, officers, employees, affiliates, agents or representatives to, initiate, solicit, encourage, or knowingly facilitate the making of any proposal or offer with respect to, an acquisition proposal as described below. In addition, DSW and Retail Ventures may not have any discussion with or provide any confidential information or data to any person relating to an acquisition proposal, engage in any negotiations with respect to an acquisition proposal or knowingly facilitate any effort or attempt to make or implement an acquisition proposal. DSW and Retail Ventures may not approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase, stock purchase, or share exchange agreement, option or similar agreement related to any acquisition proposal.

Under the merger agreement, an “acquisition proposal” means any offer or proposal concerning a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, or any purchase or sale of 15% or more of the consolidated assets of a party and its subsidiaries taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person owning securities representing 15% or more of it or any of its subsidiaries’ total voting power.

Notwithstanding these limitations, prior to the time that each of DSW and Retail Ventures’ respective shareholders adopt the merger agreement, in response to an unsolicited, bona fide written acquisition proposal that did not result from a breach of any non-solicitation covenants, and if DSW’s or Retail Ventures’, as the case may be, board of directors determines in good faith, after consultation with its legal counsel and financial advisors, that such acquisition proposal is, or is reasonably likely to result in a superior proposal and that the failure to take such action would reasonably be expected to be inconsistent with it fiduciary duties under applicable law, such party may:

•	furnish information to the person and its representatives making the acquisition proposal; and

•	participate in discussions or negotiations with the person and its representatives making such acquisition proposal;

provided, that such party:

•	will not disclose any information to such person without first entering into a confidentiality agreement on terms no less favorable than the existing confidentiality agreement between DSW and Retail Ventures; and

•	will provide promptly to DSW or Retail Ventures, as the case may be, any information provided to such third party which was not provided to DSW or Retail Ventures, as the case may be.

In addition, DSW or Retail Ventures, as applicable, may take and disclose to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to any acquisition proposal.

Neither DSW nor Retail Ventures may change its recommendation to its shareholders, or make any public statement that it intends to take such action, unless:

•	such party’s board of directors determines, after consultation with outside legal counsel, that failure to change its recommendation or take such other action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and

•	prior to effecting a change in recommendation, such party engaged in reasonable, good faith negotiations with the other party and considered in good faith, after consulting with its financial and legal advisors, any modifications to the terms and conditions of the merger agreement proposed by the other party to determine whether such modifications cause such party’s board of directors to conclude that such acquisition proposal no longer requires a change in recommendation.

Each of DSW and Retail Ventures must notify the other party of any acquisition proposal received by it, and any information related to an acquisition proposal requested from it, or any discussion or negotiations by such party or its representatives.

Under the merger agreement, “superior proposal” means any bona fide written acquisition proposal (as defined above, except all references to “15%” are deemed to be a reference to “a majority”), which the party’s board of directors concludes in good faith, after consultation with its financial advisors and legal counsel, taking into account the legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal is:

•	more favorable to the unaffiliated shareholders of DSW or Retail Ventures, as the case may be, from a financial point of view, than the transaction contemplated by the merger agreement; and

•	is fully financed or reasonably capable of being fully financed and is otherwise reasonably capable of being completed on the terms proposed.

NYSE Listing

As a condition to the closing, DSW will cause the DSW class A common shares that are to be issued in the merger and reserved for issuance upon exercise, vesting or payment under any Retail Ventures stock award to be assumed by DSW or Merger Sub, to be approved for listing on the NYSE subject to official notice of issuance, prior to the effective time of the merger.

Notification of Certain Matters

The parties have agreed to notify each other of the occurrence or failure to occur of any event which occurrence or failure to occur would be reasonably likely to cause the failure of any closing conditions to the merger.

Prior to the effective time of the merger, DSW and Retail Ventures shall use their reasonable best efforts to approve in advance any dispositions of shares of Retail Ventures common shares or acquisition of DSW common shares in connection with the merger by each individual who is subject to the reporting requirements of section 16(a) of the Exchange Act with respect to Retail Ventures or will become subject to such reporting requirements with respect to DSW, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Fees and Expenses

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the merger is consummated.

Indemnification of Directors and Officers

From and after the effective time of the merger, DSW will indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers, and employees of Retail Ventures against all claims and liabilities arising out of acts or omissions in their capacity as directors, officers, or employees of Retail Ventures or any subsidiary occurring at or prior to the effective time of the merger to the same extent such persons are indemnified or have a right to advancement of expenses as of the date of the merger agreement by Retail Ventures pursuant to Retail Ventures’ articles of incorporation, code of regulations, or indemnification agreements in existence on the date of the merger agreement.

For six years following the effective time of the merger, DSW will purchase and maintain a “tail” directors’ and officers’ liability insurance policy for the persons who, as of the date of the merger agreement or as of the effective time of the merger, are covered by Retail Ventures’ existing directors’ and officers’ liability insurance, with respect to claims arising from facts or events which occurred at or before the effective time of the merger, with substantially the same coverage and amounts and terms and conditions as the existing policies of directors’ and officers’ liability insurance maintained by Retail Ventures, or the maximum coverage available on substantially equivalent terms for a cost not to exceed $1,750,000.

Public Announcements

The parties agreed to develop a joint communications plan related to the merger and the other transactions contemplated thereby and, except as would be required by law or rules of the NYSE where it is impractical, to consult with each other before issuing any press release or otherwise making any public statement with respect to the merger agreement or the transactions contemplated thereby.

Voting Agreement

Unless the merger agreement is terminated or there is a permitted change in the recommendation of the merger by the board of directors of either Retail Ventures or DSW, Retail Ventures has agreed to appear at all DSW meetings and to vote for or cause to be voted all DSW common shares held by Retail Ventures in favor of the merger agreement and the merger and any actions required in the furtherance thereof, including the amendments to the amended articles of incorporation of DSW and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders, and against any other action or agreement that would reasonably be expected to cause the failure of any of the conditions precedent to the closing of the merger unless the merger agreement is terminated or the DSW or Retail Ventures board of directors changes its recommendation to shareholders. Retail Ventures has granted an irrevocable proxy to DSW to vote Retail Ventures’ shares of DSW in this manner and in accordance with these terms. Retail Ventures has also agreed not to sell, tender, pledge, encumber, assign or otherwise dispose of its shares of DSW.

Statement of Net Assets

Retail Ventures has prepared a special-purpose statement of net assets of Retail Ventures, exclusive of Retail Ventures’ investment in DSW, as of January 29, 2011, and engaged a nationally-recognized accounting firm to deliver a report on the statement. Retail Ventures has presented the statement to DSW. DSW may object to the statement if it does not comply with the presentation requirements described in the merger agreement, at which time the parties will cooperate to resolve the objection in good faith as soon as practicable.

In connection with the foregoing, Retail Ventures will also prepare a schedule listing all cash receipts and all cash disbursements of Retail Ventures that individually exceeded or equaled $100,000 from January 30, 2011 through the month end prior to the closing of the merger. Retail Ventures will present a draft of the schedule to DSW no later than two weeks after the month end prior to the closing of the merger. DSW may object to the schedule if it does not comply with the presentation requirements described in the merger agreement, at which time the parties will cooperate to resolve the objection in good faith as soon as practicable.

Preparation of Joint Proxy Statement/Prospectus and Registration Statement

DSW and Retail Ventures will use reasonable best efforts to have the Form S-4 registration statement of which this joint proxy statement/prospectus is a part declared effective as promptly as practicable, and will mail the joint proxy statement/prospectus to DSW and Retail Ventures shareholders. DSW and Retail Ventures will generally cooperate on all matters related to the preparation and filing of this joint proxy statement/prospectus.

Shareholders’ Meetings

Each of DSW and Retail Ventures will, as promptly as practicable after the Form S-4 registration statement of which this joint proxy statement/prospectus is a part is declared effective under the Securities Act, take all action necessary in accordance with applicable laws and their respective organizational documents, and duly give notice of, convene and hold a meeting of its shareholders to consider the proposals discussed in this joint proxy statement/prospectus.

Except in the case of a permitted change of the recommendation by the Retail Ventures board of directors, Retail Ventures will, through its board of directors, recommend that its shareholders approve the proposals discussed in this joint proxy statement/prospectus and will use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the proposals in accordance with applicable laws. Except in the case of a permitted change of the recommendation by the DSW board of directors, DSW will, through its board of directors, recommend that its shareholders approve the proposals discussed in this joint proxy statement/prospectus and will use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the proposals in accordance with applicable laws.

Each of DSW and Retail Ventures will use reasonable best efforts to hold their respective special meeting of shareholders on the same date as the other party.

Conditions to Completion of the Merger

Pursuant to the merger agreement, each party’s obligation to effect the merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	Retail Ventures will have obtained the requisite shareholder approval for the adoption of the merger agreement and the approval of the merger;

•	DSW will have obtained the requisite shareholder approval for the adoption of the merger agreement and the approval of the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders, and the amendments to the DSW amended articles of incorporation;

•	the DSW class A common shares to be issued in the merger or pursuant to Retail Ventures stock awards to be assumed by DSW in the merger will have been approved for listing on the NYSE subject to official notice of issuance;

•	this Registration Statement on Form S-4 will have become effective under the Securities Act, and no stop order or similar restraining order by the SEC suspending the effectiveness of the Form S-4 will be in effect; and

•	no outstanding judgment, injunction, order or decree of a court or other governmental entity will prohibit or enjoin the merger or the other transactions contemplated by the merger agreement.

DSW and Merger Sub’s obligations to complete the merger are also subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	the following representations and warranties made by Retail Ventures must be true and correct in all respects as of the effective time of the merger:

•	organization, standing and power;

•	capital structure;

•	authority; and

•	absence of certain changes or events;

•	all other representations made by Retail Ventures must be true and correct as of the effective time of the merger as if made at and as of the effective time (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of the effective time would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on Retail Ventures;

•	Retail Ventures will have performed in all material respects the obligations and agreements and complied in all material respects with the covenants to be performed and complied with by it under the merger agreement prior to the closing (and DSW will have received an executed officer’s certificate of Retail Ventures to that effect);

•	the IRS Private Letter Rulings with respect to the merger will continue to remain in full force and effect, or if not, DSW will have received the opinion of tax counsel to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code;

•	the aggregate number of Retail Ventures dissenting shares will not exceed a number equal to 10% of the outstanding Retail Ventures common shares; and

•	Retail Ventures will have received a report from a nationally recognized accounting firm with respect to a special-purpose statement of net assets of Retail Ventures, exclusive of Retail Ventures’ investment in DSW, as of January 29, 2011, and the schedule of cash receipts and disbursements, and will have delivered a copy of the report to DSW.

Retail Ventures’ obligations to complete the merger are also subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•	the following representations and warranties made by DSW and Merger Sub must be true and correct in all respects as of the effective time of the merger:

•	organization, standing and power;

•	capital structure;

•	authority; and

•	absence of certain changes or events;

•	all other representations made by DSW and Merger Sub must be true and correct as of the effective time of the merger as if made at and as of the effective time (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties must be true and correct in all material respects as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of the effective time would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on DSW;

•	DSW and Merger Sub will have performed in all material respects the obligations and agreements and complied in all material respects with the covenants to be performed and complied with by them under the merger agreement prior to the closing (and Retail Ventures will have received an executed officer’s certificate of DSW to that effect); and

•	the IRS Private Letter Rulings with respect to the merger will continue to remain in full force and effect, or if not, Retail Ventures will have received the opinion of Skadden Arps, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

Termination

Under the terms of the merger agreement, the merger agreement may be terminated at any time prior to the effective time of the merger whether before or after the DSW and/or Retail Ventures shareholder approvals have been obtained, under the following circumstances:

•	by written mutual consent of DSW, Retail Ventures and Merger Sub;

•	by either DSW or Retail Ventures, upon written notice to the other, if a governmental entity shall have issued a judgment, injunction, order or decree permanently restraining, enjoining or otherwise prohibiting the merger or other transactions contemplated by the merger agreement, and such judgment, injunction or order or decree has become final and non-appealable, provided that such right to terminate will not be available to a party whose failure to perform or comply with its reasonable efforts obligations has been the cause of, or resulted in, such action;

•	by either DSW or Retail Ventures, upon written notice to the other, if the merger has not been consummated on or before August 1, 2011; provided that such right will not be available to any party whose failure to perform or comply with any material provision of the merger agreement has been the cause of or resulted in the failure of the effective time of the merger to occur on or before such date;

•	by either DSW or Retail Ventures, if the merger has been submitted to the shareholders of DSW for adoption at a duly convened DSW shareholders meeting and the required DSW vote has not been obtained at such DSW shareholders meeting (including any adjournments or postponements thereof); provided, however, that such right will not be available to any party where the failure to obtain the required DSW vote has been caused by or is related to such party’s material breach of the merger agreement;

•	by either DSW or Retail Ventures, if the merger has been submitted to the shareholders of Retail Ventures for adoption at a duly convened Retail Ventures shareholders meeting and the required Retail Ventures vote will not have been obtained at such Retail Ventures shareholders meeting (including any adjournments or postponements thereof); provided, however, that this right to terminate will not be available to any party where the failure to obtain the required Retail Ventures vote will have been caused by or related to such party’s material breach of the merger agreement;

•	by Retail Ventures, if prior to the receipt of the required Retail Ventures shareholder vote:

•	the Retail Ventures board of directors has received a superior proposal;

•	Retail Ventures has not violated its obligations under the merger agreement with respect to such superior proposal and has paid (or concurrently pays) an amount equal to all of the DSW’s reasonably documented covered transaction expenses;

•	the Retail Ventures board of directors has provided DSW with at least five business days’ advance written notice of its intention to terminate the merger agreement and substantially simultaneously provides DSW with a copy of the definitive agreement providing for the implementation of such superior proposal; and

•	the Retail Ventures board of directors has approved, and Retail Ventures concurrently enters into, such definitive agreement for such superior proposal;

•	by DSW, if prior to the receipt of the required DSW shareholder vote:

•	the DSW board of directors has received a superior proposal;

•	DSW has not violated its obligations with respect to such superior proposal and has paid (or concurrently pays) an amount equal to all of the Retail Ventures, reasonably documented covered transaction expenses;

•	the DSW board of directors has provided Retail Ventures with at least five business days’ advance written notice of its intention to terminate the merger agreement and substantially simultaneously provides Retail Ventures with a copy of the definitive agreement providing for the implementation of such superior proposal; and

•	the DSW board of directors has approved, and DSW concurrently enters into, such definitive agreement for such superior proposal;

•	by DSW, upon written notice to Retail Ventures, if:

•	a change in Retail Ventures’ recommendation of the board of directors has occurred; provided that the right of DSW to terminate will only be available to DSW for 15 business days following notice from Retail Ventures that a change of recommendation has occurred; or

•	Retail Ventures has breached or failed to perform in any respect its obligations with respect to third party acquisition proposals;

•	by Retail Ventures, upon written notice to DSW, if:

•	a change in DSW’s recommendation of the board of directors has occurred; provided that the right of Retail Ventures to terminate will only be available to Retail Ventures for 15 business days following notice from DSW that a change of recommendation has occurred; or

•	DSW has breached or failed to perform in any respect its obligations with respect to third party acquisition proposals; or

•	by either DSW or Retail Ventures, upon written notice to the other party, if there has been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the closing date, the failure of such other party’s closing conditions, and which breach has not been cured within 45 days following written notice thereof to the breaching party, or, by its nature, cannot be cured within such time period.

Effect of Termination

DSW has agreed to pay Retail Ventures all of its reasonably documented transaction expenses up to a maximum of $10 million if (i) either party terminates the merger agreement due to the failure to obtain the requisite DSW shareholder votes (unless prior to the DSW shareholders meeting the Retail Ventures board of directors has changed its recommendation), or (ii) DSW terminates the merger agreement to accept a superior proposal.

Retail Ventures has agreed to pay DSW all of its reasonably documented transaction expenses up to a maximum of $10 million if (i) the merger agreement is terminated by DSW or Retail Ventures if either party terminates the merger agreement due to the failure to obtain the requisite Retail Ventures shareholder vote (unless prior to the Retail Ventures shareholders meeting the DSW board of directors has changed its recommendation), or (ii) Retail Ventures terminates the merger agreement to accept a superior proposal.

Amendment and Waiver

The merger agreement may be amended by the parties at any time before or after receipt of either or both of the votes by DSW and Retail Ventures shareholders required to adopt the merger agreement and approve the merger; provided, however, that after any such approval, no amendment shall be made which by law requires further approval or authorization by shareholders of DSW or Retail Ventures, as applicable, without such further approval or authorization. The merger agreement may not be amended except by an instrument in writing signed and delivered on behalf of each of the parties. Any waiver of a provision of the merger agreement must be in writing.

Specific Performance

The parties are entitled to seek specific performance to enforce the terms of the merger agreement and are entitled to seek an injunction restraining any violation or threatened violation of any terms of the merger agreement. The merger agreement, except for the indemnification and insurance provisions described above, does not confer upon any person other than the parties to the merger agreement any rights or remedies.

Governing Law; Jurisdiction

The merger agreement is governed by and construed in accordance with Ohio law, without giving effect to choice of law principles thereof. Any matters related to the merger agreement or the transactions contemplated by it must be exclusively brought in the federal court located in Ohio.

Unaudited Pro Forma Condensed Consolidated Financial Information

The accompanying unaudited pro forma condensed consolidated financial information and underlying pro forma adjustments are based upon currently available information and contain certain estimates and assumptions made by the management of DSW and Retail Ventures. However, DSW and Retail Ventures believe that the assumptions provide a reasonable basis for presenting the significant effects of the transactions noted herein.

The following unaudited pro forma condensed consolidated financial information has been derived from the historical financial statements of DSW and Retail Ventures after giving effect to the merger as a purchase of the noncontrolling interest in DSW by Retail Ventures as described in the section entitled “Accounting Treatment of the Merger” of this proxy statement/prospectus beginning on page 64. As the transaction represents a merger of entities under common control, a total of three years of pro forma statements of operations are required.

The historical financial information of DSW and Retail Ventures for the fiscal years ended January 29, 2011 (“fiscal 2010”), January 30, 2010 (“fiscal 2009”), and January 31, 2009 (“fiscal 2008”) has been derived from the audited financial statements for those years. Because DSW is the surviving entity for legal purposes, the pro forma unaudited condensed consolidated balance sheet and statements of operations are entitled “DSW Pro Forma.”

The summary unaudited pro forma condensed consolidated financial information does not necessarily reflect the consolidated financial position or the consolidated results of the operations of DSW and Retail Ventures that would have resulted had the merger been consummated as of the dates referred to above. Accordingly, such data should not be viewed as fully representative of the past performance of DSW or Retail Ventures or indicative of future results.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements of DSW and Retail Ventures contained in DSW’s Form 10-K and Retail Ventures’ Form 10-K for the year ended January 29, 2011.

DSW INC. PRO FORMA

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JANUARY 29, 2011

	Retail Ventures		Pro Forma	DSW
	as Reported	Note	Adjustment	Pro Forma
		(Dollars in thousands)

ASSETS
Cash and equivalents	$99,126			$99,126
Short-term investments	241,557			241,557
Accounts receivable, net	13,105			13,105
Accounts receivable from related parties, net	81			81
Inventories	309,013			309,013
Prepaid expenses and other current assets	30,900			30,900
Deferred income taxes	49,354	(3)	$(15,219)	34,135

Total current assets	743,136		(15,219)	727,917

Long-term investments	49,987			49,987
Property and equipment, net	212,342			212,342
Goodwill	25,899			25,899
Deferred income taxes		(2),(4)	129,372	129,372
Other assets	10,113			10,113

Total assets	$1,041,477		$114,153	$1,155,630

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$149,207			$149,207
Accounts payable to related parties	1,069			1,069
Accrued expenses:
Compensation	25,162			25,162
Taxes	15,673			15,673
Gift cards and merchandise credits	22,571			22,571
Guarantees — short-term	452			452
Other	49,242	(6)	$3,150	52,392
Current maturities of long-term obligations	132,132			132,132
Warrant liability	20,624			20,624
Conversion feature of short-term debt	6,375			6,375

Total current liabilities	422,507		3,150	425,657

Deferred income taxes	25,919	(2)	(25,919)
Other non-current liabilities	104,182			104,182
Commitments and contingencies
Shareholders’ equity:
Common Shares, no par value	330,022	(1),(5)	243,629	573,651
Retained (deficit) earnings	(78,940)	(3),(4),(6)	136,922	57,982
Treasury stock	(59)	(5)	59
Accumulated other comprehensive loss	(5,842)			(5,842)

Total Retail Ventures’ shareholders’ equity	245,181		380,610	625,791
Non-controlling interest	243,688	(1)	(243,688)

Total shareholders’ equity	488,869		136,922	625,791

Total liabilities and shareholders’ equity	$1,041,477		$114,153	$1,155,630

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

DSW INC. PRO FORMA

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FISCAL YEAR ENDED JANUARY 29, 2011

	Retail Ventures		Pro Forma	DSW
	as Reported(7)	Note	Adjustment	Pro Forma
	(In thousands, except per share amounts)

Net sales	$1,822,376			$1,822,376
Cost of sales (exclusive of depreciation included below in selling, general and administrative expenses)	(1,010,108)			(1,010,108)
Selling, general and administrative expenses	(642,694)	(8),(9)	6,285	(636,409)
Change in fair value of derivative instruments	(49,014)			(49,014)

Operating profit	120,560		6,285	126,845
Interest expense	(13,506)			(13,506)
Interest income	3,239			3,239

Interest expense, net	(10,267)			(10,267)
Non-operating income, net	1,500			1,500

Earnings before income taxes	111,793		6,285	118,078
Income tax provision	(59,973)	(10)	(2,455)	(62,428)

Net income	51,820		3,830	55,650
Less: net income attributable to the noncontrolling interests	(40,654)	(11)	40,654

Net income attributable to Retail Ventures / Pro Forma DSW	11,166		44,484	55,650
Basic and diluted earnings per share:
Basic	$0.23	(12)		$1.46
Diluted	$0.23	(12)		$1.42
Shares used in per share calculations:
Basic	49,284	(12)		38,072
Diluted	49,601	(12)		39,112

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

DSW INC. PRO FORMA

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FISCAL YEAR ENDED JANUARY 30, 2010

	Retail Ventures		Pro Forma	DSW
	as Reported(7)	Note	Adjustment	Pro Forma
	(In thousands, except per share amounts)

Net sales	$1,602,605			$1,602,605
Cost of sales (exclusive of depreciation included below in selling, general and administrative expenses)	(890,465)			(890,465)
Selling, general and administrative expenses	(685,485)	(8),(9)	$2,441	(683,044)
Change in fair value of derivative instruments	(66,499)			(66,499)

Operating (loss)	(39,844)		2,441	(37,403)
Interest expense	(13,632)			(13,632)
Interest income	2,288			2,288

Interest expense, net	(11,344)			(11,344)
Non-operating expense, net	(2,367)			(2,367)

Loss before income taxes	(53,555)		2,441	(51,114)
Income tax provision	(12,055)	(10)	(957)	(13,012)

Net loss	(65,610)		1,484	(64,126)
Less: net income attributable to the noncontrolling interests	(20,361)	(11)	20,361

Net loss attributable to Retail Ventures/Pro Forma DSW	$(85,971)		$21,845	$(64,126)
Basic and diluted loss per share:
Basic	$(1.76)	(12)		$(1.70)
Diluted	$(1.76)	(12)		$(1.70)
Shares used in per share calculations:
Basic	48,878	(12)		37,665
Diluted	48,878	(12)		37,665

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

DSW INC. PRO FORMA

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FISCAL YEAR ENDED JANUARY 31, 2009

	Retail Ventures		Pro Forma	DSW
	as Reported(7)	Note	Adjustment	Pro Forma
	(In thousands, except per share amounts)

Net sales	$1,462,944			$1,462,944
Cost of sales (exclusive of depreciation included below in selling, general and administrative expenses)	(841,593)			(841,593)
Selling, general and administrative expenses	(578,538)	(9)	$4,880	(573,658)
Change in fair value of derivative instruments	85,235			85,235

Operating profit	128,048		4,880	132,928
Interest expense	(13,603)			(13,603)
Interest income	11,269			11,269

Interest expense, net	(2,334)			(2,334)
Non-operating income, net	352			352

Earnings before income taxes	126,066		4,880	130,946
Income tax provision	(16,886)	(10)	(1,915)	(18,801)

Net income	109,180		2,965	112,145
Less: net income attributable to the noncontrolling interests	(9,960)	(11)	9,960

Net income attributable to Retail Ventures/Pro Forma DSW	$99,220		$12,925	$112,145
Basic and diluted earnings per share:
Basic	$2.04	(12)		$2.99
Diluted	$1.28	(12)		$1.55
Shares used in per share calculations:
Basic	48,669	(12)		37,466
Diluted	49,526	(12)		43,159

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

General:

a) Legally, Retail Ventures will merge into a subsidiary of DSW. For financial reporting purposes, the transaction is accounted for as if Retail Ventures acquired the outstanding noncontrolling interest in DSW.

b) The pro forma balance sheet has been prepared as if the transaction took place on January 29, 2011. The pro forma statements of operations have been prepared as if the transaction occurred at the beginning of fiscal 2008 and is carried through to the most recent period.

c) All share amounts (other than per share amounts) are in thousands.

d) The following pro forma adjustments have been applied to give effect to the merger as follows:

e) Share count was determined by adjusting all historical Retail Ventures shares by the exchange ratio. All historical DSW class A common shares are unchanged. As of January 29, 2011, the outstanding pro forma shares would be:

As of January 29, 2011

Retail Ventures shares outstanding as reported	50,282
Exchange ratio	0.435

Number of outstanding shares — Retail Ventures converted shares	21,873
DSW class A common shares outstanding as reported	16,805

Total DSW shares outstanding	38,678

If DSW elects to settle the PIES in DSW common shares at the maturity date in September 2011, there will be 3.8 million to 4.9 million additional DSW common shares issued, excluding the shares related to the PIES currently held by Retail Ventures.

Balance Sheet:

(1)	Noncontrolling interest. This adjustment reflects the elimination of the noncontrolling ownership in DSW.

(2)	Deferred taxes. Due to the merger of the entities, the consolidated statement reflects the netting of DSW’s long-term deferred tax liability and Retail Ventures’ long-term deferred tax asset.

(3)	Deferred taxes. With the consummation of the transaction, there are multiple income tax consequences that impact current deferred tax assets and liabilities.

Valuation allowance. This adjustment releases the current portion of the valuation allowance of $3.4 million on Retail Ventures’ federal deferred tax assets. DSW expects to fully utilize Retail Ventures’ federal deferred tax assets.

Deferred income tax assets related to PIES. The historical Retail Ventures financial statements include a deferred tax asset of $18.6 million related to the PIES. A temporary basis difference existed based upon whether this forward contract would settle in a net asset or net liability position. As DSW will be able to settle the PIES with its own shares or cash, there will be no gain or loss for income tax purposes.

(4)	Deferred taxes. With the consummation of the transaction, there are multiple income tax consequences that impact long-term deferred tax assets and liabilities.

Valuation allowance. This adjustment releases the valuation allowance of $67.9 million on Retail Ventures’ non-current deferred tax assets. DSW expects to fully utilize Retail Ventures’ federal deferred tax assets.

Basis in subsidiary. This adjustment eliminates the deferred tax liability of $87.4 million for Retail Ventures’ historical basis in its subsidiary, DSW. This deferred tax liability will be eliminated as there will no longer be any subsidiary stock.

(5)	Treasury stock. Retail Ventures’ shares held in treasury will be cancelled at the merger date.

(6)	Transaction costs. Retained earnings is reduced by future transaction costs that DSW and Retail Ventures are contractually obligated to pay after the merger close date.

Statements of Operations:

(7)	Pro forma statements of operations exclude the impact of Retail Ventures’ discontinued operations.

(8)	Selling, general & administrative expenses. This adjustment eliminates direct transaction costs of $4.6 million and $1.1 million incurred by both DSW and Retail Ventures in fiscal 2010 and 2009, respectively.

(9)	Selling, general & administrative expenses. This adjustment eliminates the costs of being two public companies since there will only be a single SEC registrant entity as opposed to two registrants. The costs eliminated are attributable to the board of directors, a chief executive officer and a chief financial officer. These amounts are approximately $1.7 million, $1.3 million, $4.9 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively, based on the amounts recorded in Retail Ventures’ financial statements.

(10)	Income tax provision. All adjustments are tax effected at the applicable statutory rate of approximately 39% that was in effect for each of the periods presented.

(11)	Income attributable to noncontrolling interest holders. This adjustment eliminates the income attributable to noncontrolling interest holders as the transaction eliminates the noncontrolling interest.

(12)	Earnings per share. Share count was determined by adjusting all historical Retail Ventures shares by the exchange ratio. All historical DSW common shares are unchanged. DSW class A common shares were determined by reducing the reported shares by the weighted average DSW class B common shares. As PIES are exchangeable for DSW class A common shares, they are included as potentially dilutive instruments based on the DSW common share price.

For all periods presented where there was a loss in fair value, the loss in fair value of warrants and PIES and the corresponding shares were included in the calculation of the net income (loss). The following is a reconciliation of the components of net income (loss) from continuing operations and number of shares used in the calculation of diluted earnings (loss) per share computations for the periods presented (in thousands except per share amounts):

	Fiscal 2010	Fiscal 2009	Fiscal 2008

Net income (loss) for basic earnings per share	$55,650	$(64,126)	$112,145
Less: tax effected gain in fair value of PIES, interest expense, amortization of debt discount and amortization of deferred financing fees			(23,340)
Less: tax effected gain in fair value of term loan and conversion warrants			(21,822)

Net income (loss) for diluted earnings per share	$55,650	$(64,126)	$66,983

For fiscal 2010 and 2009, the assumed exercise of both PIES and warrants was not included in the calculation of shares since there was a loss in fair value of both PIES and warrants.

	Fiscal 2010	Fiscal 2009	Fiscal 2008

Weighted average shares outstanding	38,072	37,665	37,466
Assumed exercise of dilutive SARs and options — historical Retail Ventures converted at exchange ratio	138		66
Assumed exercise of dilutive stock options and restricted share units — DSW	902		220
PIES			5,099
Term loan and conversion warrants			308

Number of shares for computations of dilutive earnings per share	39,112	37,665	43,159
Dilutive earnings (loss) per share	$1.42	$(1.70)	$1.55

Information about the Companies

DSW

DSW is a leading U.S. branded footwear specialty retailer operating 311 shoe stores in 39 states as of January 29, 2011. DSW offers a wide assortment of better-branded dress, casual and athletic footwear for women and men, as well as accessories through its DSW stores and dsw.com. In addition, DSW operates 352 leased departments for four other retailers as of January 29, 2011. Typical DSW customers are brand, value, quality and style-conscious shoppers who have a passion for footwear and accessories. DSW’s core focus is to create a distinctive shopping experience that satisfies both the rational and emotional shopping needs of DSW customers by offering a vast, exciting assortment of in-season styles combined with convenience and value. DSW stores average approximately 22,000 square feet and carry approximately 24,000 pairs of shoes. DSW believes this combination of assortment, convenience and value differentiates it from competitors and appeals to consumers from a broad range of socioeconomic and demographic backgrounds.

DSW was incorporated in the State of Ohio on January 20, 1969 and opened its first DSW store in Dublin, Ohio in 1991. In 1998, a predecessor of Retail Ventures purchased DSW and affiliated shoe businesses from SSC and Nacht Management, Inc. In July 2005, DSW completed an initial public offering of its class A common shares, selling approximately 16.2 million shares. As of March 22, 2011, Retail Ventures owned approximately 27.4 million of DSW’s class B common shares, or approximately 62.1% of DSW’s total outstanding shares and approximately 92.9% of the combined voting power of DSW’s outstanding common shares. DSW is a controlled subsidiary of Retail Ventures and DSW class A common shares are listed for trading on the NYSE under the symbol “DSW.”

Important business and financial information about DSW is incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 130.

Merger Sub

DSW MS LLC, referred to as Merger Sub, is an Ohio limited liability company and a direct, wholly owned subsidiary of DSW. Merger Sub was formed on February 2, 2011, solely for the purpose of facilitating the merger with Retail Ventures and has not conducted any business operations. Merger Sub currently has no material assets or liabilities, other than its rights and obligations under the merger agreement and related documents, and has not generated any revenues or incurred material expense other than expenses related to the merger. Currently, Merger Sub has no employees or operations.

Retail Ventures

Retail Ventures is a holding company operating retail stores through its majority-owned subsidiary, DSW. Retail Ventures has no net sales on a standalone basis. Until recently, Retail Ventures also operated retail stores through its subsidiaries Value City Department Stores LLC and Filene’s Basement, Inc.

On January 23, 2008, Retail Ventures disposed of an 81% ownership interest in its Value City Department Stores. On April 21, 2009, Retail Ventures disposed of Filene’s Basement, Inc.

As of March 22, 2011, the Schottenstein Affiliates, in the aggregate, owned approximately 51.1% of the outstanding Retail Ventures common shares and beneficially owned approximately 52.7% of the Retail Ventures common shares (assumes the issuance of 1,731,460 Retail Ventures common shares issuable upon the exercise of warrants held by SRVI). In addition to the Schottenstein Affiliates’ ownership of Retail Ventures common shares, Retail Ventures also has a number of ongoing related party agreements and arrangements with SSC.

Retail Ventures relies on its cash on hand to meet its obligations, including its obligations under the PIES, borrowings under the credit facility with SEI, and the guarantees of certain obligations of Filene’s Basement and Value City. The ability of its subsidiaries to provide cash to Retail Ventures by way of dividends, distributions, interest or other payments (including intercompany loans) is subject to various restrictions, including restrictions imposed by the existing credit facility governing Retail Ventures’ subsidiaries’ indebtedness. Future indebtedness incurred by Retail Ventures’ subsidiaries may also limit or prohibit such payments. In addition, the ability of Retail Ventures’ subsidiaries to make such payments may be limited by relevant provisions of the laws of their respective jurisdictions of organization.

On January 15, 2010, Retail Ventures sold to DSW 320,000 DSW class B common shares, without par value, of DSW for an aggregate amount of $8 million. Proceeds from the sale were used for general corporate purposes and continuing expenses.

In connection with the merger, Retail Ventures entered into a loan agreement with SEI for a revolving credit facility up to $30 million to provide for the ongoing working capital and general business needs of Retail Ventures for the term of the loan. Retail Ventures made a one-time commitment fee payment to SEI in the amount of $2,625,000. Interest will accrue on the unpaid balance of the loan at a rate of LIBOR plus 5% per year, unless a default occurs under the loan agreement, in which case interest will accrue at a rate of LIBOR plus 7% per year. The loan agreement contemplates that the loan will mature on the earliest of February 8, 2013, or two days after the consummation of the merger agreement. SEI is the beneficial owner of 12.2% of the outstanding common shares of Retail Ventures and is affiliated with certain beneficial owners of Retail Ventures common shares, including Jay L. Schottenstein, SRVI, LLC and SSC.

Also in connection with the merger, on February 7, 2011, the board of directors of Retail Ventures authorized and declared a dividend distribution of one right for each outstanding Retail Ventures common share to shareholders of record at the close of business on February 24, 2011. Each right entitles the registered holder to purchase from Retail Ventures a unit consisting of a number of Retail Ventures common shares at a purchase price of $80.00 per unit, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement between Retail Ventures and Computershare Trust Company, N.A., a federally chartered trust company, as rights agent, referred to as the Rights Agreement.

The Rights Agreement is intended to help protect Retail Ventures’ tax assets by deterring any person (other than Retail Ventures, any subsidiary of Retail Ventures or any employee benefit plan of Retail Ventures) from becoming a 5% shareholder (as defined in section 382 of the Code) without the approval of the board of directors (any such person who becomes a 5% shareholder, other than as described below, is referred to as an Acquiring Person). Notwithstanding the foregoing, shareholders who own 5% or more (by value) of outstanding (i) common shares of Retail Ventures, (ii) preferred shares (other than preferred shares described in section 1504(a)(4) of the Code) of Retail Ventures, (iii) warrants, rights, or options (including options within the meaning of section 1.382-4(d)(9) of the Treasury Regulations) to purchase common shares (other than preferred shares described in section 1504(a)(4) of the Code) of Retail Ventures, and (iv) any other interest that would be treated as “stock” of Retail Ventures pursuant to section 1.382-2T(f)(18) of the Treasury Regulations, as of the close of business on February 8, 2011, and shareholders who acquire such an interest solely as a result of (A) a transaction in which such shareholder received the approval of the board of directors or (B) an issuance by Retail Ventures that was approved by the board of directors will not be an Acquiring Person and therefore will not trigger the Rights Agreement, so long as they do not acquire any additional Company Securities, or decrease their percentage ownership of company securities below 5% and subsequently become a 5% shareholder.

Important business and financial information about Retail Ventures is incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 130.

Comparative Rights of DSW and Retail Ventures Shareholders

Set forth below is a summary of the material differences between the rights of holders of Retail Ventures common shares and their prospective rights as holders of DSW common shares as of the date of this joint proxy statement/prospectus. Retail Ventures and DSW are incorporated under the laws of the State of Ohio. If the merger agreement is adopted and the merger takes place, at the effective time of the merger, Retail Ventures common shares will be converted into the right to receive 0.435 DSW class A common shares, or at the election of the holder, an equal number of DSW class B common shares. As a condition to the merger and if approved by holders of DSW common shares as described in this joint proxy statement/prospectus, DSW’s current amended articles of incorporation will be amended immediately before the completion of the merger pursuant to the form of amendment attached as Appendix D to this joint proxy statement/prospectus. As a result of the merger, DSW’s Amended and Restated Articles of Incorporation and amended and restated code of regulations, and the applicable provisions of the OGCL, will govern the rights of the former holders of Retail Ventures common shares who receive DSW common shares in the merger. The rights of those Retail Ventures shareholders are governed at the present time by the amended articles of incorporation and the amended and restated code of regulations of Retail Ventures and the applicable provisions of the OGCL.

The following description is only a summary and does not purport to be a complete statement of the rights of holders of DSW common shares or Retail Ventures common shares or a complete description of the specific provisions referred to below. This summary of the material differences is qualified in its entirety by reference to the OGCL, as applicable, and the respective articles of incorporation and codes of regulations of DSW and Retail Ventures. We urge you to read those documents carefully in their entirety. Copies of the Amended and Restated Articles of Incorporation, which are being proposed in this joint proxy statement/prospectus, and amended and restated code of regulations of DSW, and the amended articles of incorporation and amended and restated code of regulations of Retail Ventures, are available, without charge, to any person, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 130.

	Rights of Holders of DSW	Rights of Holders of Retail Ventures
	Common Shares	Common Shares

Capitalization	DSW’s Amended and Restated Articles of Incorporation authorize DSW to issue 170,000,000 DSW class A common shares, without par value, 100,000,000 DSW class B common shares, without par value, and 100,000,000 preferred shares, without par value.	Retail Ventures’ amended articles of incorporation authorize Retail Ventures to issue 160,000,000 common shares, without par value.
Outstanding Shares	As of March 22, 2011, there were 16,741,975 DSW class A common shares, 27,382,667 DSW class B common shares, and no preferred shares of DSW outstanding. DSW class A common shares are traded on the NYSE under the symbol “DSW.” DSW class B common shares are not listed on any securities exchange or quoted on any national quotation system.	As of March 22, 2011, there were 50,251,878 common shares of Retail Ventures outstanding. Retail Ventures common shares are traded on the NYSE under the symbol “RVI.”
Voting Rights	DSW class A common shareholders are entitled to one vote for each share. DSW class B common shareholders are entitled to eight votes for each share. Class A common shareholders and class B common shareholders vote together as a single class. DSW’s Amended and Restated Articles of Incorporation do not	Retail Ventures common shareholders are entitled to one vote for each share and vote together as a single class. Retail Ventures’ amended articles of incorporation do not provide for cumulative voting for the election of directors.

	Rights of Holders of DSW	Rights of Holders of Retail Ventures
	Common Shares	Common Shares

provide for cumulative voting for the election of directors.
Conversion Rights	Holders of DSW class B common shares may convert, at their option, each DSW class B common share into one DSW class A common share.	Retail Ventures only has one class of authorized shares of capital stock.
Rights Plan	DSW is not a party to a rights plan.	Retail Ventures adopted a rights plan to preserve tax assets for the combined company after the merger. The rights plan will expire September 15, 2011, or will be terminated upon the closing of the merger.
Quorum	DSW’s amended and restated code of regulations provides that holders of at least 50% of the shares entitled to vote, present in person, by proxy, or by the use of communications equipment constitute a quorum at a shareholder meeting.	Retail Ventures’ amended and restated code of regulations provides that holders of a majority of the shares entitled to vote, present in person or by proxy, constitute a quorum at a shareholder meeting.
Number of Directors	DSW’s amended and restated code of regulations provides that the number of members of the board of directors may be fixed or changed by action of the shareholders or the directors, as long as the number is not decreased below 5 or increased above 15 persons. The number of members of the board of directors is currently fixed at 11. At the effective time of the merger, the number of directors will be increased to 12.	Retail Ventures’ amended and restated code of regulations provides that the number of members of the board of directors may not be fewer than 5 nor more than 15 persons, as fixed from time to time by action of the shareholders or the board of directors. The number of members of the board of directors is currently fixed at 14.
Removal of Directors	DSW’s amended and restated code of regulations provides that members of the board of directors may be removed without cause by the vote of the holders of at least 75% of the voting power of DSW entitled to elect directors in place of those to be removed.	Retail Ventures’ amended and restated code of regulations provides that members of the board of directors may be removed (i) by the board of directors if by order of court the director has been found to be of unsound mind or is adjudicated bankrupt; (ii) without cause by the vote of the holders of at least 75% of the voting power of Retail Ventures entitled to vote on the election of directors; or (iii) by the vote of the holders of at least a majority of the voting power of Retail Ventures entitled to vote on the election of directors if at least 75% of the entire board of directors recommends removal.
Classification of Board of Directors	DSW’s amended and restated code of regulations provides that when the authorized number of directors is six or more, but less than nine, the directors will be divided into two classes, each consisting as nearly as possible of one-half of the total authorized number of directors, with each director elected for a two-year term. When the authorized	Retail Ventures’ amended articles of incorporation and amended and restated code of regulations do not provide for a classified board of directors. Each director holds office until the annual meeting for the following year in which his or her term expires and until his or her successor is elected.

	Rights of Holders of DSW	Rights of Holders of Retail Ventures
	Common Shares	Common Shares

number of directors is nine or more, the directors will be divided into three classes, each class consisting as nearly as possible of one-third of the total authorized number of directors, with each director elected for a three year term. Each director is elected to serve until the election, at an annual meeting of shareholders for the election of directors for the year in which the director’s term expires or at a special meeting called for that purpose, of the director’s successor.
Filling Vacancies on the Board of Directors	Any vacancy for an unexpired term on the board of directors may be filled by a vote of the majority of the remaining directors.	Any vacancy for an unexpired term on the board of directors may be filled by a vote of the majority of the remaining directors, except in cases where a director is removed as provided by law and Retail Ventures’ amended and restated code of regulations and his or her successor is elected by the shareholders.
Record Date	The directors may fix a record date that may not be earlier than the date on which the record date is fixed or more than 60 days preceding the date of the meeting of shareholders.	The directors may fix a record date that may not be earlier than the date on which the record date is fixed or more than 60 days or fewer than 10 days preceding the date of the meeting of shareholders or the date fixed for the payment of any dividend or distribution, or the date fixed for the receipt or the exercise of rights, as the case may be.
Notice of Meetings	Each shareholder entitled to vote must be given written notice (unless waived) of each shareholder meeting, stating the place, time and purpose(s) of the meeting, and the means, if any, by which shareholders can be present and vote at the meeting through the use of communications equipment, not less than 7 nor more than 90 days before the date of the meeting.	Each shareholder entitled to vote must be given written notice (unless waived) of each shareholder meeting, stating the place, time and purpose(s) of the meeting, not less than 10 nor more than 90 days before the date of the meeting.
Amendments to Articles of Incorporation	Neither DSW’s nor Retail Ventures’ articles of incorporation contain a provision regarding approval of amendments to the articles of incorporation, except that Retail Ventures’ amended articles of incorporation provide that Article SIXTH (regarding the relationship between Retail Ventures and its substantial shareholder SSC) may be amended or repealed by the affirmative vote of a majority of the outstanding capital shares of Retail Ventures entitled to vote on the issue.
Under the OGCL, the directors can adopt an amendment to the articles of incorporation in certain circumstances, such as:
• setting the express terms of any class of shares before the issuance of any shares of that class;
• authorizing shares when the corporation has issued shares or obligations convertible into shares and the conversion has been approved by the shareholders as set forth in the OGCL;

	Rights of Holders of DSW	Rights of Holders of Retail Ventures
	Common Shares	Common Shares

• reducing the authorized number of shares of a class or eliminating a class of shares when the shares have been redeemed by the corporation;
• eliminating any references in the articles to a merger or consolidation after such merger or consolidation takes place;
• changing the name of the corporation, unless the articles of incorporation otherwise provide;
• changing the principal office of the corporation;

•     increasing the authorized number of shares of a class where the directors have declared a dividend or distribution to be paid in such shares, provided that the directors otherwise comply with the OGCL;

•     changing each authorized share of an outstanding class into a greater number of shares of that class and proportionately increasing the authorized number of shares of that class, provided that the directors otherwise comply with the OGCL; and

•     decreasing the par value of shares of a particular class to the extent necessary to prevent an increase in the aggregate par value of the outstanding shares of a class as a result of a dividend or distribution or a change in authorized shares as described above.

The shareholders may adopt an amendment to the articles under the OGCL, including any amendment that can be adopted by the directors, by an affirmative vote of the holders of two- thirds of the voting power of the corporation on the proposal or, if the articles provide, a greater or lesser proportion, but not less than a majority of the voting power, and by the affirmative vote of the holders of shares of any particular class that is required by the articles. Whenever the holders of any class are entitled to vote as a class on the adoption of an amendment, the amendment must receive the affirmative vote of at least two-thirds of the shares of that class or, if the articles provide, a greater or lesser proportion, but not less than a majority of the shares of that class. The holders of shares of a particular class are entitled to vote as a class on the adoption of an amendment that increases or decreases the par value of the issued shares of that particular class, changes issued shares of that particular class into shares of the same or a different class, changes the express terms of the class or authorizes shares of another class that are convertible into shares of that particular class, in addition to the approval of the requisite voting power of the corporation, as provided above. The holders of shares of every class are entitled to vote as a class on an amendment that reduces or eliminates stated capital of the corporation, changes substantially the purpose of the corporation or changes the corporation into a nonprofit corporation, in addition to the approval of the requisite voting power of the corporation, as provided above. An amendment that would change or eliminate the classification of directors must be adopted at a meeting of shareholders specifically held for that purpose by an affirmative vote of two- thirds of the voting power of the corporation, or as provided by the articles, but not less than a majority of the voting power, and by the affirmative vote of the holders of at least the majority of the disinterested shares voted on the proposal.
DSW’s and Retail Ventures’ articles of incorporation provide that notwithstanding any provision of the OGCL requiring for any purpose the vote or consent of the holders of shares entitling them to exercise two-thirds, or any other proportion, of the voting power of the corporation or of any class or classes of shares, such action, unless otherwise expressly required, may be taken by the vote or consent of the holders of shares entitling them to exercise a majority of the voting power of the corporation, or of such class or classes of shares.
Amendments to Code of Regulations	DSW’s amended and restated code of regulations may be amended or adopted by the affirmative vote or written consent of the holders of shares entitling them to	Retail Ventures’ amended and restated code of regulations may be amended or superseded by the affirmative vote or written consent of the holders of shares

	Rights of Holders of DSW	Rights of Holders of Retail Ventures
	Common Shares	Common Shares

	exercise at least a majority of the voting power of DSW on such proposal, and if the proposal would change or eliminate the classification of directors, by the affirmative vote of at least the majority of the disinterested shares.	entitling them to exercise a majority of the voting power of Retail Ventures on such proposal.
Special Meeting of the Board of Directors	Meetings of the board of directors may be called by the chairman of the board, the president, another officer expressly authorized by action of the directors to give notice of meetings of directors or any two directors, on at least two days’ written or one day’s oral notice (unless waived) of the place, if any, and time.	Meetings of the board of directors may be called by the chief executive officer, or in the case of the chief executive officer’s absence from the United States, death or disability, such other officer who is also a member of the board and who is authorized in such circumstances to exercise the authority of the chief executive officer, or by the board of directors or any three members of the board, on at least one day’s written or oral notice (unless waived) of the place, if any, and time, or such shorter notice as the directors deem necessary and warranted under the circumstances.
Special Shareholders’ Meetings	Special meetings of the shareholders may be called by (i) the chairman of the board; (ii) the president or, in case of the president’s absence, death, or disability, the vice president authorized to exercise the authority of the president; (iii) the directors by action at a meeting, or a majority of the incumbent directors acting without a meeting; or (iv) the holders of at least 50% of all shares outstanding and entitled to vote at the meeting.	Special meetings of the shareholders may be called by (i) the chief executive officer, or in the case of the chief executive officer’s absence from the United States, death or disability, such other officer who is also a member of the board and who is authorized in such circumstances to exercise the authority of the chief executive officer; (ii) by the directors by action at a meeting or a majority of the directors acting without a meeting; or (iii) by shareholders holding 50% or more of the voting power of the then- outstanding shares entitled to vote in an election of directors.
Action by Consent of Shareholders	DSW’s and Retail Ventures’ amended and restated codes of regulations provide that any action that may be authorized or taken at a meeting of the shareholders may be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing or writings signed by all the shareholders who would be entitled to notice of a meeting of the shareholders held for such purpose.
Approval for Business Combinations	Under the OGCL, the board of directors of each corporation and the shareholders of the non-surviving corporation in a merger must approve a merger or consolidation by the affirmative vote of the holders of shares of at least two-thirds of the voting power of the corporation on such proposal or such different proportion as the corporation’s articles may provide, but not less than a majority. In addition, the shareholders of the surviving corporation in a merger must adopt the merger if:
• the articles of the surviving corporation require that the merger agreement be adopted by the shareholders or by the holders of a particular class of shares;

•     the merger agreement conflicts with the articles or regulations of the surviving corporation or otherwise changes the articles or regulations in a way that would have to be approved by shareholders if it were authorized separate from the merger;

	Rights of Holders of DSW	Rights of Holders of Retail Ventures
	Common Shares	Common Shares

•     the merger involves the issuance or transfer by the surviving corporation to the shareholders of the other constituent corporation of such number of shares of the surviving corporation as will entitle the holders of the shares immediately after the consummation of the merger to exercise one-sixth or more of the voting power of that corporation in the election of directors; or

•     the agreement of merger makes such change in the directors of the surviving corporation as would otherwise require action by the shareholders or by the holders of a particular class of shares of that corporation.

DSW’s and Retail Ventures’ articles of incorporation provide that notwithstanding any provision of the OGCL requiring for any purpose the vote or consent of the holders of shares entitling them to exercise two-thirds, or any other proportion, of the voting power of the corporation or of any class or classes of shares, such action, unless otherwise expressly required, may be taken by the vote or consent of the holders of shares entitling them to exercise a majority of the voting power of the corporation, or of such class or classes of shares.
Indemnification of Directors and Officers	DSW’s amended and restated code of regulations provides that DSW will indemnify each director and officer of DSW against all liabilities in connection with any legal proceeding unless (i) the proceeding is asserted by or in the right of DSW and the director or officer is adjudged to be liable to DSW and had deliberate intent to cause injury to DSW or acted with reckless disregard for the best interests of DSW, (ii) the proceeding is asserted by or in the right of DSW against an officer and the officer is adjudged to be liable to the corporation for negligence or misconduct, (iii) the only liability is asserted pursuant to section 1701.95 of the OGCL unless the designated court determines the director or officer is fairly entitled to such indemnity, or (iv) it is determined by a designated court that the director or officer did not act in good faith or a manner reasonably believed to be in the best interest of DSW and with respect to a criminal matter, the director or officer had reasonable cause to believe the conduct was unlawful, or the director or officer did not actually or reasonably incur the expense to be indemnified.	Retail Ventures’ amended articles of incorporation and the amended and restated code of regulations provide that Retail Ventures will indemnify each director and officer against all liabilities in connection with any legal proceeding (other than an action by or in the right of Retail ventures), if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of Retail Ventures and with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Retail Ventures may indemnify against all liabilities in connection with legal proceedings by or in the right of Retail Ventures if the director or officer acted in good faith and in a manner reasonably believed to be in the best interests of Retail Ventures, unless (i) the officer or director is adjudged to be liable for negligence or misconduct in the performance of duties to Retail Ventures (unless the appropriate court determines the person is fairly and reasonably entitled to indemnity) or (ii) any action in which the only liability asserted against a director is pursuant to section 1701.95 of the OGCL.
Relevant Business Combination Provisions and Statutes	If a person becomes the beneficial owner of 10% or more of an issuer’s shares without the prior approval of its board of directors, chapter 1704 of the ORC prohibits the following transactions for at least three years if they involve both the issuer and either the acquirer or anyone affiliated or associated with the acquirer:
• the disposition or acquisition of any interest in assets;
• mergers, consolidations, combinations and majority share acquisitions;
• voluntary dissolutions; and
• the issuance or transfer of shares or any rights to acquire shares in excess of 5% of the outstanding shares.

Rights of Holders of DSW	Rights of Holders of Retail Ventures
Common Shares	Common Shares

The prohibition imposed by chapter 1704 continues indefinitely after the initial three-year period unless the transaction is approved by the holders of at least two-thirds of the voting power of the issuer or satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders. Chapter 1704 does not apply to a corporation if its articles of incorporation or regulations so provide. Both DSW and Retail Ventures have opted out of the application of chapter 1704.
Section 1701.831 of the OGCL provides that any control share acquisition of an issuing public corporation may be made only with the prior authorization of the shareholders of such corporation in accordance with section 1701.831. Any person who proposes to make a control share acquisition must comply with certain notice requirements, and the issuing public corporation must call a special meeting of shareholders for the purpose of voting on the proposed control share acquisition. A control share acquisition means, subject to certain exceptions, the acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within the ranges of (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power, or (iii) a majority or more of such voting power. Section 1701.831 does not apply to a corporation if its articles of incorporation or regulations so provide. Both DSW and Retail Ventures have opted out of the application of section 1701.831.

Description of DSW Capital Stock

The following information regarding the material terms of DSW capital stock is qualified in its entirety by reference to DSW’s Amended and Restated Articles of Incorporation, if adopted, amended and restated code of regulations, and the relevant provisions of Ohio law.

General

DSW’s authorized capital stock consists of:

•	170,000,000 DSW class A common shares, without par value;

•	100,000,000 DSW class B common shares, without par value; and

•	100,000,000 preferred shares, without par value.

As of the date of this joint proxy statement/prospectus, no DSW preferred shares are issued and outstanding. 16,741,975 DSW class A common shares are issued, of which 16,741,975 shares are outstanding, and 27,382,667 DSW class B common shares are issued, of which 27,382,667 shares are outstanding. DSW’s class A common shares trade on the NYSE under the symbol “DSW.” DSW class B common shares are not listed on any securities exchange or quoted on any national quotation system.

If the proposal to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and class B common shares and the proposal to adopt the Amended and Restated Articles of Incorporation of DSW are approved by the DSW shareholders and the merger is effected, the articles of incorporation of DSW will be amended and restated in connection with the transactions contemplated by the merger agreement. A copy of the DSW amended articles of incorporation, as so amended and restated is attached to this joint proxy statement/prospectus as Appendix D. The DSW Amended and Restated Articles of Incorporation amend the terms of the DSW class B common shares so that they may be converted, at the holder’s option, into DSW class A common shares on a one-for-one basis. The only further changes contemplated by the DSW Amended and Restated Articles of Incorporation merely give effect, at the time of the merger, to provisions of the existing articles of incorporation that would automatically have become effective whenever Retail Ventures ceased to own 10% or more of the voting power of DSW’s outstanding common shares, and delete references to Retail Ventures as a related party that will no longer be applicable following completion of the merger.

The DSW class A common shares and DSW class B common shares to be issued in connection with the merger will be issued under the DSW Amended and Restated Articles of incorporation. The following summary of the material terms of the DSW class A common shares and DSW class B common shares to be issued in connection with the merger does not include all of the terms of the DSW class A common shares and DSW class B common shares, respectively and should be read together with the DSW Amended and Restated Articles of Incorporation and the DSW amended and restated code of regulations, as well as the laws of Ohio.

Common Shares — Class A and Class B

The holders of DSW class A common shares and DSW class B common shares have identical rights except (i) that holders of DSW class A common shares are entitled to one vote per share on all matters to be voted on by the shareholders, while holders of DSW class B common shares are entitled to eight votes per share on all matters to be voted on by the shareholders, voting together with the holders of the DSW class A common shares as a single class, and (ii) if the DSW Amended and Restated Articles of Incorporation are approved, holders of DSW class B common shares will have the right to convert their DSW class B common shares to DSW class A common shares on a one-for-one basis at any time. The holders of common shares are not entitled to cumulative voting rights. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all DSW class A common shares and DSW class B common shares present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred shares.

Holders of common shares have no pre-emptive rights, and the common shares are not subject to further calls or assessment by DSW. There are no redemption or sinking fund provisions applicable to the common shares.

Holders of DSW class A common shares and DSW class B common shares will share in an equal amount per share in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred shares. Dividends consisting of DSW class A common shares and DSW class B common shares may be paid only as follows: (i) dividends of class A common shares may be paid only to holders of DSW class A common shares and dividends of DSW class B common shares may be paid only to holders of DSW class B common shares and (ii) shares will be paid proportionately with respect to each outstanding DSW class A common share and DSW class B common share.

Upon liquidation, dissolution or winding up of the affairs of DSW, its creditors and any holders of preferred shares will be paid before any distribution to holders of common shares. The holders of common shares would be entitled to receive a pro rata distribution of any excess amount. All outstanding common shares are fully paid and nonassessable.

The rights, preferences and privileges of holders of common shares are subject to, and may be adversely affected by, the rights of holders of any series of preferred shares which the board of directors may designate and issue in the future.

Preferred Shares

The DSW board of directors may fix by resolution the designations, preferences and relative, participating, optional or other rights and the qualifications, limitations or restrictions of DSW preferred shares, including the number of shares in any series, liquidation preferences, dividend rights, voting rights, conversion rights and redemption provisions. Terms selected could decrease the amount of earnings and assets available for distribution to holders of DSW common shares or adversely affect the rights and power, including voting rights, of the holders of DSW common shares without any further vote or action by the shareholders. Any series of preferred shares issued by the DSW board of directors could have priority over the common shares in terms of dividend or liquidation rights or both. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could have the effect of delaying, deferring, or preventing a change of control of DSW or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of DSW common shares. There are currently no outstanding preferred shares. While DSW has no present intent to issue any preferred shares, any issuance could make it more difficult for a third party to acquire a majority of DSW’s outstanding voting shares.

Anti-Takeover Effects of Certain Provisions of DSW’s Amended and Restated Articles of Incorporation, Amended and Restated Code of Regulations and Ohio Law

Provisions of DSW’s Amended and Restated Articles of Incorporation and amended and restated code of regulations and of the OGCL summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

No Cumulative Voting.  Where cumulative voting is permitted, each share is entitled to as many votes as there are directors to be elected and each shareholder may cast all of his or her votes for a single candidate or distribute such votes among two or more candidates. Cumulative voting makes it easier for a minority shareholder to elect a director. DSW’s Amended and Restated Articles of Incorporation expressly deny shareholders the right to cumulative voting.

Supermajority Vote to Remove Directors.  DSW’s amended and restated code of regulations provides that the shareholders may remove a director only by the vote of the holders of not less than 75% of the voting power of DSW entitling them to elect directors in place of those to be removed.

Classified Board.  DSW’s amended and restated code of regulations provides for the board of directors to be divided into three classes of directors serving staggered three-year terms when the authorized number of directors is nine or more. Because there are currently 11 members of the board of directors, approximately one-third of the board of directors will be elected each year. At the effective time of the merger, the number of directors will be increased to 12.

Authorized But Unissued Shares.  DSW’s authorized but unissued common shares and preferred shares are available for future issuance without shareholder approval under Ohio law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. DSW’s Amended and Restated Articles of Incorporation authorize the board of directors to issue up to 100 million preferred shares and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares, without any further vote or action by the shareholders. The existence of authorized but unissued common shares and preferred shares could have the effect of delaying, deterring or preventing an attempt to obtain control of DSW by means of a proxy contest, tender offer, merger or otherwise.

Special Meetings of Shareholders.  DSW’s amended and restated code of regulations provides that special meetings of shareholders may be called only by:

•	the chairman of the board, the president, or in case of the president’s death or disability, the vice president authorized to exercise the authority of the president;

•	the directors by action at a meeting, or a majority of the incumbent directors acting without a meeting; or

•	the holders of at least 50% of all shares outstanding and entitled to vote thereat.

Actions by Written Consent.  Section 1701.54 of the OGCL requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that under section 1701.11 of the OGCL, a corporation’s code of regulations may be amended by an action by written consent of holders of two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. DSW’s amended and restated code of regulations provides that the code of regulations may be amended by an action by written consent of holders of a majority of the total of voting power of DSW common shares.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.  DSW’s amended and restated code of regulations provides that shareholders seeking to nominate candidates for election as directors at an annual or special meeting of shareholders must provide timely notice to DSW in writing. To be timely, a shareholder’s notice must be received at DSW’s principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the date of the previous year’s annual meeting (or, if the date of the annual meeting is changed by more than 30 days from the anniversary date of the preceding year’s annual meeting, or in the case of a special meeting, within seven days after DSW mails the notice of the date of the meeting or otherwise publicly discloses the date of the meeting). The amended and restated code of regulations also prescribes the proper written form for a shareholder’s notice. These provisions may preclude shareholders from making nominations for directors at an annual or special meeting.

DSW Has Opted Out of the Ohio Control Share Acquisition Statute.  DSW has opted out of the application of section 1701.831 of the ORC, referred to as Ohio Control Share Acquisition Statute. This statute provides that, unless a corporation’s articles of incorporation or code of regulations provide that such section does not apply, notice and information filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of the voting power;

•	one-third or more but less than a majority of the voting power; and

•	a majority or more of the voting power.

DSW Has Opted Out of the Merger Moratorium Statute.  DSW has opted out of the application of chapter 1704 of the ORC, referred to as the Merger Moratorium Statute. This statute prohibits certain transactions if they involve both the issuer and either a person who became the beneficial owner of 10% or more of the issuer’s shares without the prior approval of its board of directors or anyone affiliated or associated with such person, unless a corporation’s articles of incorporation or code of regulations provide that such statute does not apply. The prohibition imposed by chapter 1704 is absolute for at least three years and continues indefinitely thereafter unless the transaction is approved by the holders of at least two-thirds of the voting power of the issuer or satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders.

Amendments to DSW Amended Articles of Incorporation and Amended and Restated Code of Regulations

The DSW amended and restated code of regulations may be amended only by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of DSW, or without a meeting by the written consent of the holders of shares entitling them to exercise a majority of the voting power of DSW. The DSW Amended and Restated Articles of Incorporation may be amended according to the provisions of the OGCL, except that notwithstanding any provision of the OGCL requiring for any purpose the vote of holders of shares entitling them to exercise two-thirds or any other proportion (but less than all), of the voting power of DSW or any class or classes of shares thereof, a majority of the voting power of DSW or of any class or classes will instead be required.

Securities Ownership of Certain Beneficial Owners and Management of DSW

The following table sets forth information with respect to the beneficial ownership of DSW class A or DSW class B common shares, as of March 22, 2011 (except where otherwise indicated), by each person or entity known by DSW to beneficially own more than 5% of its DSW class A common shares or DSW class B common shares.

							Percentage of
							Combined Voting
	Number of Shares				Percentage of Shares		Power of
	Beneficially Owned				Beneficially Owned		All Classes of
Name and Beneficial Owner	Class A		Class B		Class A	Class B	Common Shares

Retail Ventures, Inc.	—		27,382,667	(1)	—	100%	92.9%
4150 East Fifth Ave.
Columbus, Ohio 43219
Jay L. Schottenstein	2,115,975	(2)	—		12.3%	—	0.9%
4300 East Fifth Avenue
Columbus, Ohio 43219
SEI, Inc.	1,292,900	(2)	—		7.7%	—	0.5%
4300 East Fifth Avenue
Columbus, Ohio 43219
FMR LLC	2,339,152	(3)	—		14.1%	—	1.0%
82 Devonshire Street
Boston, Massachusetts 02109
Valinor Management, LLC	1,634,361	(4)	—		9.8%	—	0.7%
90 Park Avenue, 40th Floor
New York, New York 10016
Century Capital Management LLC	1,249,518	(5)	—		7.5%	—	0.5%
100 Federal Street 29th Floor
Boston, Massachusetts 02110
Invesco Ltd.	874,091	(6)	—		5.2%	—	0.4%
1555 Peachtree St. NE
Atlanta, Georgia 30309

(1)	DSW class B common shares of DSW held by Retail Ventures, Inc. are exchangeable into an equal number of DSW class A common shares.

(2)	Mr. Schottenstein beneficially owns 2,115, 975 DSW class A common shares in the aggregate. This includes (i) 350,100 shares held by various family trusts of which Mr. Schottenstein serves as trustee and is therefore deemed to beneficially own such shares; (ii) 328,915 DSW class A common shares beneficially owned by Schottenstein RVI, LLC (SRVI), which are issuable upon the exercise of warrants (Mr. Schottenstein is the manager of SRVI); (iii) 1,292,900 DSW class A common shares beneficially owned by SEI (SEI) (Mr. Schottenstein is chairman, president and chief executive officer of SEI, 58.95% of whose common stock is owned by trusts of which Mr. Schottenstein is a trustee or trust advisor); and (iv) 144,060 DSW class A common shares that Mr. Schottenstein has the right to acquire upon the exercise of stock options within 60 days of March 22, 2011.

(3)	Fidelity Management & Research Company (Fidelity), a wholly owned subsidiary of FMR LLC and an investment adviser registered under section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,937,432 DSW class A common shares as a result of acting as investment adviser to various investment companies registered under section 8 of the Investment Company Act of 1940. The ownership of one investment company, Pyramis Global Advisors, LLC, amounted to 11,130 DSW class A common shares. The ownership of another investment Company, Pyramis Global Advisors Trust Company, amounted to 384,760 DSW class A common shares. The ownership of another investment company, FIL Limited, amounted to 5,830 DSW class A common shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the funds, each has sole power to dispose of 2,339,152 DSW class A common shares. Based upon information contained in a Schedule 13G filed with the SEC on February 14, 2011.

(4)	Valinor Management, LLC is the beneficial owner of 1,634,361 DSW class A common shares on behalf of its clients. Valinor Management, LLC reported that its clients (i) Valinor Capital Partners Offshore Masters Fund, L.P. beneficially owned 1,040,118 DSW class A common shares, over which it had shared voting and shared dispositive power; and (ii) David Gallo beneficially owned 1,634,361 DSW class A common shares over which he had shared voting and shared dispositive power. Based on information contained in a Schedule 13G/A filed with the SEC on January 24, 2011.

(5)	Century Capital Management LLC may be deemed to beneficially own 1,249,518 DSW class A common shares on behalf of its clients. Century Capital Management LLC reported it had sole voting power over 612,118 DSW class A common shares and sole dispositive power over 1,249,518 DSW class A common shares. Based on information contained in a Schedule 13G filed with the SEC on February 9, 2011.

(6)	Invesco Ltd. may be deemed to beneficially own 874,091 DSW class A common shares. Shares are held by subsidiaries of Invesco Ltd. that hold the following number of shares: Invesco Advisers, Inc. has sole voting power over 787,579 DSW class A common shares and sole dispositive power over 837,279 DSW class A common shares; Invesco Powershares Capital Management has sole power to vote and dispose over 28,603 DSW class A common shares; Van Kampen Asset Management has sole power to vote and dispose over 7,709 DSW class A common shares; and Invesco National Trust Company has sole power to vote and dispose over 500 DSW class A common shares. Based on information contained in a Schedule 13G filed with the SEC on February 11, 2011.

The following table sets forth information with respect to the beneficial ownership of DSW class A common shares, as of March 22, 2011 (except where otherwise indicated), by each of its directors, by each of its principal executive officer, principal financial officer and its three other most-highly compensated executive officers based on compensation for the fiscal year ended January 29, 2011, and by all of its directors and executive officers as a group. This table also provides information with respect to the beneficial ownership of DSW class B common shares (all of which are owned by Retail Ventures) taken together with DSW class A common shares. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all DSW class A common shares shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is c/o DSW Inc., 810 DSW Drive, Columbus, Ohio 43219.

					Percentage of
					Combined Voting
	Number of Shares		Percentage of Shares		Power of
	Beneficially Owned(1)		Beneficially Owned(2)		All Classes of
Name	Class A	Class B	Class A	Class B	Common Shares

Elaine J. Eisenman	14,407	—	*	—	*
Deborah L. Ferrée	357,126	—	2.1%	—	*
Carolee Friedlander	23,749	—	*	—	*
Joanna T. Lau	13,310	—	*	—	*
Michael R. MacDonald	106,600	—	*	—	*
Roger S. Markfield	22,661	—	*	—	*
Philip B. Miller	29,232	—	*	—	*
Harris Mustafa	71,486	—	*	—	*
Douglas J. Probst	170,708	—	*	—	*
James D. Robbins(3)	26,680	—	*	—	*
Jay L. Schottenstein(4)	2,115,975	—	12.3%	—	*
Harvey L. Sonnenberg	20,796	—	*	—	*
Allan J. Tanenbaum	31,432	—	*	—	*
Heywood Wilansky	25,000	—	*	—	*
All directors and executive officers as a group (17 persons)	3,201,357	—	17.6%	—	1.3%

*	Represents less than 1% of outstanding DSW common shares.

(1)	Except as otherwise noted, the persons named in this table have sole power to vote and dispose of the shares listed.

Includes the following number of DSW class A common shares as to which the named person has the right to acquire beneficial ownership upon (i) the exercise of stock options exercisable within 60 days of March 22, 2011, and (ii) payment of vested deferred share units on a one-for-one basis upon retirement from the DSW board of directors, and (iii) payment upon the vesting of restricted share units on a one-for-one basis to officers within 60 days of March 22, 2011.

	Stock Options Exercisable	Share Units Vested or Vesting
	within 60 Days of	within 60 Days of
Beneficial Owner	March 22, 2011	March 22, 2011

Elaine J. Eisenman	—	14,407
Deborah L. Ferrée	309,120	7,500
Carolee Friedlander	—	20,749
Joanna T. Lau	—	13,310
Michael R. MacDonald	91,600	—
Roger S. Markfield	—	22,661
Philip B. Miller	—	21,232
Harris Mustafa	60,960	3,000
Douglas J. Probst	150,960	4,000
James D. Robbins	—	19,680
Jay L. Schottenstein	144,060	—
Harvey L. Sonnenberg	—	18,796
Allan J. Tanenbaum	—	30,432
Heywood Wilansky	—	—
All directors and executive officers as a group (17 persons)	910,550	181,767

(2)	The percentage is based upon 16,741,975 DSW class A common shares and 27,382,667 DSW class B common shares outstanding, plus the number of shares a person has the right to acquire within 60 days of March 22, 2011.

(3)	Includes 1,000 shares owned by Mr. Robbins’ spouse.

(4)	Includes 350,100 DSW class A common shares held by family trusts, 1,292,900 DSW class A common shares held by SEI, and 328,915 DSW class A common shares that SRVI has the right to acquire from Retail Ventures pursuant to certain warrant agreements. As of March 22, 2011, Mr. Schottenstein was the beneficial owner of approximately 65.6% of the outstanding common shares of SSC.

The information with respect to beneficial ownership is based upon information furnished by each director, director nominee or executive officer, or information contained in filings made with the SEC.

Securities Ownership of Certain Beneficial Owners and
Management of Retail Ventures

The following table sets forth information with respect to the beneficial ownership of Retail Ventures common shares, as of March 22, 2011 (except where otherwise indicated), by each person or entity known by Retail Ventures to beneficially own more than 5% of Retail Ventures common shares.

			Amount and Nature of
Title of Class		Name and Address of Beneficial Owner	Beneficial Ownership	Percent of Class

(All of these are common shares	)
		Jay L. Schottenstein(1) 4300 E. Fifth Ave. Columbus, Ohio 43219	27,387,326	52.7%
		Schottenstein RVI, LLC(2) 4300 E. Fifth Ave. Columbus, Ohio 43219	19,678,226	37.9%
		Schottenstein Stores Corporation(3) 4300 E. Fifth Ave. Columbus, Ohio 43219	1,260,000	2.5%
		SEI, Inc.(4) 4300 E. Fifth Ave. Columbus, Ohio 43219	6,201,300	12.3%
		FMR LLC(5) 82 Devonshire Street Boston, Massachusetts 02109	4,541,573	9.0%

(1)	Mr. Schottenstein beneficially owns 27,387,326 Retail Ventures common shares in the aggregate. This includes (i) 195,300 common shares beneficially owned by Mr. Schottenstein individually; (ii) 1,260,000 common shares beneficially owned by SSC (Mr. Schottenstein serves as a director, chairman of the board, president and chief executive officer of SSC); (iii) 19,678,226 common shares beneficially owned by SRVI (Mr. Schottenstein serves as the manager of SRVI); (iv) 6,201,300 common shares beneficially owned by SEI (Mr. Schottenstein is the chairman, president and chief executive officer of SEI); and (v) 52,500 common shares owned by Glosser Brothers Acquisition, Inc. (Mr. Schottenstein serves as chairman and president of Glosser Brothers Acquisition, Inc. and Mr. Schottenstein expressly disclaims beneficial ownership of these shares).

(2)	SRVI is an affiliated company of SSC. Mr. Schottenstein also serves as the manager of SRVI. Total Retail Ventures common shares beneficially owned by SRVI are comprised of:

(a) 17,946,766 common shares owned of record and beneficially by SRVI; and

(b)  certain warrants which provide SRVI the right, from time to time, in whole or in part and subject to certain conditions, to: (i) acquire Retail Ventures common shares at $4.50 per share; (ii) acquire, from Retail Ventures, DSW class A common shares at $19.00 per share; or (iii) acquire a combination thereof. SRVI has the right to acquire up to 1,731,460 Retail Ventures common shares (subject to adjustment) upon full exercise of the warrants.

(3)	SSC is a closely-held Delaware corporation. SSC’s common stock is beneficially owned by certain of Retail Ventures’ directors and their family members. SSC has sole power to vote and dispose of 1,260,000 Retail Ventures common shares. Mr. Schottenstein is a director, chairman of the board, president and chief executive officer of SSC and has power to vote and dispose of shares of SSC held by various trusts.

(4)	SEI is an affiliated company of SSC. SEI owned of record and beneficially 6,201,300 Retail Ventures common shares. Mr. Schottenstein is the chairman, president and chief executive officer of SEI, 58.95% of whose common stock is owned by trusts of which Mr. Schottenstein is a Trustee or Trust Advisor.

(5)	Fidelity Management & Research Company (Fidelity), a wholly owned subsidiary of FMR LLC and an investment adviser registered under section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,144,199 Retail Ventures common shares as a result of acting as investment adviser to various investment companies registered under section 8 of the Investment Company Act of 1940. The ownership of one investment company, Pyramis Global Advisors, LLC, amounted to 13,010 shares. The ownership of another investment company, Pyramis Global Advisors Trust Company, amounted to 384,364 shares. FMR LLC, through its control of Fidelity and the funds, has sole power to vote of 354,464 shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the funds each has sole power to dispose of 4,541,573 shares. Based upon information contained in a Schedule 13G filed with the SEC on February 14, 2011.

The following table sets forth information with respect to the beneficial ownership of Retail Ventures common shares, as of March 22, 2011 (except where otherwise indicated), by each of Retail Ventures’ directors, by each of Retail Ventures’ executive officers, and by all of Retail Ventures’ directors and executive officers as a group. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of Retail Ventures common shares shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is c/o Retail Ventures, Inc., 4150 East 5th Avenue, Columbus, Ohio 43219.

			Amount and
			Nature of Beneficial
Title of Class		Name of Beneficial Owner	Ownership(1)	Percent of Class(2)

(common shares	)	Henry L. Aaron(7)	75,500	*
		Julia A. Davis	37,392	*
		Ari Deshe (3)(5)(7)	24,972	*
		Jon P. Diamond (3)(5)	0	*
		Elizabeth M. Eveillard(7)	80,000	*
		James A. McGrady	254,635	*
		Lawrence J. Ring(7)	50,000	*
		Jay L. Schottenstein (3)(4)(6)	247,800	*
		Harvey L. Sonnenberg(7)	85,000	*
		James L. Weisman(7)	81,100	*
		All directors and executive officers as a group (10 persons) (3)(4)(5)(6)(7)	936,399	1.9%

*	Represents less than 1% of Retail Ventures’ outstanding common shares, net of treasury shares.

(1)	Except as otherwise noted, the persons named in this table have sole power to vote and dispose of the shares listed.

Includes the following number of Retail Ventures common shares as to which the named person has the right to acquire beneficial ownership upon the exercise of stock options within 60 days of March 22, 2011: Mr. Aaron, 67,000; Ms. Davis, 24,000; Ms. Eveillard, 62,500; Mr. McGrady, 221,000; Mr. Ring, 49,000; Mr. Sonnenberg, 67,500; Mr. Weisman, 67,500; and all directors and executive officers as a group, 558,500.

(2)	The percentage is based upon the 50,251,878 Retail Ventures common shares outstanding as of March 22, 2011, net of treasury shares, plus the number of Retail Ventures common shares each person has the right to acquire within 60 days of March 22, 2011.

(3)	Does not include: 25,408,066 Retail Ventures common shares owned of record and beneficially by SSC, SRVI and SEI plus up to 1,731,460 Retail Ventures common shares (subject to adjustment) issuable to SRVI upon full exercise by SRVI of the warrants. Mr. Schottenstein is the chairman of the board, president and chief executive officer of SSC. Mr. Schottenstein, Ari Deshe and Susan Diamond (spouse of Jon P. Diamond) are members of the board of directors of SSC. Mr. Schottenstein also serves as the manager of SRVI and he is chairman, president and chief executive officer of SEI.

(4)	Includes 52,500 Retail Ventures common shares owned by Glosser Brothers Acquisition, Inc., referred to as GBA. Mr. Schottenstein is chairman of the board of directors, president and a director of GBA and a trustee or co-trustee of family trusts that own 100% of the stock of GBA. Mr. Schottenstein disclaims beneficial ownership of the Retail Ventures common shares owned by GBA.

(5)	Does not include 67,944 common shares held by the Ann and Ari Deshe Foundation and 67,944 Retail Ventures common shares held by the Jon and Susan Diamond Family Foundation, each a private charitable foundation. The foundations’ trustees and officers consist of at least one of the following persons: Geraldine Schottenstein, Jon P. Diamond and/or Ari Deshe, in conjunction with other Schottenstein family members.

(6)	Includes 30,000 common shares as to which Jay L. Schottenstein shares voting and investment power as trustee of a trust which owns the Retail Ventures common shares and 165,300 Retail Ventures common shares that Mr. Schottenstein has sole power to vote and dispose.

(7)	Includes 7,500 Retail Ventures common shares held jointly by Mr. Aaron and his spouse, 14,972 Retail Ventures common shares owned by Mr. Deshe, 10,000 Retail Ventures common shares held by Mr. Deshe for the benefit of his children, 17,500 Retail Ventures common shares owned by Ms. Eveillard, 1,000 Retail Ventures common shares owned by Mr. Ring, 17,500 Retail Ventures common shares owned by Mr. Sonnenberg, 600 Retail Ventures common shares owned by Mr. Weisman, 12,500 Retail Ventures common shares owned jointly by Mr. Weisman and his spouse and 500 Retail Ventures common shares held by Mr. Weisman’s spouse.

The information with respect to beneficial ownership is based upon information furnished by each director or executive officer and information contained in filings made with the SEC. Certain of the persons listed in the table above, as of March 22, 2011, also (1) have the right to acquire beneficial ownership of DSW class A common shares upon the exercise of stock options within 60 days of March 22, 2011, or (2) may own DSW class A common shares.

The DSW Special Meeting

Time, Date, and Place

The DSW special meeting will be held at the corporate offices of DSW Inc., located at 810 DSW Drive, Columbus, Ohio, 43219, on the 19th day of May, 2011, at 10:30 a.m., local time.

Matters to be Considered

The purpose of the DSW special meeting is to:

•	vote on a proposal to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares;

•	vote on a proposal to adopt the Amended and Restated Articles of Incorporation; and

•	approve any motion to adjourn or postpone the DSW special meeting to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the DSW special meeting to adopt any of the foregoing proposals.

The first and second proposals are conditioned on each other and approval of each is required for completion of the merger. DSW shareholders will also consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement thereof.

Who Can Vote at the Special Meeting

You are entitled to vote your DSW common shares only if the records of DSW show that you held your shares as of the close of business on March 22, 2011, the record date. As of the close of business on March 22, 2011, a total of 16,741,975 DSW class A common shares and 27,382,667 DSW class B common shares were outstanding. Each DSW class A common share has one vote and each DSW class B common share has eight votes.

Attending the Special Meeting

If you are a beneficial owner of DSW common shares held by a broker, bank or other nominee (i.e., in “street name”), you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from your broker, bank or other nominee are examples of proof of ownership. If you want to vote your DSW common shares held by a broker, bank or other nominee in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote Required

The DSW special meeting will be held only if there is a quorum. A quorum exists if the holders of at least 50% of the common shares outstanding and entitled to vote are present or represented at the meeting. Retail Ventures’ presence at the DSW special meeting will constitute a quorum. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

The holders of a majority of the voting power of the DSW class A common shares and the DSW class B common shares outstanding and entitled to vote, voting together as a single class (for purposes of this vote, holders of DSW class A common shares have one vote for each share and holders of DSW class B common shares have eight votes for each share), must vote in favor of the adoption of the merger agreement and the approval of the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders as a closing condition of the merger agreement.

In addition, the holders of a majority of the DSW class A common shares outstanding and entitled to vote that are held by unaffiliated DSW shareholders (i.e., those holders other than Retail Ventures, the Schottenstein Affiliates, and their respective officers and directors) must vote in favor of the adoption of the merger agreement and the approval of the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders as a closing condition of the merger agreement.

The holders of a majority of the voting power of the DSW class A common shares and the DSW class B common shares, voting together as a single class (for purposes of this vote, holders of DSW class A common shares have one vote for each share and holders of DSW class B common shares have eight votes for each share), and the holders of a majority of the DSW class A common shares, voting as a separate class, must each vote in favor of the adoption of the Amended and Restated Articles of Incorporation for its approval and adoption.

The affirmative vote of the holders of a majority of DSW common shares voting in person or by proxy at the special meeting is required to approve the proposal that permits the board of directors to adjourn or postpone the special meeting to solicit additional proxies if there are insufficient votes at the time of the DSW special meeting to adopt any of the foregoing proposals.

A broker non-vote or abstention with respect to the proposal regarding the merger and the proposal regarding the adoption of the DSW Amended and Restated Articles of Incorporation will have the same effect as a vote “AGAINST” such proposals since approval of the proposals requires the affirmative vote of a majority of the voting power of the shares outstanding and entitled to vote.

Unless the merger agreement is terminated or there is a permitted change in the recommendation of the merger by the board of directors of either Retail Ventures or DSW, Retail Ventures has agreed to vote all of its DSW class B common shares in favor of the adoption of the merger agreement and the approval of the merger and the issuance of DSW common shares to Retail Ventures shareholders; the adoption of the Amended and Restated Articles of Incorporation; and the proposal to approve any motion to adjourn or postpone the DSW special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the DSW special meeting to adopt any of the foregoing proposals. Retail Ventures’ ownership of all of the outstanding shares of DSW class B common shares represents approximately 92.9% of the combined voting power of the two classes of DSW common shares.

At the close of business on the record date for the DSW special meeting, the directors and executive officers of DSW and their affiliates owned and were entitled to vote 2,109,040 DSW class A common shares or 12.4% of the DSW class A common shares on that date and 0.9% of the total voting power of the DSW common shares voting together as a class on that date. These shares do not include 910,550 DSW class A common shares underlying outstanding options to purchase DSW class A common shares held by DSW directors and executive officers on that date. All DSW directors and executive officers that are holders of DSW class A common shares, and their respective affiliates, intend to vote for (1) the proposal to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares, (2) the proposal to adopt the Amended and Restated Articles of Incorporation and (3) the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

DSW will appoint an inspector of election for the DSW special meeting to tabulate affirmative and negative votes and abstentions.

Voting by Proxy

The board of directors of DSW is sending you this joint proxy statement/prospectus for the purpose of requesting that you allow your DSW common shares to be represented at the special meeting by the persons named in the enclosed proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by DSW’s board of directors.

If any matters not described in this joint proxy statement/prospectus are properly presented at the special meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. If the special meeting is postponed or adjourned, your DSW common shares may be voted by the persons named in the proxy card on the new special meeting date as well, unless you have revoked your proxy. DSW does not know of any other matters to be presented at the special meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy you must either advise the corporate secretary of DSW in writing before your common shares have been voted at the special meeting, deliver a later dated proxy, or attend the meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

If your DSW common shares are held by a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this joint proxy statement/prospectus.

Proxy Solicitation Costs

DSW will pay the expenses of soliciting proxies from its shareholders to be voted at the DSW special meeting and the cost of preparing and mailing this joint proxy statement/prospectus to its shareholders. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, DSW and its agents also may solicit proxies by mail, telephone, facsimile, or in person. In addition, proxies may be solicited from DSW shareholders by DSW’s directors, officers and employees in person or by telephone, facsimile or other means of communication. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, DSW will request brokers, custodians, nominees and other record holders of DSW’s common shares to forward copies of this joint proxy statement/prospectus and other soliciting materials to persons for whom they hold shares of DSW common shares and to request authority for the exercise of proxies. In these cases, DSW will, upon the request of the record holders, reimburse these holders for their reasonable expenses. DSW has retained Georgeson, a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the DSW special meeting. Any customary fees of Georgeson plus reimbursement of out-of-pocket expenses will be paid by DSW. DSW estimates that its proxy solicitor fees will be approximately $10,000 plus out-of-pocket expenses.

Householding

If you and others who share your address own DSW common shares that are held by a broker, bank or other nominee, your broker, bank or other nominee may be sending only one joint proxy statement/prospectus to your address. This practice, known as “householding,” is designed to reduce printing and postage costs.

Dissenting Shareholders’ Rights

If the merger agreement is adopted and the merger is approved, holders of DSW common shares who do not vote in favor of adopting the merger agreement and approving the merger may be entitled to seek relief as dissenting shareholders under section 1701.85 of the ORC. See the section entitled “The Merger — Dissenting Shareholders’ Rights — DSW Shareholders” beginning on page 69 for more information on dissenting shareholders’ rights for DSW shareholders.

DSW PROPOSAL 1 — ADOPTION OF THE MERGER AGREEMENT AND
APPROVAL OF THE MERGER AND THE SHARE ISSUANCE

As discussed in the this joint proxy statement/prospectus, DSW is asking its shareholders to adopt the merger agreement and to approve the merger and the issuance of DSW class A common shares and DSW class B common shares to Retail Ventures shareholders. DSW shareholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus. Please see the section entitled “The Merger Agreement” beginning on page 74 for additional information and a summary of the material terms of the merger agreement. You are urged to read carefully the entire merger agreement included as Appendix A before voting on this proposal.

Approval of this proposal is a condition to the completion of the merger. If the proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved.

The DSW board of directors recommends unanimously that shareholders vote “FOR” the proposal to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares.

DSW PROPOSAL 2 — ADOPTION OF THE DSW AMENDED AND RESTATED
ARTICLES OF INCORPORATION

It is a condition to the completion of the merger that the existing DSW amended articles of incorporation be amended and restated in the form of the DSW Amended and Restated Articles of Incorporation attached to this joint proxy statement/prospectus as Appendix D.

The DSW Amended and Restated Articles of Incorporation amends and restates the existing DSW amended articles of incorporation to permit the holders of DSW class B common shares to convert such shares into class A common shares on a one-for-one basis. The DSW Amended and Restated Articles of Incorporation would also delete all references to Retail Ventures as a related party because as a result of the merger, Retail Ventures will cease to exist.

Approval of this proposal is a condition to the completion of the merger. If this proposal is not approved, the merger will not be completed even if the other proposals related to the merger are approved. If the proposal to adopt the merger agreement and approve the merger and the issuance of DSW class A common shares and DSW class B common shares is not approved, the Amended and Restated Articles of Incorporation will not be adopted.

The DSW board of directors recommends unanimously that shareholders vote “FOR” the proposal to adopt the DSW Amended and Restated Articles of Incorporation.

DSW PROPOSAL 3 — ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING

If there are insufficient votes at the time of the special meeting to adopt any of the foregoing proposals, DSW intends to propose to adjourn the special meeting for a period of not more than 30 days for the purpose of soliciting additional proxies in favor of the forgoing proposals. DSW does not intend to propose adjournment or postponement at the special meeting if there are sufficient votes to adopt the foregoing proposals.

The DSW board of directors recommends unanimously that shareholders vote “FOR” the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

The Retail Ventures Special Meeting

Time, Date, and Place

The Retail Ventures special meeting will be held at the corporate offices of DSW Inc., located at 810 DSW Drive, Columbus, Ohio, 43219, on the 19th day of May, 2011, at 3:00 p.m., local time.

Matters to be Considered

The purpose of the Retail Ventures special meeting is to:

•	vote on a proposal to adopt the merger agreement with DSW and approve the merger; and

•	approve any motion to adjourn or postpone the Retail Ventures special meeting to another time or place, if necessary to solicit additional proxies if there are insufficient votes at the time of the Retail Ventures special meeting to adopt the merger agreement and approve the merger.

At the special meeting, Retail Ventures shareholders will also consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournment or postponement thereof.

Who Can Vote at the Special Meeting

You are entitled to vote your Retail Ventures common shares only if the records of Retail Ventures show that you held your shares as of the close of business on March 22, 2011, the record date. As of the close of business on March 22, 2011, a total of 50,251,878 Retail Ventures common shares were outstanding. Each Retail Ventures common share has one vote.

Attending the Special Meeting

If you are a beneficial owner of Retail Ventures common shares held by a broker, bank or other nominee (i.e., in “street name”), you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from you broker, bank or other nominee are examples of proof of ownership. If you want to vote your Retail Ventures common shares held by a broker, bank or other nominee in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Vote Required

The Retail Ventures special meeting will be held only if there is a quorum. A quorum exists if the holders of a majority of the common shares outstanding and entitled to vote are present or represented at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

The holders of a majority of the Retail Ventures common shares outstanding and entitled to vote must vote in favor of the proposal to adopt the merger agreement and approve the merger. Because adoption of the merger agreement and approval of the merger requires a majority of the outstanding Retail Ventures common shares, abstentions and failures to vote on this proposal will have the same effect as votes against the proposal. If your shares are held by a broker, bank or other nominee, your broker, bank or other nominee will not be able to vote your shares on the merger agreement without instructions from you. Such shares are referred to as broker non-votes, which will have the same effect as votes against the merger agreement.

The holders of a majority of Retail Ventures common shares voting in person or by proxy at the special meeting must vote in favor of the proposal to adjourn or postpone the special meeting to solicit additional proxies if there are insufficient votes at the time of the Retail Ventures special meeting to adopt the merger agreement and approve the merger.

At the close of business on the record date for the Retail Ventures special meeting, the Schottenstein Affiliates collectively owned approximately 27,387,326 Retail Ventures common shares, which represents approximately 52.7% of the Retail Ventures common shares entitled to vote at the Retail Ventures special meeting. The Schottenstein Affiliates hold sufficient Retail Ventures common shares to approve the proposal to adopt the merger agreement and approve the merger without the affirmative vote of other Retail Ventures shareholders. The Schottenstein Affiliates have indicated that they intend to vote in favor of the proposal to adopt the merger agreement and approve the merger.

At the close of business on the record date for the Retail Ventures special meeting, the directors and executive officers of Retail Ventures and their affiliates owned and were entitled to vote 27,516,425 Retail Ventures common shares or 52.9% of the Retail Ventures common shares on that date. These shares do not include 658,500 Retail Ventures common shares underlying outstanding options to purchase Retail Ventures common shares held by Retail Ventures directors and executive officers on that date. All Retail Ventures directors and executive officers and their affiliates intend to vote for the proposal to adopt the merger agreement and approve the merger and the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

Retail Ventures will appoint an inspector of election for the Retail Ventures special meeting to tabulate affirmative and negative votes and abstentions.

Voting by Proxy

The board of directors of Retail Ventures is sending you this joint proxy statement/prospectus for the purpose of requesting that you allow your Retail Ventures common shares to be represented at the special meeting by the persons named in the enclosed proxy card. All Retail Ventures common shares represented at the special meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by Retail Ventures’ board of directors.

If any matters not described in this joint proxy statement/prospectus are properly presented at the special meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. If the special meeting is postponed or adjourned, your Retail Ventures common shares may be voted by the persons named in the proxy card on the new special meeting date as well, unless you have revoked your proxy. Retail Ventures does not know of any other matters to be presented at the special meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy you must either advise the corporate secretary of Retail Ventures in writing before your common shares have been voted at the special meeting, deliver a later dated proxy, or attend the meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

If your Retail Ventures common shares are held by a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this joint proxy statement/prospectus.

Proxy Solicitation Costs

Retail Ventures will pay the expenses of soliciting proxies from its shareholders to be voted at the Retail Ventures special meeting and the cost of preparing and mailing this joint proxy statement/prospectus to its shareholders. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, Retail Ventures and its agents also may solicit proxies by mail, telephone, facsimile, or in person. In addition, proxies may be solicited from Retail Ventures shareholders by Retail Ventures’ directors, officers and employees in person or by telephone, facsimile or other means of communication. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, Retail Ventures will request brokers, custodians, nominees and other record holders of Retail Ventures’ common shares to forward copies of this joint proxy statement/prospectus and other soliciting materials to persons for whom they hold Retail Ventures common shares and to request authority for the exercise of proxies. In these cases, Retail Ventures will, upon the request of the record holders, reimburse these holders for their reasonable expenses.

Householding

If you and others who share your address own Retail Ventures common shares that are held by a broker, bank or other nominee, your broker, bank or other nominee may be sending only one joint proxy statement/prospectus to your address. This practice, known as “householding,” is designed to reduce printing and postage costs.

Dissenting Shareholders’ Rights

If the merger agreement is adopted and the merger is approved, holders of Retail Ventures common shares who do not vote in favor of adopting the merger agreement and approving the merger may be entitled to seek relief as dissenting shareholders under section 1701.85 of the ORC. See the section entitled “The Merger — Dissenting Shareholders’ Rights — Retail Ventures Shareholders” beginning on page 70 for more information on dissenting shareholders’ rights for Retail Ventures shareholders.

RETAIL VENTURES PROPOSAL 1 — ADOPTION OF THE MERGER AGREEMENT AND
APPROVAL OF THE MERGER

As discussed in the this joint proxy statement/prospectus, Retail Ventures is asking its shareholders to approve the proposal to adopt the merger agreement and approve the merger. Retail Ventures shareholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus. Additionally, please see the section entitled “The Merger Agreement” beginning on page 74 for additional information and a summary of the material terms of the merger agreement. You are urged to read the entire merger agreement included as Appendix A carefully before voting on this proposal.

The Retail Ventures board of directors recommends unanimously that shareholders vote “FOR” the proposal to adopt the merger agreement and approve the merger.

RETAIL VENTURES PROPOSAL 2 — ADJOURNMENT OR POSTPONEMENT OF THE
SPECIAL MEETING

If there are insufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger, Retail Ventures intends to propose to adjourn or postpone the special meeting for a period of not more than 30 days for the purpose of soliciting additional proxies in favor of the merger agreement and the foregoing proposals. Retail Ventures does not intend to propose adjournment or postponement at the special meeting if there are sufficient votes to adopt the merger agreement and approve the merger.

The Retail Ventures board of directors recommends unanimously that shareholders vote “FOR” the proposal to adjourn or postpone the meeting, if necessary to solicit additional proxies.

Legal Matters

The validity of the DSW common shares issued in connection with the merger will be passed upon by Porter, Wright, Morris & Arthur LLP. In addition, certain U.S. federal income tax matters relating to the merger will be passed upon for Retail Ventures by Skadden, Arps, Slate, Meagher & Flom LLP and for DSW by Katten Muchin Rosenman LLP.

Experts

The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from the DSW Annual Report on Form 10-K for the year ended January 29, 2011, and the effectiveness of DSW’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and financial statement schedule incorporated in this joint proxy statement/prospectus by reference from the Retail Ventures Annual Report on Form 10-K for the year ended January 29, 2011 and the effectiveness of Retail Ventures’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports include an explanatory paragraph relating to the retrospective application of the new accounting guidance on accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) and new accounting guidance on accounting for noncontrolling interests in consolidated financial statements, which became effective February 1, 2009). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Dates for Submission of Shareholder Proposals
for the 2011 Annual Meetings

In order to be considered for inclusion in the DSW proxy statement distributed to shareholders prior to the annual meeting of shareholders in 2011, a shareholder proposal in compliance with Rule 14a-8 of the Exchange Act must have been received by DSW no later than December 13, 2010. Written requests for inclusion should be addressed to: DSW, Inc., Corporate Secretary, 810 DSW Drive, Columbus, Ohio 43219. It is suggested that shareholders mail their proposal by certified mail, return receipt requested.

DSW

In order for proposals of shareholders made outside of Rule 14a-8 under the Exchange Act to be considered “timely” within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must have been received by DSW’s corporate secretary at the above address by March 7, 2011. DSW’s amended and restated code of regulations also provides that nominations for director may only be made by the DSW board of directors (or an authorized board committee) or by a shareholder of record entitled to vote who sends notice to DSW’s corporate secretary not fewer than 60 nor more than 90 days before the anniversary date of the previous year’s annual meeting of shareholders. Any nomination by a shareholder must comply with the procedures specified in DSW’s amended and restated code of regulations. To be eligible for consideration at the 2011 annual meeting, any nominations for director must have been received by DSW’s corporate secretary between March 5, 2011 and April 4, 2011. This advance notice period is intended to allow all shareholders an opportunity to consider any nominees expected to be considered at the meeting.

Retail Ventures

In order to be considered for inclusion in the proxy statement and form of proxy distributed to shareholders prior to the annual meeting of shareholders in 2011, a shareholder proposal submitted pursuant to

Rule 14a-8 of the Exchange Act must have been received by Retail Ventures no later than January 14, 2011. Written requests for inclusion should be addressed to: Retail Ventures, Inc., Attention: Corporate Secretary, 4150 East 5th Avenue, Columbus, Ohio 43219. It is suggested that shareholders mail their proposal by certified mail, return receipt requested.

In order for proposals of shareholders made outside of Rule 14a-8 of the Exchange Act to be considered “timely” within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must have been received by Retail Ventures’ corporate secretary at the above address by March 30, 2011. Retail Ventures’ amended and restated code of regulations also provide that nominations for director may only be made by the Retail Ventures board of directors (or an authorized board committee) or by a shareholder of record entitled to vote who sends notice to Retail Ventures’ corporate secretary not fewer than 60 nor more than 90 days prior to the meeting. This advance notice period is intended to allow all shareholders an opportunity to consider any nominees expected to be considered at the meeting. Any nomination by a shareholder must also comply with the procedures specified in Retail Ventures’ amended and restated code of regulations. Retail Ventures does not anticipate conducting an annual meeting of shareholders in 2011 if the merger is completed.

Where You Can Find More Information; Incorporation by Reference

DSW has filed with the SEC a registration statement under the Securities Act that registers the distribution to Retail Ventures shareholders of the DSW class A common shares and DSW class B common shares to be issued in connection with the merger, if approved. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of DSW in addition to being a joint proxy statement of DSW and Retail Ventures. The registration statement, including the attached exhibits and schedules, contains additional relevant information about DSW and DSW common shares. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this joint proxy statement/prospectus.

DSW and Retail Ventures make available free of charge at www.dsw.com and www.retailventuresinc.com, respectively (in the “Investor Relations” section) copies of materials they file with, or furnish to, the SEC. You may also read and copy this information at the public reference room the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like DSW and Retail Ventures, who file electronically with the SEC. The address of the site is www.sec.gov. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on the SEC’s website is not part of this joint proxy statement/prospectus.

The SEC permits the incorporation by reference of information regarding DSW and Retail Ventures into this joint proxy statement/prospectus, which means that important business and financial information about DSW and Retail Ventures can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, and later information that DSW or Retail Ventures files with the SEC will update and supersede that information. This joint proxy statement/prospectus incorporates by reference the documents listed below that DSW and Retail Ventures have previously filed with the SEC, which contain important information about the companies and their financial condition.

DSW (SEC File No. 001-32545)

•	Annual Report on Form 10-K for the year ended January 29, 2011 (filed on March 22, 2011);

•	Current Reports on Form 8-K, dated and filed (unless otherwise noted) on February 8, 2011, as amended on February 25, 2011, and March 15, 2011; and

•	the description of DSW’s common shares that is contained in its registration statement on Form 8-A filed with the SEC on June 23, 2005 under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Retail Ventures (SEC File No. 001-10767)

•	Annual Report on Form 10-K for the year ended January 29, 2011 (filed on March 28, 2011);

•	Current Reports on Form 8-K, dated and filed (unless otherwise noted) on February 7, 2011 (filed on February 8, 2011), as amended on February 25, 2011; and

•	the description of Retail Ventures’ common shares that is contained in the registration statement on Form S-8, filed on July 13, 2004, and the description of RVI’s rights to purchase Common Stock that is contained in its registration statement on Form 8-A filed with the SEC on February 9, 2011 under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Each of DSW and Retail Ventures also incorporate by reference into this joint proxy statement/prospectus each document filed with the SEC pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus, but before the date of each company’s special meeting of shareholders; provided, however, that documents or information deemed to have been furnished and not filed in accordance with SEC rules will not be deemed incorporated by reference into this joint proxy statement/prospectus. To the extent, however, required by the rules and regulations of the SEC, each of DSW and Retail

Ventures will amend this joint proxy statement/prospectus to include information filed after the date of this joint proxy statement/prospectus.

DSW has supplied all of the information contained or incorporated by reference in this joint proxy statement/prospectus relating to DSW, as well as all pro forma financial information, and Retail Ventures has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Retail Ventures. This document constitutes the prospectus of DSW and a joint proxy statement of DSW and Retail Ventures.

Documents incorporated by reference are available from DSW and Retail Ventures without charge. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the applicable company at the following addresses:

DSW Inc. 810 DSW Drive Columbus, Ohio 43219 Attn: Corporate Secretary (614) 237-7100	Retail Ventures, Inc. 4150 East 5th Avenue Columbus, Ohio 43219 Attn: Corporate Secretary (614) 238-4148

If you would like to request documents, please do so by May 12, 2011, to receive the documents before the DSW or Retail Ventures special meetings.

Appendix A

AGREEMENT AND PLAN OF MERGER

DATED AS OF FEBRUARY 8, 2011

BY AND AMONG

DSW INC.,

DSW MS LLC

AND

RETAIL VENTURES, INC.

A-i

A-ii

INDEX OF DEFINED TERMS

Page

Acquisition Proposal	27
Agreed Upon Procedures Report	31
Agreement	1
Auditor	31
Basis of Presentation	31
Benefit Plans	13
Cash Schedule	31
Certificate of Merger	1
Certificates	4
Change in DSW Recommendation	25
Change in Recommendation	27
Change in RVI Recommendation	25
Charter Amendment	19
Closing	1
Closing Date	1
Code	1
Common Stock Purchase Right	1
Converted Equity Awards	6
Converted Option\SAR	6
Converted Stock Awards	6
Covered Transaction Expenses	35
Designated Director	2
DSW	1
DSW Benefit Plans	19
DSW Class A Stock	2
DSW Class B Stock	2
DSW Common Stock	2
DSW Disclosure Schedule	15
DSW Dissenting Shares	7
DSW Financial Statements	18
DSW Permits	18
DSW Preferred Stock	16
DSW Recommendation	19
DSW SEC Documents	17
DSW Share Issuance	16
DSW Shareholders Meeting	25
DSW Stock Awards	16
Effective Time	1
Election	3
Election Deadline	3
Election Form	3
Election Form Record Date	3
Election Period	3

A-iii

Page

ERISA	13
Exchange Act	3
Exchange Agent	4
Exchange Ratio	2
Execution Date	1
Form S-4	23
Goldman	20
Governmental Entity	10
Houlihan	15
IRS Rulings	33
Joint Proxy Statement\Prospectus	23
Knowledge	10
Laws	11
Legal Action	12
Liabilities	11
Mailing Date	3
Master Separation Agreement	26
material adverse effect	8
Maximum Premium	29
Merger	1
Merger Consideration	2
Merger LLC	1
NYSE	2
OGCL	1
OLLCL	1
person	5
PIES Indenture	6
Present Fair Salable Value	14
reasonable inquiry	10
Report	31
Required DSW Vote	20
Required RVI Vote	15
Required Shareholder Votes	20
Required Shareholders Meetings	25
Rights Agreement	1
RVI	1
RVI Benefit Plan	13
RVI Common Stock	2
RVI Disclosure Schedule	7
RVI Dissenting Shares	7
RVI ERISA Affiliate	14
RVI Financial Statements	11
RVI Indemnified Parties	29
RVI Option/SAR	6

A-iv

Page

RVI Permits	11
RVI Recommendation	15
RVI SEC Documents	10
RVI Shareholders Meeting	25
RVI Stock Awards	6
RVI Warrant	6
RVI’s Significant Cash Transactions	31
Sarbanes-Oxley Act	10
Schottenstein	20
Securities Act	9
SEI Loan	21
Solvent	14
Statement	31
Subject Shares	30
Subsidiary	8
Superior Proposal	28
Surviving Entity	1
tax	13
U.S.	5
Violation	10
Voting Debt	9

A-v

AGREEMENT AND PLAN OF MERGER dated as of February 8, 2011 (“Execution Date”) (this “Agreement”) is by and among DSW Inc., an Ohio corporation (“DSW”), DSW MS LLC, an Ohio limited liability company and a direct wholly-owned subsidiary of DSW (“Merger LLC”), and Retail Ventures, Inc., an Ohio corporation (“RVI”).

W I T N E S S E T H:

WHEREAS, each of the respective Boards of Directors of DSW and RVI has approved, and deemed it in the best interests of its shareholders to consummate, and DSW, as the sole member of Merger LLC, has approved, the business combination and other transactions provided for herein, including the merger (the “Merger”) of RVI with and into Merger LLC in accordance with the applicable provisions of the Ohio General Corporation Law (the ‘‘OGCL”) and the Ohio Limited Liability Company Law (the ‘‘OLLCL”), and upon the terms and subject to the conditions set forth herein;

WHEREAS, DSW and RVI intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”);

WHEREAS, DSW and RVI desire to make certain representations, warranties, covenants and agreements in connection with the Merger (including, as a condition and inducement to DSW and Merger LLC entering into this Agreement, the voting agreement by RVI provided for in Section 5.12) and also to prescribe certain conditions to the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to DSW and Merger LLC entering into this Agreement, RVI has adopted a Rights Agreement, dated as of the date hereof (the “Rights Agreement”), with Computershare Investor Services Inc., as Rights Agent, intended to help protect RVI’s net operating losses and certain other tax assets, in connection with which the RVI Board of Directors authorized and declared a dividend distribution of one common share purchase right (a “Common Stock Purchase Right”) for each outstanding share of RVI Common Stock at the close of business on February 24, 2011.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 Effective Time of Merger.  Subject to the provisions of this Agreement, a certificate of merger (the ‘‘Certificate of Merger”) shall be duly prepared, executed by RVI and Merger LLC and thereafter delivered to the Secretary of State of the State of Ohio for filing, as provided in the OGCL and OLLCL, on the Closing Date. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Ohio or at such time thereafter as is agreed upon in writing by DSW and RVI and provided for in the Certificate of Merger (the “Effective Time”).

1.2 Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., local time, on the date (the “Closing Date”) that is the second business day after the satisfaction or waiver (subject to applicable Law) of the last to be satisfied or waived of the conditions set forth in Article VI (excluding conditions that, by their terms, are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of DSW in Columbus, Ohio, unless another place is agreed to in writing by the parties hereto.

1.3 Effects of the Merger.  At the Effective Time, RVI shall be merged with and into Merger LLC and the separate existence of RVI shall cease and Merger LLC shall continue as the surviving entity in the Merger. The Merger will have the effects set forth in the OGCL and OLLCL. As used in this Agreement, ‘‘Surviving Entity” shall mean Merger LLC, at and after the Effective Time, as the surviving entity in the Merger.

1.4 Articles of Organization.  At the Effective Time, the articles of organization of Merger LLC as in effect immediately prior to the Effective Time shall be the articles of organization of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law.

1.5 Operating Agreement.  At the Effective Time, the operating agreement of Merger LLC as in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law.

1.6 Officers of Surviving Entity.  The officers of Merger LLC as of the Effective Time shall be the officers of the Surviving Entity, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

1.7 Directors of DSW.  Prior to the Effective Time, the DSW Board of Directors shall take all necessary corporate action (i) to increase the size of the DSW Board of Directors by one member, such that at the Effective Time the DSW Board of Directors shall consist of 12 members, and (ii) to fill the vacancies on the DSW Board of Directors created by such increase, effective immediately after the Effective Time, with the current member of the RVI Board of Directors listed on Schedule 1.7 (the ‘‘Designated Director”). If prior to the Effective Time, the Designated Director, or Harvey Sonnenberg, is unwilling or unable to serve as a director of DSW for any reason, or the Nominating and Corporate Governance Committee of the DSW Board of Directors determines in good faith, after consultation with legal counsel, that the Designated Director would not qualify as an “independent” director of DSW under the rules of the New York Stock Exchange (“NYSE”), then RVI shall replace such person, upon consultation prior to the Effective Time with, and in consideration of the views of, the Nominating and Corporate Governance Committee of the DSW Board of Directors, and thereafter (other than in the case of Mr. Sonnenberg or any replacement of Mr. Sonnenberg) such replacement shall constitute a Designated Director.

ARTICLE II

EFFECTS OF THE MERGER

2.1 Effect on Capital Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of RVI Common Stock:

(a) Cancellation of Treasury Stock.  All common shares, without par value, of RVI (the “RVI Common Stock”) that are owned by RVI as treasury stock shall be cancelled and shall cease to exist, and no Class A common shares, without par value, of DSW (the “DSW Class A Stock”) or Class B common shares, without par value, of DSW (the “DSW Class B Stock”, and together with the DSW Class A Stock, the “DSW Common Stock”) or other consideration shall be delivered in exchange therefor.

(b) Conversion of the RVI Common Stock.  Subject to Section 2.4, each share of RVI Common Stock (and each associated Common Stock Purchase Right) issued and outstanding immediately prior to the Effective Time (other than (i) shares of RVI Common Stock to be cancelled in accordance with Section 2.1(a), (ii) shares of RVI Common Stock owned by DSW immediately prior to the Effective Time, which shares shall be cancelled and extinguished, (iii) shares of RVI Common Stock owned by any direct or indirect wholly-owned Subsidiary of DSW or any direct or indirect wholly-owned Subsidiary of RVI immediately prior to the Effective Time, which shares shall be cancelled and extinguished, and (iv) RVI Dissenting Shares, which shall be treated in accordance with Section 2.8(a)) shall be cancelled and extinguished and automatically converted into the right to receive 0.435 (the “Exchange Ratio”) fully paid and nonassessable shares of either DSW Class A Stock, or, if such holder has effectively made an election to receive DSW Class B Stock in lieu of DSW Class A Stock in accordance with Section 2.2, DSW Class B Stock (such DSW Common Stock, together with any cash paid in respect of fractional shares in accordance with Section 2.4, the “Merger Consideration”). Upon such conversion, all such shares of RVI Common Stock, together with all associated Common Stock Purchase Rights, shall no longer be outstanding and shall automatically be cancelled and extinguished and shall cease to exist, and each certificate previously representing any such shares (or book entry representing any such non-certificated shares) and associated Common Stock Purchase Rights shall thereafter represent only the right to receive the Merger Consideration (together with any dividends or other distributions payable in respect thereof pursuant to Section 2.3(c)) in respect of such shares upon the surrender of the certificate or book entry representing such shares in accordance with Section 2.3 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.5). No holder of shares of RVI Common Stock who demands payment of the fair cash value of such shares pursuant to Section 1701.85 of the OGCL shall thereafter be entitled to elect to receive DSW Class B Stock in lieu of DSW Class A Stock with respect to RVI Dissenting Shares, which RVI Dissenting Shares shall be treated in accordance with Section 2.8(a), regardless of whether such holder fails to perfect or otherwise waives, withdraws or loses the right to appraisal.

(c) Adjustments.  The Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into DSW Common Stock or RVI Common Stock), reorganization, recapitalization, reclassification or other like change with respect to DSW Common Stock or RVI Common Stock having a record date on or after the date hereof and prior to the Effective Time.

2.2 Election Procedures.

(a) No later than the date on which the Joint Proxy Statement/Prospectus is mailed to the RVI shareholders (the “Mailing Date”), DSW shall cause an election form (the “Election Form”) to be mailed to each holder of record of shares of RVI Common Stock as of the record date for the RVI Shareholders Meeting (the “Election Form Record Date”).

(b) Each Election Form shall permit the holder (or the beneficial owner, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), through appropriate and customary documentation and instructions), to elect to receive DSW Class B Stock in lieu of DSW Class A Stock (an “Election”) and shall provide that all shares of RVI Common Stock with respect to which an Election has not properly been made during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York time, on the fifth business day prior to the Effective Time (the “Election Deadline”), shall be converted into DSW Class A Stock pursuant to Section 2.1(b). DSW shall publicly announce the anticipated Election Deadline at least ten (10) business days prior to the anticipated Effective Time. If the Effective Time is delayed to a subsequent date, the Election Deadline shall be delayed by the same number of days, and DSW shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(c) DSW shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners, within the meaning of Rule 13d-3 under the Exchange Act) of RVI Common Stock during the Election Period, and DSW shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) Any Election made pursuant to this Section 2.2 shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form during the Election Period. Any Election Form may be revoked or changed by the person submitting such Election Form, by written notice received by the Exchange Agent during the Election Period. If an Election Form is revoked during the Election Period, the shares of RVI Common Stock represented by such Election Form shall be deemed to be converted into DSW Class A Stock pursuant to Section 2.1(b), except to the extent (if any) a subsequent election is properly made during the Election Period with respect to any or all of the shares of RVI Common Stock covered by that Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of DSW or RVI or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

2.3 Surrender and Payment.

(a) Prior to the date of mailing of the Joint Proxy Statement/Prospectus, DSW shall appoint an agent (the “Exchange Agent”) reasonably acceptable to RVI for the purpose of exchanging certificates or book entries, as applicable, which immediately prior to the Effective Time evidenced shares of RVI Common Stock and the associated Common Stock Purchase Rights (the “Certificates”), for the applicable Merger Consideration pursuant to an exchange agent agreement in form and substance reasonably satisfactory to RVI. On or before the Effective Time, DSW shall deposit, or shall cause to be deposited, with the Exchange Agent, the Merger Consideration to be exchanged or paid in accordance with this Article II, and DSW shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 2.4 and any dividends or distributions to which holders of shares of RVI Common Stock may be entitled pursuant to Section 2.3(c). The Surviving Entity shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of RVI Common Stock immediately prior to the Effective Time whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, promptly after the Effective Time, (i) a letter of transmittal for use in such exchange (which shall be in form and substance reasonably satisfactory to DSW and RVI and shall specify that the delivery shall be effected, and risk of loss and title in respect of the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions to effect the surrender of the Certificates in exchange for the applicable Merger Consideration and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(c).

(b) Each holder of shares of RVI Common Stock that have been converted into the right to receive the applicable Merger Consideration and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(c), upon surrender to the Exchange Agent of a Certificate or Certificates, together with a properly completed letter of transmittal covering such shares and such other documents as the Exchange Agent may reasonably require, shall be entitled to receive the applicable Merger Consideration payable in respect of such shares of RVI Common Stock. The holder of such Certificate, upon its delivery thereof to the Exchange Agent, shall also receive any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c). Certificates surrendered shall forthwith be cancelled as of the Effective Time. Until so surrendered, each such Certificate, following the Effective Time, shall represent for all purposes only the right to receive the applicable Merger Consideration, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.4 and any dividends or other distributions payable in respect thereof pursuant to Section 2.3(c). No interest shall be paid or accrued for the benefit of holders of the Certificates on cash amounts payable upon the surrender of such Certificates pursuant to this Section 2.3.

(c) Whenever a dividend or other distribution is declared or made after the date hereof with respect to DSW Common Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of DSW Common Stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the Effective Time with respect to DSW Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the DSW Common Stock such holder is entitled to receive until the holder of such Certificate shall surrender such Certificate in accordance with the provisions of this Section 2.3. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of DSW Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of DSW Common Stock.

(d) In the event that a transfer of ownership of shares of RVI Common Stock is not registered in the stock transfer books or ledger of RVI, or if any certificate or book entry for the applicable Merger Consideration is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance thereof that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such exchange shall have paid to the Exchange Agent any transfer or other taxes required as a result of the issuance of a certificate or book entry representing shares of DSW Common Stock in any name other than that of the registered holder of such shares of RVI Common Stock, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, “person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Entity.

(e) After the Effective Time, there shall be no further registration of transfers of shares of RVI Common Stock. If, after the Effective Time, any Certificate formerly representing shares of RVI Common Stock is presented to the Surviving Entity, it shall be cancelled and exchanged for the applicable Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II, except as provided in Section 2.8(a) with respect to RVI Dissenting Shares.

(f) None of DSW, Merger LLC, RVI or any of their respective Subsidiaries or affiliates shall be liable to any holder of shares of RVI Common Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Each of the Exchange Agent, the Surviving Entity and DSW shall be entitled to deduct and withhold from the Merger Consideration otherwise payable to any holder of shares of RVI Common Stock, and from any dividends or other distributions that the holder is entitled to receive under Section 2.3(c), such amounts as the Exchange Agent, the Surviving Entity or DSW is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of United States (“U.S.”) federal, state or local tax Law or any other non-U.S. tax Law or any other applicable legal requirement. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Entity or DSW, such amounts withheld from the Merger Consideration and other such amounts payable under Section 2.3(c) shall be treated for all purposes of this Agreement as having been received by the holder of the shares of RVI Common Stock in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Entity or DSW.

(h) Any portion of the certificates evidencing shares of DSW Common Stock, the cash to be paid in respect of fractional shares pursuant to Section 2.4 and the cash or other property in respect of dividends or other distributions pursuant to Section 2.3(c) supplied to the Exchange Agent which remains unclaimed by the holders of shares of RVI Common Stock twelve months after the Effective Time shall be returned to DSW, upon demand, and any such holder who has not exchanged his shares of RVI Common Stock for the applicable Merger Consideration in accordance with this Section 2.3 prior to the time of demand shall thereafter look only to DSW for payment of the applicable Merger Consideration and any dividends or distributions with respect to DSW Common Stock to which such holder was entitled pursuant to Section 2.3(c), in each case, without interest.

2.4 Fractional Shares.  No certificates representing less than one share of DSW Common Stock shall be issued in exchange for shares of RVI Common Stock upon the surrender for exchange of a Certificate. In lieu of any such fractional share, each holder of shares of RVI Common Stock who would otherwise have been entitled to a fraction of a share of DSW Common Stock upon surrender of Certificates for exchange (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.5) shall be paid upon such surrender (and after taking into account and aggregating shares of RVI Common Stock represented by all Certificates surrendered by such holder) cash (without interest) in an amount equal to the product obtained by multiplying (a) the fractional share interest to which such holder (after taking into account and aggregating all shares of RVI Common Stock represented by all Certificates surrendered by such holder) would otherwise be entitled by (b) the closing price for a share of DSW Class A Stock on the New York Stock Exchange on the last trading day immediately preceding the Effective Time.

2.5 Lost, Stolen or Destroyed Certificates.  In the event any certificates representing shares of RVI Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration and any dividends or other distributions as may be required pursuant to this

Article II in respect of the shares of RVI Common Stock represented by such lost, stolen or destroyed certificates; provided that DSW may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against DSW or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

2.6 Options and Other RVI Stock Awards.  From and after the Effective Time, (x) options to purchase shares of, and stock appreciation rights based on, RVI Common Stock (each, a “RVI Option/SAR”) held by any current or former employee, consultant, independent contractor or director and (y) other compensatory awards based on RVI Common Stock (collectively with the RVI Options/SARs, the “RVI Stock Awards”) held by any current or former employee, consultant, independent contractor or director which are outstanding immediately prior to the Effective Time shall be converted into and become, respectively, options to purchase, or, as the case may be, stock appreciation rights based on shares of DSW Class A Stock (each, a “Converted Option/SAR”), and with respect to all other RVI Stock Awards, awards based on shares of DSW Class A Stock (the “Converted Stock Awards” and, together with the Converted Options/SARs, the “Converted Equity Awards”), in each case, on terms substantially identical to those in effect immediately prior to the Effective Time under the terms of the stock incentive plan or other related agreement or award pursuant to which such RVI Stock Award was granted (after giving effect to any acceleration of vesting that occurs by reason of the transactions contemplated by this Agreement); provided that from and after the Effective Time, (i) each such Converted Option/SAR may be exercised solely to purchase or otherwise in respect of shares of DSW Class A Stock, (ii) the number of shares of DSW Class A Stock issuable upon exercise of such Converted Option/SAR shall be equal to the number of shares of RVI Common Stock that were issuable upon exercise under the corresponding RVI Option/SAR immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, (iii) the per share exercise price under such Converted Option/SAR shall be the per share exercise price of the corresponding RVI Option/SAR immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent, and (iv) the number of shares of DSW Class A Stock subject to such Converted Stock Awards shall be determined by multiplying the number of shares of RVI Common Stock subject to the corresponding RVI Stock Award immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole share.

2.7 Other RVI Securities.

(a) RVI, DSW and Merger LLC shall cooperate and take all actions necessary or appropriate in order for the Surviving Entity to assume, as of the Effective Time, the warrants issued by RVI to purchase shares of RVI Common Stock or DSW Class A Stock held by RVI (each, a “RVI Warrant”) outstanding immediately prior to the Effective Time, in accordance with their respective terms and conditions. The parties acknowledge that (i) as of the date of this Agreement, holders of the outstanding warrants issued by RVI to purchase shares of RVI Common Stock or DSW Class A Stock held by RVI are entitled to exercise such RVI Warrants for shares of DSW Class A Stock, shares of RVI Common Stock or a combination thereof, and (ii) following the Effective Time, (A) the right to exercise such RVI Warrants for shares of DSW Class A Stock shall continue in accordance with the terms of the RVI Warrants and (B) the right to exercise such RVI Warrants for shares of RVI Common Stock shall be treated in the manner contemplated by Section 4.1 of the RVI Warrants as the right to receive the highest amount of securities, cash or other property to which such holder would actually have been entitled as a shareholder upon such consummation of the Merger if such holder had exercised its RVI Warrant immediately prior thereto and shall be deemed to include the right of such holder to elect to receive DSW Class B Stock in lieu of DSW Class A Stock upon exercise of the RVI Warrant for shares of RVI Common Stock following the Effective Time (provided that if such holder fails to so elect to receive DSW Class B Stock upon exercise of the RVI Warrant, such holder shall receive DSW Class A Stock).

(b) RVI, DSW and Merger LLC shall cooperate and take all actions necessary or appropriate in order for the Surviving Entity to assume, as of the Effective Time, by supplemental indenture and supplemental agreement RVI’s obligations under the Indenture, dated as of August 16, 2006 (the “PIES Indenture”), between RVI and HSBC Bank USA, National Association, the Notes and the Collateral

Agreement (as defined in the PIES Indenture) related to the 6.625% Mandatorily Exchangeable Notes due September 15, 2011.

2.8 Dissenters’ Rights.

(a) Notwithstanding anything in this Agreement to the contrary, shares of RVI Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands payment of the fair cash value of such shares pursuant to, and who complies in all respects with, the provisions of Sections 1701.84 and 1701.85 of the OGCL (the “RVI Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall represent the right to payment of the fair cash value of such shares in accordance with, and to the extent of, the provisions of Sections 1701.84 and 1701.85 of the OGCL and at the Effective Time, all RVI Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose its rights as a dissenting shareholder under Section 1701.85 of the OGCL or other applicable Law, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 1701.85 of the OGCL, then the right of such holder to be paid the fair cash value of such holder’s RVI Dissenting Shares under Section 1701.85 of the OGCL shall be terminated and cease and if such forfeiture shall occur following the Effective Time, each such RVI Dissenting Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration (that, for the avoidance of doubt, will consist exclusively of DSW Class A Stock and any cash paid in respect of fractional shares in accordance with Section 2.4). RVI shall deliver prompt notice to DSW of any demands for payment of the fair cash value of any shares of RVI Common Stock, any withdrawals of such demands and any other instruments served pursuant to the OGCL and received by RVI relating to rights to be paid the fair cash value of RVI Dissenting Shares, and DSW shall have the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the OGCL. Prior to the Effective Time, RVI shall not, without the prior written consent of DSW, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

(b) Shares of DSW Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands payment of the fair cash value of such shares pursuant to, and who complies in all respects with, the provisions of Section 1701.85 of the OGCL (the “DSW Dissenting Shares”), shall, at the Effective Time, be treated in accordance with the provisions of Section 1701.85 of the OGCL. DSW shall deliver prompt notice to RVI of any demands for payment of the fair cash value of any shares of DSW Common Stock. Prior to the Effective Time, DSW shall not, without the prior written consent of RVI, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.9 Consent of Surviving Entity.  The Surviving Entity hereby consents to be sued and served with process in the State of Ohio and to the irrevocable appointment of the Secretary of State of the State of Ohio as its agent to accept service of process in any proceeding in the State of Ohio to enforce against the Surviving Entity any obligation of RVI, or to enforce the rights of a dissenting shareholder of RVI.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of RVI.  Except (x) with respect to any subsection of this Section 3.1, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by RVI to DSW concurrently herewith (the “RVI Disclosure Schedule”) (it being understood by the parties that the information disclosed in one subsection of the RVI Disclosure Schedule shall be deemed to be included in each other subsection of the RVI Disclosure Schedule with respect to which the relevance of such information thereto would be reasonably apparent) or (y) as disclosed in the RVI SEC Documents filed by RVI with, or furnished by RVI to, the SEC after January 31, 2009 and at least two (2) business days prior to the date of this

Agreement, and publicly available as of the date of this Agreement (excluding any cautionary, predictive or forward-looking statements set forth in any section of such RVI SEC Documents, including any statements in any section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”), RVI represents and warrants (subject to the limitation set forth in subsection (n) of this Section 3.1) to DSW as follows:

(a) Organization, Standing and Power.  RVI is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on RVI. The Articles of Incorporation and Code of Regulations of RVI, copies of which were previously made available to DSW, are true, complete and correct copies of such documents as in effect on the date of this Agreement. As used in this Agreement:

(i) the word “Subsidiary” when used with respect to any person means any other person, whether incorporated or unincorporated, of which at least a majority of the securities or other interests that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such person, is directly or indirectly owned or controlled by the first person or by any one or more of its Subsidiaries, or by the first person and one or more of its Subsidiaries; provided that DSW and its Subsidiaries shall not be regarded as Subsidiaries of RVI for purposes of this Agreement unless otherwise expressly provided herein;

(ii) other than with reference to any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to (x) this Agreement or the transactions contemplated hereby or (y) any public disclosure concerning this Agreement or the transactions contemplated hereby, any reference to the term “material adverse effect” means, with respect to RVI, an adverse effect on the financial condition, properties, businesses or results of operations of RVI and its Subsidiaries taken as a whole in an amount greater than $17,500,000 that is neither reflected nor reserved for in the consolidated financial statements of RVI included in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2010, as filed with the SEC prior to the date of this Agreement (the “RVI 10-Q”) nor an ordinary course operating expense or expense relating to the Merger; provided that, for purposes of this clause (ii), the following (alone or in combination) shall not be deemed to have a “material adverse effect”: any change or event caused by or resulting from (A) changes in prevailing economic, political or market conditions, (B) changes in generally accepted accounting principles or requirements or interpretations thereof, (C) changes in applicable Laws or interpretations thereof by any Governmental Entity, (D) the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof or any action taken pursuant to and in accordance with this Agreement, (E) any outbreak of major hostilities, act of terrorism, act of God or other force majeure event occurring after the date of this Agreement, or (F) changes in RVI’s stock price or trading volume (unless due to a change or event that would separately constitute a “material adverse effect” with respect to RVI), except, in the case of clauses (A), (B), (C) or (E), to the extent such changes or developments have a disproportionate effect on RVI and its Subsidiaries. In addition, the SEI Loan will not be (I) considered, in and of itself, to have a “material adverse effect” or (II) considered in the determination of whether a change or event constitutes a “material adverse effect.”

(b) Capital Structure.

(i) The authorized capital stock of RVI consists of 160,000,000 shares of RVI Common Stock. As of the close of business on January 29, 2011, (A) 50,274,851 shares of RVI Common Stock were issued and outstanding (including issued shares of unvested restricted stock), (B) 7,551 shares of RVI Common Stock were held in treasury, (C) 1,952,497 shares of RVI Common Stock were reserved for issuance upon the exercise of the RVI Warrants and (D) 949,100 shares of RVI Common Stock were reserved for issuance under RVI Stock Awards. All issued and outstanding shares of RVI Common Stock, and all shares of RVI Common Stock that may be issued pursuant to the exercise of RVI Warrants or RVI Stock Awards, are duly authorized. All issued and outstanding shares of RVI Common Stock are, and all shares of RVI Common Stock that may be issued pursuant to the exercise of RVI Warrants or RVI Stock Awards will be, when issued in accordance with the terms thereof, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(ii) Section 3.1(b)(ii) of the RVI Disclosure Schedule sets forth a true, complete and correct list as of the Execution Date of each RVI Warrant then outstanding, the number of shares of RVI Common Stock and DSW Class A Stock held by RVI subject to such RVI Warrant and the exercise or purchase price (if any) and the expiration date thereof.

(iii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of RVI are issued or outstanding.

(iv) Except for (A) this Agreement, (B) the RVI Warrants, (C) the RVI Stock Awards, and (D) the Rights Agreement, there are no options, warrants, calls, rights, commitments or agreements of any character to which RVI or any Subsidiary of RVI is a party or by which it or any such Subsidiary is bound obligating RVI or any Subsidiary of RVI to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, other equity interests or any Voting Debt of RVI or of any Subsidiary of RVI (including, for this purpose, DSW) or obligating RVI or any Subsidiary of RVI to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of RVI or any of its Subsidiaries (x) to repurchase, redeem or otherwise acquire any shares of capital stock of RVI or any of its Subsidiaries (including, for this purpose, DSW) or (y) pursuant to which RVI or any of its Subsidiaries (including, for this purpose, DSW) is or could be required to register shares of RVI Common Stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”).

(v) Since January 30, 2010, except as permitted by Section 4.1 or as provided for by the Rights Agreement, RVI and its Subsidiaries have not (A) issued or permitted to be issued any shares of capital stock, other equity interests or securities exercisable or exchangeable for or convertible into shares of capital stock or other equity interests of RVI or any of its Subsidiaries (including, for this purpose, DSW), other than pursuant to and as required by the terms of RVI Warrants or RVI Stock Awards granted prior to the date hereof; (B) repurchased, redeemed or otherwise acquired, directly or indirectly, any shares of capital stock or other equity interests of RVI or any of its Subsidiaries (including, for this purpose, DSW); or (C) declared, set aside, made or paid to the shareholders of RVI dividends or other distributions on the outstanding shares of capital stock of RVI.

(c) Authority.

(i) RVI has all requisite corporate power and authority to enter into this Agreement and, subject in the case of the consummation of the Merger to the adoption of this Agreement by the Required RVI Vote, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of RVI, subject in the case of the consummation of the Merger to the Required RVI Vote. This Agreement has been duly executed and delivered by RVI and, assuming due authorization, execution and delivery by DSW and Merger LLC, constitutes a valid and binding obligation of RVI, enforceable against RVI in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, cancellation, modification or acceleration, loss or creation, a “Violation”) pursuant to, any provision of the Articles of Incorporation, Code of Regulations or similar organizational document of RVI or any Subsidiary of RVI, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease or other agreement, obligation, instrument, permit, concession, franchise, license or Law applicable to RVI or any Subsidiary of RVI or their respective properties or assets, which Violation, in the case of clause (B), individually or in the aggregate, would reasonably be expected to have a material adverse effect on RVI.

(iii) No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required by or with respect to RVI or any Subsidiary of RVI in connection with the execution and delivery of this Agreement by RVI or the consummation by RVI of the transactions contemplated hereby, the failure to make or obtain which, individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on RVI or (y) prevent, delay or impede RVI’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, except for (A) the filing with the SEC of the Joint Proxy Statement/Prospectus and such other reports under the Securities Act and the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio, and (C) such filings with and approvals of the NYSE as may be required by the rules and regulations of the NYSE.

(d) SEC Documents; Financial Statements; Undisclosed Liabilities.

(i) RVI has timely filed, or furnished, as applicable, all reports, schedules, registration statements and other documents required to be filed or submitted by it with the SEC pursuant to the Securities Act, the Exchange Act or other applicable securities statutes, regulations, policies, rules or interpretations thereof since January 1, 2008 (the “RVI SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the RVI SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such RVI SEC Documents, and none of the RVI SEC Documents when filed (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The RVI SEC Documents included all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), and the internal control report and attestation of RVI’s outside auditors required by Section 404 of the Sarbanes-Oxley Act. RVI has not received any written comments from the SEC staff that have not been resolved to the satisfaction of the SEC staff. Since January 1, 2008, RVI has not received a stop order or other order suspending the effectiveness or use of any registration statement or prospectus filed by RVI under the Securities Act or the Exchange Act and, to the Knowledge of RVI, the SEC has not issued any such order since such date. As used in this Agreement, the word “Knowledge” means as to a particular matter, the actual knowledge, after reasonable inquiry, of any officer of RVI or DSW, as the case may be. For this purpose, “reasonable inquiry” means, with respect to each person, (i) review of files and other information in his or her possession, custody or control and (ii) inquiry of employees of RVI or its Subsidiaries or DSW or its Subsidiaries, as the case may be, who have responsibilities pertinent to such inquiry and access to information in the possession, custody or control of RVI or its Subsidiaries or DSW or its Subsidiaries, as the case may be, and responsive thereto.

(ii) The financial statements of RVI (including the related notes and supplemental schedules) included in the RVI SEC Documents complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of RVI and its consolidated Subsidiaries and the consolidated statements of operations, shareholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in the case of unaudited statements to normal year-end adjustments).

(iii) RVI and its Subsidiaries do not have any liabilities or obligations of any kind, character, nature or description whatsoever, whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom (collectively, “Liabilities”) required by generally accepted accounting principles to be reflected or reserved against in the consolidated balance sheet of RVI and its Subsidiaries (or disclosed in the notes to such balance sheet), except for (A) Liabilities that are fully reflected or reserved for in the most recent Quarterly Report on Form 10-Q filed by RVI prior to the date of this Agreement (the “RVI Financial Statements”), (B) Liabilities incurred since the date of the most recent condensed consolidated balance sheets of RVI appearing in the RVI Financial Statements in the ordinary course of business, (C) Liabilities which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on RVI, determined without regard to whether such Liabilities arose out of facts or circumstances known by any of the parties to this Agreement, (D) Liabilities incurred pursuant to the transactions contemplated by this Agreement and (E) Liabilities discharged or paid in full prior to the date of this Agreement in the ordinary course of business.

(e) Compliance with Applicable Laws and Reporting Requirements.

(i) RVI and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of RVI and its Subsidiaries, taken as a whole (the “RVI Permits”), and RVI and its Subsidiaries are in compliance with the terms of the RVI Permits except where the failure so to hold or comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on RVI.

(ii) RVI and its Subsidiaries are in compliance in all material respects with all applicable laws, statutes, regulations, rules, ordinances, judgments, rulings, orders, writs, injunctions, decrees, orders, settlements or awards of any Governmental Entity (collectively, “Laws”).

(iii) RVI has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. RVI (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by RVI in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to RVI’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to RVI’s auditors and the audit committee of the RVI Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect RVI’s ability to record, process, summarize and report financial information and

(2) any fraud, whether or not material, that involves management or other employees who have a significant role in RVI’s internal controls over financial reporting.

(iv) To the Knowledge of RVI, (x) since January 1, 2008, none of RVI or any of its Subsidiaries, or any director, officer or independent auditor of RVI or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of RVI or any of its Subsidiaries or their respective internal accounting controls, and (y) since January 1, 2008, no attorney representing RVI or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or other duty recognized under applicable federal or state statutory or regulatory Law or at common Law (including any abdication of duty, abuse of trust or approval of unlawful transactions) or similar violation by RVI or any of its Subsidiaries or any of their respective officers, directors, employees or agents to RVI’s Board of Directors or any committee thereof or, to the Knowledge of RVI, to any director or officer of RVI.

(f) Legal Proceedings.  There is no claim, suit, action, litigation, arbitration, investigation or other demand or proceeding, whether judicial, arbitral, administrative or other (each, a “Legal Action”), pending or, to the Knowledge of RVI, threatened, against or affecting RVI or any Subsidiary of RVI, nor is there any judgment, decree, injunction, rule, award, settlement, stipulation or order of any Governmental Entity or arbitrator outstanding or, to the Knowledge of RVI, threatened against or affecting RVI or any Subsidiary of RVI.

(g) Taxes.

(i) RVI and each of its Subsidiaries have timely filed all material tax returns required to be filed by any of them, and each such return is true, complete and accurate in all material respects, and RVI and each of its Subsidiaries have paid (or RVI has paid on their behalf) all material taxes due, whether or not shown as due on such returns, and the most recent financial statements contained in the RVI SEC Documents reflect an adequate reserve, in accordance with generally accepted accounting principles, for all material taxes not yet due and payable by RVI and its Subsidiaries accrued through the date of such financial statements.

(ii) No material deficiencies or other claims for any taxes or for failure to file tax returns have been proposed, asserted or assessed against RVI or any of its Subsidiaries.

(iii) All agreements that either RVI or any of its Subsidiaries is or has been a party to that would cause it to be liable on or after the Execution Date (whether by Law or contract) for any material tax determined, in whole or in part, by taking into account any income, sale, asset of or any activity conducted by any other person are set forth in the RVI Disclosure Schedule.

(iv) Neither RVI nor any of its Subsidiaries has agreed to modify, extend or waive the statute of limitations relating to any tax or any tax return.

(v) RVI and each of its Subsidiaries have complied in all material respects with all applicable Law relating to the deposit, collection, withholding, payment or remittance of any material tax.

(vi) There is no lien for any material tax upon any asset or property of RVI or any of its Subsidiaries other than for taxes that are not yet due and payable.

(vii) Neither RVI nor any of its Subsidiaries has ever participated in any reportable transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(viii) RVI has at least $250,000,000 of net operating losses for U.S. federal income tax purposes. RVI has no Knowledge of any reason (or of any fact or circumstances that may give rise to any reason) that DSW’s use of such net operating losses would be restricted or limited after the Merger, other than Knowledge RVI may acquire as a result of any filings by third parties with the Securities and Exchange Commission that may be made after the date hereof with respect to ownership of RVI Common Stock, but RVI makes no representation or warranty regarding whether any ownership change (within the contemplation of Section 382 of the Code), over which RVI does not have control, will or will not occur.

(ix) Neither RVI nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Notwithstanding any statement or implication to the contrary in this Section 3.1(g), RVI does not make any representation or warranty regarding any information furnished by DSW to RVI relating to taxes, and none of the representations or warranties set forth in this Section 3.1(g) will be considered to be untrue or inaccurate to the extent that the untruth or inaccuracy results from information furnished by DSW to RVI. For the purpose of this Agreement, the term “tax” (including, with correlative meaning, the terms “taxes” and “taxable”) shall mean (A) all Federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, (B) Liability for the payment of any amounts of the type described in clause (A) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, and (C) Liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (A) or (B).

(h) Benefit Plans.

(i) Section 3.1(h) of the RVI Disclosure Schedule sets forth a true, complete and correct list of each RVI Benefit Plan. A “RVI Benefit Plan” is an employee benefit plan including any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any multiemployer plan within the meaning of ERISA Section 3(37)) and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive or deferred compensation plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (all the foregoing being herein called “Benefit Plans”) (x) maintained, entered into or contributed to by RVI or any of its Subsidiaries under which any present or former employee, director, independent contractor or consultant of RVI or any of its Subsidiaries has any present or future right to benefits or (y) under which RVI or any of its Subsidiaries could reasonably be expected to have any present or future liability. No RVI Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(ii) With respect to each material RVI Benefit Plan, RVI has made available to DSW a true, complete and correct copy of the plan document or other governing instrument, and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent Internal Revenue Service determination letter; (C) any summary plan description and summaries of material modifications; (D) the most recent year’s Form 5500 and attached schedules and audited financial statements; and (E) any actuarial reports for RVI issued since January 31, 2009.

(iii) With respect to the RVI Benefit Plans, individually and in the aggregate, no event has occurred and, to the Knowledge of RVI, there exists no condition or set of circumstances, in connection with which RVI or any of its Subsidiaries could be subject to any material Liability under ERISA, the Code or any other applicable Law. Each of the RVI Benefit Plans has been administered in all material respects in accordance with all applicable Laws and the terms of such plan document or other governing instrument.

(iv) No RVI Benefit Plan exists that could result in the payment to any person of any money or other property or accelerate or provide any other rights or benefits to any person as a result of the transactions contemplated by this Agreement, whether alone or in connection with any other event, and whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

(v) No Liability under Title IV or Section 302 of ERISA has been incurred by RVI, or by any trade or business, whether or not incorporated, that together with RVI would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (a “RVI ERISA Affiliate”), that has not been satisfied in full, and (B) no condition exists that presents a risk to RVI or any RVI ERISA Affiliate of incurring any such Liability. Each RVI Benefit Plan which is intended to be qualified under Section 401(a) of the Code is currently so qualified and has been so qualified and has received a favorable determination letter from the Internal Revenue Service with respect to the qualification and tax-exempt status of the Employee Plan, and nothing has occurred (or failed to occur) that could reasonably be expected to cause the loss of the plan’s qualification and tax-exempt status.

(vi) Except as required by Section 4908B of the Code and Title I, Part 6 of ERISA, RVI has no liability in respect of or any obligation to provide post-retirement health and medical benefits for retired or former employees of RVI or any of its ERISA Affiliates.

(vii) Neither RVI nor any ERISA Affiliate has, since October 3, 2004, (i) granted to any Person an interest in a nonqualified deferred compensation plan (as defined in Code Section 409A(d)(1)), which interest has been or, upon lapse of a substantial risk of forfeiture with respect to such interest, will be subject to the tax imposed by Code Section 409A(a)(1)(B) or (b)(4)(A), or (ii) modified the terms of any nonqualified deferred compensation plan in a manner that would cause an interest previously granted under such plan to become subject to the taxes imposed by Code Section 409A. Further, no Person had a legally binding right to an amount under a nonqualified deferred compensation plan of RVI or any ERISA Affiliate prior to January 1, 2005 that is subject to a substantial risk of forfeiture or a requirement to perform future services after December 31, 2004, which would subject such Person to the taxes imposed by Code Section 409A.

(i) Absence of Certain Changes or Events.  Since October 30, 2010, (x) there has not been any change, circumstance or event which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on RVI, regardless of whether such change, event, occurrence, state of fact or development arose out of facts or circumstances known by any of the parties to this Agreement, and (y) neither RVI nor any of its Subsidiaries has revalued any of their respective material assets resulting in a material impairment charge. Since October 30, 2010, neither RVI nor any of its Subsidiaries has (i) made or declared any distribution in cash or in kind to its stockholders, (ii) sold or otherwise disposed of any material asset outside of the ordinary course of business or (iii) made or committed to make capital expenditures in excess of $100,000 with respect to any individual expenditure or in excess of $250,000 for all capital expenditures in the aggregate. Neither RVI nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does RVI have any Knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any Knowledge of any fact which would reasonably lead a creditor to do so. RVI and its Subsidiaries, individually and on a consolidated basis, are as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing will be, Solvent. For purposes of this Agreement, the word “Solvent”, when used with respect to a person, means that, immediately following the Effective Time, (a) the fair value of the assets of RVI and its Subsidiaries on a consolidated basis will exceed the amount of all Liabilities, contingent or otherwise, of RVI and its Subsidiaries on a consolidated basis, (b) the amount of the Present Fair Salable Value of the assets of RVI and its Subsidiaries on a consolidated basis will, as of such time, exceed the probable value of all of their Liabilities on a consolidated basis, contingent or otherwise, as such Liabilities become absolute and matured, (c) RVI and its Subsidiaries on a consolidated basis will not have, as of such time, an unreasonably small amount of capital for the businesses in which they are engaged or will be engaged and (d) RVI and its Subsidiaries will be able to pay their respective Liabilities as they become absolute and mature. For purposes of the definition of “Solvent,” ‘‘Present Fair Salable Value” means the amount that may be realized if the aggregate assets of RVI and its Subsidiaries (including goodwill) are sold as an entirety with reasonable promptness in an arms-length transaction under present conditions for the sale of comparable business enterprises.

(j) Board Approval.  As of the date of this Agreement, the RVI Board of Directors, by resolutions duly adopted at a meeting duly called and held, has (i) determined that this Agreement and the Merger are in the best interests of RVI and its shareholders, (ii) adopted a resolution approving this Agreement pursuant to Section 1701.791 of the OGCL, (iii) recommended that the shareholders of RVI adopt this Agreement (the “RVI Recommendation”) and directed that such matter be submitted for consideration by RVI shareholders at the RVI Shareholders Meeting. No “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation is applicable to this Agreement, the Merger, or the other transactions contemplated hereby. The Rights Agreement provides that neither DSW nor Merger LLC will become an “Acquiring Person,” and that no “Stock Acquisition Date”, “Distribution Date” or “Triggering Event” (as such terms are defined in the Rights Agreement) will occur, as a result of the approval, execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.

(k) Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of RVI Common Stock to adopt this Agreement and approve the Merger (the “Required RVI Vote”) is the only vote of the holders of any class or series of RVI capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

(l) Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except Houlihan Lokey Capital, Inc. (“Houlihan”) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from or through RVI in connection with any of the transactions contemplated by this Agreement. RVI has disclosed to DSW all material terms of the engagement of Houlihan.

(m) Opinion of RVI Financial Advisor.  Houlihan has rendered its opinion to the Strategic Review Committee of the Board of Directors of RVI to the effect that, as of the date of the meeting of the Strategic Review Committee at which the Strategic Review Committee approved and recommended this Agreement and subject to the assumptions, qualifications and limitations set forth in its opinion, the Exchange Ratio is fair, from a financial point of view, to the unaffiliated shareholders of RVI.

(n) Limitation on Representations and Warranties.  Notwithstanding anything to the contrary in this Section 3.1, the parties acknowledge and agree that the representations and warranties of RVI set forth in this Section 3.1 and any matters set forth in the RVI Disclosure Schedule shall be deemed to relate solely to RVI and its Subsidiaries, excluding RVI’s investment in DSW and its Subsidiaries for all such purposes, including, for purposes of determining whether any effect on RVI is material or constitutes a material adverse effect on RVI, or whether any event, matter or circumstance is material to RVI, except that all references to RVI and its Subsidiaries from the fourth sentence of Section 3.1(i) through the end of Section 3.1(i) refer to RVI and all of its Subsidiaries, including RVI’s investment in DSW and its Subsidiaries.

3.2 Representations and Warranties of DSW.  Except (x) with respect to any subsection of this Section 3.2, as set forth in the correspondingly identified subsection of the disclosure schedule delivered by DSW to RVI concurrently herewith (the “DSW Disclosure Schedule”) (it being understood by the parties that the information disclosed in one subsection of the DSW Disclosure Schedule shall be deemed to be included in each other subsection of the DSW Disclosure Schedule in which the relevance of such information thereto would be reasonably apparent), or (y) as disclosed in the DSW SEC Documents filed by DSW with, or furnished by DSW to, the SEC after January 31, 2009 and at least two (2) business days prior to the date of this Agreement, and publicly available as of the date of this Agreement (excluding any cautionary, predictive or forward-looking statements set forth in any section of such DSW SEC Documents, including any statements in any section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”), DSW represents and warrants (subject to the limitation set forth in subsection (j) of this Section 3.2) to RVI as follows:

(a) Organization, Standing and Power.  DSW is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such other jurisdictions where the failure so to qualify and be in such standing would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on DSW. The Articles of Incorporation and Code of Regulations of DSW, copies of which were previously made available to RVI, are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(b) Capital Structure.

(i) The authorized capital stock of DSW consists of 170,000,000 shares of DSW Class A Stock, 100,000,000 shares of DSW Class B Stock and 100,000,000 shares of preferred stock, without par value (the “DSW Preferred Stock”). As of the close of business on January 29, 2011, (A)(1) 16,804,965 shares of DSW Class A Stock and 27,382,667 shares of DSW Class B Stock were issued and outstanding (including issued shares of unvested restricted stock), (2) no shares of DSW Class A Stock and no shares of DSW Class B Stock were held in treasury, and (3) 2,932,580 shares of DSW Class A Stock and no shares of DSW Class B Stock were reserved for issuance upon the exercise or payment of options or other equity-based incentive awards with respect to DSW Common Stock (collectively, the “DSW Stock Awards”); and (B) no shares of DSW Preferred Stock were outstanding or reserved for issuance. All issued and outstanding shares of DSW Common Stock, and all shares of DSW Common Stock that may be issued or granted pursuant to the exercise or vesting of DSW Stock Awards will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights. The shares of DSW Common Stock to be issued pursuant to this Agreement will have been duly authorized as of the Effective Time and, if and when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii) No Voting Debt of DSW is issued or outstanding.

(iii) Except for (A) this Agreement, (B) the DSW Stock Awards, (C) agreements entered into and securities and other instruments issued after the date of this Agreement as permitted by Section 4.2, there are no options, warrants, calls, rights, commitments or agreements of any character to which DSW or any Subsidiary of DSW is a party or by which it or any such Subsidiary is bound obligating DSW or any Subsidiary of DSW to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, other equity interests or any Voting Debt of DSW or of any Subsidiary of DSW or obligating DSW or any Subsidiary of DSW to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no outstanding contractual obligations of DSW or any of its Subsidiaries (x) to repurchase, redeem or otherwise acquire any shares of capital stock of DSW or any of its Subsidiaries or (y) pursuant to which DSW or any of its Subsidiaries is or could be required to register shares of DSW Common Stock or other securities under the Securities Act.

(iv) Since October 30, 2010, except as permitted by Section 4.2, DSW and its Subsidiaries have not (A) issued or permitted to be issued any shares of capital stock, other equity interests or securities exercisable or exchangeable for or convertible into shares of capital stock or other equity interests of DSW or any of its Subsidiaries, other than pursuant to and as required by the terms of DSW Stock Awards granted prior to the date hereof; (B) repurchased, redeemed or otherwise acquired, directly or indirectly, any shares of capital stock or other equity interests of DSW or any of its Subsidiaries; or (C) declared, set aside, made or paid to the shareholders of DSW dividends or other distributions on the outstanding shares of capital stock of DSW.

(c) Authority.

(i) DSW and Merger LLC have all requisite corporate and limited liability company power, respectively, and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the approval of the issuance of shares of DSW Common Stock pursuant to this Agreement (the “DSW Share Issuance”) by the applicable Required DSW Vote. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate and limited liability company action on the part of DSW and Merger LLC, respectively, subject in the case of the DSW Share Issuance to the Required DSW Vote. This Agreement has been duly executed and delivered by DSW and Merger LLC and, assuming due authorization, execution and delivery by RVI, constitutes a valid and binding obligation of DSW and Merger LLC, enforceable against DSW and Merger LLC in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (A) conflict with or result in any Violation pursuant to any provision of the Articles of Incorporation or Code of Regulations or similar organizational documents of DSW or any Subsidiary of DSW, or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease or other agreement, obligation, instrument, permit, concession, franchise, license or Law applicable to DSW or any Subsidiary of DSW or their respective properties or assets which Violation, in the case of clause (B), individually or in the aggregate, would reasonably be expected to have a material adverse effect on DSW.

(iii) No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to DSW or any Subsidiary of DSW in connection with the execution and delivery of this Agreement by DSW or the consummation by DSW of the transactions contemplated hereby, the failure to make or obtain which, individually or in the aggregate, would reasonably be expected to (x) have a material adverse effect on DSW or (y) prevent, delay or impede DSW’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, except for (A) the filing with the SEC of the Form S-4 and such other reports under the Securities Act and the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (B) such filings and approvals as are required to be made or obtained under the securities or blue sky laws of various states in connection with the transactions contemplated by this Agreement, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Ohio and (D) the approval of the listing of the DSW Class A Stock to be issued in the Merger on the NYSE.

(d) SEC Documents; Undisclosed Liabilities.

(i) DSW has filed or furnished, as applicable, all required reports, schedules, registration statements and other documents with the SEC since January 1, 2008 (as such documents may have been amended or superseded through the date of this Agreement, the “DSW SEC Documents”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the DSW SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such DSW SEC Documents, and none of the DSW SEC Documents when filed (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of DSW included in the DSW SEC Documents complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be disclosed therein) and fairly present in all material respects the consolidated financial position of

DSW and its consolidated Subsidiaries and the consolidated statements of operations, shareholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments).

(ii) Except for (A) those liabilities that are fully reflected or reserved for in the consolidated financial statements of DSW included in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 2010, as filed with the SEC prior to the date of this Agreement (the “DSW Financial Statements”), (B) liabilities incurred since October 30, 2010 in the ordinary course of business, (C) liabilities which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on DSW, (D) liabilities incurred pursuant to the transactions contemplated by this Agreement and (E) liabilities or obligations discharged or paid in full prior to the date of this Agreement in the ordinary course of business, DSW and its Subsidiaries do not have (except as permitted by Section 4.2), any liabilities or obligations of any nature whatsoever required by generally accepted accounting principles to be reflected or reserved against in the consolidated balance sheet of DSW and its Subsidiaries (or disclosed in the notes to such balance sheet).

(e) Compliance with Applicable Laws and Reporting Requirements.

(i) DSW and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of DSW and its Subsidiaries, taken as a whole (the “DSW Permits”), and DSW and its Subsidiaries are in compliance with the terms of the DSW Permits, except where the failure so to hold or comply, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on DSW.

(ii) DSW and its Subsidiaries are in compliance with all Laws, except where such non-compliance, individually or in the aggregate, does not have, and would not reasonably be expected to have, a material adverse effect on DSW.

(iii) DSW has designed and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. DSW (A) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by DSW in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to DSW’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date hereof, to DSW’s auditors and the audit committee of the DSW Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect DSW’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in DSW’s internal controls over financial reporting.

(f) Legal Proceedings.  There is no claim, suit, action, litigation, arbitration, investigation or other demand or proceeding (whether judicial, arbitral, administrative or other) pending or, to the Knowledge of DSW, threatened, against or affecting DSW or any Subsidiary of DSW which would, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on DSW, nor is there any judgment, decree, injunction, rule, award, settlement, stipulation or order of any Governmental Entity or arbitrator outstanding against DSW or any Subsidiary of DSW having or which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on DSW.

(g) Taxes.

(i) DSW and each of its Subsidiaries have timely filed all material tax returns required to be filed by any of them, and each such return is true, complete and accurate in all material respects, and DSW and each of its Subsidiaries have paid (or DSW has paid on their behalf) all material taxes due, whether or not shown as due on such returns, and the most recent financial statements contained in the DSW SEC Documents reflect an adequate reserve, in accordance with generally accepted accounting principles, for all material taxes not yet due and payable by DSW and its Subsidiaries accrued through the date of such financial statements.

(ii) No material deficiencies or other claims for any taxes or for failure to file tax returns have been proposed, asserted or assessed against DSW or any of its Subsidiaries.

(iii) Neither DSW nor any of its Subsidiaries has agreed to modify, extend or waive the statute of limitations relating to any tax or any tax return.

(iv) DSW and each of its Subsidiaries have complied in all material respects with all applicable Law relating to the deposit, collection, withholding, payment or remittance of any material tax.

(v) There is no lien for any material tax upon any asset or property of DSW or any of its Subsidiaries other than for taxes that are not yet due and payable or are being contested in good faith.

(vi) Neither DSW nor any of its Subsidiaries has ever participated in any reportable transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(vii) Neither DSW nor any of its Subsidiaries has taken any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(h) Benefit Plans.  No material benefit plan maintained, entered into or contributed to by DSW or any of its Subsidiaries under which any present or former employee, director, independent contractor or consultant of DSW or any of its Subsidiaries has any present or future right to benefits or under which DSW or any of its Subsidiaries could reasonably be expected to have any present or future liability (collectively, the “DSW Benefit Plans”) exists that could result in the payment to any person of any money or other property or accelerate or provide any other rights or benefits to any person as a result of the transactions contemplated by this Agreement, whether alone or in connection with any other event, and whether or not such payment would constitute a parachute payment within the meaning of Code Section 280G.

(i) Absence of Certain Changes.  Since October 30, 2010 through the date of this Agreement, there has not been any change, circumstance or event which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on DSW.

(j) Board Approval.  As of the date of this Agreement, the DSW Board of Directors, by resolutions duly adopted at a meeting duly called and held, has (i) determined that this Agreement and the Merger are in the best interests of DSW and its shareholders, (ii) adopted a resolution approving this Agreement and (iii) recommended that the shareholders of DSW adopt this Agreement and approve the Merger, an amendment to DSW’s articles of incorporation providing that holders of DSW Class B Stock shall have the right to elect to convert each share of DSW Class B Stock into one share of DSW Class A Stock (the “Charter Amendment”) and the DSW Share Issuance (the “DSW Recommendation”) and directed that such matters be submitted for consideration by DSW shareholders at the DSW Shareholders Meeting. No “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

(k) Vote Required.  The affirmative vote of (i) the holders of a majority of the outstanding shares of DSW Common Stock to adopt this Agreement and to approve the Merger and the DSW Share Issuance, (ii) the holders of a majority of the outstanding shares of DSW Common Stock to approve the

Charter Amendment, (iii) the holders of a majority of the outstanding shares of DSW Class A Stock to approve the Charter Amendment and (iv) the holders of a majority of the outstanding shares of DSW Common Stock not beneficially owned and/or held of record by RVI, any affiliate of RVI, Schottenstein Stores Corporation (“Schottenstein”), or any affiliate of Schottenstein, to approve the Merger and the DSW Share Issuance (collectively, the “Required DSW Vote” and, together with the Required RVI Vote, the “Required Shareholder Votes”) are the only votes of the holders of any class or series of DSW capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

(l) Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or person except Goldman, Sachs & Co. (“Goldman”) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from or through DSW in connection with any of the transactions contemplated by this Agreement. DSW has disclosed to RVI all material terms of the engagement of Goldman.

(m) Opinion of DSW Financial Advisor.  The Special Committee of the DSW Board of Directors has received the opinion of Goldman, dated as of February 8, 2011, to the effect that as of such date and subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to DSW.

(n) Limitation on DSW Representations and Warranties.  Notwithstanding anything to the contrary in this Section 3.2, the parties acknowledge and agree that the representations and warranties of DSW set forth in this Section 3.2 and any matters set forth in the DSW Disclosure Schedule shall be deemed to relate solely to DSW and its Subsidiaries, and shall not relate to RVI and its Subsidiaries.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Covenants of RVI.  During the period from the date of this Agreement and continuing until the Effective Time, RVI agrees as to itself and its Subsidiaries (for the avoidance of doubt, excluding DSW and its Subsidiaries for all purposes of this Section 4.1) that, except as expressly contemplated or permitted by this Agreement, as set forth on Section 4.1 of the RVI Disclosure Schedule or to the extent that DSW shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed:

(a) Ordinary Course.  RVI and its Subsidiaries shall carry on their respective businesses in the ordinary course and use their reasonable best efforts to preserve intact their present business organizations, assets, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses, as well as the business of DSW, shall not be impaired in any material respect at the Effective Time, it being understood that as of the date of this Agreement, DSW is RVI’s sole operating Subsidiary, and RVI is a holding company with no interests in any active operating business other than DSW. RVI shall not, nor shall it permit any of its Subsidiaries to, (i) enter into or engage in (directly or indirectly, including via any acquisition) any line of business or operations, (ii) enter into, terminate or fail to renew any material lease, contract, license or agreement, or make any change to any existing material leases, contracts, licenses or agreements, or (iii) make any capital expenditures.

(b) Dividends; Changes in Stock.  RVI shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for dividends payable to RVI by a wholly-owned Subsidiary of RVI, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable or exchangeable for any shares of its capital stock.

(c) Issuance of Securities.  Except for issuances of RVI Stock Awards up to an aggregate amount set forth in Section 4.1(c) of the RVI Disclosure Schedule, RVI shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock, other equity interests or Voting Debt, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, equity interests or Voting Debt, other than the issuance of RVI Common Stock required to be issued upon the exercise or settlement of RVI Warrants and RVI Stock Awards outstanding on the date hereof in accordance with the terms of the applicable RVI Warrants and RVI Stock Awards.

(d) Governing Documents, Etc.  RVI shall not amend or propose to amend its or its Subsidiaries’ Articles of Incorporation, Code of Regulations or similar organizational documents or enter into, or permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person.

(e) No Acquisitions.  RVI shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire, by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets, rights or properties.

(f) No Dispositions.  RVI shall not, and shall not permit any of its Subsidiaries to, sell, lease, assign, encumber or otherwise dispose of any of its material assets, rights or properties.

(g) Indebtedness.  Except for the agreement by SEI, Inc. to lend up to $30,000,000 to RVI (the “SEI Loan”) in accordance with the terms and conditions set forth in the loan agreement, a copy of which was previously made available to DSW, RVI shall not, and shall not permit any of its Subsidiaries to (i) incur, create, assume or prepay any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), guarantee any indebtedness for borrowed money, issue or sell any debt securities or rights to acquire any debt securities of RVI or any of its Subsidiaries or guarantee any debt securities, or (ii) make any loan, advance or capital contribution to, or investment in, any other person (other than advancement of expenses to employees in the ordinary course of business consistent with past practices).

(h) Accounting Methods; Tax Matters.  RVI shall not change its material methods of accounting or its financial accounting policies or procedures in effect at January 1, 2010, except as required by generally accepted accounting principles as concurred in writing by RVI’s independent auditors. RVI shall not (i) change its annual tax accounting period, (ii) change any material tax accounting method, (iii) make or change any tax election, (iv) settle or compromise any material tax audit, (v) file any amendment to a material tax return, (vi) enter into any material closing agreement, (vii) surrender any right to claim a material refund of taxes, or (viii) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to RVI or any of its Subsidiaries.

(i) Tax Free Qualification.  RVI shall not, and shall not permit any of its Subsidiaries to, take or cause to be taken any action, whether before or after the Effective Time, which would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(j) Compensation and Benefit Plans.  RVI will not, and will cause its Subsidiaries to not (except as may be required by Law): (i) enter into, adopt, amend, terminate or take any action to accelerate rights under any RVI Benefit Plan, (ii) except as required by any RVI Benefit Plan as in effect as of the date hereof, increase in any manner the compensation or benefits of any director, officer, employee, independent contractor or consultant or pay any benefit not required by any RVI Benefit Plan as in effect as of the date hereof, or (iii) enter into, amend or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer, employee, independent contractor or consultant of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of any of the transactions contemplated by this Agreement.

(k) No Liquidation.  RVI shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(l) Litigation.  RVI shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any Legal Action other than the settlement or compromise of any Legal Action that only involves a monetary settlement by RVI or its Subsidiaries and the amount to be paid (less the amount reserved for such Legal Action by RVI on its financial statements) in settlement or compromise, in each case, does not exceed the amount set forth in Section 4.1(l) of the RVI Disclosure Schedule.

(m) Rights Agreement.  RVI shall not amend, modify or waive any provision of the Rights Agreement, and shall not take any action to redeem the Common Stock Purchase Rights or render the Common Stock Purchase Rights inapplicable to any transaction, other than the Merger, prior to any termination of this Agreement.

(n) Agreements.  RVI shall not, and shall not permit any of its Subsidiaries to, agree to, make any commitment to or authorize, any of the actions prohibited by this Section 4.1.

4.2 Covenants of DSW.   During the period from the date of this Agreement and continuing until the Effective Time, DSW agrees as to itself and its Subsidiaries that, except as expressly contemplated or permitted by this Agreement, as set forth on Section 4.2 of the DSW Disclosure Schedule or to the extent that RVI shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed:

(a) Ordinary Course.  DSW and its Subsidiaries shall carry on their respective businesses in the ordinary course and use their reasonable best efforts to preserve intact their present business organizations, maintain their rights, franchises, licenses and other authorizations issued by Governmental Entities and preserve their relationships with employees, customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

(b) Dividends; Changes in Stock.  DSW shall not, nor shall it permit any of its Subsidiaries to, or propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, and except for dividends by a wholly owned Subsidiary of DSW, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(c) Issuance of Securities.  Except for issuances of DSW Stock Awards in the ordinary course of business, DSW shall not, nor shall it permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock, other equity interests or Voting Debt, or any securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, equity interests or Voting Debt, other than (i) the issuance of DSW Common Stock required to be issued upon the exercise or settlement of DSW Stock Awards outstanding on the date hereof in accordance with the terms of the applicable DSW Stock Awards and (ii) issuances by a wholly owned Subsidiary of its capital stock to DSW or to another wholly-owned Subsidiary of DSW.

(d) Governing Documents.  Except as may be required by Section 1.7 or Section 5.1(c), DSW shall not amend or propose to amend its or its Subsidiaries’ Articles of Incorporation, Code of Regulations or similar organizational documents or enter into, or permit any Subsidiary to enter into, a plan of consolidation, merger or reorganization with any person other than a wholly-owned Subsidiary of DSW.

(e) Indebtedness.  DSW shall not, and shall not permit any of its Subsidiaries to, incur, create or assume any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), guarantee any indebtedness for borrowed money, issue or sell any debt securities or warrants or rights to acquire any debt securities of DSW or any of its Subsidiaries or guarantee any debt securities, other than (i) in the ordinary course of business or in replacement of existing or maturing indebtedness, (ii) indebtedness of any Subsidiary of DSW to DSW or to another Subsidiary of DSW or (iii) indebtedness that does not exceed in the aggregate the amount set forth in Section 4.2(e) of the DSW Disclosure Schedule.

(f) Accounting Methods; Tax Matters.  DSW shall not change its material methods of accounting or its financial accounting policies or procedures in effect at January 1, 2010, except as required by generally accepted accounting principles as concurred in writing by DSW’s independent auditors. DSW shall not (i) change its annual tax accounting period, (ii) change any material tax accounting method, (iii) make or change any material tax election, (iv) settle or compromise any material tax audit, (v) file any amendment to a material tax return, (vi) enter into any material closing agreement, (vii) surrender any right to claim a material refund of taxes, or (viii) consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to DSW or any of its Subsidiaries.

(g) Tax Free Qualification.  DSW shall not, and shall not permit any of its Subsidiaries to, take or cause to be taken any action, whether before or after the Effective Time, which would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(h) Compensation and Benefit Plans.  DSW will not, and will cause its Subsidiaries to not (except as may be required by Law), provide, with respect to the grant of any DSW Stock Award on or after the date hereof to the extent permitted by Section 4.2(c), that the vesting of any such DSW Stock Award shall accelerate or otherwise be affected by the occurrence of any of the transactions contemplated by this Agreement.

(i) No Liquidation.  DSW shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization.

(j) Agreements.  DSW shall not, and shall not permit any of its Subsidiaries to, agree to, make any commitment to, or authorize, any of the actions prohibited by this Section 4.2.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Preparation of Joint Proxy Statement/Prospectus and Form S-4; Shareholders Meetings.

(a) Joint Proxy Statement/Prospectus and Form S-4.

(i) As promptly as practicable after the date of this Agreement, DSW, Merger LLC and RVI shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the RVI shareholders at the RVI Shareholders Meeting and to the DSW shareholders at the DSW Shareholders Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and DSW shall prepare, together with RVI, and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/Prospectus shall be a part) with respect to the DSW Share Issuance (such Form S-4, and any amendments or supplements thereto, the “Form S-4”).

(ii) Each of DSW and RVI shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC as promptly as practicable after their initial filing, to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby in accordance with the terms of this Agreement and to mail the Joint Proxy Statement/Prospectus to their respective shareholders as promptly as practicable after the Form S-4 is declared effective. DSW and RVI shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC.

(iii) Each of DSW and RVI represents and warrants to the other, and covenants that, none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC and at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Joint Proxy Statement/Prospectus will, at the date of mailing to shareholders and at the times of the meetings of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of DSW and RVI shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder. No representation or warranty shall be made by either such party with respect to statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or Form S-4.

(iv) RVI and DSW shall make any necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder. DSW shall use its reasonable best efforts to take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the DSW Share Issuance, and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(v) Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has been declared effective, the issuance of any stop order, the suspension of the qualification of the DSW Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment or supplement of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time, any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, disseminated to the shareholders of RVI and DSW and, if required in connection therewith, proxies shall be re-solicited with respect thereto.

(vi) Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and any substantive correspondence and responses to SEC comments. Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of RVI and DSW, which approval shall not be unreasonably withheld or delayed; provided that RVI, in connection with a Change in RVI Recommendation, and DSW, in connection with a Change in DSW Recommendation, may amend or supplement the proxy statement for RVI, the proxy statement for DSW or the Form S-4 (including by incorporation by reference) to effect or reflect such change without the other party’s approval, by an amendment or supplement which effects or reflects a Change in RVI Recommendation or a Change in DSW Recommendation (as the case may be); provided further that any such amendment or supplement is limited to (A) a Change in RVI Recommendation or a Change in DSW Recommendation (as the case may be), (B) a discussion of the reasons of the RVI Board of Directors or DSW Board of Directors (as the case may be) for making such Change in RVI Recommendation or Change in DSW Recommendation (as the case may be) and (C) background information regarding the RVI Board of Directors’ or DSW Board of Directors’ (as the case may be) deliberations and conclusions relating to the Change in RVI Recommendation or Change in DSW Recommendation (as the case may be) or other factual information reasonably related thereto. Each party will provide the other party with a copy of all filings made with and written communications to the SEC.

(b) RVI Shareholders Meeting.  RVI shall duly take all lawful action to establish a record date for, call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “RVI Shareholders Meeting”) for the purpose of obtaining the Required RVI Vote with respect to the transactions contemplated by this Agreement and, unless it is permitted to make a Change in RVI Recommendation pursuant to Section 5.4(b), shall use its reasonable best efforts to solicit the adoption of this Agreement by its shareholders in accordance with applicable Law. The RVI Board of Directors shall include the RVI Recommendation in the Joint Proxy Statement/Prospectus and shall not (i) withdraw or modify in any manner adverse to DSW (including a change to “neutral”), the RVI Recommendation or (ii) publicly propose to, or publicly announce that the RVI Board of Directors has resolved to, take any such action (any of the foregoing, a “Change in RVI Recommendation”), except as and to the extent permitted by Section 5.4(b).

(c) DSW Shareholders Meeting.  DSW shall duly take all lawful action to establish a record date for, call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable following the date upon which the Form S-4 becomes effective (the “DSW Shareholders Meeting” and, together with the RVI Shareholders Meeting, the “Required Shareholders Meetings”) for the purpose of obtaining the Required DSW Vote with respect to the transactions contemplated by this Agreement and, unless it is permitted to make a Change in DSW Recommendation pursuant to Section 5.4(b), shall use its reasonable best efforts to solicit the approval of its shareholders of the Merger, the Charter Amendment and the DSW Share Issuance in accordance with applicable Law. The DSW Board of Directors shall include the DSW Recommendation in the Joint Proxy Statement/Prospectus and shall not (i) withdraw or modify in any manner adverse to RVI (including a change to “neutral”), the DSW Recommendation or (ii) publicly propose to, or publicly announce that the DSW Board of Directors has resolved to, take any such action (any of the foregoing, a ‘‘Change in DSW Recommendation”), except as and to the extent permitted by Section 5.4(b).

(d) Timing for Required Shareholders Meetings.  RVI and DSW shall each use its reasonable best efforts to cause the RVI Shareholders Meeting and the DSW Shareholders Meeting to be held on the same date. Once the Required Shareholders Meetings have been called and noticed, neither RVI nor DSW shall postpone or adjourn its respective Required Shareholders Meeting without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

5.2 Access to Information; Confidentiality.

(a) Upon reasonable notice, RVI and DSW shall each (and shall cause each of their respective Subsidiaries to) afford to the representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, records and officers and make available to the other such financial and other information concerning its business, properties and personnel as such other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any applicable privilege of the institution in possession or control of such information or contravene any Law or any binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply, if necessary, restricting review of certain sensitive material to the receiving party’s outside legal counsel.

(b) The parties will hold any such information which is nonpublic in confidence and act to preserve any applicable privilege with respect to such information in accordance with the applicable provisions of the Master Separation Agreement, dated as of July 5, 2005, between RVI and DSW (the “Master Separation Agreement”), which will remain in full force and effect prior to the Effective Time.

5.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof, including preparing and filing or submitting as promptly as practicable all documentation to effect all necessary applications, notices, filings and other documents and to obtain as promptly as practicable (i) all consents, waivers, orders, approvals, permits, rulings, authorizations and clearances necessary, proper or advisable to be obtained from any Governmental Entity and (ii) all material consents, waivers, orders, approvals, permits, rulings, authorizations and clearances necessary, proper or advisable to be obtained from any third party (other than a Governmental Entity), in each case in order to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Each of DSW and RVI shall, in connection with the efforts referenced in Section 5.3(a), use its reasonable best efforts to (i) cooperate in all respects with the other in connection with any applications, notices, filings and other documents and in connection with any investigation, inquiry, request for information or other proceeding or procedure required by any Governmental Entity or third party in connection with the consents, waivers, orders, approvals, permits, rulings, authorizations and clearances referenced in Section 5.3(a), (ii) promptly inform the other party of the status of any of the matters contemplated hereby, including providing the other party with a copy of any written communication (or summary of oral communications) received by such party from, or given by such party to, any third party or Governmental Entity, in each case regarding the Merger and the other transactions contemplated by this Agreement, and (iii) to the extent practicable, consult with the other in advance of any meeting or conference with any Governmental Entity and in advance of any material meeting or conference with any third party, and to the extent permitted by such Governmental Entity or third party, give the other party the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, each of RVI and DSW shall use its reasonable best efforts to (i) resolve any objections, actions or proceedings asserted or instituted by any Governmental Entity or third party challenging the Merger or the other transactions contemplated by this Agreement, including to contest and resist any administrative or judicial action or proceeding and to have vacated, lifted, reversed or overturned any judgment, injunction or other decree or order, whether temporary, preliminary or permanent, that is in effect and that prevents, materially delays or materially impedes the consummation, or otherwise materially reduces the contemplated benefits, of the Merger and the other transactions contemplated by this Agreement, and (ii) have repealed, rescinded or made inapplicable any Law which would otherwise prevent, delay or impede the consummation, or otherwise materially reduce the contemplated benefits of the Merger and the other transactions contemplated by this Agreement.

(d) Each of RVI and DSW and their respective Boards of Directors shall, if any “moratorium,” “control share,” “fair price” or other anti-takeover law or regulation becomes applicable to this Agreement, the Merger or any other transactions contemplated hereby, use its reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such law or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

5.4 Acquisition Proposals.

(a) Each of DSW and RVI agrees that neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its

Subsidiaries’ directors, officers, employees, affiliates, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Subsidiaries or any purchase or sale of 15% or more of the consolidated assets (including equity interests of its Subsidiaries) of it and its Subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the shareholders of such person) beneficially owning securities representing 15% or more of its or any of its Subsidiaries’ total voting power (or of the surviving parent entity in such transaction) (any such proposal, offer or transaction (other than a proposal or offer made by the other party to this Agreement) being hereinafter referred to as an “Acquisition Proposal”), (ii) have any discussions with or provide any confidential information or data to any person relating to an Acquisition Proposal, engage in any negotiations concerning an Acquisition Proposal or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or (iii) approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase, stock purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or agree or publicly propose to do any of the foregoing.

(b) Notwithstanding anything in this Agreement to the contrary, RVI and DSW and their respective Boards of Directors shall be permitted to (A) comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal, or make any disclosure that such party’s Board of Directors may determine (after consultation with its outside legal counsel) is required to be made under applicable Law, (B) effect a Change in RVI Recommendation or a Change in DSW Recommendation (as applicable, a “Change in Recommendation”), (C) engage in any discussions or negotiations with, or provide any confidential information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person first made after the date of this Agreement and (D) terminate this Agreement pursuant to Sections 7.1(f) (in the case of a termination of this Agreement by RVI) or 7.1(g) (in the case of a termination of this Agreement by DSW) of this Agreement, if and only to the extent that:

(i) in any such case referred to in clause (B), (C) or (D) above, (x) such party’s Required Shareholders Meeting shall not have occurred, (y) such party has complied in all material respects with this Section 5.4 and (z) its Board of Directors, after consultation with its outside legal counsel, determines in good faith that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;

(ii) in any such case referred to in clause (C) above, such party’s Board of Directors, after consultation with outside legal counsel and financial advisors, determines in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, and prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, such party’s Board of Directors receives from such person an executed confidentiality agreement having confidentiality provisions that are no less favorable to the party providing such information than those contained in the Master Separation Agreement; provided that (x) such party furnished to the other party to this Agreement the information and documentation required by Section 5.4(c) with respect to such Acquisition Proposal and (y) prior to effecting such a Change in Recommendation, has (together with its financial and legal advisors) engaged in reasonable, good faith negotiations with the other party to this Agreement, and has considered in good faith, after consulting with its financial and legal advisors, any modifications to the terms and conditions of this Agreement proposed by the other party hereto to determine whether such modifications cause such party’s Board of Directors to conclude that such Acquisition Proposal no longer requires a Change in Recommendation; and

(iii) in any such case referred to in clause (D) above, the Acquisition Proposal is not withdrawn and the applicable party’s Board of Directors determines in good faith, after consultation with its financial advisors, that such offer constitutes a Superior Proposal.

(c) Each of DSW and RVI shall notify the other party to this Agreement of any Acquisition Proposal received by, any information related to an Acquisition Proposal requested from, or any discussions with or negotiations by, it or any of its representatives, indicating, in connection with such notice, the identity of such person and the material terms and conditions of any such Acquisition Proposal or request for information (including a copy thereof if in writing and any related available documentation or correspondence), and in any event each of DSW and RVI shall provide written notice to the other party of any Acquisition Proposal, request for information or initiation of such discussions or negotiations within 24 hours of such event. Each of DSW and RVI agrees that it will promptly keep the other party informed of the status and terms of any such Acquisition Proposal (including whether withdrawn or rejected), the status and nature of all information requested and delivered, and the status and terms of any such discussions or negotiations, and in any event each of DSW and RVI shall provide the other party with written notice of any material development thereto within 24 hours thereof. Each of DSW and RVI also agrees to provide the other party hereto with copies of any written information that it provides to the third party making the request therefor within 24 hours of the time it provides such information to such third party, unless the other party hereto has already been provided with such information.

(d) Each of DSW and RVI agrees that (i) it will and will cause its Subsidiaries, and its and their officers, directors, affiliates, agents, representatives and advisors to, cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal. Each of DSW and RVI agrees that it will use reasonable best efforts to promptly inform its and its Subsidiaries’ respective directors, officers, affiliates, agents, representatives and advisors of the obligations undertaken in this Section 5.4.

(e) Nothing in this Section 5.4 shall permit either party to terminate this Agreement or to submit to the vote of its shareholders any Acquisition Proposal other than the Merger prior to the termination of this Agreement in accordance with Section 7.1.

(f) For purposes of this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal which the RVI Board of Directors or the DSW Board of Directors, as the case may be, concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account the legal, financial, regulatory, timing and other aspects of the proposal and the person making the proposal (including any required voting agreements, break-up fees, expense reimbursement provisions and conditions to consummation): (i) is more favorable to the unaffiliated shareholders of RVI or DSW, as the case may be, from a financial point of view, than the transactions contemplated by this Agreement (after giving effect to any adjustments to the terms and provisions of this Agreement committed to in writing by RVI or DSW, as the case may be, in response to such Acquisition Proposal) and (ii) is fully financed or reasonably capable of being fully financed and is otherwise reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term in Section 5.4(a), except that the reference to “15%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “a majority” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving RVI or DSW, as the case may be.

5.5 Stock Exchange Listing.   DSW shall use its reasonable best efforts to cause (i) the shares of DSW Class A Stock to be issued in the Merger and (ii) the shares of DSW Class A Stock to be reserved for issuance upon the exercise, vesting or payment under any RVI Stock Award, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

5.6 Notification of Certain Matters.   RVI shall give prompt notice to DSW of the occurrence or failure to occur of any event which occurrence or failure to occur would be reasonably likely to cause the failure of any of the conditions set forth in Section 6.2. DSW and Merger LLC shall give prompt notice to RVI of the occurrence or failure to occur of any event which occurrence or failure to occur would be reasonably likely to cause the failure of any of the conditions set forth in Section 6.3. The delivery of any notice pursuant to this

Section 5.6 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice.

5.7 [Intentionally Omitted].

5.8 Section 16 Matters.   Prior to the Effective Time, each of RVI and DSW shall use its reasonable best efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of shares of RVI Common Stock (including derivative securities with respect to RVI Common Stock) or acquisitions of DSW Common Stock (including derivative securities with respect to DSW Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to Section 16 of the Exchange Act with respect to RVI (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby).

5.9 Fees and Expenses.   Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

5.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, DSW and the Surviving Entity shall, to the fullest extent permitted by applicable Law, jointly and severally indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of RVI or any of its Subsidiaries (the “RVI Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of RVI or any Subsidiary of RVI prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by RVI pursuant to RVI’s Articles of Incorporation, Code of Regulations and indemnification agreements, in existence on the date hereof with any present or former directors, officers or employees of RVI and its Subsidiaries.

(b) DSW shall purchase a “tail” directors’ and officers’ liability insurance policy for the persons who, as of the date of this Agreement or as of the Effective Time, are covered by RVI’s existing directors’ and officers’ liability insurance, with respect to claims arising from facts or events which occurred at or before the Effective Time, with coverage for six years following the Effective Time and with substantially the same coverage and amounts and terms and conditions as the existing policies of directors’ and officers’ liability insurance maintained by RVI. The one-time premium payment for such tail policy shall not exceed $1,750,000 (such dollar amount, the ‘‘Maximum Premium”). To the extent the premium payment for such tail policy would exceed the Maximum Premium, DSW shall acquire aggregate coverage for the maximum amount available on substantially equivalent terms for a cost equal to the Maximum Premium.

(c) DSW and the Surviving Entity shall pay (as incurred) all expenses, including reasonable fees and expenses of counsel, which an indemnified person may incur in enforcing the indemnity and other obligations provided for in this Section 5.10.

(d) If DSW, the Surviving Entity or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving person in such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of DSW and the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 5.10.

(e) The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each RVI Indemnified Party and his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

5.11 Public Announcements.   DSW, Merger LLC and RVI shall use reasonable best efforts (a) to develop a joint communications plan related to the Merger and the other transactions contemplated hereby, (b) to ensure that all press releases and other public statements with respect to the Merger and the other transactions contemplated hereby shall be consistent with such joint communications plan and (c) except in respect of any announcement required by applicable Law or by obligations pursuant to any listing agreement with or rules of the NYSE in which it is impracticable to consult with each other as contemplated by this clause (c), to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

5.12 Voting Agreement.

(a) Until the earliest to occur of (i) the date of termination of this Agreement in accordance with Section 7.1, (ii) the date on which a Change in DSW Recommendation occurs or a Change in RVI Recommendation occurs and (iii) the Effective Time, at every meeting of the shareholders of DSW called with respect to any of the following, and at every adjournment or postponement thereof, RVI shall appear at such meeting (in person or by proxy) for purposes of calculating a quorum at such meeting and shall vote or cause to be voted all shares of DSW Common Stock of which it is the record or beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act (the ‘‘Subject Shares”), other than any shares of DSW Common Stock pledged by RVI under the Collateral Agreement (as defined in the PIES Indenture) or in connection with the RVI Warrants issued to Schottenstein, (x) in favor of the Merger and any actions required and in furtherance thereof, including the DSW Share Issuance and the Charter Amendment, and (y) against any other action or agreement that would reasonably be expected to cause the failure of any of the conditions set forth in Section 6.3.

(b) RVI shall not, directly or indirectly, during the period commencing on the date hereof and continuing until the earliest to occur of the items enumerated in clauses (i) through (iii) of the first sentence of Section 5.12(a): (i) except as contemplated by this Agreement, including any deemed sale of the Subject Shares as a result of the Merger, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or grant or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sell, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Subject Shares or any interest therein; (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into a voting agreement with respect to any Subject Shares; or (iii) take any action that would prevent or disable DSW from exercising the proxy granted pursuant to Section 5.12(c).

(c) RVI hereby revokes any and all prior proxies or powers of attorney in respect of any Subject Shares and agrees that during the period commencing on the date hereof and continuing until the earliest to occur of the items enumerated in clauses (i) through (iii) of the first sentence of Section 5.12(a), RVI hereby irrevocably grants to and appoints DSW or any individual or individuals designated by DSW in writing (or any successor thereto), or any of them, and each of them individually, as RVI’s agent, attorney-in-fact and proxy (with full power of substitution), for and in the name, place and stead of RVI, to vote (or cause to be voted) the Subject Shares held of record by RVI, in the manner set forth in Section 5.12(a), at any meeting of the stockholders of DSW. RVI hereby affirms that this irrevocable proxy is given in connection with this Agreement and, therefore, is coupled with an interest. RVI further affirms that this irrevocable proxy may not be revoked under any circumstance. This irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 1701.48 of the OGCL. The irrevocable proxy granted hereunder shall automatically terminate upon the earliest to occur of the items enumerated in clauses (i) through (iii) of the first sentence of Section 5.12(a). The holder of the proxy granted pursuant to this Section 5.12(c) may not exercise this proxy on any matter other than those described in Section 5.12(a).

(d) This Section 5.12 is intended to bind RVI as a shareholder of DSW only with respect to the specific matters set forth herein, and RVI shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the shareholders of DSW. Prior to the termination of this Agreement, RVI shall not enter into any agreement or understanding with any person to vote or consent in any manner inconsistent with the terms of this Section 5.12.

5.13 Statement of Net Assets.

(a) RVI shall prepare a special-purpose statement of net assets of RVI, exclusive of RVI’s investment in DSW, as of January 29, 2011 (the “Statement”), in accordance with the basis of presentation set forth in Schedule 5.13(a) (the “Basis of Presentation”), and shall engage a nationally recognized accounting firm (the ‘‘Auditor”) to deliver a report on the Statement (the ‘‘Report”). RVI shall present a draft of the Statement to DSW no later than March 31, 2011. DSW shall notify RVI, within two (2) business days after DSW’s receipt of that draft, regarding whether DSW has any objection to the draft, and may base any such objection only on the draft’s failure to comply with the Basis of Presentation. If DSW so delivers notice of any such objection, RVI and DSW shall begin efforts to resolve the objection immediately upon DSW’s delivery of that notice, and shall cooperate in good faith and use their best efforts to resolve that objection as soon as is practicable.

(b) DSW shall execute an agreement with the Auditor with respect to the Statement and Report in the form thereof required by the Auditor, and shall provide a copy of that agreement to RVI. DSW shall advise RVI immediately upon DSW’s receipt of any communication from the Auditor concerning the Statement or Report, shall afford RVI an opportunity to participate in any response thereto by or on behalf of DSW, and shall make any such response as soon as is practicable, subject only to the availability of RVI personnel for that purpose. DSW shall not initiate any communication with the Auditor regarding the Statement or Report without RVI’s prior written approval or participation.

(c) RVI shall prepare a schedule (the “Cash Schedule”) listing all cash receipts and all cash disbursements of RVI (other than those in DSW bank accounts) that individually exceeded or equaled $100,000 from January 30, 2011 through the month end prior to the Closing (“RVI’s Significant Cash Transactions”). The Cash Schedule of RVI’s Significant Cash Transactions shall list the date of the transaction, whether it is a disbursement or a receipt, the amount, and the payee if it is a disbursement. RVI shall execute an engagement letter with the Auditor to deliver a report on the Cash Schedule (the ‘‘Agreed Upon Procedures Report”). RVI shall present a draft of the Cash Schedule to DSW no later than two weeks after the month end prior to the Closing. DSW shall notify RVI, within two (2) business days after DSW’s receipt of that draft, regarding whether DSW has any objection to the draft, which objections may be based only on the failure of the draft Cash Schedule to have been prepared in accordance this Section 5.13(c). If DSW so delivers notice of any such objection, RVI and DSW shall begin efforts to resolve the objection immediately upon DSW’s delivery of that notice, and shall cooperate in good faith and use their best efforts to resolve that objection as soon as is practicable.

(d) DSW shall execute the engagement letter referred to in Section 5.13(c) if the Auditor so requests. DSW shall advise RVI immediately upon DSW’s receipt of any communication from the Auditor concerning the Cash Schedule or Agreed Upon Procedures Report, shall afford RVI an opportunity to participate in any response thereto by or on behalf of DSW, and shall make any such response as soon as is practicable, subject only to the availability of RVI personnel for that purpose. DSW shall not initiate any communication with the Auditor regarding the Cash Schedule or the Agreed Upon Procedures Report without RVI’s prior written approval or participation.

5.14 Existing Agreements.

(a) From and after the Effective Time, the following agreements shall be terminated and no longer effective: (i) that certain Amended and Restated Shared Services Agreement, dated as of October 29, 2006, between RVI and DSW, as amended by Amendment No. 1 to Amended and Restated Shared Services Agreement, dated as of March 17, 2008, between RVI and DSW, (ii) that certain Exchange Agreement, dated July 5, 2005, between RVI and DSW, (iii) that certain Footwear Fixture Agreement, dated June 29, 2005, between RVI and DSW, and (iv) that certain Master Separation Agreement, dated July 5, 2005, between RVI and DSW; provided, however, that Article IV of the Master Separation Agreement shall remain in full force and effect with the following modifications:

(i) the defined term “Holders” shall mean collectively, “Schottenstein Stores Corporation” (“SSC”) and its Affiliated Companies (other than DSW) who from time to time own Registrable Securities and Jay Schottenstein, each of such persons or entities separately is sometimes referred to herein as a “Holder.”

(ii) the defined term “Registrable Securities” shall mean “(i) the DSW Class B Stock received by the Holder as Merger Consideration, (ii) any other securities issued or distributed to the Holder in respect of the Class B common shares by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, reorganization, merger, consolidation or otherwise, and (iii) any other successor securities received by the Holder in respect of any of the forgoing; PROVIDED that in the event that any Registrable Securities (as defined without giving effect to this proviso) are being registered pursuant hereto, the Holder may include in such registration (subject to the limitations of this Agreement otherwise applicable to the inclusion of Registrable Securities) any Class B common or securities acquired in respect thereof thereafter acquired by such Holder, which shall also be deemed to be “Shares” and accordingly Registrable Securities, for purposes of such registration. As to any particular Registrable Securities, such Registrable Securities shall cease to be Registrable Securities when (w) a registration statement with respect to the sale by the Holder shall have been declared effective under the Securities Act and such Shares shall have been disposed of in accordance with such registration statement, (x) they shall have been distributed to the public in accordance with Rule 144, (y) they shall have been otherwise transferred by the Holder to an entity or Person that is not Jay Schottenstein or an Affiliated Company of SSC, new certificates for them not bearing a legend restricting further transfer shall have been delivered by DSW and subsequent disposition of them shall not require”; and

(iii) (C) in Section 4.5 thereof, “Retail Ventures” shall be changed to “SSC”.

For the avoidance of doubt, that certain Tax Separation Agreement, dated July 5, 2005, among RVI and its affiliates and DSW and its affiliates, as amended by Amendment No. 1 to Tax Separation Agreement, dated as of March 17, 2008, between RVI and DSW, shall remain in full force and effect immediately after the Effective Time.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of RVI, DSW and Merger LLC to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a) Shareholder Approval.  RVI shall have obtained the Required RVI Vote at the RVI Shareholders Meeting, and DSW shall have obtained the Required DSW Vote at the DSW Shareholders Meeting.

(b) NYSE Listing.  The shares of (i) DSW Class A Stock to be issued in the Merger and (ii) DSW Class A Stock to be reserved for issuance upon exercise, vesting or payment under any RVI Stock Awards shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Form S-4.  The Form S-4 shall have become effective under the Securities Act, and no stop order or similar restraining order by the SEC suspending the effectiveness of the Form S-4 shall be in effect.

(d) No Injunctions.  No outstanding judgment, injunction, order or decree of a court or other competent U.S. federal or state Governmental Entity (whether temporary, preliminary or permanent) shall prohibit or enjoin the consummation of the Merger or the other transactions contemplated by this Agreement.

6.2 Conditions to Obligations of DSW and Merger LLC.  The obligation of DSW and Merger LLC to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions unless waived (to the extent permitted under applicable Law) by DSW:

(a) Representations and Warranties.  (i) The representations and warranties of RVI contained in Section 3.1(a) (Organization, Standing and Power), Section 3.1(b) (Capital Structure), Section 3.1(c) (Authority) and Section 3.1(i) (Absence of Certain Changes or Events) shall be true and correct in all respects, in each case as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, and (ii) the representations and warranties of RVI set forth in Section 3.1 (other than those specified in clause (i) above) shall be true and correct (read without any materiality or material adverse effect qualifications) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), other than such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on RVI. DSW shall have received a certificate, dated the Closing Date, signed on behalf of RVI by an authorized executive officer of RVI to such effect.

(b) Performance of Obligations of RVI.  RVI shall have performed in all material respects the obligations and agreements and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement at or prior to the Closing. DSW shall have received a certificate, dated the Closing Date, signed on behalf of RVI by an authorized executive officer of RVI to such effect.

(c) Private Letter Ruling.  The IRS Private Letter Rulings addressed to RVI and DSW with respect to the Merger, including any supplements thereto (“IRS Rulings”) shall continue to remain in full force and effect. If the IRS Rulings are not in full force and effect, DSW shall have received the opinion of legal counsel to DSW, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to DSW shall be entitled to rely upon customary representations and assumptions provided by DSW, Merger LLC and RVI that counsel to DSW reasonably deems relevant.

(d) Dissenting Shareholders.  The aggregate number of RVI Dissenting Shares shall not exceed a number equal to 10% of the number of outstanding shares of RVI Common Stock as of the date hereof.

(e) Report and Agreed Upon Procedures Report.  RVI shall have received from the Auditor and delivered to DSW a copy of the Report and the Agreed Upon Procedures Report.

6.3 Conditions to Obligations of RVI.  The obligation of RVI to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions unless waived (to the extent permitted under applicable Law) by RVI:

(a) Representations and Warranties.  (i) The representations and warranties of DSW and Merger LLC contained in Section 3.2(a) (Organization, Standing and Power), Section 3.2(b) (Capital Structure), Section 3.2(c) (Authority) and Section 3.2(i) (Absence of Certain Changes or Events) shall be true and correct in all respects, in each case as of the date hereof and as of the Closing Date as though made on and as of the Closing Date, and (ii) the representations and warranties of DSW and Merger LLC set forth in Section 3.2 (other than those specified in clause (i) above) shall be true and correct (read without any materiality or material adverse effect qualifications) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), other than such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on DSW. RVI shall have received a certificate, dated the Closing Date, signed on behalf of DSW by an authorized executive officer of DSW to such effect.

(b) Performance of Obligations of DSW.  DSW and Merger LLC shall have performed in all material respects the obligations and agreements and shall have complied in all material respects with the covenants to be performed and complied with by them under this Agreement at or prior to the Closing. RVI shall have received a certificate, dated the Closing Date, signed on behalf of DSW by an authorized executive officer of DSW to such effect.

(c) Private Letter Ruling.  The IRS Rulings shall continue to remain in full force and effect. If the IRS Rulings are not in full force and effect, RVI shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to RVI, dated the Closing Date, to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to RVI shall be entitled to rely upon customary representations and assumptions provided by DSW, Merger LLC and RVI that counsel to RVI reasonably deems relevant.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1 Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after any Required Shareholder Vote has been obtained, solely in the following manner:

(a) by mutual consent of DSW, Merger LLC and RVI in a written instrument;

(b) by either DSW or RVI, upon written notice to the other party, if a Governmental Entity of competent jurisdiction shall have issued a judgment, injunction, order or decree permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, and such judgment, injunction, order or decree has become final and non-appealable; provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to perform or comply with Section 5.3 has been the cause of, or resulted in, such action;

(c) by either DSW or RVI, upon written notice to the other party, if the Merger shall not have been consummated on or before August 1, 2011; provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to perform or comply with any material provision of this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date;

(d) by either DSW or RVI if the Merger has been submitted to the stockholders of DSW for adoption at a duly convened DSW Shareholders Meeting and the Required DSW Vote shall not have been obtained at such DSW Shareholders Meeting (including any adjournments or postponements thereof); provided, however, that the right to terminate under this Section 7.1(d) shall not be available to any party where the failure to obtain the Required DSW Vote shall have been caused by or related to such party’s material breach of this Agreement;

(e) by either DSW or RVI if the Merger has been submitted to the stockholders of RVI for adoption at a duly convened RVI Shareholders Meeting and the Required RVI Vote shall not have been obtained at such RVI Shareholders Meeting (including any adjournments or postponements thereof); provided, however, that the right to terminate under this Section 7.1(e) shall not be available to any party where the failure to obtain the Required RVI Vote shall have been caused by or related to such party’s material breach of this Agreement;

(f) by RVI, if, prior to the receipt of the Required RVI Vote, (i) the RVI Board of Directors has received a Superior Proposal, (ii) RVI shall not have violated Section 5.4 with respect to such Superior Proposal and shall have previously paid (or concurrently pays) the amount due under Section 7.2(c), (iii) the RVI Board of Directors shall have provided DSW with at least five (5) business days’ advance written notice of its intention to terminate pursuant to this Section 7.1(f) and substantially simultaneously provided DSW with a copy of the definitive agreement providing for the implementation of such Superior

Proposal, and (iv) the RVI Board of Directors shall have approved, and RVI concurrently enters into, such definitive agreement providing for the implementation of such Superior Proposal;

(g) by DSW, if, prior to the receipt of the Required DSW Vote, (i) the DSW Board of Directors has received a Superior Proposal, (ii) DSW shall not have violated Section 5.4 with respect to such Superior Proposal and shall have previously paid (or concurrently pays) the amount due under Section 7.2(b), (iii) the DSW Board of Directors shall have provided RVI with at least five (5) business days’ advance written notice of its intention to terminate pursuant to this Section 7.1(g) and substantially simultaneously provided RVI with a copy of the definitive agreement providing for the implementation of such Superior Proposal, and (iv) the DSW Board of Directors shall have approved, and DSW concurrently enters into, such definitive agreement providing for the implementation of such Superior Proposal;

(h) by DSW, upon written notice to RVI, if

(i) a Change in RVI Recommendation shall have occurred; provided that the right of DSW to terminate this Agreement under this Section 7.1(h)(i) shall only be available to DSW for fifteen business days following notice from RVI that a Change in RVI Recommendation has occurred; or

(ii) RVI has breached or failed to perform in any material respect any of its obligations under Section 5.4;

(i) by RVI, upon written notice to DSW, if:

(i) a Change in DSW Recommendation shall have occurred; provided that the right of RVI to terminate this Agreement under this Section 7.1(i)(i) shall only be available to RVI for fifteen business days following notice from DSW that a Change in DSW Recommendation has occurred; or

(ii) DSW has breached or failed to perform in any material respect any of its obligations under Section 5.4; or

(j) by either DSW or RVI, upon written notice to the other party, if there shall have been a breach by the other party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2(a) or (b) or Section 6.3(a) or (b), as the case may be, and which breach has not been cured within 45 days following written notice thereof to the breaching party or, by its nature, cannot be cured within such time period.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either RVI or DSW as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, except that (a) Section 5.2(b) (Confidentiality), Section 5.9 (Fees and Expenses), this Section 7.2 (Effect of Termination) and Article VIII (General Provisions) shall survive such termination and (b) no party shall be relieved or released from any liability for fraud or willful or intentional breach of this Agreement.

(b) DSW and RVI agree that if this Agreement is terminated by DSW or RVI pursuant to Section 7.1(d) (unless prior to such duly convened DSW Shareholders Meeting, a Change in RVI Recommendation shall have occurred) or by DSW pursuant to Section 7.1(g), DSW shall reimburse RVI for all of RVI’s reasonably documented Covered Transaction Expenses within twenty (20) business days after such termination. For the purposes of this Agreement, “Covered Transaction Expenses” shall mean up to $10,000,000 in reasonable out-of-pocket fees, costs and expenses (including all legal, accounting, consulting, advisory and investment banking costs and expenses) incurred by the applicable party prior to the termination of this Agreement and in connection with the transactions contemplated by this Agreement.

(c) DSW and RVI agree that if this Agreement is terminated by DSW or RVI pursuant to Section 7.1(e) or by (unless prior to such duly convened RVI Shareholders Meeting, a Change in DSW

Recommendation shall have occurred) RVI pursuant to Section 7.1(f), RVI shall reimburse DSW for all of DSW’s reasonably documented Covered Transaction Expenses within twenty (20) business days after such termination.

7.3 Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after receipt of either or both of the Required Shareholder Votes, but after any such approval, no amendment shall be made which by Law requires further approval or authorization by shareholders of RVI or DSW, as applicable, without such further approval or authorization. This Agreement may not be amended except by an instrument or instruments in writing signed and delivered by an authorized representative of each of the parties.

7.4 Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive performance of or compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (ii) on the first business day following the date of dispatch if delivered by a recognized next day courier service or (iii) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a) if to DSW or Merger LLC, to

DSW Inc.
810 DSW Drive
Columbus, OH 43219

Attention:	Michael R. MacDonald
Chief Executive Officer
Facsimile No.: (614) 872-1454

with a copy (which shall not constitute notice) to

DSW Inc.
810 DSW Drive
Columbus, OH 43219
Attention: Bill Jordan
Facsimile No.: (614) 872-1475

and

Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, IL 60661
Attention: Herbert Wander
Facsimile No. (312) 577-8885

(b) if to RVI, to (before the closing)

Retail Ventures, Inc.
4150 E. Fifth Avenue
Columbus, OH 43219

Attention:	James McGrady
Julie Davis
Facsimile No.: (614) 238-4156

with copies (which shall not constitute notice) to

Baker & Hostetler LLP
PNC Center
1900 East 9th Street, Suite 3200
Cleveland, Ohio 44114

Attention:	Robert A. Weible
Matthew A. Tenerowicz
Facsimile No.: (216) 696-0740

and

Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005
Attention: Michael P. Rogan
Facsimile No.: (202) 661-8200

(c) if to RVI, to (after the closing)

Baker & Hostetler LLP
PNC Center
1900 East 9th Street, Suite 3200
Cleveland, Ohio 44114

Attention:	Robert A. Weible
Matthew A. Tenerowicz
Facsimile No.: (216) 696-0740

8.3 Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a correspondingly number Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated jointly in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted jointly by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” shall be inclusive and not exclusive. Any pronoun shall include the corresponding masculine, feminine and neuter forms. The term “affiliate” has the meaning given to it in Rule 12b-2 under the Exchange Act. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty. The term “business day” means Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in the State of New York are not authorized or obligated by applicable Law to close. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement. References in this Agreement to “dollars” or “$” are to U.S. dollars.

8.4 Counterparts.  This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

8.5 Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the Exhibits and Schedules hereto and any ancillary document delivered pursuant hereto) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, other than the Master Separation Agreement, which shall survive the execution and delivery of this Agreement in accordance with the terms of Section 5.14, and (b) except as provided in Section 5.10 (which is intended for the benefit of only the persons specified therein and his or her heirs and representatives), is not intended to and shall not be construed to create any third-party beneficiaries or confer upon any person other than the parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

8.6 Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio (without giving effect to choice of law principles thereof).

8.7 Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

8.8 Assignment.  Neither this Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned, in whole or in part, by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.9 Submission to Jurisdiction.  Each party hereto irrevocably submits to the exclusive jurisdiction of the United States District Court and any Ohio state court sitting in Columbus, Ohio for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court and any Ohio state court sitting in Columbus, Ohio, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 8.9 shall affect the right of any party to serve legal process in any other manner permitted by Law. Each of the parties also agrees that any final, non-appealable judgment against a party in connection with any suit, action or other proceeding arising out of or relating to this Agreement shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the U.S. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

8.10 Specific Performance.  The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under applicable Law. Accordingly, each party agrees that, in addition to all other remedies to which it may be entitled, each of the parties is entitled to seek a decree of specific performance and each of the parties shall further be entitled to seek an injunction restraining any violation or threatened violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any suit, action or other proceeding should be brought in equity to enforce any of the provisions of this Agreement, no party will allege, and each party hereby waives the defense, that there is an adequate remedy under applicable Law.

8.11 WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF, RELATED TO, OR CONNECTED WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

DSW INC.

By:	/s/ William L. Jordan
Name:     William L. Jordan

Title:	Executive Vice President,
General Counsel and Secretary

DSW MS LLC

By:	/s/ William L. Jordan
Name:     William L. Jordan

Title:	Executive Vice President,
General Counsel and Secretary

RETAIL VENTURES, INC.

By:	/s/ James A. McGrady
Name:     James A. McGrady

Title:	Chief Executive Officer,
Chief Financial Officer,
President and Treasurer

[SIGNATURE PAGE TO MERGER AGREEMENT]

List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following schedules and exhibits to the Agreement and Plan of Merger, by and among DSW Inc., DSW MS LLC and Retail Ventures, Inc., dated February 8, 2011, have not been provided herein:

Schedules
Retail Ventures, Inc. Disclosure Schedules
Schedule 1.7 — Designated Director
Schedule 3.1(a) — Organization, Standing and Power
Schedule 3.1(b) — Capital Structure
Schedule 3.1(c) — Authority
Schedule 3.1(d) — SEC Documents; Financial Statements, Undisclosed Liabilities
Schedule 3.1(e) — Compliance with Applicable Laws and Reporting Requirements
Schedule 3.1(f) — Legal Proceedings
Schedule 3.1(g) — Taxes
Schedule 3.1(h) — Benefit Plans
Schedule 3.1(i) — Absence of Certain Changes or Events
Schedule 4.1(a) — Ordinary Course
Schedule 4.1(b) — Dividends; Changes in Stock
Schedule 4.1(c) — Issuance of Securities
Schedule 4.1(f) — No Dispositions
Schedule 4.1(g) — Indebtedness
Schedule 4.1(j) — Compensation and Benefit Plans
Schedule 4.1(k) — No Liquidation
Schedule 4.1(l) — Litigation
Schedule 4.1(n) — Agreements
Schedule 5.13(a) — Statement of Net Assets- Basis of Presentation

DSW Inc. Disclosure Schedules
Schedule 3.2(c) — Authority
Schedule 3.2(d) — SEC Documents; Undisclosed Liabilities
Schedule 4.2(e) — DSW Indebtedness

Exhibits
N/A

The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

Appendix B

PERSONAL AND CONFIDENTIAL

February 8, 2011

Audit/Special Committee of the Board of Directors
DSW, Inc.
810 DSW Drive
Columbus, OH 43219

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to DSW, Inc. (the “Company”) of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger, dated as of February 8, 2011 (the “Agreement”), by and among the Company, DSW MS LLC, a wholly owned subsidiary of the Company (“Merger Sub”), and Retail Ventures, Inc. (“RVI”). Pursuant to the Agreement, RVI will be merged with and into Merger Sub and each outstanding common share, without par value (the “RVI Common Stock”), of RVI (other than shares of RVI Common Stock held by RVI, the Company or any direct or indirect wholly owned subsidiary of RVI or the Company) will convert at the election of the holder of such share of RVI Common Stock into 0.435 Class A common shares, without par value (the “Class A Stock”), of the Company or Class B common shares, without par value (the “Class B Stock”, and together with the Class A Stock, the “Company Common Stock”), of the Company (the “Exchange Ratio”), subject to certain procedures and limitations contained in the Agreement, as to which procedures and limitations we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, RVI, third parties, including Schottenstein Stores Corporation, an affiliate of RVI (“SSC”), and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Audit/Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with, and have participated in certain of the negotiations leading to, the Transaction. We have received fees and expect to receive additional fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide investment banking services to the Company, RVI, SSC and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company and RVI for the five fiscal years ended December 31, 2009; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and RVI; certain other communications from the Company and RVI to their respective shareholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company and certain financial analysis and forecasts for RVI (the “Forecasts”), including internal analyses relating to the net operating losses and tax credits of RVI and, after the consummation of the Transaction, the Company, as well as related savings arising therefrom (the “NOL Analyses”), and certain contingent and other liabilities of RVI, including certain shutdown costs (the “RVI Liability Analyses”), in each case as prepared by the management of the Company and approved for our use by the Special Committee. We have also held discussions with members of the senior managements of the Company and RVI regarding their assessment of the past and current business operations, financial condition and future prospects of RVI and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for

200 West Street ï New York, New York 10282 Tel: 212-902-1000 ï Fax: 212-902-300

B-1

Audit/Special Committee of the Board of Directors
DSW, Inc.
February 8, 2011
Page Two

the shares of Company Common Stock and the shares of RVI Common Stock; compared certain financial and stock market information for the Company and RVI with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts, including the NOL Analyses and the RVI Liability Analyses, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or RVI or any of their respective subsidiaries and, except for the NOL Analyses and RVI Liability Analyses, we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other opinions, consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or RVI or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We also have assumed that the Class A Stock and the Class B stock are equivalent from a financial point of view.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company or RVI; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or RVI, or any class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock or Premium Income Exchangeable Securities issued by RVI will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or RVI or the ability of the Company or RVI to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/  Goldman, Sachs & Co.

Goldman, Sachs & Co.

B-2

Appendix C

February 7, 2011

Retail Ventures, Inc.
4150 E. Fifth Avenue
Columbus, Ohio 43219
Attn: Members of the Strategic Review Committee of the Board of Directors and the Board of Directors

Dear Members of the Strategic Review Committee and the Board of Directors:

We understand that Retail Ventures, Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among DSW Inc. (the “Acquiror”), DSW MS LLC, a direct wholly-owned subsidiary of the Acquiror (“Sub”), and the Company, pursuant to which, among other things (a) the Company will merge with Sub (the “Transaction”), (b) each outstanding share of common stock, without par value, of the Company (“Company Common Stock”) will be converted into the right to receive 0.435 shares (the “Exchange Ratio”) of either Class A common stock, without par value (“Acquiror Class A Common Stock”), of the Acquiror or, at the election of the holder of Company Common Stock (an “Election”), Class B Common Stock, without par value (“Acquiror Class B Common Stock,” and together with the Acquiror Class A Common Stock, “Acquiror Common Stock”), of the Acquiror and (c) the Company will become a wholly-owned subsidiary of the Acquiror. You have advised us and we have assumed that, in connection with the consummation of the Transaction, the Certificate of Incorporation of the Acquiror will be amended to permit the exchange of shares of Acquiror Class B Common Stock into an equivalent number of shares of Acquiror Class A Common Stock at any time, at the election of the holder thereof.

You have requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Strategic Review Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company and to the Board of the Company as to whether, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to the Unaffiliated Shareholders (as defined below) from a financial point of view. The holders of Company Common Stock, other than Schottenstein Stores Corporation, Schottenstein RVI, LLC and members of the Schottenstein family (collectively, “Schottenstein”) and the directors and officers of the Acquiror and each of their respective affiliates, are referred to herein as the “Unaffiliated Shareholders.”

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed a draft, dated February 7, 2011, of the Agreement;

2. reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

3. reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and the Acquiror made available to us by the Company and the Acquiror, including (a) estimated monthly budgeted expenses for the Company prepared by the management of the Company through January 31, 2012 (the “Company Budget”), (b) estimates with respect to the net operating loss carryforwards (the “Estimated NOLs”) of the Company available to offset federal income taxes prepared by management of the Company, as well as projections regarding the Acquiror’s ability to utilize such

Estimated NOLs prepared by management of the Acquiror (the “NOL Projections”), (c) estimates with respect to certain contingent liabilities of the Company associated with discontinued businesses of the Company prepared by management of the Company (the “Contingent Liability Estimates”), and (d) financial projections prepared by the management of the Acquiror relating to the Acquiror for the fiscal years ending January 2011 through January 2016 (the “Acquiror Projections”);

4. spoken with certain members of the managements of the Company and the Acquiror and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and the Acquiror, the Transaction and related matters;

5. compared the financial and operating performance of the Acquiror with that of other public companies that we deemed to be relevant;

6. reviewed the current and historical market prices and trading volume for certain of the Company’s and the Acquiror’s publicly traded securities, and the current and historical market prices and trading volume for the publicly traded securities of certain other companies that we deemed to be relevant; and

7. conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, the managements of the Company and the Acquiror have advised us, and we have assumed, that (i) the Company Budget, the Estimated NOLs and the Contingent Liability Estimates reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company (A) as to the future budgeted expenses of the Company through January 31, 2012, (B) the net operating loss carryforwards of the Company available to offset federal and state income taxes, and (C) the contingent liabilities of the Company associated with discontinued businesses, respectively and (ii) the NOL Projections and the Acquiror Projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Acquiror as to (A) the Acquiror’s ability to utilize the Estimated NOLs and (B) the future financial results and condition of the Acquiror, respectively, and we express no opinion with respect to any of such estimates or projections or the assumptions on which they are based. For purposes of our analyses and this Opinion, we have with the Company’s consent assumed that if the Transaction is not consummated the Company will elect to pay the principal due at maturity on its 6.625% Mandatorily Exchangeable Notes due September 15, 2011 (the “PIES”) in shares of Acquiror Class B Common Stock. You have advised us, and for purposes of our analyses and this Opinion we have assumed, that the value of the assets of the Company other than shares of Acquiror Class B Common Stock less the value of the Company’s liabilities (contingent or otherwise) excluding its liabilities under the PIES (which, as set forth above, we have assumed the Company will, in the absence of the Transaction, satisfy at maturity with shares of Acquiror Class B Common Stock) are estimated to be approximately a net liability of $9 million as of the estimated closing date of the Transaction. In addition, for purposes of our analyses and this Opinion, we have with the Company’s consent assumed that (i) based on management of the Company’s current estimates with respect to the future financial performance of the Company, the Company would be unable to utilize its Estimated NOLs to offset the Company’s future tax liabilities and (ii) to the extent held by Unaffiliated Shareholders, shares of Acquiror Class B Common Stock are economically equivalent to shares of Acquiror Class A Common Stock. Furthermore, you have advised us and we have assumed, to the extent the Acquiror is able to utilize the Estimated NOLs to offset its future tax liabilities, holders of Company Common Stock will indirectly benefit in proportion to their percentage ownership of the Acquiror after giving effect to the Transaction. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have evaluated the fairness to the Unaffiliated Shareholders, from a financial point of view, of the Exchange

Ratio provided for in the Transaction pursuant to the Agreement primarily on the basis that the Unaffiliated Shareholders will, after giving effect to the Transaction, directly own approximately the same or a greater number of shares of Acquiror Common Stock than they indirectly own through their ownership of Company Common Stock as well as, among other things, have the opportunity to benefit through their ownership of Acquiror Common Stock from the Acquiror’s ability to utilize the Estimated NOLs.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have also assumed, with your consent, that the Transaction will be treated as a tax-free transaction. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Acquiror, or otherwise have an effect on the Company or the Acquiror or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above that would be material to our analysis.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

We have not been requested to, and did not, solicit any indications of interest from, third parties with respect to the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the Acquiror Class A Common Stock or Acquiror Class B Common Stock actually will be when issued pursuant to the Transaction or the price or range of prices at which the Company Common Stock, the Acquiror Class A Common Stock or the Acquiror Class B Common Stock may be purchased or sold at any time. We have assumed that the Acqurior Class A Common Stock to be issued in the Transaction to the holders of Company Common Stock will be listed on the New York Stock Exchange.

This Opinion is furnished for the use and benefit of the Committee and the Board (solely in their capacity as such) in connection with its consideration of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other person as to how to act or vote with respect to any matter relating to the Transaction, including, without limitation, whether or not any holder of Company Common Stock should make an Election.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey has in the past provided investment banking, financial advisory and other financial services to the Company, Schottenstein and/or one or more of their respective affiliates and/or portfolio companies, for which Houlihan Lokey has received compensation, including, among other things, having acted as financial advisor to a special committee of the Board of Directors of the Company in connection with the disposition of certain assets of the Company in 2009. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Acquiror, Schottenstein, other participants in the Transaction or certain of their respective affiliates and/or portfolio companies in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by participants in the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with participants in the Transaction or certain of their respective affiliates and/or portfolio companies, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, participants in the Transaction or certain of their respective affiliates and/or portfolio companies, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, no portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses the fairness to the Unaffiliated Shareholders, from a financial point of view, of the Exchange Ratio provided for in the Transaction pursuant to the Agreement and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered in connection therewith or otherwise. In addition, this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, the Acquiror, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, the Acquiror or any other party or the effect of any other transaction in which the Company, the Acquiror or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Acquiror’s or any other party’s security holders vis-à-vis any other class or group of the Company’s, the Acquiror’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Committee, the Board, the Company, the Acquiror and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction pursuant to the Agreement is fair to the Unaffiliated Shareholders from a financial point of view.

Very truly yours,

/s/  HOULIHAN LOKEY CAPITAL, INC.

Appendix D

Prescribed by:
The Ohio Secretary of State
Central Ohio: (614) 466-3910
Toll Free: 1-877-SOS-FILE (1-877-767-3453)

www.sos.state.oh.us
e-mail: busserv@sos.state.oh.us

| **Expedite this Form:** (Select One) | |
|---|---|
| **Mail Form to one of the Following:** | |
| ◉ Yes | PO Box 1390<br>Columbus, OH 43216<br>*** Requires an additional fee of $100 *** |
| ○ No | PO Box 1329<br>Columbus, OH 43216 |

# Certificate of Amendment by Shareholders or Members

*(Domestic)*

Filing Fee $50.00

***(CHECK ONLY ONE (1) BOX)***

| **(1)** Domestic for Profit | **PLEASE READ INSTRUCTIONS** | **(2)** Domestic Nonprofit | |
|---|---|---|---|
| ☑ Amended (122-AMAP) | ☐ Amendment (125-AMDS) | ☐ Amended (126-AMAN) | ☐ Amendment (128-AMD) |

**Complete the general information in this section for the box checked above.**

Name of Corporation DSW Inc.

Charter Number 379756

Name of Officer William L. Jordan

Title Secretary

☑ Please check if additional provisions attached.

The above named Ohio corporation, does hereby certify that:

☐ A meeting of the ☐ shareholders ☐ directors (***nonprofit only***)

☐ members was duly called and held on ____________________
(Date)

at which meeting a quorum was present in person or by proxy, based upon the quorum present, an affirmative vote was cast which entitled them to exercise __________ % as the voting power of the corporation.

☐ In a writing signed by all of the ☐ shareholders ☐ directors ***(nonprofit amended articles only)***
☐ members who would be entitled to the notice of a meeting or such other proportion not less than a majority as the articles of regulations or bylaws permit.

**Clause applies if amended box is checked.**

Resolved, that the following amended articles of incorporations be and the same are hereby adopted to supercede and take the place of the existing articles of incorporation and all amendments thereto.

541 D-1 Last Revised: May 2002

**All of the following information must be completed if an amended box is checked.**
**If an amendment box is checked, complete the areas that apply.**

**FIRST:** The name of the corporation is: DSW Inc.

**SECOND:** The place in the State of Ohio where its principal office is located is in the City of:

Columbus — (city, village or township)
Franklin — (county)

**THIRD:** The purposes of the corporation are as follows:

The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be formed under Capter 1701 of the Ohio Revised Code.

**FOURTH:** The number of shares which the corporation is authorized to have outstanding is: 370,000,000 (see attached)
**(Does not apply to box (2))**

**REQUIRED**
Must be authenticated **(signed)** by an authorized representative
**(See Instructions)**

Authorized Representative ______ Date ______

(Print Name) ______

Authorized Representative ______ Date ______

(Print Name) ______

541 D-2 Last Revised: May 2002

ADDITIONAL PROVISIONS TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION OF DSW INC.

FOURTH (Cont’d):  The number of shares which the corporation is authorized to have outstanding is the authorized number of shares of the corporation. One Hundred Seventy Million (170,000,000) of the authorized number of shares of the corporation shall be Class A Common Shares, without par value (the “Class A Common Shares”), One Hundred Million (100,000,000) shall be Class B Common Shares, without par value (the “Class B Common Shares”; and together with the Class A Common Shares, the “Common Shares”), and One Hundred Million (100,000,000) shall be preferred shares, without par value (the “Preferred Shares”).

The designations, preferences, privileges and voting powers of shares of each class and the restrictions or qualifications thereof are as follows:

Section 1.  Common Shares. Except as specifically otherwise provided herein, the Class A and Class B Common Shares shall be identical and shall entitle the holders thereof to the same rights and privileges.

(a) Voting Rights.  The voting rights of the Common Shares shall be as follows:

i. each outstanding Class A Common Share shall entitle the holder thereof to one (1) vote on each matter properly submitted to the shareholders, or to the holders of the Class A Common Shares, for their vote, consent, waiver, release or other action;

ii. each outstanding Class B Common Share shall entitle the holder thereof to eight (8) votes on each matter properly submitted to the shareholders, or to the holders of the Class B Common Shares, for their vote, consent, waiver, release or other action; and

iii. the holders of Class A Common Shares and Class B Common Shares shall vote as a single class upon all matters submitted to the shareholders of the corporation except as otherwise provided by law.

(b) Dividend and Other Rights of Common Shares.  Holders of Class A Common Shares and Class B Common Shares will share in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding Preferred Shares. The corporation shall not subdivide or combine any of the Common Shares, or pay any dividend or other distribution on any of the Common Shares, or accord any other payment, benefit or preference to any of the Common Shares, except by extending such subdivision, combination, distribution, payment, benefit or preference equally to all Common Shares. If dividends are declared that are payable in Common Shares, such dividends shall be payable in Class A Common Shares to holders of Class A Common Shares and in Class B Common Share to holders of Class B Common Shares.

(c) Conversion Rights.  The Class A Common Shares have no conversion rights. The conversion rights of the Class B Common Shares are as follows:

i. The holder of any Class B Common Shares, may, at his or her option on delivery to the corporation of his or her written notice electing to convert those Class B Common Shares to Class A Common Shares, and on surrender at the office of the corporation or office of the transfer agent for those Class B Common Shares of the certificate or certificates for the Class B Common Shares, duly endorsed to the corporation, be entitled to receive one Class A Common Share for each Class B Common Share converted in this manner. Such conversion will be deemed to have occurred at the close of business on the business day on which written notice of such voluntary conversion is received by the corporation, and the corporation and the transfer agent will promptly deliver evidence of such holder’s ownership of Class A Common Shares in the form of a share certificate or automated deposit; provided, however, that any such surrender on any date when the stock transfer books of the corporation shall be closed shall be deemed to have occurred immediately prior to the close of business on the next succeeding day on which such stock transfer books are opened.

ii. The corporation may, as a condition to the transfer or the registration of transfer of, or the voluntary conversion of, Class B Common Shares, require the furnishing of such affidavits or other proof as it deems necessary to establish or verify the ownership of such Class B Common Shares. A good faith determination by the Board of Directors that ownership of Class B Common Shares cannot be established will be conclusive and binding on a holder of shares of the corporation.

iii. Neither fractional shares, nor scrip or other certificates evidencing fractional shares, will be issued by the corporation on conversion of the Class B Common Shares, but the corporation will pay in lieu of these fractional shares the full value in cash to the holders who would but for this provision be entitled to receive fractions of shares.

iv. Class B Common Shares converted pursuant to the articles of the corporation will be retired.

v. The corporation will at all times reserve and keep available out of its authorized but unissued Class A Common Shares solely for the purpose of effecting conversion of its Class B Common Shares the full number of Class A Common Shares deliverable on conversion of all Class B Common Shares from time to time outstanding.

Section 2.  Preferred Shares

(a) The directors of the corporation are authorized to adopt amendments to the Articles of Incorporation in respect of any unissued Preferred Shares and thereby to fix or change, to the full extent now or hereafter permitted by Ohio law, the express terms of the Preferred Shares, or of any one or more series of the Preferred Shares, including without limitation, the division of such shares into series and the designation and authorized number of shares of each series; dividend or distribution rights; redemption rights and price; liquidation rights, preferences and price; sinking fund requirements; voting rights; conversion rights; and restrictions on the issuance of shares of the same series or of any other class or series.

(b) All shares of each series of the Preferred Shares shall be identical with each other in all respects.

FIFTH:  No shareholder of the corporation shall have, as a matter of right, the pre-emptive right to purchase, subscribe for or otherwise acquire any shares of any class, now or hereafter authorized, or to purchase, subscribe for or otherwise acquire securities or other obligations convertible into or exchangeable for any such shares or which by warrants or otherwise entitle the holders thereof to purchase, subscribe for or otherwise acquire any such shares.

SIXTH:

Section 1.  Authority of the Corporation to Deal in its Securities. The directors of the corporation shall have the power to cause the corporation from time to time and at any time to purchase, hold, sell, transfer or otherwise deal with (i) any shares issued by it, (ii) any security or other obligation of the corporation that confers upon the holder thereof the right to convert the same into shares authorized by the articles of the corporation, and (iii) any security or other obligation that confers upon the holder thereof the right to purchase shares authorized by the articles of the corporation. The corporation shall have the right to repurchase, if and when any shareholder desires to sell, or on the happening of any event is required to sell, any shares issued by the corporation.

Section 2.  Limitation on Authority to Issue Class B Common Shares. The authority granted in this Article SIXTH shall not limit the plenary authority of the directors to purchase, hold, sell, transfer or otherwise deal with any shares or other securities issued by the corporation or authorized by its Articles. Notwithstanding the foregoing, to the extent that any of the Class B Common Shares are hereafter surrendered in exchange for Class A Common Shares, the Class B Common Shares so surrendered shall be retired. Except in connection with a subdivision of, or dividend or other distribution on, the Class B Common Shares, the directors of the corporation shall not have the power to cause the corporation to reissue, sell, transfer or otherwise deal with such retired Class B Common Shares.

SEVENTH:

Section 1.  Definitions. For purposes of this Article SEVENTH:

(a) The “corporation” shall include all subsidiary corporations and all partnerships, joint ventures, associations and other entities in which the corporation owns (directly or indirectly) fifty percent or more of the outstanding voting shares, voting power, partnership interests or similar ownership interests.

(b) “SSC” means Schottenstein Stores Corporation, a Delaware corporation, and all successors to SSC by merger, consolidation or otherwise, and all subsidiary corporations and all partnerships, joint ventures, associations and other entities in which SSC owns (directly or indirectly) fifty percent or more of the outstanding voting shares, voting power, partnership interests or similar ownership interests, but shall not include the corporation and its subsidiaries.

(c) “Family Trust” means one or more trusts established for the benefit of any of Jay L. Schottenstein, Susan S. Diamond, Ann S. Deshe, Lori Schottenstein, Geraldine Schottenstein, any of their respective spouses, children or lineal descendants, or any person controlled by any such trust or trusts.

(d) “Related Entities” means SSC and its subsidiaries.

(e) “Related Persons” means directors of the corporation and directors of one or more of the Related Entities and corporations, partnerships, associations or other organizations in which one or more of such directors has a financial interest.

Section 2.  Corporate Opportunity

(a) In anticipation that SSC will remain a substantial shareholder of the corporation, and the Related Entities may engage in the same or similar activities or lines of business and have interests in the same areas of corporate opportunities, and in recognition of the benefits to be derived by the corporation through its continued contractual, corporate and business relations with SSC (including services of officers and directors of SSC as officers and directors of the corporation), the provisions of this Section 2 are set forth to regulate and define the conduct of certain affairs of the corporation as they may involve the Related Entities and their respective officers and directors, and the powers, rights, duties and liabilities of the corporation and its officers, directors and shareholders in connection therewith.

(b) The Related Entities shall have the right to, and shall have no duty not to, (i) engage in the same or similar activities or lines of business as the corporation, (ii) do business with any supplier or customer of the corporation, and (iii) unless restricted by contract, employ or otherwise engage any officer or employee of the corporation, and neither the Related Entities nor any of their respective officers or directors (except as provided in Paragraph (c) of this Section 2) shall be liable to the corporation or its shareholders for breach of any fiduciary duty by reason of any such activities of the Related Entities or of such person’s participation therein. In the event that a Related Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the corporation and such Related Entity, the Related Entity shall have no duty to communicate or offer such corporate opportunity to the corporation and shall not be liable to the corporation or its shareholders for breach of any fiduciary duty as a shareholder of the corporation by reason of the fact that it pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information regarding such corporate opportunity to the corporation.

(c) In the event that a director or officer of the corporation who is also a director or officer of a Related Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the corporation and such Related Entity, such director or officer of the corporation shall not be liable to the corporation or its shareholders by reason of the fact that the Related Entity pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the corporation, if such director or officer acts in a manner consistent with the following policy:

i. a corporate opportunity offered to any person who is an officer of the corporation, and who is also a director but not an officer of a Related Entity, shall belong to the corporation, unless such opportunity is expressly offered to such person in writing solely in his capacity as a director of the a Related Entity, in which case such opportunity shall belong to such Related Entity;

ii. a corporate opportunity offered to any person who is a director but not an officer of the corporation, and who is also a director or officer of a Related Entity, shall belong to the corporation only if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of the corporation, and otherwise shall belong to the Related Entity; and

iii. a corporate opportunity offered to any person who is an officer, whether or not such person is also a director, of both the corporation and a Related Entity shall belong to the corporation only if such opportunity is expressly offered to such person in writing solely in his or her capacity as an officer or director of the corporation, and otherwise shall belong to the Related Entity.

(d) For the purposes of this Section 2, a “corporate opportunity” shall include, but not be limited to, any business opportunity which the corporation is financially able to undertake, is, from its nature, in the line of the corporation’s business and is of practical advantage to it, and is one in which the corporation has an interest or a reasonable expectancy, where the circumstances are such that the self-interest of the Related Entity or the officer or directors, as the case may be, would be brought into conflict with that of the corporation if the Related Entity should embrace the opportunity.

(e) If any contract, agreement, arrangement or transaction between the corporation and a Related Entity involves a corporate opportunity and is approved in accordance with the procedures set forth in Section 3 of this Article SEVENTH, the Related Entity and its officers and directors shall be deemed to have fulfilled their fiduciary duties to the corporation and its shareholders with respect thereto under this Section 2. Any such contract, agreement, arrangement or transaction involving a corporate opportunity not so approved shall not by reason thereof result in any breach of any fiduciary duty, but shall be governed by the other provisions of this Section 2, these Articles and the code of regulations of the corporation (the “Regulations”) and Chapter 1701 of the Ohio Revised Code.

Section 3.  Contract, Action or Transaction Not Voidable

(a) In anticipation that (i) the corporation will have continued contractual, corporate and business relations with the Related Entities, and in anticipation that the corporation may enter into contracts or otherwise transact business with the Related Entities and that the corporation may derive benefits therefrom and (ii) the corporation may from time to time enter into contractual, corporate or business relations with one or more of the Related Persons, the provisions of this Section 3 are set forth to regulate and define certain contractual relations and other business relations of the corporation as they may involve Related Entities and Related Persons, and the powers, rights, duties and liabilities of the corporation and its officers, directors and shareholders in connection therewith. The provisions of this Section 3 are in addition to, and not in limitation of, the provisions of Chapter 1701 of the Ohio Revised Code and the other provisions of these Articles of Incorporation. Any contract or business relation which does not comply with the procedures set forth in this Section 3 shall not by reason thereof be deemed void or voidable or result in any breach of any fiduciary duty, but shall be governed by the provisions of these Articles, the Regulations and Chapter 1701 of the Ohio Revised Code.

(b) No contract, action or transaction (or any amendment, modification or termination thereof) between the corporation and one or more of the Related Entities or between the corporation and one or more of the Related Persons shall be void or voidable solely for the reason that any Related Entity or any Related Person are parties thereto, or solely because any Related Person is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because such Related Person’s votes are counted for such purpose, and the Related Entity or

Related Person shall not be liable to the corporation or its shareholders by reason of entering into, performance or consummation of any such contract, action, or transaction if:

i. the material facts as to his or their relationship or interest and as to the contract, action or transaction are disclosed or are known to the Board of Directors or the committee thereof and the Board of Directors or committee thereof, in good faith reasonably justified by such facts, authorizes the contract, action, or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum of the directors or committee;

ii. the material facts as to his or their relationship or interest and as to the contract, action or transaction are disclosed or are known to the shareholders entitled to vote thereon and the contract, action or transaction is specifically approved at a meeting of the shareholders held for such purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation held by persons not interested in the contract, action or transaction; or

iii. the contract, action or transaction is fair as to the corporation as of the time it is authorized or approved by the Board of Directors, a committee of the Board of Directors, or the shareholders; provided, however, that nothing contained in this Section 3 shall limit or otherwise affect the liability of directors under Section 1701.95 of the Ohio Revised Code.

(c) Directors of the corporation who are also directors or officers of any Related Entity or Related Person may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract, agreement, arrangement or transaction.

Section 4.  The directors, by the affirmative vote of a majority of those in office, and irrespective of any financial or personal interest in any of them, shall have the authority to establish reasonable compensation, which may include pension, disability, and death benefits, for services to the corporation by directors and officers, or to delegate such authority to one or more officers or directors.

Section 5.  Any person or entity purchasing or otherwise acquiring any interest in shares of the corporation shall be deemed to have notice of and to have consented to the provisions of this Article SEVENTH.

Section 6.  This Article SEVENTH shall remain in effect so long as SSC and the Family Trusts (or any of them) shall hold (as a group) shares of the corporation entitled to ten percent (10%) or more of the combined voting power of all shares of the corporation regularly entitled to vote for the election of directors.

Section 7.  Neither the alteration, amendment or repeal of this Article SEVENTH, nor the adoption of any provision inconsistent with this Article SEVENTH, shall eliminate or reduce the effect of this Article SEVENTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article SEVENTH would accrue or arise, prior to such alteration, amendment, repeal or adoption.

EIGHTH:  None of the provisions of Section 1701.831 of the Ohio Revised Code relating to control share acquisitions, shall be applicable to this corporation.

NINTH:  None of the provisions of Chapter 1704 of the Ohio Revised Code relating to transactions affecting control shall be applicable to this corporation.

TENTH:  Notwithstanding any provision of the Ohio Revised Code requiring for any purpose the vote, consent, waiver or release of the holders of shares of the corporation entitling them to exercise two-thirds, or any other proportion (but less than all), of the voting power of the corporation or of any class or classes of shares thereof, for such purpose the vote, consent, waiver or release of the holders of shares entitling them to exercise not less than a majority of the voting power of the corporation, or of such class or classes shall be required.

ELEVENTH:  Notwithstanding any provision of the Ohio Revised Code now or hereafter in effect, no shareholder shall have the right to vote cumulatively in the election of directors.

Appendix E

Section 1701.85 of the Ohio Revised Code

1701.85 Dissenting shareholders — compliance with section — fair cash value of shares.

(A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

(2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to the dissenting shareholder of the fair cash value of the shares as to which the dissenting shareholder seeks relief, which demand shall state the dissenting shareholder’s address, the number and class of such shares, and the amount claimed by the dissenting shareholder as the fair cash value of the shares.

(3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which the dissenting shareholder seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after the dissenting shareholder has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

(4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation. In the case of a conversion, a demand served on the converting corporation constitutes service on the converted entity, whether the demand is served before, on, or after the effective date of the conversion.

(5) If the corporation sends to the dissenting shareholder, at the address specified in the dissenting shareholder’s demand, a request for the certificates representing the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return the endorsed certificates to the dissenting shareholder. A dissenting shareholder’s failure to deliver the certificates terminates the dissenting shareholder’s rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of the shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only the rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under

E-1

this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

(B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, or in the case of a conversion may be the converted entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to a complaint is required. Upon the filing of a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from evidence submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have power and authority specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at a rate and from a date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

(C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

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(D)(1) The right and obligation of a dissenting shareholder to receive fair cash value and to sell such shares as to which the dissenting shareholder seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

(a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

(b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

(c) The dissenting shareholder withdraws the dissenting shareholder’s demand, with the consent of the corporation by its directors;

(d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

(2) For purposes of division (D)(1) of this section, if the merger , consolidation, or conversion has become effective and the surviving , new, or converted entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the partners of a surviving , new, or converted partnership or the comparable representatives of any other surviving , new, or converted entity.

(E) From the time of the dissenting shareholder’s giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

Effective Date: 07-01-1994; 10-12-2006

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